PE
1-31-02

02020469

Commission File Number 0-25870

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAR 1 1 2002
1086

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of January 2002

ALGOMA STEEL INC.
(Translation of registrant's name into English)

105 West Street
Sault Ste. Marie, Ontario, Canada P6A 7B4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.]

The following documents are furnished with this Form 6-K:

1. Registrant's Material Change Report dated February 7, 2002

2. Third Amended and Restated Plan Arrangement and Reorganization pursuant to the Companies' Creditors Arrangement Act (Canada) and the Business Corporations Act (Ontario)

3. Indenture, dated as of January 29, 2002, between the Registrant and Wilmington Trust Company (the "Trustee")

4. First Supplemental Indenture, dated as of January 29, 2002, between the Registrant and the Trustee

5. Second Supplemental Indenture, dated as of January 29, 2002, between the Registrant and the Trustee

6. General Security Agreement, dated as of January 29, 2002, by the Registrant in favour of Computershare Trust Company of Canada (the "Collateral Agent")

7. Demand Debenture, dated as of January 29, 2002, between the Registrant and the Collateral Agent

8. Trust Moneys Account Hypothecation Agreement, dated as of January 29, 2002, between the Registrant and the Collateral Agent

9. Intercreditor Agreement, dated as of January 29, 2002, by and among the Trustee, Bank of America, N.A., The Canada Trust Company and the Registrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGOMA STEEL INC.
(Registrant)

Date: March 8, 2002

By: [signature]
Paul C. Finley
General Counsel and Corporate Secretary

ATTACHMENT 1

MATERIAL CHANGE REPORT
PURSUANT TO
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 112 OF THE SECURITIES ACT (MANITOBA)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 9(4) OF THE SECURITIES ACT (NEW BRUNSWICK)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1: REPORTING ISSUER

Algoma Steel Inc. ("Algoma")
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4

ITEM 2: DATE OF MATERIAL CHANGE

January 29, 2002.

ITEM 3: PRESS RELEASE

A press release reporting the material change was issued on January 29, 2002 in Sault Ste. Marie, Ontario. A copy of the press release is annexed hereto as Exhibit "A".

ITEM 4: SUMMARY OF MATERIAL CHANGE

Algoma announced that its Plan of Arrangement and Reorganization was implemented on January 29, 2002. All of the conditions to the implementation of the Plan were satisfied and Articles of Reorganization for Algoma were filed.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On January 29, 2002 Algoma satisfied all of the conditions required of it under its Third Amended and Restated Plan of Arrangement and Reorganization (the "Plan") completed pursuant to the *Companies' Creditors Arrangement Act* (Canada) and the *Business Corporations Act* (Ontario) and filed with the Ontario Superior Court of Justice.

Pursuant to the Plan, Algoma cancelled all outstanding shares and issued 16 million new common shares (the "Common Shares"), of which 15 million were issued to former holders of Algoma's 12 % First Mortgage Notes ("Noteholders") and 1 million were issued to unsecured creditors. An additional 4 million common shares are expected to be issued to employees in accordance with an option granted pursuant to the Plan.

Algoma also issued to Noteholders 11% Notes due in 2009 in the aggregate principal amount of U.S. $125 million and 1% Notes due in 2030 in the aggregate principal amount of U.S. $62.5 million. All Notes that were outstanding prior to the implementation of the Plan were cancelled.

In connection with the Plan, Algoma has also entered into amendments to its existing collective bargaining agreements with the United Steelworkers of America, and has entered into arrangements to restructure its pension plan liabilities in accordance with the Plan.

Algoma has amended its existing credit facilities (the "Credit Facilities") by entering into an amended and restated loan agreement with a syndicate of lenders led by Bank of America, National Association. The Credit Facilities consist of a term loan of Cdn $50,000,000 and a revolving line of up to Cdn $180,000,000. Algoma's indebtedness under the Cdn $50,000,000 debtor-in-possession facility it obtained and utilized during its restructuring proceedings has been repaid.

ITEM 6: RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not Applicable.

ITEM 7: OMITTED INFORMATION

Not Applicable.

ITEM 8: SENIOR OFFICER – FOR FURTHER INFORMATION CONTACT

Paul C. Finley
General Counsel and Corporate Secretary
Tel: (705) 945-2201
Fax: (705) 945-2203

ITEM 9: **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to herein.

DATED this 7th day of February, 2002

ALGOMA STEEL INC.

Per: PC Finley
Paul C. Finley
General Counsel and Corporate Secretary

EXHIBIT "A"

ALGOMA STEEL INC.
105 West Street
Sault Ste. Marie, Ontario, Canada P6A 7B4
Phone: 705-945-2351 Fax: 705-945-2203

NEWS RELEASE
Tuesday, January 29, 2002

SAULT STE. MARIE, ONTARIO – Algoma Steel Inc. announced that its Plan of Arrangement and Reorganization was implemented today. All of the conditions to the implementation of the Plan were satisfied and the Articles of Reorganization were filed.

New Notes and new Common Share certificates will be distributed to those who are entitled to receive them in the near future.

Algoma Steel Inc., based in Sault Ste. Marie, Ontario, is Canada's third largest integrated steel producer. Revenues are derived primarily from the manufacture and sale of rolled steel products, including hot and cold rolled sheet and plate.

For further information, contact:

Paul Finley
General Counsel and Secretary
705-945-2201

ATTACHMENT 2

ALGOMA STEEL INC.

THIRD AMENDED AND RESTATED
PLAN OF ARRANGEMENT AND REORGANIZATION
PURSUANT TO THE
COMPANIES' CREDITORS ARRANGEMENT ACT (CANADA)
AND THE
BUSINESS CORPORATIONS ACT (ONTARIO)

December 10, 2001

TABLE OF CONTENTS

ARTICLE 1. – INTERPRETATION

ARTICLE 2. – COMPROMISE AND ARRANGEMENT

ARTICLE 3. – REORGANIZATION

ARTICLE 4. – CERTIFICATES AND DISTRIBUTIONS

ARTICLE 5. – FINAL ORDER AND PLAN IMPLEMENTATION

ARTICLE 6. – EFFECT OF THE PLAN

ARTICLE 7. – GENERAL

SCHEDULES

THIRD AMENDED AND RESTATED

PLAN OF ARRANGEMENT AND REORGANIZATION

ARTICLE 1. – INTERPRETATION

1.1. *Definitions*

In this Plan, unless otherwise expressly stated or the context otherwise requires:

"Affected Claims" means, collectively, the Municipal Claim, the Note Claims, the Indexed Pension Benefits Claims, the Non-Indexed Pension Benefits Claims and the Unsecured Claims.

"Affected Creditor" means a Creditor who has an Affected Claim.

"Algoma" means Algoma Steel Inc., a corporation governed by the OBCA.

"Articles of Reorganization" means the articles of reorganization referred to in Section 3.1 to be filed pursuant to section 186 of the OBCA.

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Ontario.

"CCAA" means the *Companies' Creditors Arrangement Act* (Canada).

"CCAA Proceedings" means the proceedings of Algoma under the CCAA commenced pursuant to the Initial Order.

"Certificate of Amendment" means the certificate of amendment to be issued by the Director under the OBCA in respect of the Articles of Reorganization.

"Chief Restructuring Officer" means, collectively, Hap Stephen and Stonecrest Capital Inc.

"Claim" means any right of any Person against Algoma in connection with any indebtedness, liability or obligation of any kind of Algoma that exists at the Valuation Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guaranty, by surety or otherwise, and whether or not such right is executory in nature including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future based in whole or in part on facts or events that exist prior to or on the Valuation Date and includes any other claims that would have been claims provable in bankruptcy had Algoma become bankrupt on the Valuation Date.

"Claims Officer" means each such Person as may be appointed by the Court for the purpose of determining Claims for voting and distribution purposes.

"Classes" means the five classes of Creditors grouped in accordance with their Claims pursuant to Section 2.1 for the purposes of voting on, and receiving distributions pursuant to, this Plan, being the City of Sault Ste. Marie, the Noteholders, the Indexed Pension Benefits Creditors, the Non-Indexed Pension Benefits Creditors and the Unsecured Creditors.

"Contingent Claim" means an Affected Claim that at the relevant time is not a Proven Claim and is not barred pursuant to the Meeting and Claims Order, but in respect of which a Proof of Claim has been filed or deemed to have been filed in a proper and timely manner in accordance with the Meeting and Claims Order.

"Court" means the Ontario Superior Court of Justice.

"Creditor" means any Person having a Claim and may, if the context requires, include the assignee of a Claim or a trustee, liquidator, receiver, receiver and manager or other Person acting on behalf of such Person.

"Director" means any individual that, on or at any time prior to the Valuation Date, is or was a director or officer of Algoma.

"Distribution Record Date" means the date established in the Meeting and Claims Order as the record date for determining the Persons entitled to receive distributions in respect of Affected Claims that are Proven Claims.

"Effective Time" means the first moment on the Plan Implementation Date.

"Election Deadline" means December 10, 2001.

"Election Notice" means an election notice substantially in the form set out in Schedule A.

"Encumbrance" means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of others in respect of any assets that Algoma owns or to which Algoma is entitled.

"Existing Pension Plans" means The Non-Contributory Pension Plan Covering Hourly Paid Bargaining Unit Employees of Algoma Steel Inc. and The Algoma Steel Inc. Salaried Employees Pension Plan for Employees in Canada.

"Existing Shares" means the Common Shares and Employee Voting Shares of Algoma outstanding immediately prior to the Plan Implementation Date.

"Filing Date" means April 23, 2001.

"Final Order" means the Order to be made under the CCAA sanctioning this Plan, as such Order may be amended by any court of competent jurisdiction.

"Indexed Pension Benefits Claim" means any Claim by or in respect of a Retired Pension Plan Indexing Participant for or in respect of pension or ancillary benefits under either of the Existing Pension Plans, including any Claim in respect thereof by way of subrogation or otherwise, but excluding any assessment made under the PBA payable to the PBGF and penalties and interest thereon.

"Indexed Pension Benefits Creditor" means a Creditor with an Indexed Pension Benefits Claim.

"Information Packages" means the information packages to be sent or made available to Affected Creditors in accordance with the Meeting and Claims Order.

"Initial Order" means the Order made April 23, 2001 pursuant to which Algoma was provided protection under the CCAA, as amended from time to time.

"Meeting and Claims Order" means the Order in these CCAA Proceedings directing the calling and holding of meetings of the Affected Creditors and establishing the proof of Claim process for voting and distribution purposes, as amended from time to time.

"Monitor" means Ernst & Young Inc., in its capacity as the monitor appointed pursuant to the Initial Order.

"Municipal Claim" means the Claim by the City of Sault Ste. Marie for taxes and other amounts payable pursuant to the *Municipal Act* (Ontario) including all interest and penalties payable in connection therewith.

"New Collective Bargaining Agreements" means:

(i) an agreement to be dated as of the Plan Implementation Date between Algoma and the USWA on behalf of itself and its Local 2251, providing for the amendment or replacement of the currently existing collective bargaining agreement in respect of Algoma's hourly employees; and

(ii) an agreement to be dated as of the Plan Implementation Date between Algoma and the USWA on behalf of itself and its Local 2724, providing for the amendment or replacement of the currently existing collective bargaining agreement in respect of Algoma's salaried employees

having the terms or consequences referred to in Schedule B.

"New Common Shares" means the new Common Shares of Algoma created upon the issuance of the Certificate of Amendment.

"New Common Share Pool" means the 20 million New Common Shares to be issued pursuant to this Plan.

"New Credit Facilities" has the meaning set out in Section 5.3(c).

"**New Inter-Creditor Agreement**" means an inter-creditor agreement between the lenders under the New Credit Facilities, the New Trustees and Algoma, in form and substance satisfactory to the lenders under the New Credit Facilities, the Noteholder Group and Algoma, specifying, among other things, the relative rights and priorities of the security and obligations under the New Credit Facilities and the security and obligations under the New Note Indenture and confirming that: (1) no interest may be paid on the New Notes and no acceleration of the New Notes or other remedial action may be taken until the New Credit Facilities are fully repaid or refinanced and (2) the relative security priorities provided for in Schedule C shall apply.

"**New Note Indenture**" means the trust indenture to be dated as of the Plan Implementation Date between Algoma, as issuer, and the New Trustees, providing for the issuance of the New Notes.

"**New Notes**" means the 11% Notes due 2009 in the aggregate principal amount of U.S. $125 million and the 1% Notes due 2030 in the aggregate principal amount of U.S. $62.5 million to be issued to the Noteholders pursuant to the New Note Indenture and having terms substantially as set out in Schedule C.

"**New Trustees**" means Computershare Trust Company of Canada and Wilmington Trust Company as co-trustees under the New Note Indenture.

"**Non-Indexed Pension Benefits Claim**" means any Claim by or in respect of a Retired Pension Plan Non-Indexing Participant for or in respect of pension or ancillary benefits under either of the Existing Pension Plans, including any Claim in respect thereof by way of subrogation or otherwise, but excluding any assessment made under the PBA payable to the PBGF and penalties and interest thereon.

"**Non-Indexed Pension Benefits Creditor**" means a Creditor with a Non-Indexed Pension Benefits Claim.

"**Note**" means any note issued by Algoma pursuant to the Note Indenture.

"**Note Claim**" means any Claim pursuant to or in respect of a Note.

"**Note Indenture**" means the trust indenture dated July 12, 1995 between Algoma, as issuer, and Montreal Trust Company of Canada, as trustee.

"**Noteholder**" means a Creditor with a Note Claim.

"**Noteholder Group**" means the Noteholders who are represented by Torys and named in the court materials filed on their behalf prior to November 2, 2001 in the CCAA Proceedings and who vote in person or by proxy at the meeting of Noteholders in favour of the Plan.

"**OBCA**" means the *Business Corporations Act* (Ontario).

"**Order**" means any order of the Court in the CCAA Proceedings.

"**PBA**" means the *Pension Benefits Act* (Ontario).

"**PBGF**" means the Pension Benefits Guarantee Fund established under the PBA.

"**Person**" means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency, officer or instrumentality thereof or any other entity.

"**Plan**" means this third amended and restated plan of compromise and arrangement under the CCAA and reorganization under the OBCA, including the Schedules hereto, as further amended or replaced from time to time.

"**Plan Implementation Date**" means the date on which the Certificate of Amendment is issued.

"**Post-Filing Claim**" means any Claim for services, utilities, goods or materials supplied or funds advanced during the period from and including the Filing Date to but excluding the Valuation Date, other than any Municipal Claim, Indexed Pension Benefits Claim or Non-Indexed Pension Benefits Claim.

"**Proof of Claim**" means a proof of Claim filed in accordance with the provisions of the Meeting and Claims Order.

"**Proven Claim**" means an Affected Claim in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Meeting and Claims Order and the amount of which has been allowed for distribution purposes by Algoma, a Claims Officer or the Court in accordance with the Meeting and Claims Order.

"**Reorganization**" means the reorganization of the share capital and governance structure of Algoma described in Article 3.

"**Replacement Pension Arrangements**" means arrangements satisfactory to Algoma with the USWA, the PBGF and the Ontario Government, including the arrangements described in Schedule E hereto, to restructure Algoma's pension plan liabilities pursuant to the Existing Pension Plans and that, among other things, will provide the Replacement Pension Benefits to Indexed Pension Benefits Creditors and Non-Indexed Pension Benefits Creditors and will reduce projected pension cash costs by about $20 million per year for the years 2002 through 2006, inclusive, and will contain committed government support of not less than the amount projected by Algoma.

"**Replacement Pension Benefits**" means a pension in the same aggregate amount as the pension to which an Indexed Pension Benefits Creditor or a Non-Indexed Pension Benefits Creditor would be entitled under the Existing Pension Plans in accordance with their respective terms as at the Valuation Date excluding inflation related increases, if any, to such pension that might have occurred on or after the Plan Implementation Date.

"**Retired Pension Plan Indexing Participant**" means a Retired Pension Plan Participant who is entitled to inflation related increases to his or her pension.

"**Retired Pension Plan Non-Indexing Participant**" means a Retired Pension Plan Participant who is not entitled to inflation related increases to his or her pension.

"**Retired Pension Plan Participant**" means (i) a Person who on the Valuation Date is in receipt of a monthly pension from one or both of the Existing Pension Plans or is not in receipt thereof due solely to a delay in processing such pension payment, (ii) a Person who has filed with Algoma prior to the Valuation Date an election in the prescribed form to retire under one or both of the Existing Pension Plans and (iii) a Person, other than a Person who is on the Valuation Date then in the employ of Algoma, who is entitled to a deferred pension from one or both of the Existing Pension Plans.

"**Secured Claim**" means any Claim in respect of which, as security therefor, the Person having such Claim holds or has the benefit of a valid and enforceable security interest in, mortgage or charge over, lien against or other similar interest in, any of the assets that Algoma owns or to which Algoma is entitled (together with all security agreements and other documents in connection therewith) and which Claim is entitled to be proven as a secured claim pursuant to the provisions of the CCAA (including sections 18.3, 18.4 and 18.5 of the CCAA), to the extent of the value of such security as at the Valuation Date, having regard to, among other things, the value of the assets subject to such security and the priority of such security.

"**Successor Plan Administrator**" means the Person who is the third party pension plan administrator appointed by the Superintendent to administer the Existing Pension Plans and any other Person who, from time to time, succeeds such Person in that role.

"**Superintendent**" means the Superintendent of Financial Services under the PBA.

"**Transfer Agent**" means Computershare Trust Company of Canada in its capacities as transfer agent and registrar of the New Common Shares and Wilmington Trust Company in its capacities as paying agent and registrar for the New Notes.

"**Unaffected Claim**" has the meaning set out in Section 2.2.

"**Unaffected Creditor**" means a Creditor with an Unaffected Claim.

"**Unsecured Claim**" means any Claim to the extent that it is not an Unaffected Claim, Municipal Claim, Note Claim, Indexed Pension Benefits Claim or Non-Indexed Pension Benefits Claim.

"**Unsecured Creditor**" means a Creditor with an Unsecured Claim.

"**USWA** " means The United Steelworkers of America.

"**Valuation Date**" means November 2, 2001.

1.2. *Construction*

In this Plan, unless otherwise expressly stated or the context otherwise requires:

(a) the division of the Plan into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b) the words "hereunder", "hereof" and similar expressions refer to this Plan and not to any particular Article, Section or Schedule and references to "Articles", "Sections" and "Schedules" are to Articles and Sections of and Schedules to this Plan;

(c) words importing the singular include the plural and *vice versa* and words importing any gender include all genders;

(d) the word "including" means "including without limiting the generality of the foregoing";

(e) a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder;

(f) references to dollar amounts are to Canadian dollars;

(g) references to times are to local time in Toronto, Ontario; and

(h) references to certain matters having to be satisfactory to the Noteholder Group means satisfactory to members of the Noteholder Group holding a majority in aggregate principal amount of the Notes held by all members of the Noteholder Group (determined with reference to the proxies filed by such members with the Monitor to vote on the Plan), acting reasonably.

1.3. *Conversion*

All Affected Claims denominated in a currency other than lawful money of Canada are to be converted to the equivalent thereof in lawful money of Canada at the noon rate of exchange as quoted by the Bank of Canada on the Valuation Date.

1.4. *Deeming Provisions*

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

1.5. *Date for any Action*

If any date on which any action required to be taken hereunder by Person is not a Business Day, such action must be taken on the next succeeding day which is a Business Day.

1.6. *Schedules*

The following are the Schedules to this Plan:

Schedule A — Election Notice
Schedule B — New Collective Bargaining Agreements
Schedule C — Terms of New Notes
Schedule D — Share Conditions of New Common Shares
Schedule E — Replacement Pension Arrangements

ARTICLE 2. – COMPROMISE AND ARRANGEMENT

2.1. *Affected Claims*

Claims that are affected by this Plan (i.e., Affected Claims) are divided into the following classes for distribution purposes:

(a) the Municipal Claim;

(b) Note Claims;

(c) Indexed Pension Benefits Claims;

(d) Non-Indexed Pension Benefits Claims; and

(e) Unsecured Claims.

2.2. *Unaffected Claims*

This Plan does not affect the following Claims (collectively, the "Unaffected Claims"):

(a) Claims held by the Bank of America Canada, Congress Financial Corporation (Canada), GMAC Commercial Credit Corporation – Canada, ABN AMRO Bank Canada and Textron Financial Canada Limited and their respective assigns pursuant to the Loan Agreement dated as of April 23, 2001 between Algoma and such lenders;

(b) Claims held by Bank of America Canada, Congress Financial Corporation (Canada), GMAC Commercial Credit Corporation – Canada, ABN AMRO Bank Canada and Textron Financial Canada Limited and their respective assigns pursuant to the Loan Agreement dated as of July 12, 1995, as amended, between Algoma and such lenders;

(c) Claims of the Monitor, the Directors and the legal and financial advisors of Algoma, the Monitor and certain Noteholders, in respect of which security was provided by the Initial Order, Claims of the financial advisors of certain Noteholders pursuant to arrangements made by Algoma after the Filing Date and Claims of the trustee under the Note Indenture for reimbursable costs and expenses relating to the CCAA Proceedings or this Plan;

(d) Secured Claims other than:

    (i) Note Claims,

    (ii) Indexed Pension Benefits Claims;

    (iii) Non-Indexed Pension Benefits Claims; and

    (iv) Claims described in Section 2.2 (a), (b) or (c) above;

(e) Claims pursuant to a lease of personal property to Algoma, as lessee, by the Person having such Claim, as lessor, which lease has not been terminated prior to the Valuation Date;

(f) Claims by any Director under any directors' or officers' indemnity policy or agreement with Algoma;

(g) Post-Filing Claims;

(h) Claims of Her Majesty in right of Canada or a province referred to in Section 2.10;

(i) Claims by employees of Algoma pursuant to the Existing Pension Plans (which will become subject to the Replacement Pension Arrangements pursuant to the New Collective Bargaining Agreements) excluding, for greater certainty, Indexed Pension Benefits Claims and Non-Indexed Pension Benefits Claims;

(j) Claims by employees or former employees of Algoma in respect of their employment other than Claims described in Section 2.2(i), Indexed Pension Benefits Claims, Non-Indexed Pension Benefits Claims and Claims in respect of which an action has been commenced against Algoma prior to the Valuation Date; and

(k) Claims of the Chief Restructuring Officer

except to the extent that any Unaffected Claim is subject to the stay contained in the Initial Order.

2.3. *Treatment of Note Claims*

At the Effective Time each Note Claim will be compromised and each Noteholder as at the close of business on the Record Date will receive in full satisfaction of its Note Claim that is a Proven Claim its *pro rata* share of:

(a) the New Notes; and

(b) 75% of the New Common Share Pool

applied first in payment of principal and the balance, if any, in payment of unpaid interest and other amounts owing in respect of the Note Claim.

2.4. *Treatment of Indexed Pension Benefits Claims*

At the Effective Time, each Indexed Pension Benefits Claim will be compromised and each Indexed Pension Benefits Creditor will be given rights to receive Replacement Pension Benefits under the Replacement Pension Arrangements in full satisfaction of his or her Indexed Pension Benefits Claim.

2.5. *Treatment of Non-Indexed Pension Benefits Claims*

At the Effective Time, each Non-Indexed Pension Benefits Claim will be compromised and each Non-Indexed Pension Benefits Creditor will be given rights to receive Replacement Pension Benefits under the Replacement Pension Arrangements in full satisfaction of his or her Non-Indexed Pension Benefits Claim.

2.6. *Treatment of Unsecured Claims*

At the Effective Time each Unsecured Claim will be compromised and:

(a) within 100 days after the Plan Implementation Date, (i) each Unsecured Creditor as at the Record Date with Unsecured Claims not exceeding an aggregate of $2,500 that are Proven Claims and (ii) each Unsecured Creditor as at the Record Date with Unsecured Claims that exceed an aggregate of $2,500 that are Proven Claims who has duly filed an Election Notice with Algoma to value such aggregate Unsecured Claims (for distribution purposes) at $2,500 will receive, in full satisfaction of such Unsecured Claims, cash in an amount equal to the lesser of $2,500 and the aggregate amount of such Unsecured Claims; and

(b) each Unsecured Creditor as at the Record Date with Unsecured Claims that exceed an aggregate of $2,500 that are Proven Claims who has not so duly filed an Election Notice will receive, in full satisfaction of such Unsecured Claims, its *pro rata* share of 5% of the New Common Share Pool,

provided that the maximum aggregate amount payable by Algoma pursuant to Section 2.6(a) will be $2.0 million and, if the aggregate amount of the Unsecured Claims payable thereunder exceeds such amount, $2.0 million will be allocated among the Unsecured Creditors claiming thereunder *pro rata* based on the aggregate amount of the Unsecured Claims of each Unsecured Creditor up to a maximum of $2,500.

2.7. *Treatment of Municipal Claim*

At the Effective Time the Municipal Claim will be compromised and the City of Sault Ste. Marie will receive the aggregate amount of $5 million in full satisfaction of the Municipal Claim, payable in equal instalments on December 31 in 2002 and 2003. The Municipal Claim, as so compromised, will continue to be secured by a lien on Algoma's real property in accordance with the provisions of the *Municipal Act* (Ontario).

2.8. *Shares for Employees*

At the Effective Time, Algoma will issue an option or options to acquire, in the aggregate, a number of New Common Shares equal to 20% of the New Common Share Pool for a nominal consideration for distribution to the employees of Algoma.

2.9. *Contingent Claims*

(1) A Person holding a Contingent Claim will not be entitled to receive a distribution under this Plan in respect thereof unless and until such Contingent Claim becomes a Proven Claim.

(2) In the case of each Contingent Claim that could be an Unsecured Claim but that is not a Proven Claim on the Distribution Record Date, Algoma will reserve from the cash or the number of New Common Shares, as the case may be, issuable to the Unsecured Creditor pursuant to Section 2.5 the cash or the number of New Common Shares established by a Claims Officer for distribution to the Unsecured Creditor in respect of such

Contingent Claim if it becomes a Proven Claim after such Distribution Record Date. If a Contingent Claim in respect of an Unsecured Claim is ultimately disallowed, in whole or in part, in accordance with the Meeting and Claims Order, the cash or the number of New Common Shares reserved in respect of such Contingent Claim or appropriate portion thereof determined by a Claims Officer will become available for distribution by Algoma to Unsecured Creditors with Proven Claims on the Distribution Record Date for cash or New Common Shares, as applicable, by making a further distribution to such Unsecured Creditors on a *pro rata* basis, provided that the amounts to be distributed makes such distribution economically practical (as determined by Algoma, acting reasonably).

2.10. *Crown Priority Claims*

Within six months after the date of the Final Order, Algoma will pay in full to Her Majesty in right of Canada or a province all amounts of a kind that could be subject to a demand under subsection 224(1.2) of the *Income Tax Act* (Canada) or under any substantially similar provision of provincial legislation and that were outstanding at the Filing Date.

ARTICLE 3. – REORGANIZATION

3.1. *Articles of Reorganization*

At the Effective Time, the articles of Algoma will be amended pursuant to the Articles of Reorganization in the following sequence:

(a) to delete the number of directors and to provide that there will be such number of directors between a minimum of three and a maximum of 10, as determined from time to time by resolution of the directors;

(b) to delete the authorized capital of Algoma including all the authorized Common Shares and Employee Voting Shares and the rights, privileges, restrictions and conditions attaching thereto, and to cancel all the Existing Shares;

(c) to create an unlimited number of New Common Shares and to provide that the rights, privileges, restrictions and conditions attaching to the New Common Shares are as set out in Schedule D; and

(d) to delete the provisions of Section 9 of the articles of Algoma (including the provisions relating to the composition and nomination of the board of directors of Algoma).

3.2. *Holders of Existing Shares*

A holder of an Existing Share will not be entitled to any payment or other compensation with respect to the cancellation of such Existing Share.

3.3. *Directors*

The term of office of the current directors of Algoma will terminate on the Plan Implementation Date and their replacements will take office. The USWA may advise Algoma of the names of up to three nominees to act as directors, and the Noteholder Group may advise Algoma of the names of up to seven nominees to act as directors. The Final Order will fix the number of directors and provide that any such nominees are appointed as directors of Algoma to succeed the current directors and to hold office until the next annual meeting of Algoma or until their successors are elected or appointed.

3.4. *Stated Capital*

The aggregate stated capital for purposes of the OBCA of the New Common Shares issued pursuant to this Plan will be as determined by the directors of Algoma.

ARTICLE 4. – CERTIFICATES AND DISTRIBUTIONS

4.1. *Cancellation of Certificates*

At the Effective Time, all notes, certificates, agreements and other instruments evidencing Affected Claims or Existing Shares will be cancelled and will be null and void and will not entitle any holder thereof to any compensation or participation other than as expressly provided for in this Plan.

4.2. *No Fractional Interests*

No New Notes in denominations of other than U.S. $1,000 and integral multiples thereof and no fractional New Common Shares will be issued in connection with this Plan. Calculations resulting in less than an integral multiple of U.S. $1,000 plus U.S. $500 principal amount of New Notes or less than one-half of a New Common Share will be rounded down to the next lower multiple of U.S. $1,000 or the next lower whole number, as the case may be, and calculations resulting in an integral multiple of U.S. $1,000 plus U.S. $500 or more principal amount of New Notes or one-half or more of a New Common Share will be rounded up to the next highest multiple of U.S. $1,000 or next highest whole number, as the case may be. The entitlement of an Affected Creditor to receive New Notes in a denomination of other than an integral multiple of U.S. $1,000 or a fractional portion of a New Common Share will be extinguished at the Effective Time.

4.3. *Distribution of Certificates*

As soon as practical after the Plan Implementation Date, Algoma will cause the applicable Transfer Agent to record:

(a) in the register for the New Notes, the aggregate principal amount of the New Notes that each Noteholder of record at the close of business on the Distribution Record Date is entitled to be issued pursuant to this Plan and forward such New Notes to the address of such Noteholder on the records of Algoma; and

(b) in the register for the New Common Shares, the number of New Common Shares that each Noteholder of record at the close of business on the Distribution Record Date or Unsecured Creditor, as the case may be, is entitled to be issued pursuant to this Plan and forward a certificate evidencing such New Common Shares to the address of such Noteholder or Unsecured Creditor on the records of Algoma

provided that if the Noteholder or Unsecured Creditor is resident in a jurisdiction where the New Notes or the New Common Shares cannot be distributed unless they are registered or qualified for sale in the jurisdiction, Algoma may direct the applicable Transfer Agent to sell such New Notes or New Common Shares in the market and remit to the Noteholder or Unsecured Creditor, as the case may be, the proceeds of such sale less any required withholding taxes, brokerage commissions and other reasonable costs relating to such sale.

4.4. *Taxes*

All payments made hereunder will be made net of all applicable taxes.

ARTICLE 5. – FINAL ORDER AND PLAN IMPLEMENTATION

5.1. *Implementation of Plan*

If this Plan is approved by each Class of Affected Creditors, Algoma will apply to the Court for the Final Order to sanction this Plan. Subject to the Final Order being granted and the satisfaction of the conditions set out in Section 5.3, this Plan will be implemented by Algoma as provided in Section 5.4.

5.2. *Effect of Final Order*

In addition to sanctioning the Plan, the Final Order will, without limitation to any other terms that it may contain:

(a) declare that the compromises and arrangements set out in this Plan are approved and become binding and effective on all Persons as at the Effective Time;

(b) declare that the articles of Algoma will be amended and the new directors of Algoma appointed as set out in Article 3;

(c) declare that all New Notes and New Common Shares issued pursuant to this Plan will be validly issued;

(d) declare that, subject to the performance by Algoma of its obligations under this Plan, all contracts, leases, agreements and other arrangements to which Algoma is a party and which have not been terminated or repudiated pursuant to paragraph 17(g) of the Initial Order will be and remain in full force and effect, unamended, and no Person who is a party to any such arrangement may accelerate, terminate, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise any right (including any right of set-off, dilution or other remedy) or make any demand under or in respect of any such arrangement, by reason of:

   (i) any event that occurred on or prior to the Plan Implementation Date that would have entitled such Person to enforce those rights or remedies (including defaults of events or default arising as a result of the insolvency of Algoma);

   (ii) the fact that Algoma has sought or obtained relief under the CCAA;

   (iii) any compromises or arrangements effected pursuant to this Plan; or

   (iv) any change in the control of Algoma arising from the implementation of the Plan; and

(e) declare that the stay of proceedings under the Initial Order continues until the Plan Implementation Date.

5.3. *Conditions to Plan Implementation*

The implementation of this Plan will be conditional on the satisfaction of the following conditions:

(a) this Plan has been approved by all Classes of Affected Creditors pursuant to the CCAA;

(b) the Final Order has been issued by the Court and all applicable appeal periods in respect thereof have expired and any appeals therefrom have been finally disposed of by the applicable appellate tribunal;

(c) arrangements satisfactory to Algoma, the Noteholder Group and the Creditors referred to in Sections 2.2(a) and (b) have been made for the repayment or refinancing of the Claims of such Creditors and Algoma has entered into definitive agreements, in form and substance satisfactory to Algoma and the Noteholder Group and having customary commercial terms, with one or more financial institutions for the committed availability to Algoma until at least December 30, 2003 of credit facilities in an aggregate amount sufficient to satisfy Algoma's projected financing needs (the "New Credit Facilities");

(d) on or before December 31, 2001, the New Collective Bargaining Agreements have been executed and delivered by the parties thereto, have been ratified by the requisite majorities of employees and have become effective in accordance with their terms, subject only to the occurrence of the Plan Implementation Date;

(e) the New Note Indenture and all related agreements and other documents have been executed and delivered by the parties thereto and have become effective in accordance with their terms, subject only to the occurrence of the Plan Implementation Date;

(f) the Replacement Pension Arrangements have become effective, subject only to the occurrence of the Plan Implementation Date;

(g) arrangements with the Federal and/or Ontario Government regarding employee training and/or other matters satisfactory to Algoma and otherwise not materially inconsistent with the projected levels in Algoma's financial projections have become effective, subject only to the occurrence of the Plan Implementation Date;

(h) all relevant Persons will have executed, delivered and filed all documents and other instruments that, in the opinion of Algoma, acting reasonably, are necessary to implement the provisions of this Plan;

(i) subject to Section 4.3, all actions have been taken and all things have been done necessary to ensure that the New Notes and New Common Shares will, immediately following the Plan Implementation Date, be freely tradable and duly and properly issued and outstanding under, pursuant to, and in compliance with the laws of the United States of America and Canada, subject to customary restrictions under such laws, and Algoma will have used its best efforts to list the New Common Shares on The Toronto Stock Exchange;

(j) there are no materially negative tax consequences resulting from the transactions contemplated by this Plan which fundamentally impact on Algoma's financial condition or prospects;

(k) the Unaffected Claims referred to in Section 2.2 are not of a nature or in an aggregate amount which is likely to result in material adverse consequences to Algoma which fundamentally impact on Algoma's financial condition or prospects;

(l) all applicable approvals and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction for the completion of the transactions contemplated by this Plan (including the transactions contemplated in this Section 5.3 as conditions to the implementation of this Plan) and the trading of the securities issuable hereunder have been obtained or made, as the case may be, by Algoma, in each case to the extent necessary or advisable to give effect to the terms and conditions of this Plan and in form and substance satisfactory to Algoma and the Noteholder Group, including the approvals of, and exempting orders from, The Toronto Stock Exchange and relevant securities regulatory authorities; and

(m) the New Inter-Creditor Agreement has been executed and delivered by the parties thereto and become effective in accordance with its terms, subject only to the occurrence of the Plan Implementation Date.

5.4. *Filing of Articles of Reorganization*

Upon satisfaction of each of the conditions to the implementation of the Plan as set out in Section 5.3 Algoma will file the Articles of Reorganization. The Plan will become effective at the Effective Time. Upon receipt of the Certificate of Amendment, Algoma will deliver to the Monitor (and file a copy with the Court) a certificate stating that each of the conditions set out in Section 5.3 has been satisfied. If the filing of such certificate has not occurred prior to January 31, 2002, then Algoma will be in default pursuant to the terms hereof and this Plan will be of no further force and effect and will not be binding upon any Person.

ARTICLE 6. – EFFECT OF THE PLAN

6.1. *Effect of Plan Generally*

At the Effective Time, the treatment of Affected Claims and the holders of Existing Shares will be final and binding on Algoma and all Affected Creditors and holders of Existing Shares, the trustee under the Note Indenture, the Superintendent and the Successor Plan Administrator (and their respective heirs, executors, administrators and other legal representatives, successors and assigns) and this Plan will constitute (i) full, final and absolute settlement of all rights of the Affected Creditors and the holders of Existing Shares; (ii) an absolute release and discharge of all indebtedness, liabilities and obligations of or in respect of the Affected Claims, including any interest and costs accruing thereon from and including the Valuation Date to but excluding the Plan Implementation Date, and of the Existing Shares; and (iii) a reorganization of the capital and governance structure of Algoma in accordance with the provisions of Article 3.

6.2. *Discharge of Encumbrances*

At the Effective Time, no step or proceeding may be taken in respect of any Encumbrance in connection with any Affected Claim and any Encumbrance in connection with an Affected Claim will be deemed to have no further effect against Algoma or any of its assets and will be released, discharged, dismissed or vacated without cost to Algoma. Algoma may apply to the Court to obtain a discharge, if necessary, of any Encumbrance in connection with any Affected Claim without notice to the Affected Creditor.

6.3. *Claims Against Directors and Others*

At the Effective Time, Algoma and each and every present and former shareholder, officer, director, employee, auditor, financial advisor, legal counsel and agent of Algoma, the Monitor and the Chief Restructuring Officer (individually, a "Released Party") will be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature that any Person may be entitled to assert (including any and all claims in respect of potential statutory liabilities of the former, present and future directors and officers of Algoma for which the Initial Order authorized the granting of security) whether known or unknown, matured or unmatured, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date relating to, arising out of or in connection with the Claims, the business and affairs of Algoma, this Plan, the CCAA Proceedings or the Reorganization provided that nothing herein will release or discharge Algoma from or in respect of any Unaffected Claim or from or in respect of its obligations to Affected Creditors under this Plan or under any Order and provided further that nothing herein will release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct or to have been grossly negligent or, in the case of Directors, in respect of any Claim referred to in subsection 5.1(2) of the CCAA.

6.4. *Guarantees and Similar Covenants*

No Person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under this Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person in respect of a Claim which is compromised under this Plan will be entitled to any additional rights beyond the rights of the Creditor whose Claim was compromised under this Plan including the PBGF and the administrator of the Existing Pension Plans.

6.5. *Consents, Waivers and Agreements*

On the Plan Implementation Date, each Affected Creditor and holder of Existing Shares will be deemed to have consented and agreed to all of the provisions of this Plan, as an entirety. In particular, each Affected Creditor will be deemed:

(a) to have executed and delivered to Algoma all consents, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan as an entirety;

(b) to have waived any default by Algoma that has occurred on or prior to the Valuation Date in any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Affected Creditor and Algoma with respect to an Affected Claim; and

(c) to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor and Algoma with respect to an Affected Claim as at the Valuation Date and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly.

ARTICLE 7. – GENERAL

7.1. *Amendments*

Before and during any meeting of any Class of Affected Creditors, Algoma may at any time and from time to time, amend this Plan by written instrument. Thereafter, and before issuance of the Certificate of Amendment, Algoma may at any time and from time to time amend this Plan by written instrument if the Court determines that such amendment would not be materially prejudicial to the interests of the Affected Creditors under the Plan or is necessary to give effect to the full intent of this Plan. Algoma will file a copy of any amendment to this Plan with the Court.

7.2. *Responsibilities of the Monitor*

The Monitor is acting in its capacity as Monitor in the CCAA Proceedings with respect to Algoma and will not be responsible or liable for any obligations of Algoma. The Monitor will have the powers granted to it by this Plan, by the CCAA and by any Order.

7.3. *Binding Effect*

At the Effective Time, this Plan will become effective and be binding on and enure to the benefit of Algoma, all Affected Creditors, all holders of Existing Shares, the Directors, the trustee under the Note Indenture, the Superintendent, the Successor Plan Administrator and all other Persons named or referred to in, or subject to, this Plan and their respective heirs, executors, administrators and other legal representatives, successors and assigns.

7.4. *Different Capacities*

Persons who are affected by this Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless expressly agreed by the Person in writing or unless its Claims overlap or are otherwise duplicative.

7.5. *Further Assurances*

Each of the Persons named or referred to in, or subject to, this Plan will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein.

7.6. *Governing Law*

This Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.7. *Notices*

Any notice or other communication to be delivered hereunder must be in writing and reference this Plan and may, subject as hereinafter provided, be made or given by personal delivery, ordinary mail or by facsimile addressed to the respective parties as follows:

(a) if to Algoma:

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4

Attention: Paul C. Finley
Corporate Secretary
Fax No.: (705) 945-2203

(b) if to a Creditor:

to the known address (including facsimile number) for such Creditor or the address for such Creditor specified in the Proofs of Claim filed by such Creditor in the CCAA Proceedings

(c) if to the Monitor:

Ernst & Young Inc.
P. O. Box 251
Ernst & Young Tower
222 Bay Street, 21st Floor
Toronto-Dominion Centre
Toronto, Ontario
M5K 1J7

Attention: Murray McDonald
Fax No.: (416) 943-3300

or to such other address as any party may from time to time notify the others in accordance with this Section. All such communications that are delivered will be deemed to have been received on the day of delivery. All such communications that are sent by facsimile will be deemed to be received on the day sent if sent before 5:00 p.m. on a Business Day and otherwise will be deemed to be received on the Business Day next following the day upon which such facsimile was sent. Any notice or other communication sent by mail will be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by Algoma to give a notice contemplated hereunder will not invalidate any action taken by any Person pursuant to this Plan.

SCHEDULE A

ELECTION NOTICE

TO: Algoma Steel Inc. ("Algoma")
Ernst & Young Inc. (the "Monitor")

RE: The amended and restated plan of arrangement and reorganization of Algoma dated November 8, 2001 pursuant to the *Companies' Creditors Arrangement Act* (Canada) and the *Business Corporations Act* (Ontario) (the "Plan")

The undersigned is an Unsecured Creditor of Algoma, as that term is defined in the Plan. In that regard, the undersigned has filed or has been deemed to have filed with Algoma a Proof of Claim for its Unsecured Claim in the amount of $ ____________. The undersigned hereby elects to receive in respect of its Unsecured Claim the treatment provided pursuant to Section 2.6(a) of the Plan.

DATED this ______ day of ____________________________, 2001.

____
(Print name of Unsecured Creditor)

____
Signature of Unsecured Creditor
(or authorized representative if a corporation)

Note: **To be valid, this Election Notice must be received by Algoma on or before the Election Deadline. It must be delivered by personal delivery, ordinary mail or facsimile to the following address (so that it is received by Algoma on or before the Election Deadline):**

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 7B4

Attention: CCAA Claims Department
Fax No.: (705) 945-2522

SCHEDULE B

NEW COLLECTIVE BARGAINING AGREEMENTS

- Changes to achieve annual savings of $65 million for 2002, $53 million for 2003 and $35 million thereafter (excluding savings from changes to pension benefits), with $10 million of the savings for 2002 to be returned to the employees on June 30, 2004 and $10 million of the savings for 2003 to be returned to the employees on June 30, 2005, provided that such returns will be deferred if at the relevant time all accrued interest on the New Notes is not paid up to date.

- Expiry on earlier of July 31, 2004 and, at the option of the USWA on 90 days' notice, upon the acquisition by a Person or group of Persons acting in concert of a majority of the outstanding New Common Shares or all or substantially all of the assets of Algoma

- Changes to include wage and benefit reductions, reduced vacation, pension benefit changes and manning reductions

- Three nominees of the USWA will be proposed by management of Algoma for election to a board consisting of 10 directors

- Any new chief executive officer of Algoma will be recommended by a search committee of the board of directors, which committee will include at least one director nominated by the USWA

- Any decision of the board of directors of Algoma to sell or close a material business of Algoma or material assets capable of being operated as a separate business will be preceded by a full study of the viability and value of, and potential buyers for, the assets, with input from advisors retained by the USWA for this purpose.

SCHEDULE C

TERMS OF NEW NOTES

11% Notes due 2009

Issue Date: January 1, 2002

Principal Amount: U.S. $125 million

Maturity: December 31, 2009

Interest: 11% per annum. Interest for 2002 and the first half of 2003 will accrue and be paid on December 31, 2003. Interest for the second half of 2003 will accrue and be paid on June 30, 2004. After 2003 interest will be paid semi-annually on June 30 and December 31 of each year. Notwithstanding the foregoing, no interest will be paid unless and until the New Credit Facilities are repaid or refinanced.

Mandatory Redemption: Principal redemptions of U.S. $12.5 million per year commencing December 31, 2007 with the balance payable at maturity.

Optional Redemption: Not redeemable prior to January 1, 2006. Thereafter redeemable by Algoma in whole or in part at any time and from time to time when not in default at the following redemption prices:

Year of Redemption	% of Principal
2006	105.5
2007	102.8
2008	101.4
2009	100.0

together with interest thereon to the date of redemption.

Default: Non-payment of interest or principal, breach of asset and security maintenance and preservation covenants or commencement of insolvency proceedings, cross default to other borrowed debt, and other defaults substantially as set out in the current Note Indenture. Notwithstanding the foregoing, there shall be no right to demand or accelerate payment or take any remedial actions until the New Credit Facilities are fully repaid or refinanced.

Security: First charge on fixed assets, subject to security for the DIP Credit Facility in a maximum principal amount of $50 million if extended or replaced and, to the extent permitted by applicable laws, a second charge on other assets.

1% Notes due 2030

Issue Date: January 1, 2002

Principal Amount: U.S. $62.5 million

Maturity: December 31, 2030

Interest: 1% per annum. Interest accrual and payment terms same as 11% Notes. Notwithstanding the foregoing, no interest will be paid unless and until the New Credit Facilities are repaid or refinanced.

Principal Payment: At maturity.

Optional Redemption: Redemption in whole or in part, without penalty, in cash at any time on 30 days' notice and subject to exercise of conversion rights, at the principal amount, together with interest thereon to the date of prepayment.

Conversion:	Convertible at the holder's option into New Common Shares at any time at a conversion price per share (the "Conversion Price") equal to the higher of Cdn. $10.00 per share and 120% of the average trading price of the New Common Shares for 120 days following the Plan Implementation Date. At the option of Algoma on 30 days' notice and subject to all applicable regulatory approvals, Algoma may at any time and from time to time following December 31, 2002 convert the whole or any part of the principal amount of the 1% Notes into New Common Shares at the Conversion Price if the average trading price of the New Common Shares exceeds 125% of the Conversion Price for 30 consecutive trading days or at any time after December 31, 2009. For all conversion purposes, the Cdn./U.S. dollar exchange rate will be fixed at Cdn. $1.60/U.S. $1.
Default:	Same as 11% Notes.
Security:	Same as 11% Notes.
Documents for Both Series of New Notes:	The New Note Indenture will be on terms and conditions substantially similar to the existing Note Indenture, as necessarily modified to reflect the foregoing. All documents, including the foregoing and related security documents, registrations, opinions and other customary and related documents, to be in form and content satisfactory to the Noteholder Group, acting reasonably.
Inter-Creditor Agreement:	The foregoing, and all final terms of the New Notes, will be subject to the provisions of the Inter-Creditor Agreement.

SCHEDULE D

SHARE CONDITIONS OF NEW COMMON SHARES

The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(a) **Payment of Dividends:** The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation (the "board") out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(b) **Participation upon Liquidation, Dissolution or Winding Up:** In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Corporation.

(c) **Voting Rights:** The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Corporation.

SCHEDULE E

REPLACEMENT PENSION ARRANGEMENTS

The Replacement Pension Arrangements will include the steps and elements set out below some of which are conditional on the enactment of regulations under the PBA.

- Each of the Existing Pension Plans will be divided into two separate plans, an ''Active Plan'' and a ''Retiree Plan''.
- Indexed Pension Benefits Creditors and Non-Indexed Pension Benefits Creditors will be subject to the Retiree Plans.
- Retiree Plans:
  - the Retiree Plans will be wound-up;
  - the Superintendent will be responsible for the administration of the Retiree Plans;
  - payments will be made from the PBGF to or for the benefit of Indexed Pension Benefits Creditors and Non-Indexed Pension Benefits Creditors to the extent necessary to provide Indexed Pension Benefits Creditors and Non-Indexed Pension Benefits Creditors with PBGF guaranteed benefits as provided by the PBA in respect of the Retiree Plans;
  - the Ontario Government will make loans to the PBGF to fund the payment of those PBGF guaranteed benefits in the event that the PBGF is unable to do so without such loans; and
  - the difference between the amount of the Replacement Pension Benefits and the PBGF guaranteed benefits will be paid by Algoma either from general revenue or from a pension plan.
- All Claims of the Superintendent and any lien in respect of payments from the PBGF will be released without any payment or distribution under the Plan.
- Active Plans:
  - obligations of Algoma under the Active Plans in excess of the assets thereof will be secured, up to a maximum of $100 million, by a charge on Algoma's fixed assets subordinate to the security for the New Credit Facilities, the New Notes and all charges granted from time to time by Algoma for borrowed debt or otherwise in the course of its business, and such security will terminate on termination of the New Credit Facilities and may in any case be enforced only upon Algoma's insolvency and wind-up.

ATTACHMENT 3

ALGOMA STEEL INC.

as Issuer

and

WILMINGTON TRUST COMPANY

as Trustee

INDENTURE

Dated as of January 29, 2002

U.S.$187,500,000

Secured Notes

TABLE OF CONTENTS

ARTICLE I
Definitions and Incorporation by Reference

ARTICLE XI
Application of Trust Moneys

ARTICLE XII
Miscellaneous

Note: This Table of Contents shall not, for any purpose, be deemed to be part of the Indenture.

INDENTURE, dated as of January 29, 2002 between ALGOMA STEEL INC., a corporation duly organized and existing under the laws of Ontario (herein called the "Company"), having its principal office at 105 West Street, Sault Ste. Marie, Ontario P6A 7B4 and WILMINGTON TRUST COMPANY, as Trustee (herein called the "Trustee").

Recitals of the Company

The Company has duly authorized the execution and delivery of this Indenture to provide for the issuance from time to time of its secured notes (herein called the "Securities"), to be issued in one or more series as in this Indenture provided.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the acquisition of the Securities by the Holders thereof, it is mutually agreed, for the equal and proportionate benefit of all Holders of the Securities or of any series thereof, as follows:

ARTICLE I
Definitions and Incorporation by Reference

Section 1.01 Definitions.

"Acquired Indebtedness" of any Person means Indebtedness of another Person and any of its Subsidiaries existing at the time such other Person becomes a Subsidiary (a Restricted Subsidiary, in the case of the Company) of the referent Person or at the time it merges or consolidates with the referent Person or any of the referent Person's Subsidiaries (Restricted Subsidiaries, in the case of the Company) or assumed by the referent Person or any Subsidiary (any Restricted Subsidiary, in the case of the Company) of the referent Person in connection with the acquisition of assets from such other Person and in each case not Incurred by such other Person or its Subsidiaries in connection with, or in anticipation or contemplation of, such other Person becoming a Subsidiary (a Restricted Subsidiary, in the case of the Company) of the referent Person or such acquisition, merger or consolidation.

"Additional Amounts" has the meaning set forth in Section 4.21.

"Additional Security Documents" has the meaning set forth in Section 10.01(b)(i).

"Affiliate" means, when used with reference to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the referent Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct or cause the direction of management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

"Affiliate Transaction" has the meaning set forth in Section 4.12.

"Agent" means any Registrar, Paying Agent or co-Registrar.

"Agent Members" has the meaning set forth in Section 2.16.

"Asset Acquisition" means (i) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged with the Company or any Restricted Subsidiary of the Company or (ii) the acquisition by the Company or any Restricted Subsidiary of the Company of assets of any Person comprising a division or line of business of such Person.

"Asset Sale" means any direct or indirect sale, issuance, conveyance, transfer, lease, assignment or other disposition for value by the Company or by any of its Restricted Subsidiaries (including any Fixed Asset Sale and any Sale and Leaseback Transaction) to any Person other than to the Company or to a direct or indirect Wholly-Owned Subsidiary of the Company of (i) any Capital Stock of any Restricted Subsidiary of the Company or (ii) any other Property of the Company or of any Restricted Subsidiary of the Company, other than with respect to this clause (ii), any such sale, issuance, conveyance, transfer, lease, assignment or other disposition for value in the ordinary course of business, including, without limitation, the sale of inventory, the sale of receivables pursuant to a receivables securitization or similar program and the sale or other disposition of any item of machinery, equipment, furniture, apparatus, tools, implements or other similar Property that has become worn out or obsolete and is no longer used or useful in the operation of the Company's business, the Fair Market Value of which worn out or obsolete Property does not exceed $100,000. Notwithstanding the foregoing, Asset Sales shall not include (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly-Owned Subsidiary, (ii) the creation of any Permitted Lien or (iii) the enforcement of any Permitted Lien.

"Asset Sale Offer" has the meaning set forth in Section 4.17.

"Attributable Indebtedness" means, in respect of a Sale and Leaseback Transaction at the time of determination thereof, the capitalized amount in respect of such transaction that would appear on the face of a balance sheet of the lessee thereunder in accordance with GAAP.

"Board of Directors" means, with respect to any Person, the board of directors of such Person or any committee of the board of directors of such Person duly authorized, with respect to any particular matter, to exercise the power of the board of directors of such Person.

"Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day" means each day which is not a Legal Holiday.

"Business Interruption Proceeds" means any proceeds of any business interruption insurance maintained by the Company.

"Canadian Legal Tender" has the meaning set forth in Section 12.17.

"Capital Expenditure Program" means the expenditures to be made by the Company in order to complete projects described in any capital expenditure plan approved by the Board of Directors on an annual basis.

"Capital Stock" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Shares and Preferred Stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

"Capitalized Lease Obligation" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP. Each Capitalized Lease Obligation shall be deemed to be secured by a Lien on the property subject to the lease.

"Cash Equivalents" means (i) Investments in obligations issued by the governments of Canada or the United States of America, or an instrumentality or agency of either such country, maturing within 360 days of the date of acquisition of such obligation, and Guaranteed fully as to principal, premium, if any, and interest by the government of Canada or the United States of America; (ii) Investments in certificates of deposit issued or acceptances accepted by or Guaranteed by any bank to which the Bank Act (Canada) applies or by any company licensed to carry on the business of a trust company in one or more provinces of Canada or by any bank or trust company organized under the laws of the United States or any state thereof or the District of Columbia, in each case having combined capital and surplus of not less than $500 million, maturing within 360 days of the date of purchase; (iii) Investments in commercial paper rated A-1 or higher by S&P and P-1 or higher by Moody's, or given equivalent ratings by two established national credit rating agencies in Canada, and maturing not more than 180 days from the date of acquisition thereof; and (iv) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clauses (i), (ii) or (iii) that were entered into with a bank meeting the qualifications in clause (ii).

"Change of Control" means an event or series of events by which (a) any Person (as defined in Section 13(d)(3) of the Exchange Act) or group, other than the Company, any benefit plan or trust for the employees of the Company or any Person who beneficially owns Securities on the Issue Date, becomes the beneficial owner (as defined under Rule 13d-3 of the

Exchange Act and whether directly or indirectly through beneficial ownership of securities of another Person) of 35% or more of the Voting Stock of the Company; (b) individuals who constitute the Board of Directors of the Company on the Issue Date (together with any new or replacement directors whose proposal for election by the shareholders of the Company or by the other directors was approved by a vote of 66-2/3% of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) shall cease for any reason to constitute a majority of the members of the Board of Directors of the Company then still in office, provided that, in the event that a Person or group (other than a benefit plan or trust for the employees of the Company or any Person who beneficially owns more than 5% of the Voting Stock on the Issue Date) that is a beneficial owner of less than 35% of the Voting Stock of the Company is able to elect a majority of the Board of Directors of the Company pursuant to an agreement with one or more other Persons, a Change in Control shall be deemed to have occurred; (c) the Company consolidates with or merges into any Person or any Person consolidates with or merges into the Company, in either event pursuant to a transaction in which any Voting Stock of the Company outstanding immediately prior to the effectiveness thereof is reclassified or changed into or exchanged for cash, securities or other Property, other than a transaction (i) permitted pursuant to Section 5.01 between the Company and a Wholly-Owned Subsidiary or (ii) involving an exchange of Voting Stock by the holders of the Voting Stock of the Company at such time for Voting Stock of a Surviving Entity immediately following which such prior holders of Voting Stock of the Company own, in the same relative proportions as such prior holders owned prior to such transaction, at least a majority of the outstanding Voting Stock of such Surviving Entity and upon consummation of which none of the events described in clauses (a) or (b) shall have occurred in respect of such Surviving Entity; or (d) the Company conveys, transfers or leases all or substantially all its assets. For purposes of this definition, any change in the form of employee ownership of Capital Stock shall not constitute a Change of Control.

"Change of Control Offer" has the meaning provided in Section 4.16.

"Change of Control Payment Date" has the meaning provided in Section 4.16.

"Change of Control Triggering Event" means the occurrence of a Change of Control and a Rating Event.

"Collateral" means, collectively, the Fixed Asset Collateral, the Other Collateral, the Shared Collateral and the Business Interruption Proceeds.

"Collateral Agency Agreement" means the collateral agency agreement dated as of the date hereof among the Company, the Trustee and Computershare Trust Company of Canada, as collateral agent, substantially in the form of Exhibit A hereto, as the same may be amended, supplemented, modified or replaced in accordance with the terms thereof.

"Commodity Agreement" of any Person means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is primarily dependent upon, fluctuations in commodity prices.

"Common Shares" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common shares, whether outstanding on the date hereof or issued after the date hereof, and includes, without limitation, all series and classes of such common shares.

"Company" means the party named as such in this Indenture until a successor replaces it pursuant to this Indenture and thereafter means such successor.

"Company Order" means a written request or order signed in the name of the Company by its Chairman of the Board, its Vice Chairman of the Board, its President or a Vice President and by its Treasurer or Controller, an Assistant Treasurer or Controller, its Secretary or an Assistant Secretary, and delivered to the Trustee.

"Company Property" means any and all Property of the Company, or rights, title or interest of the Company in Property, howsoever arising, acquired or obtained, whether now or hereafter existing, whether tangible or intangible, whether real or personal, and wherever located.

"Company Real Property" means (i) all freehold real and immovable property now owned or hereafter acquired by the Company, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith, and (ii) all leasehold property now or hereafter leased by the Company, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith.

"Consolidated EBITDA" means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income plus (ii) to the extent that any of the following shall have been taken into account in determining Consolidated Net Income, (A) all income taxes of such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sales or dispositions of assets outside the ordinary course of business), Consolidated Interest Expense, amortization expense and depreciation expense (including depreciation or amortization expense included in cost of goods sold), and (B) other noncash items (other than noncash interest) reducing Consolidated Net Income, other than any noncash item which requires the accrual of or a reserve for cash charges for any future period, less other noncash items increasing Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) in conformity with GAAP.

"Consolidated Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense and (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock or Disqualified Capital Stock of such Person and of its Subsidiaries (other than dividends paid in Common Shares paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, provincial, state and local tax rate of such Person, expressed as a decimal.

"Consolidated Interest Coverage Ratio" means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Interest Coverage Ratio (the "Transaction Date") to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the Incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment (not resulting in a permanent reduction of available borrowings) of Indebtedness in the ordinary course of business pursuant to working capital facilities (including the working capital facilities comprised in the Credit Facility), at any time subsequent to the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period, (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) (including any Person who becomes a Subsidiary (or, in the case of the Company, a Restricted Subsidiary) as a result of any such Asset Acquisition) Incurring Acquired Indebtedness at any time subsequent to the first day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or Asset Acquisition (including the Incurrence of any such Indebtedness or Acquired Indebtedness and also including or deducting any Consolidated EBITDA associated with such Asset Acquisition or Asset Sale, respectively) occurred on the first day of the Four Quarter Period; provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income". If such Person or any of its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) directly or indirectly Guarantees Indebtedness of a third person, the preceding sentence shall give effect to the Incurrence of such Guaranteed Indebtedness as if such Person or any Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of such Person had directly Incurred or otherwise assumed such Guaranteed Indebtedness. Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of this "Consolidated Interest Coverage Ratio", (1) interest on Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually Incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

"Consolidated Interest Expense" means, with respect to any Person for any period, the aggregate of the interest expense (without deduction of interest income) of such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization of original issue discount; (b) the interest component of Capitalized Lease Obligations paid or accrued by such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) during such period; (c) net cash costs under all Interest Swap Obligations (including amortization of fees); (d) all capitalized interest; (e) interest paid by the borrower during such period on debt which is Guaranteed by such Person; (f) all amortization or write-off of deferred financing costs of such Person and its consolidated Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) during such period and any premium or penalty paid in connection with redeeming or retiring Indebtedness of such Person and its consolidated Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) prior to the stated maturity thereof; and (g) the interest portion of any deferred payment obligations for such period.

"Consolidated Net Income" means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries (or, in the case of the Company, its Restricted Subsidiaries) for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extra-ordinary or nonrecurring gains or losses, (c) the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of the referent Person or is merged or consolidated with the referent Person or any Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of the referent Person, (d) the net income (but not loss) of any Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of that income is restricted by a contract, operation of law or otherwise, (e) the net income of any Person, other than a Subsidiary (or, in the case of the Company, a Restricted Subsidiary) of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly-Owned Subsidiary of the referent Person by such Person, (f) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the date hereof (it being understood with respect to the restoration of income after the date hereof in respect of inventory reserves that such restoration shall be deemed to relate to income accrued after the date hereof to the extent such restoration does not cause the remaining inventory reserve to fall or remain below the level at December 31, 2001, and that such restoration shall be deemed to relate to income accrued before the date hereof to the extent it does cause the remaining inventory reserve to fall or remain below the level at December 31, 2001); provided that there shall not be excluded from income pursuant to this clause (f) an aggregate amount in excess of the inventory reserve in effect at December 31, 2001, (g) income or loss attributable to discontinued operations (including, without limitations, operations disposed of during such period whether or not such operations were classified as discontinued), and (h) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

"Consolidated Net Worth" of any Person means the total of the amounts shown on the balance sheet of such Person and its consolidated Subsidiaries (or, in the case of the

Company, its Restricted Subsidiaries), determined in accordance with GAAP, as of the end of the most recent fiscal quarter of such Person for which financial information in respect thereof is available (in the ordinary course of preparation of financial statements of such Person) prior to the taking of any action for the purpose of which the determination is being made, as (i) the par, stated value or stated capital of all outstanding Capital Stock of such Person plus (ii) contributory surplus, paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus minus (iv) any accumulated deficit and minus (v) any amounts attributable to Disqualified Capital Stock.

"Construction Liens" has the meaning set forth in the definition of "Permitted Liens".

"Contaminants" means any substance, liquid or other material deemed to be toxic, hazardous, a pollutant or a contaminant under applicable Environmental Laws.

"Conversion Rate" has the meaning set forth in Section 12.17.

"Currency Agreement" means, at any time, any forward exchange agreement, currency swap, currency option or other similar financial agreement or arrangement designed to protect against or manage the Company's or any of its Restricted Subsidiaries' exposure to fluctuations in foreign currency exchange rates.

"Corporate Trust Office" means the office of the Trustee at which its corporate trust business, at any particular time, shall be principally administered, which office at the date hereof is located at Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attention: Corporate Trust Administration.

"Credit Agent" means Bank of America, N.A. in its capacity as Collateral and Syndication Agent for the financial institutions party to the Credit Agreement or any successor or successors to such Credit Agent under a Credit Facility. The term Credit Agent shall also include any "collateral agent" or similar agent in its capacity as such under any Credit Facility.

"Credit Agreement" means the Credit Agreement dated as of July 12, 1995 as amended and restated as of January 29, 2002 among, *inter alia*, the Company, Bank of America, N.A., as, *inter alia*, collateral and syndication agent, administrative agent, letter of credit issuer, and documentation agent, and the financial institutions party thereto in their capacities as lenders thereunder, as further amended or restated from time to time.

"Credit Facility Obligations" means the obligations of the Company and its Subsidiaries from time to time under or in respect of a Credit Facility.

"Credit Facility" means one or more agreements with one or more Persons or syndicates of Persons providing for financing for the Company, as the same may be amended from time to time, and any agreement or agreements evidencing the refinancing, modification, replacement, renewal, restatement, refunding, deferral, extension, substitution, supplement, reissuance or resale thereof including, without limitation, any arrangement involving a Wholly-Owned Subsidiary, the sole activity of which is the financing of receivables, and including the

Credit Facility under the Credit Agreement, in each case together with any security documents and guarantees delivered in connection therewith.

"Credit Facility Secured Creditors" means the Credit Agent and the financial institutions party to the Credit Facility in their capacities as lenders thereunder.

"Credit Facility Secured Creditors' Commitments" means the Equivalent Amount in Canadian dollars of the aggregate amount of the Credit Facility Secured Creditors' individual commitments as set out in the Credit Facility as at the date of determination; provided, however, that if the principal amount of the Credit Facility Obligations is greater than such amount, "Credit Facility Secured Creditors' Commitments" means the principal amount of Credit Facility Obligations outstanding.

"Debenture" means the demand debenture dated as of the date hereof granted by the Company for the benefit of the Trustee on behalf of the Holders, in substantially the form of Exhibit D hereto, as the same may be amended, supplemented or modified from time to time in accordance with the terms thereof.

"Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

"Depositary" means, with respect to the Securities issued in the form of one or more Global Securities, The Depositary Trust Company or another Person designated as Depositary by the Company, which must be a clearing agency registered under the Exchange Act.

"Disqualified Capital Stock" means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures or is or could become mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is or could become redeemable at the sole option of the holder thereof, in whole or in part, on or prior to the first anniversary of the final maturity date of the Securities, or (ii) is or could become convertible into or exchangeable for (whether at the option of the issuer or the holder thereof) (a) debt securities or (b) any Capital Stock referred to in (i) above, in each case at any time prior to the first anniversary of the final maturity of the Securities.

"Environmental Audits" has the meaning set forth in Section 10.13(c).

"Environmental Laws" means the Canadian Environmental Protection Act, the Transportation of Dangerous Goods Act (Canada), the Hazardous Materials Information Review Act (Canada), the Environmental Protection Act (Ontario), the Ontario Water Resources Act, the Gasoline Handling Act (Ontario), the Dangerous Goods Transportation Act (Ontario) and any other applicable federal, provincial, municipal or local laws and regulations relating to the protection of the environment or the manufacture, discharge, release, storage, disposal and other handling of any Contaminants.

"Equipment" means any "equipment", as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Company or in which the Company now has or hereafter acquires any rights and wherever located, and, in any event, shall include, without limitation, all machinery, equipment, furnishings, fixtures, vehicles and computers and other electronic data-processing and other office equipment now owned or hereafter acquired by the Company or in which the Company now has or hereafter acquires any rights and wherever located, and any and all additions, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto.

"Equivalent Amount" means, on any date, the amount of Canadian dollars into which an amount of United States dollars may be converted at the Credit Agent's spot buying rate in Toronto as at approximately 12:00 noon Toronto time.

"Event of Default" has the meaning set forth in Section 6.01.

"Excess Proceeds Amount" has the meaning set forth in Section 4.17.

"Exchange Act" means the *United States Securities Exchange Act of 1934*, as amended, or any successor statute or statutes thereto.

"Excluded Assets" means, collectively, Property subject to Permitted Liens Incurred under clause (viii) or (ix) of the definition thereof, any direct or indirect interest in Tilden Mining Company L.C. , other assets not constituting Collateral pursuant to the terms hereof and Excluded Securities, and the proceeds thereof.

"Excluded Holder" has the meaning set forth in Section 4.21.

"Excluded Securities" means all Capital Stock and other securities, other than securities (i) required to be subjected to a Lien in favor of the Trustee pursuant to the provisions hereof in relation to Fixed Asset Sales (including, without limitation, any Related Business Investment) and Real Property Transfers, (ii) forming part of any Trust Moneys, or (iii) otherwise representing proceeds of or Property in any form derived directly or indirectly from any dealing with Collateral or the proceeds therefrom.

"Fair Market Value" or "Fair Value" means, with respect to any Property, the price which could be negotiated in an arm's-length transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution delivered to the Trustee; provided, however, that if the value of the aggregate non-cash consideration to be received by the Company or any of its Restricted Subsidiaries from any Asset Sale could reasonably be expected to exceed $5,000,000, Fair Market Value shall be determined by an Independent Financial Advisor.

"Financial Advisor" means an accounting, appraisal or investment banking firm of nationally recognized standing in either Canada or the United States that is, in the reasonable and good faith judgment of the Board of Directors of the Company, qualified to perform the task for which such firm has been engaged.

"First Currency" has the meaning set forth in Section 12.17.

"Fixed Asset Collateral" means, collectively, (i) all Equipment, Company Real Property and rents therefrom, Intangibles and any Capital Stock of any Person received in connection with any Fixed Asset Sale (including, without limitation, any Related Business Investments) and any Real Property Transfer, (ii) the Holders' Proportionate Share of Business Interruption Proceeds, and (iii) all Proceeds on or in respect of items (i) and (ii) above now existing or hereafter arising; provided, however, that Fixed Asset Collateral shall not include Excluded Assets

"Fixed Asset Excess Proceeds Amount" has the meaning set forth in Section 4.17.

"Fixed Asset Sale" means any Asset Sale, but only to the extent involving Fixed Asset Collateral.

"Four Quarter Period" has the meaning set forth in the definition of "Consolidated Interest Coverage Ratio".

"GAAP" means, at any date, generally accepted accounting principles in Canada in effect at such date consistently applied; provided that for purposes of determining compliance by the Company or any Restricted Subsidiary of the Company with the covenants set forth in this Indenture, GAAP shall mean generally accepted accounting principles in Canada, consistently applied and in effect on the date hereof.

"Global Security" means a Security evidencing all or a part of the Securities issued to the Depositary or its nominee in accordance with Section 2.02 and bearing the legend prescribed in Exhibit B.

"Governmental Agency" means (a) any international, foreign, federal, provincial or municipal government, or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency or entity that is vested by a governmental agency with applicable jurisdiction over a Person, or (e) any arbitration tribunal or other non-governmental authority to whose jurisdiction a Person has given its general consent.

"Gradation" means a gradation within a Rating Category, which shall be "+" and "-", in the case of S&P's current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation); "1", "2" and "3", in the case of Moody's current Rating Categories (e.g., a decline from B1 to B2 would constitute a decrease of one gradation); or the equivalent in respect of successor Rating Categories of S&P or Moody's or Rating Categories used by Rating Agencies other than S&P and Moody's.

"Guarantee" means any obligation, contingent or otherwise, of any Person, directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay for (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" will not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

"Holder" or "Securityholder" means the Person in whose name a Security is registered on the Registrar's books.

"Holders' Proportionate Share of Business Interruption Proceeds" means, as at the date of determination, the share of any Business Interruption Proceeds to which the Holders are entitled pursuant to the Intercreditor Agreement.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence", "Incurred", "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that (A) any Indebtedness of a Person existing at the time such Person becomes (after the date hereof) a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) of the Company shall be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Company and (B) any amendment, modification or waiver of any document pursuant to which Indebtedness was previously Incurred shall be deemed to be an Incurrence of Indebtedness unless such amendment, modification or waiver does not (i) increase the principal or premium thereof or interest rate thereon (including by way of original issue discount) or (ii) change to an earlier date the stated maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness shall be redeemed.

"Indebtedness" means with respect to any Person, without duplication, (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money, (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all Capitalized Lease Obligations of such Person, (iv) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted), (v) all reimbursement obligations of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (vi) all Indebtedness of others (including all dividends of other Persons for the payment of which is) Guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds, (vii) net liabilities of such Person under Interest Swap Obligations, Commodity Agreements and Currency Agreements, (viii) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any Property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such Indebtedness is assumed by such Person or is not otherwise such Person's legal liability; provided that if the obligations so secured have not been assumed by such Person or are otherwise not such Person's legal liability, the amount of such Indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such Indebtedness secured by such Lien or the Fair Market Value of the Property subject to such Lien, (ix) all Disqualified Capital Stock issued by such Person, with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends if any, and (x) all proceeds from the sale of receivables (other than in connection with the sale of a business to which the receivables relate), whether or not such sale constitutes Indebtedness in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum ascertainable liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount is the full amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. Notwithstanding the foregoing, (i) Indebtedness shall not include any endorsements for collection or deposit in the ordinary course of business, and (ii) any realization by the Credit Agent on Collateral shall not constitute the Incurrence of Indebtedness.

"Indenture" means this Indenture, as amended or supplemented from time to time in accordance with the terms hereof.

"Independent" when used with respect to any specified Person means a Person who (a) is in fact independent, (b) does not have any direct financial interest or any material indirect financial interest in the Company or any of its Subsidiaries, or in any Affiliate of the Company or any of its Subsidiaries and (c) is not an officer, employee, promoter, trustee, partner, director or person performing similar functions for the Company or any of its Subsidiaries. Whenever it is provided in this Indenture that any Independent Person's opinion or certificate shall be furnished to the Trustee, such Person shall be appointed by the Company in the exercise of reasonable care, and such opinion or certificate shall state that the signer has read this definition and that the signer is Independent within the meaning thereof.

"Intangibles" means any "intangibles", as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Company or in which the Company now has or hereafter acquires any rights, and, in any event, shall include, without limitation, all right, title and interest which the Company may now or hereafter have under any contract, causes of action, franchises, customer lists, trademarks, patents, rights in intellectual property, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions and discoveries (whether patented or patentable or not) and technical information, procedures, designs, knowledge, know-how, software, data bases, business records data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill, and all other intangible property of any kind and nature; provided, however, that Intangibles shall not include any Company Property constituting Other Collateral or Shared Collateral.

"Intercreditor Agreement" means the intercreditor agreement dated on or around January 29, 2002 among, *inter alia*, the Credit Agent, the Trustee, The Canada Trust Company and the Company, substantially in the form of Exhibit E hereto, as the same may be amended, supplemented, revised, restated or replaced from time to time.

"Interest Payment Date" means the stated maturity of an instalment of interest on the Securities.

"Interest Swap Obligations" means the obligations of any Person under any interest rate swap agreement, interest rate cap, collar or floor agreement or other similar financial agreement or other interest rate hedge or arrangement designed to protect the Company or any of its Restricted Subsidiaries against or manage exposure to fluctuations in interest rates.

"Investment" by any Person means any direct or indirect (i) loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property (valued at the Fair Market Value thereof as of the date of transfer) to others or payments for Property or services for the account or use of others, or otherwise); (ii) purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of equity ownership or Indebtedness issued by any other Person (whether by merger, consolidation, amalgamation or otherwise (but excluding any merger, consolidation or amalgamation subject to Section 5.01 and whether or not purchased directly from the issuer of such securities or evidences of Indebtedness); (iii) Guarantee or assumption of any Indebtedness or any other obligation of any other Person; and (iv) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP, but excluding the purchase of assets (which for this purpose shall not include any securities) used in a Related Business and excluding any notes receivable from employees received solely in exchange for the issuance by the Company to such employees of Qualified Capital Stock. The amount of any Investment shall not be adjusted for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment.

"Issue Date" means the date of first issuance of the Securities under this Indenture.

"Legal Holiday" has the meaning set forth in Section 12.07.

"Lien" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal Property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person, and any filing of or agreement to give any financing statement under the Uniform Commercial Code or the PPSA (or equivalent statute or statutes) of any jurisdiction other than to reflect ownership by a third party of Property leased to the referent Person or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement) and, for greater certainty, excluding any lease that is an Asset Sale in compliance with Section 4.17.

"Maturity Date", when used with respect to any Security, means the maturity date fixed pursuant to this Indenture.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Net Award" means the proceeds, award or payment from any condemnation or other eminent domain proceeding regarding all or any portion of the Fixed Asset Collateral or Shared Collateral, less collection expenses.

"Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents (including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, brokerage, legal, accounting and investment banking fees, sales commissions and title and recording or registration fees and expenses), (b) taxes paid or payable ((1) including, without limitation, income taxes reasonably estimated to be actually payable as a result of any disposition of Property within two years of the date of disposition and (2) after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements), (c) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale; and (d) repayment of indebtedness that is secured by or otherwise required by the terms thereof to be repaid in connection with such Asset Sale; provided that any noncash consideration received in connection with such Asset Sale which is subsequently converted to cash shall be deemed to be Net Cash Proceeds at such time and shall thereafter be applied in accordance with Section 4.17.

"Net Equity Proceeds" means (a) in the case of any sale by the Company of Qualified Capital Stock of the Company, the aggregate net cash proceeds received by the Company, after payment of expenses, commissions and the like (including, without limitation, brokerage, legal, accounting and investment banking fees and commissions) incurred in connection therewith, and (b) in the case of any exchange, exercise, conversion or surrender of any outstanding Indebtedness of the Company or any Restricted Subsidiary for or into shares of Qualified Capital Stock of the Company, the amount of such Indebtedness (or, if such Indebtedness was issued at an amount less than the stated principal amount thereof, the accrued amount thereof as determined in accordance with GAAP) as reflected in the consolidated financial statements of the Company prepared in accordance with GAAP as of the most recent date next preceding the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder of such Indebtedness to the Company or to any Wholly-Owned Subsidiary of the Company upon such exchange, exercise, conversion or surrender and less any and all payments made to the holders of such Indebtedness, and all other expenses incurred by the Company in connection therewith), in each case (a) and (b) to the extent consummated after the date hereof; provided that the exchange, exercise, conversion or surrender of any Subordinated Obligations (whether pursuant to its terms or by operation of law) for or into the Securities shall not be or be deemed to be included in Net Equity Proceeds unless such Subordinated Obligation was issued after the date hereof.

"Net Proceeds" means the insurance proceeds paid as the result of the destruction or condemnation of all or any portion of the Fixed Asset Collateral less collection expenses.

"Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other amounts payable under the documentation governing any Indebtedness.

"Officer" means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer or Controller, the Assistant Treasurer or Assistant Controller or the Secretary or Assistant Secretary of such Person.

"Officers' Certificate" means, with respect to any Person, a certificate signed by two Officers of such Person and otherwise complying with the requirements of Sections 12.04 and 12.05.

"Opinion of Counsel" means a written opinion from legal counsel who is reasonably acceptable to the Trustee complying with the requirements of Sections 12.04 and 12.05, which legal counsel may be an employee of or counsel to the Company or the Trustee.

"Other Collateral" has the meaning attributed to the term "Lenders Collateral" in the Intercreditor Agreement in its form on the date hereof.

"Paying Agent" has the meaning provided in Section 2.04.

"Pension Liens" means the Liens under the security documents made on or around January 29, 2002 between the Pension Trustee and the Company, as amended, restated or replaced from time to time.

"Permitted Indebtedness" means, without duplication, each of the following:

(i) Indebtedness under the Securities and this Indenture, including Indebtedness in respect of obligations of the Company to the Trustee;

(ii) Indebtedness outstanding from time to time pursuant to (A) the working capital facilities comprised in the Credit Facility in an amount not to exceed the greater of (x) Cdn. $180 million and (y) the sum of 85% of the gross book value of the accounts receivable of the Company and its Subsidiaries and 60% of the gross book value of the inventory of the Company and its Subsidiaries, in each case calculated in accordance with GAAP, less any amounts permanently repaid from Net Cash Proceeds pursuant to Section 4.17 and (B) the term facilities comprised in the Credit Facility in an amount not exceeding Cdn.$50,000,000, less any amounts permanently repaid from Net Cash Proceeds pursuant to Section 4.17;

(iii) Indebtedness outstanding on the date hereof;

(iv) Commodity Agreements; provided, however, that such Commodity Agreements are entered into for the purpose of reducing risk in the ordinary course of the financial management of the Company or any Restricted Subsidiary and designed to protect the Company or such Restricted Subsidiary against fluctuations in commodity prices;

(v) Indebtedness Incurred in connection with (i) Interest Swap Obligations and Currency Agreements relating to Indebtedness permitted pursuant to Section 4.04 that are entered into for the purpose of reducing risk in the ordinary course of the financial management of the Company or any Restricted Subsidiary of the Company; provided, however, that the notional amount of each such Interest Swap Obligation and Currency Agreement does not exceed the principal amount of the Indebtedness to which the Interest Swap Obligation or the Currency Agreement, as the case may be, relates, or (ii) Currency Agreements that are entered into in the ordinary course of the financial management of the Company or any of its Restricted Subsidiaries and designed to protect the Company or such Restricted Subsidiary against fluctuations in foreign currency exchange rates;

(vi) Indebtedness of the Company not to exceed $75 million in aggregate principal amount at any one time outstanding, the proceeds of which are applied solely to expenditures made for the acquisition, construction or improvement of assets required under GAAP to be included in property, plant or equipment or a similar fixed asset account (other than expenditures comprising the Capital Expenditure Program), in each case which assets are useful in a Related Business;

(vii) additional Indebtedness Incurred by the Company not to exceed $20 million outstanding at any time;

(viii) Indebtedness of a Restricted Subsidiary of the Company to the Company or to a direct or indirect Wholly-Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a direct or indirect Wholly-Owned Subsidiary of the Company in each case not subject to any Lien held by a Person other than the Company or a direct or indirect Wholly-Owned Subsidiary of the Company; provided that if as of any date any Person other than the Company or a direct or indirect Wholly-Owned Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(ix) Indebtedness of the Company to a direct or indirect Wholly-Owned Subsidiary of the Company for so long as such Indebtedness is held by a direct or indirect Wholly-Owned Subsidiary of the Company not subject to any Lien; provided that (a) any Indebtedness of the Company to any direct or indirect Restricted Subsidiary of the Company is unsecured and subordinated, pursuant to a written agreement, to the Company's obligations under this Indenture and the Securities, and (b) if as of any date any Person other than a direct or indirect Wholly-Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the Incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(x) Refinancing Indebtedness;

(xi) Indebtedness of any Person that becomes a Restricted Subsidiary of the Company after the date hereof which Indebtedness existed at the time such Person becomes a Restricted Subsidiary of the Company; provided that (a) such Indebtedness was not Incurred as a result of or in connection with or anticipation of such Person becoming a Restricted Subsidiary of the Company, (b) except as expressly permitted pursuant to the last sentence of the definition of "Permitted Investments", immediately before and immediately after giving effect to such Person becoming a Restricted Subsidiary of the Company (as if such existing Indebtedness were Incurred on the first day of the Four Quarter Period) the Company could Incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Interest Coverage Ratio test of paragraph (b) of Section 4.04 and (c) such Indebtedness is without recourse to the Company or any of its Restricted Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person becomes a Restricted Subsidiary of the Company;

(xii) reimbursement obligations relating to undrawn standby letters of credit and obligations in respect of performance bonds and surety bonds, in each case issued in the ordinary course of business;

(xiii) obligations to vendors in respect of assets acquired pursuant to the Capital Expenditure Program which are due not more than one year after the relevant asset has reached commercial production levels; provided that the aggregate amount of such obligations does not at any time exceed $50 million; and

(xiv) Indebtedness Incurred by the Company in respect of the guarantee by Her Majesty the Queen in right of Canada of obligations under the Credit Facility;

"Permitted Investments" means (a) Investments in cash and Cash Equivalents; (b) loans, Guarantees and reasonable advances to employees of the Company or any Restricted Subsidiary made in the ordinary course of business of the Company or such Restricted Subsidiary, as the case may be, in an aggregate principal amount not exceeding $2 million at any time outstanding; (c) Investments by the Company or by any Restricted Subsidiary of the

Company in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary at least 80% of each class of the Capital Stock and Voting Stock of which is owned, directly or indirectly, by the Company; provided, however, that (i) the primary business of such Restricted Subsidiary is a Related Business and (ii) in the case of a Person which is not then a Restricted Subsidiary, (x) immediately after giving effect to such transaction (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company shall be able to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of paragraph (b) of Section 4.04; provided that in determining the "Consolidated Interest Coverage Ratio" of the resulting transferee, such ratio shall be calculated as if the transaction (including the Incurrence of any Indebtedness or Acquired Indebtedness) took place on the first day of the Four Quarter Period, (y) immediately before and immediately after giving effect to such transaction (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction), no Default and no Event of Default shall have occurred and be continuing, and (z) at the time of such transaction (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Fair Market Value of the assets of such Person exceeds the liabilities of such Person; (d) Investments by the Company or by any Restricted Subsidiary in another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or any Restricted Subsidiary in compliance with the provisions of the Section 5.01; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (e) non-cash consideration received in accordance with Section 4.17; (f) other Investments not to exceed in the aggregate $5 million on a cumulative basis subsequent to the date of this Indenture; (g) payments in cash to redeem stock appreciation rights not to exceed in the aggregate (X) $2 million in any calendar year and (Y) $10 million on a cumulative basis subsequent to the date of this Indenture; (h) advances to suppliers and customers in the ordinary course of business; and (i) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business. Notwithstanding clause (c) above, the Company and Restricted Subsidiaries of the Company may, without compliance with subclause (ii) of the proviso in clause (c), in the aggregate make up to $10 million in Investments pursuant to clause (c) in Persons which will, upon the making of such Investment, be at least 50% owned by the Company and become Restricted Subsidiaries.

"Permitted Liens" means, without duplication, each of the following:

(i) pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or other types of social security and similar legislation (other than the Employee Retirement Income Security Act of 1974, as amended), or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases in the ordinary course of business to which such person is a party, or deposits to secure public statutory obligations of such person, or deposits as security for contested import duties;

(ii) Liens imposed by law, such as landlords', carriers', warehousemen's and mechanics' Liens or bankers' Liens incurred in the ordinary course of business for sums which are not yet due or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if adequate reserves, as may be required by GAAP, shall have been made therefor, but, in any event, only if such Liens have not been registered (or, in the case of any Liens created or arising under construction, mechanics', or builders' lien legislation relating to improvements constructed upon or located upon the lands affected thereby (the "Construction Liens"), have not been vacated within 90 days of the Company receiving notice thereof), and, in any event, in the case of Construction Liens, only if such Liens would rank subordinate in priority to the Liens in favor of the Trustee under the Security Documents;

(iii) Liens for taxes not yet subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, if adequate reserves, as may be required by GAAP, shall have been made therefor;

(iv) Liens Incurred or deposits made to secure the performance of tenders, bids, surety bonds, leases, statutory obligations, progress payments, government contracts and other similar obligations (excluding obligations for the payment of borrowed money) Incurred in the ordinary course of business;

(v) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions on the use of real property, not materially impairing the value of the relevant property and not interfering with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(vi) Liens in favor of the Company;

(vii) Liens with respect to Acquired Indebtedness Incurred in accordance with Section 4.04; <u>provided</u> that (A) such Liens secured such Acquired Indebtedness at the time of and prior to the Incurrence of such Acquired Indebtedness by the Company and were not granted in connection with, or in anticipation of, the Incurrence of such Acquired Indebtedness by the Company and (B) such Liens do not extend to or cover any Property of the Company or of any of its Restricted Subsidiaries other than the Property that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the Incurrence of such Acquired Indebtedness by the Company;

(viii) Liens granted by the Company to secure Indebtedness Incurred in accordance with clause (vi) of the definition of "Permitted Indebtedness", representing all or part of the cost of purchase, construction or improvement of Property acquired, constructed or improved after the date hereof from a Person not an Affiliate of the Company; provided, however, that (i) in any such case such Lien shall extend only to the specific Property of the Company or any Restricted Subsidiary acquired, constructed or improved with the proceeds of such Indebtedness and non-exclusive licenses for intellectual property or intangibles relating thereto and the right to use the land on which such Property is located and (ii) prior to granting any such Lien, the Company shall provide the Trustee with an Officers' Certificate stating that the Property subject to such Lien (x) does not constitute a replacement of all or part of the Collateral and (y) the Collateral could be operated independently of such Property or such Property could be disposed of independently of the Collateral without interfering with the continued operation and maintenance of the Collateral, and without impairing the value of the Collateral (without taking into account any incremental increase in the value of the Collateral attributable to such Property) or interfering with the Trustee's ability to realize such value; provided further that (A) the aggregate amount of Indebtedness secured by such Lien shall not exceed the Fair Market Value (or, if less, the cost) of the Property so acquired and (B) such Liens shall not encumber any other Property of the Company or of any Restricted Subsidiary of the Company and shall attach to such Property within 60 days of the acquisition of, or completion of construction on, such Property;

(ix) Liens to secure Capitalized Lease Obligations in respect of Sale and Leaseback Transactions to the extent such Capitalized Lease Obligations are Incurred in compliance with Sections 4.04 and 4.18; provided that such Liens do not extend to or cover any Property of the Company or of any of its Restricted Subsidiaries, other than the Property subject to such Capitalized Lease Obligation;

(x) Liens in respect of Refinancing Indebtedness incurred to Refinance any of the Indebtedness set forth in clauses (vii), (viii) and (ix) above and clauses (xii), (xiii) and (xiv) below; provided that such Liens in respect of such Refinancing Indebtedness (A) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (B) do not extend to or cover any Property of the Company or of any of the Company's Restricted Subsidiaries, other than the Property that secured the Indebtedness being Refinanced;

(xi) Liens securing Interest Swap Obligations, Currency Agreements or Commodity Agreements, which Interest Swap Obligations, Currency Agreements and Commodity Agreements relate to Indebtedness that is otherwise permitted under this Indenture;

(xii) Liens on Property of the Company and its Restricted Subsidiaries securing any Obligations with respect to Indebtedness described in clause (ii) of the definition of "Permitted Indebtedness";

(xiii) Liens under the Security Documents;

(xiv) Liens existing on the date hereof including the Pension Liens (to the extent such Pension Liens are subject to the Intercreditor Agreement);

(xv) security given in the ordinary course of business (and not in connection with the borrowing of money or obtaining of credit) to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Company;

(xvi) reservations and exceptions contained in, or implied by statute in, the original disposition from the Crown;

(xvii) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held or used by the Company or materially adversely affect the security hereunder; and

(xviii) Liens and title qualifications which are listed in Schedule B to the title insurance policy issued by First American Title Insurance Company dated on or about the date hereof in favour of the Trustee.

"Person" means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

"PPSA" means the Personal Property Security Act (Ontario) as in effect from time to time.

"Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

"Principal Payment Default" has the meaning set forth in Section 6.01.

"Proceeds" means, in respect of the Company Property, identifiable traceable Property in any form derived directly or indirectly from any dealing with Company Property or the proceeds therefrom (but, for greater certainty, not including rents, incomes and profits therefrom) and includes any payment representing indemnity or compensation for loss of or damage to the Company Property and, in any event, shall include, without limitation, (a) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to the Company from time to time with respect to any of the Company Property, (b) any and all payments (in any form whatsoever) made or due and payable to the Company from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Company Property by any Governmental Agency (or any Person acting under color of governmental authority), and (c) any and all other amounts from time to time paid or payable for the loss, damage, destruction, sale, lease or other disposition of the Company Property or in connection with any of the Company Property.

"pro forma" means, with respect to any calculation made or required to be made pursuant to the terms of this Indenture, a calculation in accordance with policies and guidelines established by the Ontario Securities Commission as interpreted by the Company's Board of Directors in consultation with its independent certified public accountants.

"Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real or immovable, personal or moveable or mixed, or tangible or corporeal, or intangible or incorporeal, including, without limitation, Capital Stock in any other Person.

"Purchase Date" has the meaning set forth in Section 4.17.

"Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

"Rating Agencies" means (i) S&P and (ii) Moody's or (iii) if S&P or Moody's or both of them are not making publicly available ratings of the Securities, a nationally recognized United States rating agency or agencies, as the case may be, selected by the Company, which will be substituted for S&P or Moody's or both, as the case may be.

"Rating Category" means (i) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

"Rating Event" means that, at any time within 90 days (which period shall be extended so long as the rating of the Securities is under publicly announced consideration for possible downgrade or for review without indication of direction by any Rating Agency) after the earlier of the date of public notice of a Change of Control and of the intention of the Company or of any Person to effect a Change of Control, the rating of the Securities is decreased by any Rating Agency by one or more Gradations.

"Real Property Transfer" has the meaning provided in Section 4.17.

"Record Date" means the Record Dates specified in the Securities; provided that, if a regular Record Date is a Legal Holiday, the Record Date shall not be affected.

"Redemption Date", when used with respect to any Security to be redeemed, means the date fixed for such redemption pursuant to this Indenture.

"Redemption Price", when used with respect to any Security to be redeemed, means the price fixed for such redemption pursuant to this Indenture.

"Refinance" means, in respect of any security or Indebtedness, to refinance, repurchase, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

"Refinancing Indebtedness" means (A) any Refinancing by the Company of Indebtedness of the Company initially Incurred in accordance with Section 4.04, including the Securities (other than pursuant to clause (iv), (v), (vi), (vii), (viii) or (ix) of the definition of "Permitted Indebtedness") or (B) any Refinancing by any Restricted Subsidiary of the Company of Indebtedness Incurred by such Restricted Subsidiary in accordance with clause (xi) of the definition of "Permitted Indebtedness", in each case (A) and (B) that does not (1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by such Person in connection with such Refinancing) or (2) create Indebtedness with (A) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (B) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company, and (y) if such Indebtedness being Refinanced is subordinate or junior to the Securities, then such Refinancing Indebtedness shall be subordinate to the Securities at least to the same extent and in the same manner as the Indebtedness being Refinanced.

"Registrar" has the meaning provided in Section 2.04.

"Related Business" means the manufacture of steel and steel products and all activities ancillary thereto, including, without limitation, the construction and operation of a cogeneration plant used to convert gas into power and steam and a pulverized coal injection facility used to produce coke, in each case primarily for use in the manufacture of steel and steel products by the Company and its Restricted Subsidiaries.

"Related Business Investment" means any expenditure by the Company or a Restricted Subsidiary of the Company pursuant to clause (c) or (d) of the definition of "Permitted Investments" or constituting an acquisition of assets (which for this purpose shall not include any security) used in the ordinary course of a Related Business.

"Released Interests" has the meaning provided in Section 10.05.

"Released Trust Moneys" has the meaning set forth in Section 11.03.

"Restoration" means the restoration of all or any portion of the Collateral in connection with any destruction or condemnation thereof.

"Restricted Payment" has the meaning provided in Section 4.03.

"Restricted Subsidiary" means, as of the date of determination, any Subsidiary of the Company, other than an Unrestricted Subsidiary.

"Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any Property, whether owned by the Company or any Restricted

Subsidiary at the date hereof or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary.

"SEC" means the United States Securities and Exchange Commission.

"Second Currency" has the meaning set forth in Section 12.17.

"Securities" has the meaning stated in the first recital of this Indenture and more particularly means any Securities authenticated and delivered under this Indenture and "Security" means one of such Securities.

"Securities Act" means the *United States Securities Act of 1933*, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Security Agreement" means the general security agreement dated as of the date hereof by and between the Company and the Trustee, substantially in the form of Exhibit F hereto, as the same may be amended, supplemented or modified in accordance with the terms thereof.

"Security Documents" means the Security Agreement, the Debenture, the Trust Moneys Account Hypothecation Agreement, the Additional Security Documents and any other instruments evidencing or creating Liens in favor of the Trustee in all or any portion of the Collateral, and the Intercreditor Agreement.

"Shared Collateral" means all books, records and general intangibles relating to or evidencing any Other Collateral, including, without limitation, all books, records, ledger cards, data processing records and cards, papers and writings, computer software and related systems.

"S&P" means Standard & Poor's, a division of McGraw-Hill Companies Inc., and its successors.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

"Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the date hereof or thereafter Incurred) which is subordinate or junior in right of payment to the Securities pursuant to a written agreement or by operation of law.

"Subsidiary", with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority (or, with respect to a Person in which the Company or a Restricted Subsidiary shall have invested in accordance with the last sentence of the definition of "Permitted Investments", 50%) of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person or (ii) any other Person of which at least a majority (or, with respect to a Person in which the Company or a Restricted Subsidiary shall have invested in accordance with the last sentence of the definition of "Permitted Investments", 50%) of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

"Surviving Entity" means the Person (if other than the Company) formed by any consolidation of the Company with any Person or into which the Company is merged or the Person which acquires by conveyance, transfer or lease the properties and assets of the Company and of the Company's Subsidiaries as an entirety or virtually as an entirety.

"Taxes" has the meaning set forth in Section 4.21.

"TIA" means the United States Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb), as in effect on the date of the execution of this Indenture; provided, however, that in the event the United States Trust Indenture Act of 1939 is amended after such date, "TIA" means, to the extent required by any such amendment, the United States Trust Indenture Act of 1939 as so amended.

"Transaction Date" has the meaning set forth in the definition of "Consolidated Interest Coverage Ratio."

"Trust Officer" means, with respect to the Trustee, any officer within the corporate trust administration department (or any successor group of the Trustee), including any vice president, assistant vice president, assistant secretary, any manager, any senior trust officer, any trust officer or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at that time shall be such officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

"Trustee" means Wilmington Trust Company until a successor replaces it in accordance with this Indenture and thereafter means such successor.

"Trust Moneys" has the meaning set forth in Section 11.01.

"Trust Moneys Account" has the meaning set forth in Section 11.01.

"Trust Moneys Account Hypothecation Agreement" means the Trust Moneys Account Hypothecation Agreement dated as of the date hereof granted by the Company for the benefit of the Trustee on behalf of the Holders in substantially the form of Exhibit C hereto, as the same may be amended, supplemented or modified from time to time.

"25% Available Cash Proceeds" has the meaning set forth in Section 4.17.

"Unrestricted Subsidiary" means (i) each Subsidiary of the Company that the Company has designated, or is deemed to have designated, pursuant to the provisions described under Section 4.20 as an Unrestricted Subsidiary and that has not been redesignated a Restricted Subsidiary, and (ii) any Subsidiary of an Unrestricted Subsidiary.

"U.S. Government Obligations" has the meaning provided in Section 8.01.

"U.S. Legal Tender" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

"Valuation Date" has the meaning set forth in Section 10.05.

"Voting Stock", with respect to any Person, means securities of any class of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the total of the product obtained by multiplying (i) the amount of each then remaining instalment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

"Wholly-Owned Subsidiary" means a Restricted Subsidiary, all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

Section 1.02 Incorporation by Reference of TIA.

Whenever this Indenture refers to a provision of the TIA, such provision is incorporated by reference in, and made a part of, this Indenture.

Section 1.03 Rules of Construction.

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(1) the terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular;

(2) "or" is not exclusive;

(3) all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; provided, however, that, for the avoidance of any possible doubt, any act or condition in accordance herewith and permitted hereunder when taken, created or occurring shall not become a violation of any provision of this Indenture as a result of a subsequent change in GAAP;

(4) provisions apply to successive events and transactions;

(5) unless the context otherwise requires, any reference to an "Article" or a "Section" refers to an Article or a Section, as the case may be, of this Indenture;

(6) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision; and

(7) all dollar amounts are expressed in United States dollars, except as otherwise expressly indicated.

ARTICLE II
The Securities

Section 2.01 Amount of Securities; Issuable in Series.

The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is $187,500,000. The Trustee shall authenticate Securities for original issue on the Issue Date in the aggregate principal amount of $187,500,000.

The Securities may be issued in one or more series. There shall be established in or pursuant to a Board Resolution and, subject to Section 2.03, set forth, or determined in the manner provided in an Officers' Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series:

(1) the title of the Securities of the series (which shall distinguish the Securities of the series from Securities of any other series);

(2) the aggregate principal amount of the Securities of the series which may be authenticated and delivered under this Indenture, which shall be in aggregate principal amounts of not less than $10 million per series;

(3) the rate at which any Securities of the series shall bear interest, the date from which any such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Record Date for such interest payable on any Interest Payment Date; and

(4) if applicable, that any Securities of the series shall be issuable in whole or in part in the form of one or more Global Securities and, in such case, the respective Depositories for such Global Securities, the form of any legend or legends which shall be borne by any such Global Security and any circumstances in addition to or in lieu of those set forth in Section 2.16 in which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the name or names of Persons other than the Depositary for such Global Security or a nominee thereof.

All Securities of any one series shall be substantially identical except as to denomination.

If any of the terms of any series are established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or any Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the Officers' Certificate or the trust indenture supplementary thereto setting forth the terms of the series.

Section 2.02 Form and Dating.

The Securities of each series and the Trustee's certificate of authentication shall have such terms and be in substantially such form, not inconsistent with this Indenture, as shall be established by or pursuant to one or more Board Resolutions or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such notations, legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof. If the form of Securities of any series is established by action taken pursuant to a Board Resolution, a copy of an appropriate record of such action shall be certified by the Secretary or an Assistant Secretary of the Company and delivered to the Trustee at or prior to the delivery of the written order of the Company in the form of an Officers' Certificate contemplated by Section 2.03 for the authentication and delivery of such Securities.

The definitive Securities shall be printed, lithographed or engraved on steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities. The Company and the Trustee shall approve the form of the Securities and any notation, legend or endorsement on them.

The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby.

The aggregate principal amount of any Global Security may from time to time be increased or decreased by adjustments made on the records of the Registrar, as custodian for the Depositary, as hereinafter provided.

Section 2.03 Execution and Authentication.

Two Officers shall sign, or one Officer shall sign and one Officer (each of whom shall, in each case, have been duly authorized by all requisite corporate actions) shall attest to, the Securities for the Company by manual or facsimile signature. The Company's seal shall also be reproduced on the Securities.

If an Officer whose signature is on a Security was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities of any series executed by the Company to the Trustee for authentication, together with a written order of the Company in the form of an Officer's Certificate for the authentication and delivery of such Securities, and the Trustee in accordance with such written order of the Company shall authenticate and deliver such Securities. If the form or terms of the Securities of the series have been established by or pursuant to one or more Board Resolutions as permitted by Section 2.01, in authenticating such Securities, and accepting the additional responsibilities under this Indenture in relation to such Securities, the Trustee shall be entitled to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Opinion of Counsel stating:

(1) if the form of such Securities has been established by or pursuant to Board Resolution, that such form has been established in conformity with the provisions of this Indenture;

(2) if the terms of such Securities have been established by or pursuant to Board Resolution as permitted by Section 2.01, that such terms have been established in conformity with the provisions of this Indenture; and

(3) that such Securities, when authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and legally binding obligations of the Company enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

If such form or terms have been so established, the Trustee shall not be required to authenticate such Securities if the issue of such Securities pursuant to this Indenture will affect the Trustee's own rights, duties or immunities under the Securities and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee.

Notwithstanding the provisions of Section 2.01 and of the preceding paragraph, if all Securities of a series are not to be originally issued at one time, it shall not be necessary to deliver the Officers' Certificate otherwise required pursuant to Section 2.01 or the written order of the Company in the form of an Officers' Certificate and Opinion of Counsel otherwise required pursuant to such preceding paragraph at or prior to the authentication of each Security of such series if such documents are delivered at or prior to the authentication upon original issuance of the first Security of such series to be issued.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder. Notwithstanding the foregoing, if any Security shall have been authenticated and delivered hereunder but never issued and sold by the Company, and the Company shall deliver such Security to the Trustee for cancellation as provided in Section 2.12, for all purposes of this Indenture such Security shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of this Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Securities. Unless otherwise provided in the appointment, an authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company and Affiliates of the Company. Each Paying Agent and each Registrar is designated as an authenticating agent for purposes of this Indenture.

The Securities shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

Section 2.04 Registrar and Paying Agent.

The Company shall maintain or designate an office or agency in Wilmington, Delaware or New York, New York where (a) Securities may be presented or surrendered for registration of transfer or for exchange ("Registrar"), (b) Securities may be presented or surrendered for payment ("Paying Agent") and (c) notices and demands in respect of the Securities and this Indenture may be served. The Registrar shall keep a register of the Securities and of their transfer and exchange. The Company, upon notice to the Trustee, may appoint one or more co-Registrars and one or more additional Paying Agents reasonably acceptable to the Trustee. The term "Paying Agent" includes any additional Paying Agent. The Company initially appoints the Trustee as both Registrar and Paying Agent until such time as the Trustee has resigned or a successor has been appointed. Neither the Company nor any Affiliate of the Company may act as Paying Agent.

Section 2.05 Paying Agent To Hold Assets in Trust.

The Company shall require each Paying Agent to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of principal of, or interest on, the Securities, and shall notify the Trustee of any Default by the Company in making any such payment. The Company at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any payment Default, upon written request to a Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed. Upon distribution to the Trustee of all assets that shall have been delivered by the Company to the Paying Agent, the Paying Agent shall have no further liability for such assets.

Section 2.06 Securityholder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee is not the Registrar, the Company shall furnish to the Trustee before each Record Date and at such other times as the Trustee may request in writing a list as of such date and in such form as the Trustee may reasonably require of the names and addresses of Holders, which list may be conclusively relied upon by the Trustee.

Section 2.07 Transfer and Exchange.

Subject to the provisions of Sections 2.16 and 2.17, when Securities of a series are presented to the Registrar or a co-Registrar with a request to register the transfer of such Securities or to exchange such Securities for an equal principal amount of Securities of the same series of other authorized denominations, the Registrar or co-Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; provided, however, that the Securities surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar or co-Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers and exchanges, the Company shall execute and the Trustee, Paying Agent or Registrar shall authenticate Securities. No service charge shall be made for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or other governmental charge payable upon exchanges or transfers pursuant to Section 2.03, 2.11, 4.17 or 9.05). The Registrar or co-Registrar shall not be required to register the transfer or exchange of any Security (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Securities and ending at the close of business on the day of such mailing and (ii) selected for redemption in whole or in part pursuant to Article III, except the unredeemed portion of any Security being redeemed in part.

Any Holder of a Global Security shall, by acceptance of such Global Security, agree that transfers of beneficial interests in such Global Security may be effected only through a book-entry system maintained by the Depositary (or its agent), and that ownership of a beneficial interest in the Global Security shall be required to be reflected in a book entry.

Section 2.08 Replacement Securities.

If a mutilated Security is surrendered to the Trustee or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Security if the Trustee's requirements are met. If required by the Trustee or the Company, such Holder must provide an indemnity bond or other indemnity, sufficient in the judgment of both the Company and the Trustee, to protect the Company, the Trustee and any Agent from any loss which any of them may suffer if a Security is replaced. The Company may charge such Holder for its reasonable, out-of-pocket expenses in replacing a Security, including reasonable fees and expenses of counsel.

Every replacement Security is an additional obligation of the Company.

Section 2.09 Outstanding Securities.

Securities outstanding at any time are all the Securities that have been authenticated by the Trustee except those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding. Subject to Section 2.10, a Security does not cease to be outstanding because the Company or any of its Affiliates holds the Security.

If a Security is replaced pursuant to Section 2.08 (other than a mutilated Security surrendered for replacement), it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser. A mutilated Security ceases to be outstanding upon surrender of such Security and replacement thereof pursuant to Section 2.08.

If on a Redemption Date or the Maturity Date the Paying Agent holds U.S. Legal Tender or U.S. Government Obligations sufficient to pay all of the principal and interest due on the Securities payable on that date, then on and after that date such Securities cease to be outstanding and interest on them ceases to accrue.

Section 2.10 Treasury Securities.

In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Company or any of its Affiliates shall be disregarded and treated as if they were not outstanding, except that, for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities that the Trustee knows are so owned shall be disregarded.

The Trustee may require an Officers' Certificate listing Securities owned by the Company or an Affiliate of the Company.

Section 2.11 Temporary Securities.

Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Securities upon receipt of a written order of the Company in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of temporary Securities to be authenticated and the date on which the temporary Securities are to be authenticated. Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate upon receipt of a written order of the Company pursuant to Section 2.03 definitive Securities in exchange for temporary Securities.

Section 2.12 Cancellation.

The Company at any time may deliver Securities to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Securities surrendered to them for transfer, exchange or payment. The Trustee, the Registrar or the Paying Agent, and no one else, shall cancel and, at the written direction of the Company, shall dispose of all Securities surrendered for transfer, exchange, payment or cancellation. Subject to Section 2.08, the Company may not issue new Securities to replace Securities that it has paid or delivered to the Trustee for cancellation. If the Company shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Securities unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.12.

Section 2.13 Defaulted Interest.

If the Company defaults in a payment of interest on the Securities, it shall pay the defaulted interest, plus (to the extent lawful) any interest payable on the defaulted interest, to the persons who are Holders on a subsequent special record date, which date shall be the fifteenth day next preceding the date fixed by the Company for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before the subsequent special record date, the Company shall mail to each Holder, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.

Section 2.14 CUSIP Number.

The Company in issuing the Securities may use a "CUSIP" number, and if so, the Trustee shall use the CUSIP number in notices of redemption or exchange as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP number printed in the notice or on the Securities, and that reliance may be placed only on the other identification numbers printed on the Securities.

Section 2.15 Deposit of Moneys.

On or prior to 10:00 a.m. New York City time on each Interest Payment Date and Maturity Date, the Company shall have deposited with the Paying Agent in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date or Maturity Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date or Maturity Date, as the case may be, in the manner specified in this Indenture.

Section 2.16 Book-Entry Provisions for Global Securities.

(a) The Global Securities initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be delivered to the Registrar, as custodian for such Depositary, or the Depositary and (iii) bear legends as set forth in Exhibit B.

Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or under the Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

(b) Transfers of Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees. Interests of beneficial owners in the Global Securities may be transferred or exchanged for Securities in accordance with the rules and procedures of the Depositary. In addition, Securities shall be transferred to all beneficial owners in exchange for their beneficial interests in Global Securities if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for any Global Security and a successor Depositary is not appointed by the Company within 90 days of such notice or (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from the Depositary to issue Securities.

(c) In connection with any transfer or exchange of a portion of the beneficial interest in any Global Security to beneficial owners pursuant to paragraph (b), the Registrar shall (if one or more Securities are to be issued) reflect on its books and records the date and a decrease in the principal amount of the Global Security in an amount equal to the principal amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more Securities of like tenor and amount.

(d) In connection with the transfer of Global Securities as an entirety to beneficial owners pursuant to paragraph (b), the Global Securities shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the Global Securities, an equal aggregate principal amount of Securities of authorized denominations.

(e) The Holder of any Global Security may grant proxies and otherwise authorize any person, including Agent Members and persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

Section 2.17 Computation of Interest.

Interest on the Securities of each series shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the Interest Act (Canada), if applicable hereto, whenever in this Indenture or in any Securities issued hereunder, interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

Section 2.18 Designation.

The Indebtedness evidenced by the Securities is hereby irrevocably designated as "senior indebtedness" or such other term denoting seniority for the purposes of any future Indebtedness of the Company which the Company makes subordinate to any senior indebtedness or such other term denoting seniority.

ARTICLE III
Redemption

Section 3.01 Notices to the Trustee and the Paying Agent.

If the Company elects to redeem Securities pursuant to the terms of the Securities, it shall notify the Trustee and the Paying Agent in writing of the Redemption Date and the principal amount of Securities to be redeemed.

Section 3.02 Notice of Redemption.

At least 30 days but not more than 60 days before a Redemption Date (unless a shorter notice shall be agreed to by the Trustee in writing), the Company shall mail a notice of redemption by first class mail, postage prepaid, to each Holder whose Securities are to be redeemed, together with an Officers' Certificate stating that such redemption will comply with the conditions contained herein. At the Company's request made at least 45 days before the Redemption Date, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense. Each notice for redemption shall state:

(1) the Redemption Date;

(2) the Redemption Price and the amount of accrued interest, if any, to be paid;

(3) the name and address of the Paying Agent;

(4) that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(5) that, unless the Company defaults in making the redemption payment, interest on Securities called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Securities is to receive payment of the Redemption Price and accrued interest thereon to the Redemption Date upon surrender to the Paying Agent of the Securities redeemed; and

(6) the provision of the Securities pursuant to which the Securities are to be redeemed.

Section 3.03 Effect of Notice of Redemption.

Once notice of redemption is mailed in accordance with Section 3.02, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price. Upon surrender to the Paying Agent, such Securities called for redemption shall be paid on the Redemption Date (or such later surrender date) at the Redemption Price (which shall include accrued interest thereon to the Redemption Date), but installments of interest, the maturity of which is on or prior to the Redemption Date, shall be payable to Holders of record at the close of business on the relevant Record Dates.

Section 3.04 Deposit of Redemption Price.

On or before the Redemption Date, the Company shall deposit with the Paying Agent U.S. Legal Tender sufficient to pay the Redemption Price plus accrued interest, if any, of all Securities to be redeemed on that date. The Paying Agent shall promptly return to the Company any U.S. Legal Tender so deposited which is not required for that purpose upon the written request of the Company, except with respect to monies owed as obligations to the Trustee pursuant to Article VII.

If the Company complies with the preceding paragraph, then, unless the Company defaults in the payment of such Redemption Price, interest on the Securities to be redeemed will cease to accrue on and after the applicable Redemption Date, whether or not such Securities are presented for payment.

ARTICLE IV
Covenants

Section 4.01 Payment of Securities.

The Company shall pay the principal of and interest on the Securities in the manner provided in the Securities. An installment of principal of or interest on the Securities shall be considered paid on the date it is due if the Trustee or Paying Agent holds on that date U.S. Legal Tender designated for and sufficient to pay the installment.

The Company shall pay, to the extent such payments are lawful, interest on overdue principal and it shall pay interest on overdue installments of interest (without regard to any applicable grace periods) from time to time on demand at the rate borne by the Securities plus 2% per annum.

Section 4.02 Maintenance of Office or Agency.

The Company shall maintain or continue to designate in Wilmington, Delaware, or New York, New York the office or agency required under Section 2.04. The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain or designate any such required office or agency or shall fail to furnish the Trustee with the address thereof, any presentations, surrenders, notices and demands may be made or served at the address of the

Trustee set forth in Section 12.02. The Company hereby initially designates the office of Wilmington Trust Company, Rodney Square, 1100 North Market Street, Wilmington, Delaware 19890-0001, as its office or agency in Wilmington, Delaware,. In the event Wilmington Trust Company or any future Registrar is no longer acting as such and no replacement Registrar is appointed, the terminating Registrar shall surrender to the successor Trustee all the documents necessary to permit the successor Trustee to carry on the Registrar's functions. In the event Wilmington Trust Company or any future Paying Agent is no longer acting as such and no replacement Paying Agent is appointed, the terminating Paying Agent shall surrender to the successor Trustee all the documents necessary to permit the successor Trustee to carry on the Paying Agent's functions.

Section 4.03 Limitation on Restricted Payments.

Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, (a) declare or pay any dividend or make any distribution (other than dividends or distributions payable solely in Qualified Capital Stock of the Company) to holders of its Capital Stock, (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Affiliate of the Company, or any warrants, rights or options to acquire shares of any class of such Capital Stock, other than through the exchange therefor solely of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company, (c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligation or (d) make any Investment (other than Permitted Investments) in any Person (each of the foregoing prohibited actions set forth in clauses (a), (b), (c) and (d) being referred to as a "Restricted Payment"), unless at the time of such proposed Restricted Payment or immediately after giving effect thereto (i) no Default or Event of Default has occurred and is continuing or would result therefrom, (ii) the Company could incur at least $1.00 of additional Indebtedness in accordance with the Consolidated Interest Coverage Ratio test of paragraph (b) of Section 4.04 and (iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the date hereof (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such Property) does not exceed or would not exceed the sum of: (x) 50% of the cumulative Consolidated Net Income (or, if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company during the period (treating such period as a single accounting period) from January 1, 2002, to the last day of the last full fiscal quarter preceding the date of the proposed Restricted Payment; (y) 100% of the aggregate Net Equity Proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from the issuance and sale subsequent to the date hereof of Qualified Capital Stock of the Company (excluding (A) any Qualified Capital Stock of the Company paid as a dividend on any Capital Stock of the Company or of any of its Subsidiaries and (B) any Qualified Capital Stock of the Company with respect to which the purchase price thereof has been financed directly or indirectly using funds (i) borrowed from the Company or from any of its Restricted Subsidiaries, unless and until and to the extent such borrowing is repaid or (ii) contributed, extended, Guaranteed or advanced by the Company or by any of its Restricted Subsidiaries (including, without limitation, in respect of any employee stock ownership or benefit plan), unless and until and to the extent such borrowing is repaid; and (z) an amount equal to the net reduction in

Investments made subsequent to the date of this Indenture in any Person resulting from (A) payments of interest on debt, dividends, repayment of loans or advances, or other transfers or distributions of Property (but only to the extent the Company chooses to exclude such transfers or distributions from the calculation of Consolidated Net Income for the purposes of clause (x) above), in each case, to the Company or any Restricted Subsidiary from any Person, or (B) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed in the case of (A) or (B), the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or such Unrestricted Subsidiary, as the case may be, which was treated as a Restricted Payment.

Notwithstanding the foregoing, these provisions do not prohibit: (1) the payment of any dividend or making of any distribution within 60 days after the date of its declaration if the dividend or distribution would have been permitted on the date of declaration; (2) the repurchase, redemption, retirement or acquisition of Capital Stock of the Company or Subordinated Obligations of the Company, or warrants, rights or options to acquire Capital Stock of the Company, solely in exchange for shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company; or (3) any purchase or redemption of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, (i) shares of Qualified Capital Stock of the Company or warrants, rights or options to acquire Qualified Capital Stock of the Company or (ii) Indebtedness of the Company which is permitted to be Incurred pursuant to Section 4.04; provided, however, that (i) such Indebtedness is Incurred in an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate sum of (x) the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of such Subordinated Obligations being so purchased or redeemed and (y) any premiums, fees and other expenses paid by the Company or any Restricted Subsidiary in connection with such purchase or redemption, (ii) such Indebtedness is at least as subordinated to the Securities as such Subordinated Obligations so purchased or redeemed and the covenants relating to such Indebtedness are no more restrictive in the aggregate than those of such Subordinated Obligations, (iii) such Indebtedness has a Stated Maturity no earlier than the Stated Maturity of such Subordinated Obligations and (iv) such Indebtedness has a Weighted Average Life to Maturity at the time such Indebtedness is Incurred equal to or greater than the Weighted Average Life to Maturity of such Subordinated Obligations; provided, however, that, in the case of clauses (2) and (3) of this paragraph, no Default or Event of Default shall have occurred or be continuing at the time of such payment or as a result thereof. In determining the aggregate amount of Restricted Payments made subsequent to the date hereof, amounts expended pursuant to clauses (1) and (2) (to the extent that the relevant Subordinated Obligations are acquired in exchange for, or with the net proceeds from, the issuance of Qualified Capital Stock or warrants, options or other rights to acquire Qualified Capital Stock, but in any event, excluding Qualified Capital Stock issued in exchange for Subordinated Obligations that were Incurred after the date hereof) shall, in each case, be included in such calculation. No payment or other transfer to the Company or a Wholly-Owned Subsidiary shall, in any event, constitute a Restricted Payment.

Section 4.04 Limitation on Indebtedness.

(a) Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, Incur any Indebtedness, including, without limitation, any Acquired Indebtedness; provided, however, that the foregoing will not prohibit (a) the Company from Incurring Permitted Indebtedness and (b) any Restricted Subsidiary of the Company from Incurring Indebtedness pursuant to clauses (ii) (but only by a Wholly-Owned Subsidiary, the sole business of which is the financing of receivables and directly related activities, or by a Restricted Subsidiary if recourse is limited to such Restricted Subsidiary's inventory and accounts receivable which are included in the borrowing base under the working capital facility comprised in the Credit Facility), (iii), (iv), (v), (viii), (x), (xi) and (xii) of the definition of "Permitted Indebtedness".

(b) Notwithstanding the foregoing limitations, the Company may Incur Indebtedness (including, without limitation, Acquired Indebtedness) if (i) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Incurrence thereof or would result as a consequence of such proposed Incurrence and (ii) immediately before and immediately after giving effect to such proposed Incurrence, the Consolidated Interest Coverage Ratio of the Company is at least equal to 2.5 to 1.0.

(c) The Company will not, directly or indirectly, in any event Incur any Indebtedness (other than the Securities and Indebtedness permitted by clause (ii) of the definition of "Permitted Indebtedness") which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Securities to the same extent and in the same manner, and so long as, such Indebtedness is subordinated pursuant to subordination provisions that are no more favorable to the holders of any other Indebtedness of the Company.

Section 4.05 Corporate Existence.

Except as otherwise permitted by Article V, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each of its Restricted Subsidiaries and the rights (charter and statutory) and material franchises of the Company and each of its Restricted Subsidiaries; provided, however, that the Company shall not be required to preserve any such right or franchise, or the corporate existence of any Restricted Subsidiary, if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and each of its Restricted Subsidiaries, taken as a whole, and that the loss thereof is not, and will not be, adverse in any material respect to the Holders.

Section 4.06 Payment of Taxes.

The Company shall pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all material taxes, assessments and governmental charges levied or imposed upon it or any of its Subsidiaries or upon the income, profits or property of it or any of its Subsidiaries which, in each case, if unpaid, might by law become a material liability or Lien upon the property of it or any of its Subsidiaries; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings and for which appropriate provision has been made.

Section 4.07 Maintenance of Properties and Insurance.

(a) The Company shall cause all material properties owned by or leased by it or any of its Restricted Subsidiaries used or useful to the conduct of its business or the business of any of its Restricted Subsidiaries to be improved or maintained and kept in normal condition, repair and working order and supplied with all necessary equipment and shall cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in its judgment may be necessary, so that the business carried on in connection therewith may be properly conducted at all times.

(b) The Company shall maintain, and shall cause its Restricted Subsidiaries to maintain, insurance with responsible carriers against such risks and in such amounts, and with such deductibles, retentions, self-insured amounts and co-insurance provisions, as are customarily carried by similar businesses of similar size, including property and casualty loss, workers' compensation and interruption of business insurance and shall ensure that the loss payable thereunder is endorsed in favor of the Trustee for the benefit of the Holders or in favor of an insurance trustee satisfactory to the Trustee and shall otherwise satisfactorily note the interest of the Trustee for the benefit of the Holders in respect thereof. The Company shall provide, and shall cause its Restricted Subsidiaries to provide, an Officers' Certificate as to compliance with the foregoing requirements to the Trustee prior to the anniversary or renewal date of each such policy, together with satisfactory evidence of such insurance and such endorsements and notations, which certificate shall expressly state such expiration date for each policy listed. The Trustee shall be entitled to rely absolutely upon certificates of the Company that the amount of insurance carried from time to time is in compliance with the foregoing provisions. No duty with respect to effecting or maintaining insurance or notifying the Holders or others of the failure of the Company to insure shall rest upon the Trustee and the Trustee shall not be responsible for any loss by reason of want or insufficiency of insurance or by reason of the failure of any insurer on which the insurance is carried to pay the full amount of any loss against which they may have insured the Company.

Section 4.08 Compliance Certificate; Notice of Default.

(a) The Company shall deliver to the Trustee and the Paying Agent, within 120 days after the close of each fiscal year, an Officers' Certificate stating that the Company has complied during such year with all covenants, conditions or other requirements contained in this Indenture, noncompliance with which would, with the giving of notice or the lapse of time, or both, constitute an Event of Default hereunder or, if the Company has not complied with all such requirements, giving particulars as to each non-compliance. The Officers' Certificate shall also notify the Trustee should the Company elect to change its fiscal year end.

(b) The annual financial statements delivered pursuant to Section 4.10 shall be accompanied by a written report of the Company's independent accountants (who shall be a firm of established national reputation) that in conducting their audit of such financial statements nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Articles IV, V or VI of this Indenture insofar as they relate to accounting matters or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

(c) The Company shall deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying the Default or Event of Default and describing its status with particularity.

Section 4.09 Compliance with Laws.

The Company shall comply, and shall cause each of its Restricted Subsidiaries to comply, with all applicable statutes, rules, regulations, orders and restrictions of the United States of America and Canada, all states, provinces and municipalities thereof, and of any governmental department, commission, board, regulatory authority, bureau, agency and instrumentality of the foregoing, in respect of the conduct of their respective businesses and the ownership of their respective properties, including, without limitation, Environmental Laws except for such noncompliances as would not in the aggregate have a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries taken as a whole.

Section 4.10 Reports to Holders.

(a) The Company will:

(i) file with the Ontario Securities Commission all information, documents and reports required as of the Issue Date to be filed with the Ontario Securities Commission pursuant to Part XVIII of the Securities Act (Ontario) or regulations or rules made under that Act, or policies of the Ontario Securities Commission, requiring continuous disclosure (including, without limitation, policies requiring an annual information form) whether or not the Company is subject to such filing requirements, so long as the Ontario Securities Commission will accept such filings;

(ii) file with the Trustee copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act;

(iii) file with the Trustee and the SEC, in accordance with the rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants provided for in this Indenture as may be required from time to time by such rules and regulations;

(iv) transmit by mail to all Holders, as their names and addresses appear in the register of Securities, within 30 days after the filing thereof with the Trustee, in the manner and to the extent provided in Section 313(c) of the TIA, such summaries of any information, documents and reports required to be filed by the Company pursuant to subsection (ii) or (iii) of this Section 4.10 as may be required by rules and regulations prescribed by the SEC.

(v) file with the Trustee, within 15 days after it files them with the Ontario Securities Commission or the SEC, copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Ontario Securities Commission or the SEC may prescribe) which the Company files with the Ontario Securities Commission pursuant to the filing requirements referred to in this subsection (a) of Section 4.10 or with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b) If the Company is unable to file such reports with the Ontario Securities Commission because such commission does not permit such filings, the Company will cause such reports to be delivered to the Trustee and the Trustee will deliver such reports to the Holders. The consolidated financial statements in each such report will be prepared in accordance with GAAP, and will contain a reconciliation to accounting principles generally accepted in the United States prepared in accordance with the rules and regulations of the SEC.

Section 4.11 Waiver of Stay, Extension or Usury Laws.

The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law that would prohibit or forgive the Company from paying all or any portion of the principal of and/or interest on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture, and (to the extent that it may lawfully do so) the Company hereby expressly waives all benefit or advantage of any such law, and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 4.12 Limitation on Transactions with Affiliates.

(a) Neither the Company nor any Restricted Subsidiary of the Company will, directly or indirectly, conduct any business or enter into or permit to exist any transaction or series of related transactions (including, but not limited to, the purchase, sale, conveyance, transfer, disposition, exchange or lease of Property, the making of any Investment, the giving of any Guarantee or the rendering of services) with, or for the benefit of, any of their Affiliates (each an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's length basis from a Person not an Affiliate of the Company or such Restricted Subsidiary. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions) involving aggregate payments or other Property with a Fair Market Value in excess of $2.5 million, the Company or such Restricted Subsidiary shall, prior to the consummation thereof, deliver to the Trustee (i) an approval by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions and (ii) an Officers' Certificate certifying that such business, transaction or series of related transactions complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions) that involves an aggregate Fair Market Value of more than $10 million, the Company or such Restricted Subsidiary shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee; provided, however, that such an opinion shall not be required with respect to collective bargaining agreements executed by the Company after the date hereof.

(b) The foregoing restrictions shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company's Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Wholly-Owned Subsidiaries or exclusively between or among such Wholly-Owned Subsidiaries, provided such transactions are not otherwise prohibited by this Indenture; (iii) loans or advances to employees of the Company in an amount not to exceed $1 million in the aggregate outstanding at any time; (iv) the making of any Permitted Investment or Restricted Payment specifically permitted to be made to or with an Affiliate under other terms of this Indenture; or (v) issuances of Capital Stock of the Company or warrants, rights or options to acquire Capital Stock of the Company.

Section 4.13 Impairment of Security Interest.

Except as expressly permitted by clause (i) of Section 4.15, neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which action or omission could reasonably be expected to have the result of adversely affecting or impairing the security interests in favor of the Trustee, on behalf of themselves and the Holders, with respect to the Collateral. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement or instrument (other than any agreement or instrument pursuant to which Indebtedness described in clause (ii), (vi), (vii) or (xiii) of the definition of Permitted Indebtedness is incurred) that by its terms requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than pursuant to this Indenture, the Securities and the Security Documents.

Section 4.14 Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.

Neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, create or otherwise cause or permit or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions to the Company or to any Restricted Subsidiary of the Company (i) on its Capital Stock or (ii) with respect to any other interest or participation in, or measured by, its profits; (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or to any Restricted Subsidiary of the Company; or (c) sell, lease or transfer any of its Property to the Company or to any Restricted Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of: (1) applicable law; (2) this Indenture and the Security Documents; (3) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary of the Company; (4) any instrument governing Indebtedness Incurred in accordance with and pursuant to clause (xi) of the definition of "Permitted Indebtedness"; provided that such encumbrance or restriction is not, and will not be, applicable to any Person, or the Property of any Person, other than the Person, or the Property of the Person, becoming a Restricted Subsidiary of the Company; (5) restrictions imposed by Liens granted pursuant to clauses (vii), (viii), (ix), (xi) and (xii) of the definition of "Permitted Liens" solely to the extent such Liens encumber the transfer or other disposition of the assets subject to such Liens; (6) any restriction or encumbrance contained in contracts for the sale of assets to be consummated in accordance with this Indenture solely in respect of the assets to be sold pursuant to such contract; (7) any encumbrance or restriction contained in Refinancing Indebtedness Incurred to Refinance the Indebtedness issued, assumed or Incurred pursuant to an agreement referred to in clause (2), (4) or (5) above or clause (8) or (9) below; provided that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are no less favorable to the Company or to the Holders in any material respect in the reasonable and good faith judgment of the Board of Directors of the Company than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4), (5), (8) or (9); (8) any agreement in effect on the date hereof; (9) the Credit Facility; or (10) provisions of any instrument governing secured Indebtedness otherwise permitted to be incurred under this Indenture and Incurred in connection with the acquisition of the assets securing Indebtedness, which provisions limit the right of the debtor thereunder to dispose of the assets securing such Indebtedness.

Section 4.15 Limitation on Liens.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist or remain in effect any Liens (i) upon any item of Collateral other than the Liens created by the Securities, this Indenture and the Security Documents, the Liens expressly permitted in relation to the relevant item by the applicable Security Documents and Permitted Liens and (ii) upon any other Property of the Company or of any of its Restricted Subsidiaries, whether owned on the date hereof or acquired after the date hereof, or on any income or profits therefrom, or assign or otherwise convey any right to receive income or profits thereon, without at the same time causing the Securities to be secured equally and ratably with, or prior to, any Indebtedness secured by such Liens, other than Permitted Liens.

Section 4.16 Change of Control.

(a) Upon the occurrence of a Change of Control Triggering Event, the Company will be required to offer to repurchase (the "Change of Control Offer") all of the outstanding Securities pursuant to the offer described in paragraph (b) below, at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

(b) Within 30 days following the date upon which the Change of Control Triggering Event occurred, the Company must send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. The notice to the Holders shall contain all instructions and materials necessary to enable such Holders to tender Securities pursuant to the Change of Control Offer. Such notice shall state:

(1) that the Change of Control Offer is being made pursuant to this Section 4.16 and that all Securities tendered and not withdrawn will be accepted for payment;

(2) the purchase price (including the amount of accrued interest) and the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law) (the "Change of Control Payment Date") and that the Change of Control Offer will remain open for at least 20 Business Days and until the close of business on the Change of Control Payment Date;

(3) that any Security not tendered will continue to accrue interest;

(4) that, unless the Company defaults in making payment therefor, any Security accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Payment Date;

(5) that Holders electing to have a Security purchased pursuant to a Change of Control Offer will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security duly completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day prior to the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than five Business Days prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Security purchased;

(7) that Holders whose Securities are purchased only in part will be issued new Securities in a principal amount equal to the unpurchased portion of the Securities surrendered; provided that each Security purchased and each new Security issued shall be in an original principal amount of $1,000 or integral multiples thereof; and

(8) the circumstances and relevant facts regarding such Change of Control.

On or before the Change of Control Payment Date, the Company shall (i) accept for payment Securities or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent U.S. Legal Tender sufficient to pay the purchase price plus accrued interest, if any, of all Securities so tendered and (iii) deliver to the Trustee Securities so accepted together with an Officers' Certificate stating the Securities or portions thereof being purchased by the Company. The Paying Agent shall promptly mail to the Holders of Securities so accepted payment in an amount equal to the purchase price plus accrued interest, if any, and the Trustee shall promptly authenticate and mail to such Holders new Securities equal in principal amount to any unpurchased portion of the Securities surrendered. Any Securities not so accepted shall be promptly mailed by the Company to the Holder thereof. For purposes of this Section 4.16, the Trustee shall act as the Paying Agent.

Any amounts remaining after the purchase of Securities pursuant to a Change of Control Offer shall be returned by the Trustee to the Company.

The Company will comply with the requirements of Section 14(e) of the Exchange Act, if applicable, the provisions of Rule 13e-4 and Rule 14e-1, if applicable, and any other tender offer rules under the Exchange Act or other relevant Canadian or United States federal, provincial and state securities legislation which may then be applicable and will file Schedule 13E-4 or Schedule 13E-4F or any other schedule required thereunder in connection with any offer by the Company to purchase Securities upon a Change of Control.

Section 4.17 Limitation on Sale of Assets.

Neither the Company nor any of its Restricted Subsidiaries will consummate or permit, directly or indirectly, any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of each such Asset Sale at least equal to the Fair Market Value of the Property the subject of such Asset Sale, (ii) at least 75% of the consideration received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents, (iii) no Default or Event of Default shall have occurred and be continuing on the date of the proposed Asset Sale or would result as a consequence of such proposed Asset Sale and (iv) the Company or such Restricted Subsidiary shall apply the Net Cash Proceeds of such Asset Sale within 270 days of consummation of such Asset Sale for the following purposes, individually or in combination:

(a) to purchase or otherwise invest in Related Business Investments (for purposes of this Section 4.17, such Net Cash Proceeds shall be deemed to have been so applied if within 180 days of such Asset Sale the Board of Directors of the Company shall have adopted a capital expenditure plan contemplating the application of such Net Cash Proceeds in a Related Business Investment and the Company shall have taken steps to implement such plan; provided, however, that such Net Cash Proceeds must have been so applied within 270 days of the adoption of such plan);

(b) to permanently repay or retire the Securities or the Credit Facility in accordance with the terms of any such Indebtedness. Pending the final application of any Net Cash Proceeds in accordance with paragraph (a) or (b), the Company or such

Restricted Subsidiary, as the case may be, may invest such Net Cash Proceeds in cash or Cash Equivalents or may apply such Net Cash Proceeds to temporarily reduce borrowings outstanding under the Credit Facility, provided that the Company or such Restricted Subsidiary, within the applicable period, withdraws from the Credit Facility such Net Cash Proceeds (to the extent such Net Cash Proceeds were not used to permanently reduce borrowings available thereunder) and applies such Net Cash Proceeds in accordance with paragraph (a) above or to permanently repay Securities or the Credit Facility in accordance with this paragraph (b); and

(c) with respect to any Net Cash Proceeds remaining after application pursuant to the preceding paragraph (a) or (b) (the "Excess Proceeds Amount"), the Company shall make an offer to purchase (the "Asset Sale Offer") from all Holders of each series of Securities by priority of Maturity Date, up to a maximum principal amount (expressed as an integral multiple of $1,000) of such Securities equal to the Excess Proceeds Amount at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase (herein called the "Purchase Date"), in accordance with the procedures set forth in this Indenture. The Company may defer the Asset Sale Offer until the aggregate unutilized Excess Proceeds Amount equals or exceeds $10 million resulting from one or more Asset Sales (at which time, the entire unutilized Excess Proceeds Amount, and not just the amount in excess of $10 million, shall be applied as required pursuant to this paragraph). All amounts remaining after the consummation of any Asset Sale Offer pursuant to this paragraph may be used by the Company or such Restricted Subsidiary, as the case may be, for general corporate purposes.

If at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this Section 4.17.

Notwithstanding the foregoing, neither the Company nor any of its Restricted Subsidiaries will consummate or permit, directly or indirectly, any Fixed Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, is entitled to receive consideration at least equal to the Fair Market Value of the Property subject to such Fixed Asset Sale, (ii) at least 75% of the consideration to be received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents, except that the Company and its Restricted Subsidiaries may receive consideration other than in the form of cash or Cash Equivalents in an aggregate Fair Market Value not to exceed $25 million on a cumulative basis subsequent to the date of this Indenture (exclusive of any consideration received pursuant to the following proviso or in connection with Real Property Transfers); provided, however, that the Company may receive for sales of unimproved real property (not constituting Real Property Transfers) consideration other than in the form of cash or Cash Equivalents, without compliance with this clause (ii), in an aggregate Fair Market Value on an annual basis not to exceed $500,000, (iii) no Default or Event of Default shall have occurred and be continuing on the date of such proposed Fixed Asset Sale,

(iv) such Fixed Asset Sale will not materially adversely affect or materially impair the value of the remaining Collateral or materially interfere with the Trustee's ability to realize such value and will not materially impair the maintenance and operation of the remaining Collateral, and (v) the Company or such Restricted Subsidiary shall apply the Net Cash Proceeds of such Fixed Asset Sale within 270 days of consummation of such Fixed Asset Sale for the following purposes, individually or in combination:

(a) to purchase or otherwise invest in Related Business Investments (for purposes of this Section 4.17, such Net Cash Proceeds shall be deemed to have been so applied if within 180 days of such Fixed Asset Sale the Board of Directors of the Company shall have adopted a capital expenditure plan contemplating the application of such Net Cash Proceeds in a Related Business Investment and the Company shall have taken steps to implement such plan; provided, however, that such Net Cash Proceeds must have been so applied within 270 days of the adoption of such plan) which shall constitute additional Fixed Asset Collateral under the Security Documents and which shall be subject to a first priority Lien in favor of the Trustee for the benefit of the Holders, subject to Permitted Liens in respect of the relevant item of Collateral;

(b) to permanently repay or retire the term facilities comprised in the Credit Facility which are secured over the Fixed Asset Collateral;

(c) with respect to any Net Cash Proceeds remaining after application pursuant to the preceding paragraph (a) (the "Fixed Asset Excess Proceeds Amount"), the Company shall make an Asset Sale Offer to purchase from all Holders of each series of Securities by priority of Maturity Date up to a maximum principal amount (expressed as an integral multiple of $1,000) of Securities equal to the Fixed Asset Excess Proceeds Amount at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Purchase Date, in accordance with the procedures set forth in this Indenture. The Company may defer the Asset Sale Offer until the aggregate unutilized Fixed Asset Excess Proceeds Amount equals or exceeds $10 million resulting from one or more Fixed Asset Sales (at which time, the entire unutilized Fixed Asset Excess Proceeds Amount, and not just the amount in excess of $10 million, shall be applied as required pursuant to this paragraph). All amounts remaining after the consummation of any Asset Sale Offer pursuant to this paragraph shall remain subject to the Lien of the Security Documents and may be used by the Company only to purchase or otherwise invest in Related Business Investments (which shall constitute additional Fixed Asset Collateral under the Security Documents) or to purchase Securities or to permanently repay borrowings under the Credit Facility; and

(d) all Net Proceeds and all Net Awards shall constitute Trust Moneys and shall be delivered by the Company to the Trustee contemporaneously with receipt by the Company and be deposited in the Trust Moneys Account. Net Proceeds and Net Awards so deposited that are required to be applied or may be applied by the Company to effect a Restoration of the affected Collateral under the applicable

Security Document may be withdrawn from the Trust Moneys Account under this Indenture, only in accordance with this Indenture. Net Proceeds and Net Awards so deposited that are not required to be applied to effect a Restoration of the affected Collateral may only be withdrawn in accordance with this Indenture.

Notwithstanding the foregoing, the Company may transfer (including by lease) assets constituting unimproved real property (a "Real Property Transfer") to any Person on the following terms and conditions:

(a) such real property can be transferred without materially impairing the value of the remaining Fixed Asset Collateral or the Trustee's ability to realize such value and will not materially impair the maintenance and operation of the remaining Fixed Asset Collateral;

(b) the principal business of the transferee is a Related Business;

(c) the Company receives consideration for the transfer of the real property at least equal to its Fair Market Value;

(d) any cash or Cash Equivalents included in the consideration received by the Company on sale or thereafter constitutes Net Cash Proceeds of a Fixed Asset Sale and shall be applied in accordance with this Section 4.17;

(e) the terms of any commitment by the Company or any Restricted Subsidiary of the Company to purchase output or product from the transferee are on terms no less favorable to the Company or such Restricted Subsidiary than could be obtained in a comparable transaction with an unaffiliated third party; and

(f) the Trustee, for the benefit of the Holders, receive a first-priority security interest, subject to Permitted Liens, in any non-cash proceeds of the transfer of the real property and in any contracts for output or products of the transferee.

All proceeds of a Fixed Asset Sale shall constitute Fixed Asset Collateral. Pending disposition as set forth above, all Fixed Asset Excess Proceeds Amounts relating to any Fixed Asset Sale of Fixed Asset Collateral shall, to the extent permitted by law, be subject to the perfected Lien in favor of the Trustee, subject to Permitted Liens. Fixed Asset Excess Proceeds Amounts relating to any Fixed Asset Sale of Fixed Asset Collateral shall constitute Trust Moneys and shall be delivered by the Company to the Trustee and shall be deposited in the Trust Moneys Account in accordance with this Indenture and the Security Documents. Fixed Asset Excess Proceeds Amounts so deposited may be withdrawn from such Collateral Account pursuant to this Indenture as specified in Section 11.03.

Notwithstanding the foregoing, any disposition of Property of the Company or any Subsidiary that is governed under and complies with Section 5.01 shall not be deemed to be an Asset Sale or a Fixed Asset Sale, as the case may be, except that in the event of the transfer of substantially all (but not all) of the Property of the Company and its Subsidiaries to a Person in a transaction permitted under Section 5.01, the successor corporation shall be deemed to have sold the Property of the Company and its Restricted Subsidiaries not so transferred for purposes of this Section 4.17, and shall comply with the provisions of this Section 4.17 with respect to such deemed sale as if it were an Asset Sale. In addition, the Fair Market Value of such Property of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this Section 4.17. The cash or Cash Equivalent portion of consideration paid by an Unrestricted Subsidiary for the purchase of an asset from the Company or any of its Restricted Subsidiaries may include Investments made in such Unrestricted Subsidiary by the Company or any of its Restricted Subsidiaries to the extent such Investments are made in accordance with Section 4.03.

Subject to the deferral of an Asset Sale Offer as provided in this Section 4.17, each notice of an Asset Sale Offer pursuant to this Section 4.17 shall be mailed, by first class mail, to the Holders of the relevant series of Securities as shown on the register of Holders not less than 30 days nor more than 60 days before the Purchase Date for the Asset Sale Offer, with a copy to the Trustee. Upon receiving notice of the Asset Sale Offer, such Holders may elect to tender their Securities in whole or in part in integral multiples of $1,000 principal amount in exchange for cash. The notice shall contain all instructions and materials necessary to enable such Holders to tender Securities pursuant to the Asset Sale Offer and shall state the following terms:

(a) that the Asset Sale Offer is being made pursuant to Section 4.17 and that all Securities tendered will be accepted for payment; provided, however, that if the aggregate principal amount of Securities tendered in an Asset Sale Offer plus accrued interest at the expiration of such offer exceeds the aggregate amount of the Excess Proceeds Amount or the Fixed Asset Excess Proceeds Amount, as the case may be, the Company shall select the Securities to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Securities in denominations of $1,000 or multiples thereof shall be purchased);

(b) that the purchase price (including the amount of accrued interest) and the Purchase Date (which shall be at least 30 days from the date of mailing of notice of such Asset Sale Offer and which shall remain open until the close of business on the Business Day immediately prior to such Purchase Date, or such longer period as required by law);

(c) that any Security not tendered will continue to accrue interest;

(d) that, unless the Company defaults in making payment therefor, any Security accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest after the Purchase Date;

(e) that Holders electing to have a Security purchased pursuant to an Asset Sale Offer will be required to surrender the Security, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Security duly completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day prior to the Purchase Date;

(f) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than five Business Days (or such later time as is required by law) prior to the Purchase Date, a telegram, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Securities the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Security purchased; and

(g) that Holders whose Securities are purchased only in part will be issued new Securities in a principal amount equal to the unpurchased portion of the Securities surrendered; provided that each Security purchased and each new Security issued shall be in an original principal amount of $1,000 or integral multiples thereof.

On or before the Purchase Date, the Company shall (i) accept for payment Securities or portions thereof tendered pursuant to the Asset Sale Offer which are to be purchased in accordance with subparagraph (a) above, (ii) deposit with the Paying Agent U.S. Legal Tender sufficient to pay the purchase price plus accrued interest, if any, of all Securities to be purchased and (iii) deliver or cause to be delivered to the Trustee Securities so accepted together with an Officers' Certificate stating the Securities or portions thereof being purchased by the Company. The Paying Agent shall promptly mail to the Holders of Securities so accepted payment in an amount equal to the purchase price plus accrued interest, if any.

If an offer is made to repurchase Securities pursuant to an Asset Sale Offer, the Company will and will cause its Restricted Subsidiaries to comply with the requirements of Section 14(e) of the Exchange Act, if applicable, the provisions of Rule 13e-4 and Rule 14e-1, if applicable, and any other tender offer rules under the Exchange Act or other relevant Canadian or United States federal, provincial and state securities legislation which may then be applicable and, to the extent applicable, will file Schedule 13E-4 or Schedule 13E-4F or any other schedule required thereunder in connection with any offer by the Company to purchase Securities pursuant to an Asset Sale Offer. Notwithstanding the foregoing, not more than 25% of the original principal amount of a series of the Securities may be purchased, repaid or retired pursuant to any of the provisions described under this Section 4.17 prior to the day following the fifth anniversary of the date on which the Securities were issued, and the maximum amount to be applied to the purchase, retirement or repayment of the series of Securities pursuant to this Section 4.17 having a purchase date prior to the day following the fifth anniversary of the date on which the Securities were issued shall be the lesser of (x) the Net Cash Proceeds from an Asset Sale and a Fixed Asset Sale required to be applied by the Company to repay, purchase or retire the series of Securities and (y) 25% of the original principal amount of the series of Securities less the aggregate principal amount of the series of Securities purchased, repaid or retired pursuant to all previous Asset Sale Offers, made pursuant to this Section 4.17. If the aggregate Net Cash Proceeds resulting from an Asset Sale or Fixed Asset Sale occurring prior to the fifth anniversary of the date on which the Securities were issued, less any amount not required to be used to repay, retire or repurchase or make an offer to purchase the series of Securities after any Asset Sale Offers made on or prior to such date, exceeds 25% of the original principal amount of the series of Securities (such excess being the "25% Available Cash Proceeds"), then the Company shall make an Asset Sale Offer in accordance with the foregoing provisions (i) promptly after the fifth anniversary of the date on which the series was issued, in the event the amount of the 25% Available Cash Proceeds exceeds $10 million or (ii) at such time as the amount of the 25% Available Cash Proceeds together with the Net Cash Proceeds received after the fifth anniversary of the date hereof exceeds $10 million, in the event the amount of the 25% Available Cash Proceeds is less than $10 million. The Trustee may rely on any determination by the Company of Net Cash Proceeds, Net Proceeds, Fixed Asset Excess Proceeds Amounts, Excess Proceeds Amount and 25% Available Cash Proceeds for purposes of this Section 4.17. The Trustee shall not be responsible for ensuring that the funds to be deposited with it pursuant to this Section 4.17 are in fact so deposited with it.

Section 4.18 Limitation on Sale and Leaseback Transactions.

The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any Sale and Leaseback Transaction involving any of its Property unless (i) the Attributable Indebtedness in respect of such Sale and Leaseback Transaction is permitted to be Incurred by the Company or such Restricted Subsidiary, as the case may be, under Section 4.04; (ii) such Sale and Leaseback Transaction complies with Section 4.17, in the manner provided by the provisions of such Section 4.17; and (iii) the Lien Incurred in connection with such Sale and Leaseback Transaction is permitted pursuant to Section 4.15.

Section 4.19 Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries.

The Company will not permit (i) any Restricted Subsidiary to issue any Capital Stock other than to the Company or a Wholly-Owned Subsidiary; or (ii) any Person (other than the Company or a Wholly-Owned Subsidiary) to, directly or indirectly, own or control any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares); provided, however, that clauses (i) and (ii) will not prohibit (x) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Wholly-Owned Subsidiary effected in accordance with Section 4.17 or 5.01 or (y) the making of any Permitted Investments in accordance with clause (c) of the definition thereof or in accordance with the last sentence of such definition.

Section 4.20 Restricted and Unrestricted Subsidiaries.

The Board of Directors of the Company may designate or redesignate any Subsidiary of the Company to be an Unrestricted Subsidiary if (i) the Subsidiary to be so designated does not own any Capital Stock, Disqualified Capital Stock or indebtedness of, or own or hold any Lien on any property or assets of, the Company or any other Restricted Subsidiary, (ii) the Subsidiary to be so designated is not obligated by any Indebtedness or Lien that, if in default, would result (with the passage of the time or notice or otherwise) in a default on any Indebtedness of the Company or any Restricted Subsidiary, and (iii) either (A) the Subsidiary to be so designated has total assets of $1,000 or less (exclusive of any real property received pursuant to a Real Property Transfer) or (B) such designation is effective immediately upon such Person becoming a Subsidiary of the Company or of a Restricted Subsidiary. Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of the Company or any Restricted Subsidiary will be classified as a Restricted Subsidiary. Except as provided in the first sentence of this Section 4.20, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. Subject to the following paragraph, an Unrestricted Subsidiary may not be redesignated as a Restricted Subsidiary. Any such designation by the Board of Directors of the Company will be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of such board giving effect to such designation and an Officers' Certificate certifying that such designation complies with the foregoing provisions.

The Company will not, and will not permit any Restricted Subsidiary to, take any action or enter into any transaction or series of transactions that would result in a Person becoming a Restricted Subsidiary (whether through an acquisition, the redesignation of an Unrestricted Subsidiary or otherwise) unless after giving effect to such action, transaction or series of transactions, on a pro forma basis, (i) except for Investments pursuant to clause (c) of the definition of "Permitted Investments," the Company could Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of paragraph (b) of the Section 4.04, (ii) such Restricted Subsidiary could then incur under Section 4.04 all Indebtedness as to which it is obligated at such time, (iii) no Default or Event of Default would occur or be continuing and (iv) there exist no Liens with respect to the property or assets of such Restricted Subsidiary other than Permitted Liens.

Section 4.21 Additional Amounts.

All payments made by the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, interest, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax ("Taxes"), unless the Company is required to withhold or deduct Taxes under Canadian law or by the interpretation or administration thereof. If, after the date hereof, the Company is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities or such series, the Company will pay to each Holder of Securities of that series that are Outstanding on the date of the required payment, such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by such Holder including the Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted, provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of the Securities or the receipt of payments thereunder. The Company will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, to the Holders of Securities that are Outstanding on the date of the required payment, copies of tax receipts evidencing that such payment has been made by the Company. The Company will indemnify and hold harmless each Holder of Securities that are Outstanding on the date of the required payment (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of (i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities, (ii) any liability (including penalties, interest and expense) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under clause (i) or (ii) above.

At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if the Company becomes obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable, and the amounts so payable and will set forth such other information as is necessary to enable the Trustee to cause the Paying Agent to pay such Additional Amounts to the Holders on the payment date. Whenever in this Indenture there is mentioned, in any context, (a) the payment of principal (and premium, if any), (b) purchase prices in connection with a repurchase of Securities, (c) interest, or (d) any other amount payable on or with respect to any of the Securities, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Securities are redeemable, as a whole but not in part, at the option of the Company at any time upon not less than 30 nor more than 60 days' notice at a redemption price equal to 100% of the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption, if the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Securities, any Additional Amounts as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after the date hereof.

ARTICLE V
Successor Corporation

Section 5.01 Merger, Consolidation and Sale of Assets.

The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (other than the consolidation, merger or amalgamation of a Wholly-Owned Subsidiary with another Wholly-Owned Subsidiary or into the Company), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Company's Subsidiaries) unless: (i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company's Subsidiaries (the "Surviving Entity") (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia or Canada or any province thereof and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the

Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Securities and the performance of every covenant of the Securities, this Indenture and the Security Documents on the part of the Company to be performed or observed and the Company shall have taken all steps necessary or reasonably requested by the Trustee to protect and perfect the security interests granted or purported to be granted under the Security Documents; (ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Interest Coverage Ratio test of paragraph (b) of Section 4.04; provided that, in determining the "Consolidated Interest Coverage Ratio" of the resulting transferee or Surviving Entity, such ratio shall be calculated as if the transaction (including the Incurrence of any Indebtedness or Acquired Indebtedness) took place on the first day of the Four Quarter Period; (iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred and any Lien granted in connection with or in respect of the transaction) no Default and no Event of Default shall have occurred or be continuing; (iv) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall have a Consolidated Net Worth which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction or series of transactions; (v) in the case of a sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's Property, the Surviving Entity shall have received the Company's assets as an entirety or virtually as an entirety; and (vi) the Company or the Surviving Entity shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, assignment, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable provisions of this Indenture and that all conditions precedent in this Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Section 5.02 Successor Corporation Substituted.

Upon any such consolidation, merger, conveyance, lease, assignment or transfer in accordance with the foregoing, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease, assignment or transfer is consolidated or made will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor had been named as the Company therein, and thereafter (except in the case of a sale, assignment, transfer, lease, conveyance or other disposition) the predecessor corporation will be relieved of all further obligations and covenants under this Indenture, the Securities and the Security Documents.

ARTICLE VI
Default and Remedies

Section 6.01 Events of Default.

An "Event of Default" occurs if:

(i) the Company fails to pay interest on any Security when the same becomes due and payable and such failure continues for a period of 30 days; or

(ii) the Company fails to pay the principal or premium, if any, on any Security, when such principal or premium becomes due and payable, whether at maturity, upon repurchase (including, without limitation, pursuant to a Change of Control Offer or an Asset Sale Offer), upon acceleration, upon redemption or otherwise; or

(iii) the Company defaults in the observance or performance of any other covenant or agreement contained in this Indenture or any Security Document which default continues for a period of 30 days after the Company receives written notice specifying the default from the Trustee or from Holders of at least 25% in principal amount of outstanding Securities (except in the case of a default with respect to Section 5.01 hereof, which will constitute an Event of Default with notice but without passage of time); or

(iv) the Company defaults under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary of the Company (or the payment of which is Guaranteed by the Company or any Restricted Subsidiary of the Company), whether such Indebtedness or Guarantee now exists, or is created after the date of this Indenture, which default (a) is caused by a failure to pay at final maturity the principal of or premium, if any, on such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "Principal Payment Default"), or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Principal Payment Default or the maturity of which has been so accelerated, aggregates $10 million; or

(v) one or more judgments in an aggregate amount in excess of $10 million (which are not covered by third-party insurance as to which the insurer is solvent and has not disclaimed coverage) being rendered against the Company or any Restricted Subsidiary of the Company and such judgments remain undischarged, or unstayed or unsatisfied for a period of 60 days after such judgment or judgments become final and non-appealable; or

(vi) a court of competent jurisdiction enters a judgment, decree or order adjudging the Company or any of its Restricted Subsidiaries a bankrupt or insolvent, or directing that the Company or any of its Restricted Subsidiaries be wound-up, or approving as properly filed a petition seeking reorganization or winding-up of the Company or any of its Restricted Subsidiaries under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada), the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against the Company or any of its Restricted Subsidiaries or any substantial part of any of their property, or appointing a receiver, trustee, agent, custodian or other similar officer of the Company or any of its Restricted Subsidiaries or of any substantial part of any of their property, or ordering the liquidation of any of their affairs; or

(vii) either (A) the Company or any of its Restricted Subsidiaries institutes proceedings to be adjudicated bankrupt or insolvent, or the consent by any of them to the institution of bankruptcy or insolvency proceedings against any of them, or the filing by any of them of a petition or answer or consent seeking reorganization or relief under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada), the *Winding-Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or the consent by any of them to the filing of any such petition or to the appointment of a receiver of the Company or any of its Restricted Subsidiaries or of any substantial part of any of their property, or the making by any of them of a general assignment for the benefit of creditors, or the Company's or any Restricted Subsidiary's admitting in writing its inability to pay its debts generally as they become due or taking corporate action in furtherance of any of the aforesaid purposes or (B) any creditor of the Company or any of its Restricted Subsidiaries, or any other Person, shall privately appoint a receiver, trustee or similar official for any Property of the Company or any of its Restricted Subsidiaries, including the Collateral or any part thereof and such appointment is not being contested in good faith and by appropriate proceedings or, if so contested, such appointment continues for more than 60 days; or

(viii) any of the Security Documents cease to be in full force and effect (other than in accordance with their respective terms), or any of the Security Documents cease to give the Trustee the Liens, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or the Company denies any of its obligations under any Security Document or any Collateral becomes subject to any Lien other than the Liens created or permitted by the Security Documents.

The Trustee shall, within 90 days after the occurrence of any Default or Event of Default known to it, give to the Holders notice of such Default; provided that, except in the case of a Default or an Event of Default in the payment of principal of, or interest on (including any accelerated payment), any Security, including the failure to make payment (i) on the Change of Control Payment Date pursuant to a Change of Control Offer or (ii) pursuant to an Asset Sale

Offer, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.

Section 6.02 Acceleration.

If an Event of Default (other than an Event of Default specified in Section 6.01(vi) or (vii)) occurs and is continuing, then and in every such case, the Trustee or the Holders of not less than 25% in aggregate principal amount of the then outstanding Securities may declare the unpaid principal of, premium, if any, and accrued and unpaid interest on, all the Securities then outstanding to be due and payable, by a notice in writing to the Company (and to the Trustee, if given by Holders) and upon such declaration such principal amount, premium, if any, and accrued and unpaid interest will become immediately due and payable. If an Event of Default specified in Section 6.01(vi) or (vii) occurs all unpaid principal of, and premium, if any, and accrued and unpaid interest on, the Securities then outstanding will automatically become due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in aggregate principal amount of the Securities then outstanding by notice to the Trustee may rescind an acceleration and its consequences if (i) all existing Events of Default, other than the non-payment of the principal of, and premium, if any, and interest on the Securities which has become due solely by virtue of such declaration of acceleration, have been cured or waived, (ii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, and (iii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

Section 6.03 Other Remedies.

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or premium, if any, or interest on, the Securities or to enforce the performance of any provision of the Securities, this Indenture or the Security Documents.

The Trustee may maintain a proceeding even if it does not possess any of the Securities or do not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.

Each Securityholder, by accepting a Security, acknowledges that the exercise of remedies by the Trustee with respect to the Collateral is subject to the terms and conditions of the Security Documents and the proceeds received upon realization of the Collateral shall be applied by the Trustee in accordance with Section 6.10 hereof.

Section 6.04 Waiver of Past Defaults.

Subject to Sections 2.10, 6.07 and 9.02, the Holders of not less than a majority in principal amount of the outstanding Securities of any series affected thereby by written notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a Default in the payment of principal of or interest on any Security as specified in clauses (i) and (ii) of Section 6.01. When a Default or Event of Default is waived, it is cured and ceases.

Section 6.05 Control by Majority.

Subject to Section 2.10, the Holders of not less than a majority in principal amount of the outstanding Securities of any series affected thereby may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. Subject to Section 7.01, however, the Trustee may refuse to follow any direction that conflicts with any applicable law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of another Securityholder, or that may involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against any loss or expense caused by taking such action or following such direction. The Trustee will not be obligated to enforce this Indenture or the Securities unless it has received sufficient funds for such purpose and an indemnity satisfactory to it. In no circumstance will the Trustee be required to expend or risk its own assets.

Section 6.06 Limitation on Suits.

A Holder may not pursue any remedy with respect to this Indenture or the Securities unless:

(1) the Holder gives to the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in principal amount of the outstanding Securities make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

(5) during such 60-day period the Holder or Holders of a majority in principal amount of the outstanding Securities do not give the Trustee a written direction which, in the opinion of the Trustee, is inconsistent with the request.

A Securityholder may not use this Indenture to prejudice the rights of another Securityholder or to obtain a preference or priority over such other Securityholder.

Section 6.07 Rights of Holders To Receive Payment.

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of and interest on a Security, on or after the respective due dates expressed in such Security, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder except to the extent that the institution or prosecution of such suit or entry of judgment therein would, under applicable law, result in the surrender, impairment or waiver of the Lien of this Indenture and the Security Documents upon the Collateral.

Section 6.08 Collection Suit by the Trustee.

If an Event of Default in payment of principal or interest specified in clause (i) or (ii) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as Trustee of an express trust against the Company or any other obligor on the Securities for the whole amount of principal and accrued interest remaining unpaid, together with interest on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum borne by the Securities plus 2% per annum and the amounts provided for in Section 7.06.

Section 6.09 Trustee May File Proofs of Claim.

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Securityholders allowed in any judicial proceedings relating to the Company, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any receiver, trustee, assignee, liquidator, sequestrator or similar official under any bankruptcy, insolvency or similar laws in any such judicial proceedings is hereby authorized by each Securityholder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Securityholders, to pay to the Trustee any amount due to them for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.06. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Securityholder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding.

Section 6.10 Priorities.

If the Trustee collects any money or property pursuant to this Article VI, it shall, subject to the applicable Security Documents, pay out the money or property in the following order:

First: to the Trustee for amounts due under Section 7.06 and for amounts due under the Security Documents (other than payments of interest and principal described in the next subclause);

Second: to Holders for amounts due and unpaid on the Securities for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Securities for principal and interest, respectively; and

Third: to the Company, its successors or assigns, or to whomever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

The Trustee, upon prior notice to the Company, may fix a record date and payment date for any payment to Securityholders pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs.

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Company or the Trustee, a suit by a Holder pursuant to Section 6.07, a suit by a Holder or Holders of more than 10% in principal amount of the outstanding Securities or a suit by a Holder or Holders for the enforcement of payment of the principal of or interest on any Securities on or after the respective due dates expressed in the relevant Securities.

ARTICLE VII
Trustee

Section 7.01 Duties of the Trustee.

(a) The Trustee, in exercising its powers and discharging its duties under this Indenture, shall (i) act honestly and in good faith with a view to the best interests of the Holders and (ii) exercise the care, diligence and skill of a reasonably prudent trustee. In the case of a Default or an Event of Default occurs and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and shall use the same degree of care and skill in such exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will not be under any obligation to exercise any of its rights or powers under this Indenture at the request of any of the Holders, unless they shall have offered to the Trustee security and indemnity satisfactory to it.

(b) In the absence of negligence or bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions and such other documents delivered to it pursuant to Section 12.04 hereof furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee will not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraph (b) of this Section 7.01.

(2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.

(d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it or it does not receive an indemnity satisfactory to it in its sole discretion against such risk, liability, loss, fee or expense which might be incurred by it in compliance with such request or direction.

(e) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b), (c) and (d) of this Section 7.01.

(f) Except as otherwise provided herein or in the Security Documents, all interest paid on any money (other than any Trust Moneys, which shall remain in trust pending application in accordance with the Security Documents and this Indenture) received by the Paying Agent or the Trustee from the Company shall be paid to the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) In addition to the duties hereunder, the duties and responsibilities of the Trustee shall include those specified in the TIA.

The Trustee shall enter into the Intercreditor Agreement, substantially in the form of Exhibit E hereto, and shall, so long as no Default or Event of Default has occurred and is continuing, enter into similar agreements in connection with any future Credit Facility entered into by the Company, provided the Securities are not pursuant to any such agreement subordinated to a greater extent than is set out in the Intercreditor Agreement at the date hereof, and shall enter into any postponement or subordination, and execute any financing change statement, acknowledgement of priority and other instruments, required to give effect to the Intercreditor Agreement from time to time.

Section 7.02 Rights of the Trustee.

Subject to Section 7.01:

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 12.05. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(c) Notwithstanding anything to the contrary herein contained, the Trustee may act through Computershare Trust Company of Canada or any successor appointed by the Trustee, as collateral agent, in accordance with the Collateral Agency Agreement with respect to the Security Documents and shall not be responsible for the misconduct or negligence of such collateral agent and the Trustee may act through any other agent and shall not be responsible for the misconduct or negligence of any such agent (other than an agent who is an employee of the Trustee) appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers.

(e) The Trustee may consult with counsel, and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.

(f) Subject to Section 9.02 hereof, the Trustee may (but shall not be obligated to), without the consent of the Holders, give any consent, waiver or approval required under the Security Documents or by the terms hereof with respect to the Collateral, but shall not without the consent of the Holders of not less than a majority in aggregate principal amount of the Securities at the time outstanding (i) give any consent, waiver or approval or (ii) agree to any amendment or modification of the Security Documents, in each case, that shall have a material adverse effect on the interests of any Holder. The Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any consent, waiver, approval, amendment or modification shall have a material adverse effect on the interests of any Holder.

Section 7.03 Individual Rights of the Trustee.

The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Company, its Subsidiaries, or their respective Affiliates with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee must comply with Section 7.09.

Section 7.04 Trustee's Disclaimer.

The Trustee shall not be responsible for and makes no representation as to the value or condition of the Collateral or any part thereof, or as to the title of the Company thereto, or as to the security afforded thereby or hereby, or as to the validity or genuineness of any Collateral pledged and deposited with the Trustee, or as to the validity or adequacy of this Indenture or the Securities, it shall not be accountable for the Company's use of the proceeds from the Securities, and it shall not be responsible for any statement of the Company in this Indenture or any document issued in connection with the sale of Securities or any statement in the Securities other than the Trustee's certificate of authentication. The Trustee makes no representations with respect to the effectiveness or adequacy of this Indenture or the Security Documents, or the validity or perfection, if any, of Liens granted under this Indenture or the Security Documents.

Section 7.05 Notice of Default.

Unless and until it shall have been required so to do under the terms hereof, the Trustee shall not be bound to do or take any act, action or proceeding by virtue of the powers conferred on it hereby; nor shall the Trustee be required to take notice of any Default or Event of Default hereunder, other than in payment of any moneys required by any provision hereof to be paid to it or where it has actual knowledge thereof, unless and until notified in writing of such Default or Event of Default (which notice shall distinctly specify the Default or Event of Default desired to be brought to the attention of the Trustee), and, in the absence of any such notice and subject as aforesaid, the Trustee may for all purposes of this Indenture conclusively assume that the Company is not in default hereunder and that no Default or Event of Default has been made with respect to the payment of principal, premium, if any, or interest on the Securities or in the observances or performance of any of the covenants, agreements or conditions contained herein. Except as otherwise herein stated, any such notice or requisition shall in no way limit any discretion herein given to the Trustee to determine whether or not the Trustee shall take action with respect to any Default or Event of Default or take action without any such notice or requisition.

Section 7.06 Compensation and Indemnity.

The Company shall pay to the Trustee from time to time reasonable compensation for its services hereunder and under the Security Documents. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances (including reasonable fees and expenses of counsel) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Trustee's negligence or bad faith. Such compensation and expenses shall include the reasonable compensation, disbursements and expenses of a co-Trustee appointed pursuant to Section 7.10 and of the Trustee's agents (including, without limitation, the collateral agent appointed pursuant to the Collateral Agency Agreement), accountants, experts and counsel and any taxes or other expenses incurred by a trust created pursuant to Section 8.01 hereof.

The Company hereby indemnifies the Trustee and its officers, directors, employees, agents and shareholders for, and holds each of them harmless against, any loss or liability incurred by the Trustee or its officers, directors, employees, agents or shareholders without negligence or bad faith on their part in connection with the administration of this trust, including, without limitation, the performance of any remediation by the Trustee, its officers, directors, employees, agents or shareholders in accordance with this Indenture and the Security Documents for bodily injury, property damage, abatement, or remediation, environmental damage or impairment or any other injury or damage, including all foreseeable and unforeseeable consequential damages payable to third parties (save and except that the Trustee shall only be responsible for its own negligence and willful misconduct), and the performance of its duties under this Indenture and the Security Documents, including the reasonable expenses and attorneys' fees of defending itself against any claim of liability arising hereunder.

The Company hereby indemnifies the Trustee and its officers, directors, employees, agents and shareholders and hold each of them harmless against any and all claims, suits, actions, damages, costs, losses, fines, penalties, charges and expenses suffered or incurred by the Trustee or its officers, directors, employees, agents or shareholders save and except to the extent caused by the Trustee's negligence or willful misconduct, in its capacity as (a) Trustee; (b) successor to or assignee of any right or interest of the Company; (c) successor or successor-in-interest to the Company as a result of taking of possession, charge, management or control of all or any of the Collateral or by foreclosure, deed in lieu of foreclosure or by any other means, as a result of any order, investigation, or action by any Governmental Agency relating to the Company, its business or the Collateral arising under or on account of any breach of Environmental Law, or the assertion of any lien thereunder, including without in any way limiting the foregoing:

(i) the release, threat of release or presence of any Contaminant affecting the Collateral, whether or not the same originates or emanates from the Collateral or any contiguous real or immoveable property or personal property located thereon;

(ii) the release of any Contaminant owned by, or under the charge, management or control of the Company or any of its predecessors or assigns;

(iii) any costs incurred by any Governmental Agency or any other person or damages from injury to, destruction of, or loss of natural resources in relation to the Collateral, including reasonable costs of assessing such injury, destruction or loss incurred under any Environmental Laws;

(iv) liability for personal injury or property damages arising by reason of any civil law offences or quasi-offences, or under any statutory or common law tort or similar theory relating to the maintenance of a public or private nuisance or for the causing of a dangerous activity at, near, or with respect to the Collateral; and

(v) any other environmental matter affecting the Collateral or the operation and activities of the Company within the jurisdiction of any Governmental Agency.

The obligations of the Company under this paragraph shall arise upon the discovery of the presence or release of any Contaminant that is in material non-compliance with applicable Environmental Laws at, upon, over, within or with respect to the Collateral, whether or not any Governmental Agency has taken or threatened to take any action in connection with the presence of any Contaminant.

The Trustee shall notify the Company promptly of any claim asserted against the Trustee or its officers, directors or employees for which any of them may seek indemnity under this Section 7.06. However, the failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent of any actual prejudice suffered by the Company. The Company shall defend the claim and the Trustee and its officers, directors, employees, agents and shareholders shall cooperate in the defense (and may employ their own counsel if there exists an actual or specific conflict) at the Company's expense. The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld. The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee as a result of the violation of this Indenture by the Trustee if such violation arose from the Trustee's negligence or bad faith.

To secure the Company's payment obligations in this Section 7.06, the Trustee shall have a senior claim prior to the Securities against all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of or interest on particular Securities.

When the Trustee incurs expenses or renders services after an Event of Default specified in clause (vi) or (vii) of Section 6.01 occurs, the expenses (including the reasonable fees and expenses of its agents and counsel) and the compensation for the services shall be preferred over the status of the Holders in a proceeding under any applicable bankruptcy, insolvency or other similar laws and are intended to constitute expenses of administration under any applicable bankruptcy, insolvency or other similar laws. The Company's obligations under this Section 7.06 and any claim arising hereunder shall survive the resignation or removal of the Trustee, the discharge of the Company's obligations pursuant to Article VIII or otherwise and any rejection or termination under any applicable bankruptcy, insolvency or other similar laws.

Section 7.07 Replacement of the Trustee.

The Trustee may resign at any time by so notifying the Company in writing. The Holders of a majority in principal amount of the outstanding Securities may remove the Trustee by so notifying the Company and the Trustee in writing and may appoint a successor trustee for the Trustee with the Company's consent. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.09;

(2) the Trustee is adjudged a bankrupt or an insolvent;

(3) a receiver or other public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

In addition, the Company may replace the Trustee at any time prior to a Default, provided, however, that the Company concurrently appoints a successor Trustee.

If the Trustee resigns or is removed or if a vacancy exists in the office of the Trustee for any reason, the Company shall notify each Holder of such event and shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 7.06, all property held by it as Trustee to the successor Trustee, subject to the lien provided in Section 7.06, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the retiring Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Securityholder.

If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% in principal amount of the outstanding Securities may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 7.09, any Securityholder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

Any resignation or removal of the Trustee pursuant to this Indenture shall be deemed to be a resignation or removal of the Trustee in its capacity as Trustee under the Security Documents and any appointment of a successor Trustee pursuant to this Indenture shall be deemed to be an appointment of a successor Trustee under the Security Documents and such successor shall assume all of the obligations of the retiring Trustee in its capacity as Trustee under the Security Documents.

Notwithstanding replacement of the Trustee pursuant to this Section 7.07, the Company's obligations under Section 7.06 shall continue for the benefit of the retiring Trustee.

Section 7.08 Successor Trustee by Merger, etc.

If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the resulting, surviving or transferee corporation without any further act shall, if such resulting, surviving or transferee corporation is otherwise eligible hereunder, be a successor Trustee (and successor Trustee under the Security Documents).

Section 7.09 Eligibility; Disqualification.

This Indenture shall always have a Trustee who satisfies the requirements of the TIA Sections 310(a)(1) and 310(a)(5). The Trustee shall have a combined capital and surplus of at least $100,000,000 as set forth in its most recent published annual report of condition. If the Trustee publishes reports of condition at least annually, pursuant to law or to the requirements of its supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of the Trustee shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee with respect to the Securities of any series shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect specified in this Article.

Section 7.10 Appointment of Co-Trustee.

If the Trustee deems it necessary or desirable in connection with this Indenture, the Collateral and/or the enforcement of the Security Documents, the Trustee may appoint a co-trustee with such powers of the appointing Trustee as may be designated by the appointing Trustee at the time of such appointment, and the Company shall, on request, execute and deliver to such co-trustee any deeds, conveyances or other instruments required by such co-trustee so appointed by the appointing Trustee to more fully and certainly vest in and confirm to such co-trustee its rights, powers, trusts, duties and obligations hereunder. If a co-trustee is appointed, the provisions of Section 310(a)(3) of the TIA shall apply.

Section 7.11 Payments by Trustee or Paying Agent.

The forwarding of a check by the Trustee or Paying Agent will satisfy and discharge the liability for any amounts due to the extent of the sum or sums represented thereby (plus the amount of any tax deducted or withheld as required by law) unless such check is not honored on presentation; provided that, in the event of the non-receipt of such check by the payee, or the loss or destruction thereof, the Trustee or Paying Agent, as the case may be, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it, will issue to such payee a replacement check for the amount of such check.

Section 7.12 Unclaimed Interest or Distribution.

In the event that the Trustee or Paying Agent shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid to the Company or any Holder for any reason, the Trustee or Paying Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the Person or Persons entitled thereto in a current or other non-interest-bearing account pending payment to the Person or Persons entitled thereto. The Trustee or Paying Agent shall be entitled to retain for its own account any benefit earned by the holding of such amount of unclaimed or unpaid interest or such other unclaimed or unpaid distributable amount prior to its disposition in accordance with this Indenture.

Section 7.13 Conflict of Interest.

The Trustee represents to the Company that at the time of the execution and delivery hereof no conflict of interest or conflicting interest (as such term is defined in Section 310(b) of the TIA) exists in the Trustee's role as a fiduciary hereunder and agrees that (a) it will comply with the provisions of Section 310(b) of the TIA and (b) in the event of a conflict of interest or conflicting interest arising hereafter, it will, within 30 days after ascertaining that it has a conflict of interest or conflicting interest, either eliminate the same or resign its trust hereunder.

Section 7.14 Preferential Collection of Claims Against the Company.

If the Trustee is or becomes a creditor of the Company (or any other obligor upon the Notes), the Trustee will comply with Section 311(a) of the TIA, excluding any creditor relationship listed in Section 311(b) of the TIA to the extent indicated therein. The Trustee who has resigned or been removed will be subject to Section 311(a) of the TIA to the extent indicated therein.

Section 7.15 Reports by the Trustee.

Within 60 days after November 30 of each year commencing with the first November 30 after the first issuance of any Securities, the Trustee will transmit by mail to all Holders, as their names and addresses appear in the register of the Securities, as provided in Section 313(c) of the TIA, a brief report dated as of such November 30 in accordance with and to the extent required by Section 313(a) of the TIA. The Trustee will also transmit by mail to all Holders, in the manner and to the extent provided in Section 313(c) of the TIA, a brief report in accordance with and with respect to the matters required by Section 313(d) of the TIA.

ARTICLE VIII
Satisfaction and Discharge of Indenture

Section 8.01 Legal Defeasance and Covenant Defeasance.

(a) The Company may, at its option by Board Resolution, at any time, with respect to the Securities of any series, elect to have either paragraph (b) or paragraph (c) below be applied to the outstanding Securities of such series upon compliance with the conditions set forth in paragraph (d).

(b) Upon the Company's exercise under paragraph (a) of the option applicable to this paragraph (b), the Company shall be deemed to have been released and discharged from its obligations with respect to the outstanding Securities of a particular series on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance"). For this purpose, such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Securities of a particular series, which shall thereafter be deemed to be "outstanding" only for the purposes of the Sections and matters under this Indenture referred to in (i) and (ii) below, and to have satisfied all its other obligations under such Securities and this Indenture insofar as such Securities are concerned, except for the following which shall survive until otherwise terminated or discharged hereunder: (i) the rights of Holders of outstanding Securities to receive solely from the trust fund described in paragraph (d) below and as more fully set forth in such paragraph, payments in respect of the principal of and interest on such Securities when such payments are due and (ii) obligations listed in Section 8.03, subject to compliance with this Section 8.01. The Company may exercise its option under this paragraph (b) notwithstanding the prior exercise of its option under paragraph (c) below with respect to the Securities of a particular series.

(c) Upon the Company's exercise under paragraph (a) of the option applicable to this paragraph (c), the Company shall be released and discharged from its obligations under any covenant contained in Article V and in Sections 4.03 through 4.21 with respect to the outstanding Securities of a particular series on and after the date the conditions set forth below are satisfied (hereinafter, "Covenant Defeasance"), and such Securities shall thereafter be deemed to be not "outstanding" for the purpose of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder. For this purpose, such Covenant Defeasance means that, with respect to such outstanding Securities, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default under Section 6.01(iii), nor shall any event referred to in Section 6.01(iv), (v) or (viii) thereafter constitute a Default or an Event of Default thereunder but, except as specified above, the remainder of this Indenture and such Securities shall be unaffected thereby.

(d) The following shall be the conditions to application of either paragraph (b) or paragraph (c) above to the outstanding Securities of a series:

(1) The Company shall have irrevocably deposited in trust with the Trustee, pursuant to an irrevocable trust and security agreement in form and substance satisfactory to the Trustee, U.S. Legal Tender or direct non-callable obligations of, or non-callable obligations guaranteed by, the United States of America for the payment of which obligation or guarantee the full faith and credit of the United States of America is pledged ("U.S. Government Obligations") maturing as to principal and interest in such amounts and at such times as are sufficient, without consideration of the reinvestment of such interest and after payment of all Canadian or United States Federal, state, provincial and local taxes or other charges or assessments in respect thereof payable by the Trustee, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof (in form and substance reasonably satisfactory to the Trustee) delivered to the Trustee, to pay the principal of, premium, if any, and interest on the outstanding Securities of such series on the dates on which any such payments are due and payable in accordance with the terms of this Indenture and of such Securities;

(2) No Default or Event of Default shall have occurred or be continuing on the date of such deposit (other than a Default or Event of Default resulting from the Incurrence of Indebtedness, all or, a portion of which will be used to defease the Securities concurrently with such Incurrence) or, with regard to any such event specified in Sections 6.01(vi) and 6.01(vii), at any time on or prior to the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day);

(3) Such deposit will not result in a Default under this Indenture or a breach or violation of, or constitute a default under, any other instrument or agreement to which the Company or any of its Subsidiaries is a party or by which it or its property is bound;

(4) (i) In the event the Company elects paragraph (b) hereof, the Company shall deliver to the Trustee (A) an Opinion of Counsel in the United States, in form and substance reasonably satisfactory to the Trustee confirming that the Holders of Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and the defeasance contemplated hereby and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance contemplated hereby had not occurred, or (B) a ruling to such effect from, or published by, the Internal Revenue Service, or (ii) in the event the Company elects paragraph (c) hereof, the Company shall deliver to the Trustee an Opinion of Counsel in the United States, in form and substance reasonably satisfactory to the Trustee, to the effect that, in the case of clauses (i) and (ii), Holders of Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and the defeasance contemplated hereby and will be subject to Federal income tax in the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

(5) The Company shall have delivered to the Trustee an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, confirming that the deposit shall not result in the Company, the Trustee or the trust becoming or being deemed to be an "investment company" within the meaning of the United States Investment Company Act of 1940 unless such trust is registered thereunder or exempt from regulation thereunder;

(6) The Holders shall have a perfected security interest under applicable law in the U.S. Legal Tender or U.S. Government Obligations deposited pursuant to Section 8.01(d)(1) above;

(7) The Company shall have delivered to the Trustee an Officer's Certificate, in form and substance reasonably satisfactory to the Trustee, stating that the deposit under clause (1) was not made by the Company with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(8) The Company shall have delivered to the Trustee an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, to the effect that, (A) the trust funds will not be subject to the rights of holders of Indebtedness of the Company other than the Securities of such series and (B) assuming no intervening bankruptcy or other insolvency proceeding or filing relating to the Company between the date of deposit and the 91st day following the deposit and that no Holder of such Securities is an insider of the Company, after the passage of 90 days following the deposit, the trust funds will not be subject to any applicable bankruptcy, insolvency, reorganization or similar law affecting creditors' rights generally; and

(9) The Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent specified herein relating to the defeasance contemplated by this Section 8.01 have been complied with; provided, however, that no deposit under clause (1) above shall be effective to terminate the obligations of the Company under such Securities, the Security Documents or this Indenture prior to 91 days following any such deposit.

In the event all or any portion of the Securities of a series are to be redeemed through such irrevocable trust, the Company must make arrangements satisfactory to the Trustee, at the time of such deposit, for the giving of the notice of such redemption or redemptions by the Trustee in the name and at the expense of the Company.

Section 8.02 Satisfaction and Discharge.

In addition to the Company's rights under Section 8.01, the Company may terminate all of its obligations under this Indenture (subject to Section 8.03) when:

(1) either (a) all Securities theretofore authenticated and delivered (other than Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.08) have been delivered to the Trustee for cancellation or (b) all Securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Company thereafter has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Securities not therefore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid or caused to be paid all other sums payable hereunder and under the Securities by the Company; and

(3) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent specified herein relating to the satisfaction and discharge of this Indenture have been complied with.

Section 8.03 Survival of Certain Obligations.

Notwithstanding the satisfaction and discharge of this Indenture and of the Securities referred to in Section 8.01 or 8.02, the respective obligations of the Company and the Trustee, as applicable, under Sections 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.11, 2.13, 2.14, 4.01, 4.02, 4.21, 6.07, Article VII, 8.05, 8.06 and 8.07 shall survive until the Securities are no longer outstanding, and thereafter the obligations of the Company and the Trustee under Sections 7.06, 8.05, 8.06 and 8.07 shall survive. Nothing contained in this Article VIII shall abrogate any of the obligations or duties of the Trustee under this Indenture.

Section 8.04 Acknowledgment of Discharge by the Trustee.

Subject to Section 8.07, after (i) the conditions of Section 8.01 or 8.02 have been satisfied, (ii) the Company has paid or caused to be paid all other sums payable hereunder by the Company and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent referred to in clause (i) above relating to the satisfaction and discharge of this Indenture have been complied with, the Trustee upon written request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified in Section 8.03.

Section 8.05 Application of Trust Assets.

The Trustee shall hold any U.S. Legal Tender or U.S. Government Obligations deposited with it in the irrevocable trust established pursuant to Section 8.01. The Trustee shall apply the deposited U.S. Legal Tender or the U.S. Government Obligations, together with earnings thereon, through the Paying Agent, in accordance with this Indenture and the terms of the irrevocable trust agreement established pursuant to Section 8.01, to the payment of principal of and interest on the Securities. The U.S. Legal Tender or U.S. Government Obligations so held in trust and deposited with the Trustee in compliance with Section 8.01 shall not be part of the trust estate under this Indenture, but shall constitute a separate trust fund for the benefit of all Holders entitled thereto.

Section 8.06 Repayment to the Company; Unclaimed Money.

The Trustee and the Paying Agent shall pay to the Company upon request, and, if applicable, in accordance with the irrevocable trust established pursuant to Section 8.01 or 8.02, any U.S. Legal Tender or U.S. Government Obligations held by them for the payment of principal of or interest on the Securities that remain unclaimed for two years after the date on which such payment shall have become due. After payment to the Company, all liability of the Trustee and the Paying Agent with respect to such money shall cease and Holders entitled to such payment must look to the Company for such payment as general creditors unless an applicable abandoned property law designates another person.

Section 8.07 Reinstatement.

If the Trustee or Paying Agent is unable to apply any U.S. Legal Tender or U.S. Government Obligations in accordance with Section 8.01 or 8.02 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.01 or 8.02 until such time as the Trustee or Paying Agent is permitted to apply all such U.S. Legal Tender or U.S. Government Obligations in accordance with Section 8.01 or 8.02.

ARTICLE IX
Amendments, Supplements and Waivers

Section 9.01 Without Consent of Holders.

The Company, when authorized by a Board Resolution, and the Trustee, together, may amend or supplement this Indenture, the Security Documents or the Securities without notice to or consent of any Securityholder:

(1) to cure any ambiguity, defect or inconsistency; provided that such amendment or supplement does not adversely affect the rights of any Holder;

(2) to comply with Article V;

(3) to provide for uncertificated Securities in addition to or in place of certificated Securities;

(4) to make any other change that does not materially adversely affect the rights of any Securityholders hereunder or under the Security Documents;

(5) to comply with any requirements under the TIA or under Canadian federal or provincial legislation relating to trust indentures; provided that such amendment or supplement does not adversely affect the rights of any Holder;

(6) to provide any additional Collateral for the benefit of the Securityholders; or

(7) to establish the terms of one or more series of Securities in accordance with Article II.

provided that the Company has delivered to the Trustee an Opinion of Counsel and an Officers' Certificate, each stating that such amendment or supplement complies with the provisions of this Section 9.01.

Section 9.02 With Consent of Holders.

Subject to Section 6.07 and this Section 9.02, the Company, when authorized by a Board Resolution, and the Trustee, together with the written consent of the Holder or Holders of at least a majority in aggregate principal amount of the outstanding Securities of each series affected thereby (voting as one class) may amend or supplement this Indenture, the Security Documents or the Securities of such series, without prior notice to any other Securityholders. Subject to Section 6.07 and this Section 9.02, the Holder or Holders of a majority in aggregate principal amount of the outstanding Securities of each series affected thereby (voting as one class) may waive compliance by the Company with any provision of this Indenture, the Security Documents or the Securities of such series without prior notice to any other Securityholder. Without the consent of each Securityholder affected, however, no amendment, supplement or waiver, including a waiver pursuant to Section 6.04, may:

(1) change the principal amount of Securities of a series whose Holders must consent to an amendment, supplement or waiver of any provision of this Indenture, the Security Documents or the Securities;

(2) reduce the rate or change the time for payment of interest, including default interest, on any Security;

(3) reduce the principal amount of any Security;

(4) change the Maturity Date of any Security, or alter the redemption provisions contained in the Securities of any series in a manner adverse to any Holder of Securities of such series;

(5) make any changes in the provisions concerning waivers of Defaults or Events of Default by Holders of the Securities of any series or the rights of Holders to receive or recover payment of principal of, interest on, or redemption payment with respect to, any Security on or after the due date thereof or to bring suit to enforce such payment;

(6) make any changes in Section 6.04, 6.07 or this third sentence of this Section 9.02;

(7) make the principal of, or the interest on any Security payable in money other than as provided for in this Indenture, the Security Documents and the Securities as in effect on the date hereof;

(8) affect the ranking, or with respect to Collateral, the priority, of the Securities, in each case in a manner adverse to the Holders;

(9) amend, modify or change the obligation of the Company to make or consummate (a) a Change of Control (including amending, modifying or changing the definition of Change of Control) or, (b) after the Company's obligation to purchase Securities arises thereunder, an Asset Sale Offer or waive any default in the performance thereof or modify any of the provisions or definitions with respect thereto; or

(10)
permit the creation of any Lien on the Collateral or any part thereof (other than the Lien of this Indenture and the Security Documents and Permitted Liens and any other Liens expressly permitted by the Security Documents) or terminate the Lien of this Indenture and the Security Documents as to the Collateral or any part thereof or deprive the Holders of the security afforded by the Lien of this Indenture and the Security Documents or any part thereof, except as expressly permitted under the Indenture or the Security Documents.

It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. Consent to any proposed amendment, supplement or waiver by the agent of a Holder duly appointed by such Holder in writing shall constitute consent by such Holder. Proof of the execution of any proposed amendment, supplement or waiver by a Holder or its duly appointed agent or of the due appointment of the agent of a Holder shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company.

After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, waiver or supplemental indenture.

Section 9.03 Compliance with TIA.

Every amendment, supplement or waiver of this Indenture or the Securities executed pursuant to this Article shall conform to the requirements of the TIA.

Section 9.04 Revocation and Effect of Consents.

Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security. However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of its Security by notice to the Trustee or the Company received before the date on which the Trustee receive an Officers' Certificate certifying that the Holders of the requisite principal amount of Securities have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.

The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be at least 30 days prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date.

After an amendment, supplement or waiver becomes effective, it shall bind every Securityholder, unless it makes a change described in any of clauses (1) through (10) of Section 9.02, in which case, the amendment, supplement or waiver shall bind only each Holder of a Security who is affected thereby and who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security; provided that any such waiver, amendment or supplement shall not impair or affect the right of any Holder to receive payment of principal of and interest on a Security, on or after the respective due dates expressed in such Security, or to bring suit for the enforcement of any such payment on or after such respective dates without the consent of such Holder.

Section 9.05 Notation on or Exchange of Securities.

If an amendment, supplement or waiver changes the terms of a Security, the Trustee may (but need not) require the Holder of the Security to deliver it to the Trustee. The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder. Alternatively, if the Company or the Trustee so determine, the Company in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

Section 9.06 Trustee To Sign Amendments, etc.

The Trustee shall sign any amendment, supplement or waiver authorized pursuant to this Article IX if the amendment, supplement or waiver does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing such amendment, supplement or waiver, the Trustee shall be entitled to receive indemnity reasonably satisfactory to it and to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel stating that (i) such amendment, supplement or waiver is authorized or permitted by this Indenture and that all conditions precedent to the execution, delivery and performance of such amendment, supplement or waiver have been satisfied; (ii) the Company has all necessary corporate power and authority to execute and deliver the amendment, supplement or waiver and that the execution, delivery and performance of such amendment, supplement or waiver has been duly authorized by all necessary corporate action; (iii) the execution, delivery and performance of the amendment, supplement or waiver do not conflict with, or result in the breach of or constitute a default under, any of the terms, conditions or provisions of (a) the Indenture, (b) the Certificate of Incorporation or By-Laws of the Company, (c) any law or regulation applicable to the Company, or (d) any material order, writ, injunction or decree of any court or governmental instrumentality applicable to the Company; and (iv) such amendment, supplement or waiver has been duly and validly executed and delivered by the Company, and the Indenture, together with such amendment, supplement or waiver, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and general equitable principles. Such Opinion of Counsel shall not be an expense of the Trustee.

ARTICLE X
Collateral and Security

Section 10.01 Collateral and Security Documents; Additional Collateral.

(a) In order to secure the due and punctual payment of the principal of and interest on the Securities when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, purchase, repurchase, redemption or otherwise, and interest on the overdue principal of and interest (to the extent permitted by law), if any, on the Securities and the performance of all other obligations of the Company to the Holders or the Trustee under this Indenture, the Securities and any other documents contemplated hereby, the

Company and the Trustee have simultaneously with the execution of this Indenture entered into the Security Documents. The Trustee and the Company hereby agree that the Trustee holds its interest in the Collateral in trust for the benefit of the Securityholders pursuant to the terms of the Security Documents. The Trustee is also authorized and directed to enter into the Intercreditor Agreement. Notwithstanding any other provision of this Indenture, the Liens created under the Security Documents in respect of inventory and accounts receivable included in the Collateral shall not be effective until the Company has received relief from the SEC from the provisions of Section 314(d)(1) of the TIA which will permit delivery of the certificate contemplated by Section 10.14(b) of this Indenture rather than the certificate required by Section 314(d)(1) of the TIA in respect of the disposition of Collateral referred to in Section 10.06 hereof or such other relief from the SEC as the Company, in good faith, determines is required so that the operation of Section 314(d)(1) of the TIA is not materially burdensome to the Company and, in any event, shall permit the sale of accounts receivable due from General Motors Corporation and its Affiliates. The Company will use all its best efforts to obtain such relief as soon as possible after the date hereof and will keep the Trustee reasonably informed of such efforts.

(b) Promptly upon the acquisition by the Company of assets that would constitute Collateral pursuant to the Security Documents (including any property acquired after the date of the Indenture that constitutes Collateral) ("After-Acquired Property"),

(i) the Company and the Trustee will enter into such amendments or supplements to the Security Documents, or additional Security Documents, in each case in recordable or registrable form and in substantially the forms attached hereto as Exhibits C through F, inclusive, and to the extent the After-Acquired Property consists of securities, a securities pledge agreement in a form reasonably acceptable to the Trustee, with such changes thereto as are necessitated by local law or other changes in circumstances (the "Additional Security Documents"), as are necessary in order to grant to the Trustee for the benefit of the Securityholders a first priority Lien on and security interest in such After-Acquired Property, subject to Permitted Liens; and

(ii) the Company shall also deliver to the Trustee the following:

(A) to the extent the After-Acquired Property consists of real property, an Opinion of Counsel confirming that the Lien of this Indenture and the Security Documents constitutes a valid and perfected Lien on such real property, subject to Permitted Liens in respect of the relevant item of Collateral, together with an Officers' Certificate stating that any Liens on such real property are Liens expressly permitted by the applicable Security Document or are Permitted Liens and containing assurances of the type included in the Opinion of Counsel delivered to the Trustee on the date hereof with respect to the Collateral; and

(B) evidence of payment of all filing fees, recording and registration charges, transfer taxes and other costs and expenses, including reasonable legal fees and disbursements of counsel for the Trustee (and any local counsel), that may be incurred to validly and effectively subject the After-Acquired Property to the Lien of any applicable Security Document and perfect such Lien.

(c) Each Securityholder, by accepting a Security, agrees to all the terms and provisions of the Security Documents, including the Additional Security Documents, as the same may be amended from time to time pursuant to the provisions of the Security Documents, the Additional Security Documents and this Indenture.

Section 10.02 Recording, Registration and Opinions.

(a) The Company shall take or cause to be taken all action required to perfect, maintain, preserve and protect the Lien on and security interest in the Collateral granted by the Security Documents, including without limitation, the filing of financing statements, continuation statements and any instruments of further assurance, in such manner and in such places as may be required by law fully to preserve and protect the rights of the Holders and the Trustee under this Indenture, the Security Documents and the Additional Security Documents to all property comprising the Collateral. The Company shall from time to time promptly pay all financing and continuation statement recording, registration and/or filing fees, charges and taxes relating to this Indenture and the Security Documents, any amendments thereto and any other instruments of further assurance required pursuant to the Security Documents. The Trustee shall not be responsible for any failure to so register, file or record.

(b) The Company shall furnish to the Trustee, at the time of execution and delivery of this Indenture, Opinion(s) of Counsel either (a) substantially to the effect that, in the opinion of such counsel, subject to customary qualifications, this Indenture and the grant of a security interest in the Collateral intended to be made by the Security Documents and all other instruments of further assurance, including, without limitation, financing statements, have been properly recorded and filed to the extent necessary to perfect the security interests in the Collateral created by the Security Documents and reciting the details of such action, and stating that as to the security interests created pursuant to the Security Documents, such recordings, registrations and filings are the only recordings, registrations and filings necessary to give notice thereof and that no re-recordings, re-registrations or refilings are necessary to maintain such notice (other than as stated in such opinion), or (b) to the effect that, in the opinion of such counsel, no such action is necessary to perfect such security interests. The Company shall furnish to the Trustee, at the time of execution and delivery of any Additional Security Document(s), Opinion(s) of Counsel either substantially to the effect set forth in clause (a) of the immediately preceding sentence (but relating only to such Additional Security Documents and the related After-Acquired Property) or to the effect set forth in clause (b) thereof.

(c) The Company shall furnish to the Trustee within 60 days after September 30 in each year, beginning with September 30, 2002, an Opinion of Counsel, dated as of such date, either (i)(A) stating that, in the opinion of such counsel, action has been taken with respect to the recording, registration, filing, re-recording, re-registration and refiling of all supplemental indentures, financing statements, continuation statements and other documents as is necessary to maintain the Lien of the Security Documents and reciting with respect to the security interests in the Collateral the details of such action or referring to prior Opinions of Counsel in which such details are given, and (B) stating that, based on relevant laws as in effect on the date of such Opinion of Counsel, all financing statements, continuation statements and other documents have been executed and filed that are necessary as of such date and during the succeeding 24 months fully to maintain the security interest of the Securityholders and the Trustee hereunder and under the Security Documents with respect to the Collateral, or (ii) stating that, in the opinion of such counsel, no such action is necessary to maintain such Lien.

Section 10.03 Release of Collateral.

(a) The Trustee shall not at any time release Collateral from the security interest created by this Indenture and the Security Documents unless such release is in accordance with the provisions of this Indenture, the Intercreditor Agreement and the Security Documents.

(b) At any time when an Event of Default shall have occurred and be continuing, no release of Collateral pursuant to the provisions of this Indenture and the Security Documents shall be effective as against the Holders.

(c) The release of any Collateral from the terms of the Security Documents shall not be deemed to impair the security under this Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to this Indenture and the Security Documents.

Section 10.04 Possession and Use of Collateral.

Subject to and in accordance with the provisions of this Indenture and the Security Documents, so long as no Event of Default shall have occurred and be continuing, the Company shall have the right to remain in possession and retain exclusive control of the Collateral (other than Trust Moneys held by the Trustee), to sell or otherwise dispose of inventory in the ordinary course of business, to collect, sell or otherwise dispose of accounts receivable in the ordinary course of business, to operate, manage, develop, lease, use, consume and enjoy the Collateral (other than Trust Moneys held by the Trustee), to alter or repair any Collateral consisting of machinery or equipment so long as such alterations and repairs do not diminish the value thereof or impair the Lien of the Security Documents thereon and to collect, receive, use, invest and dispose of the reversions, remainders, interest, rents, lease payments, issues, profits, revenues, proceeds and other income thereof.

Section 10.05 Specified Releases of Collateral.

(a) Satisfaction and Discharge; Defeasance. The Company shall be entitled to obtain a full release of all of the Collateral from the Liens of this Indenture and of the Security Documents upon compliance with the conditions precedent set forth in Section 8.02 for satisfaction and discharge of this Indenture or for defeasance pursuant to Section 8.01(b), (c) or (d). Upon delivery by the Company to the Trustee of an Officers' Certificate and an Opinion of Counsel, each to the effect that such conditions precedent have been complied with (and which may be the same Officers' Certificate and Opinion of Counsel required by Article VIII), the Trustee shall forthwith take all necessary action (at the request of and the expense of the Company) to release and reconvey to the Company all of the Collateral, and shall deliver such Collateral in its possession to the Company including, without limitation, the execution and delivery of releases and satisfactions wherever required.

(b) Dispositions of Collateral Permitted by Section 4.17. The Company shall be entitled to obtain a release of, and the Trustee shall release, items of Collateral (the "Released Interests") subject to an Asset Sale upon compliance with the conditions precedent that the Company shall have delivered to the Trustee the following:

(i) Company Order. A Company Order requesting release of Released Interests, such Company Order (A) specifically describing the proposed Released Interests, (B) specifying the value of such Released Interests on a date within 60 days of the Company Order (the "Valuation Date"), (C) stating that the consideration to be received is at least equal to the Fair Market Value of the Released Interests, (D) stating, in the case of Fixed Asset Collateral, that the release of such Released Interests will not interfere with or impede the Trustee's ability to realize the value of the remaining Collateral and will not impair the maintenance and operation of the remaining Collateral, (E) confirming the sale of, or an agreement to sell, such Released Interests in a bona fide sale to a Person that is not an Affiliate of the Company or, in the event that such sale is to a Person that is such an Affiliate, confirming that such sale is being made in accordance with Section 4.12, (F) certifying that such Asset Sale complies with the terms and conditions of Section 4.17 hereof and (G) in the event that there is to be a substitution of property for the Collateral subject to the Asset Sale, specifying the property intended to be substituted for the Collateral to be disposed of;

(ii) Officers' Certificate. An Officers' Certificate certifying that (A) such Asset Sale covers only the Released Interests, (B) all Net Cash Proceeds from the sale of any of the Released Interests will be applied pursuant to Section 4.17, (C) there is no Default or Event of Default in effect or continuing on the date thereof, the Valuation Date or the date of such Asset Sale, (D) the release of the Collateral will not result in a Default or Event of Default hereunder and (E) all conditions precedent to such release have been complied with; and

(iii) Compliance with TIA, Canadian Federal and Provincial Legislation and Other Documentation. All certificates, opinions and other documentation required by the TIA and applicable Canadian federal and provincial legislation relating to trust indentures, if any, prior to the release of Collateral by the Trustee, and, in the event there is to be a substitution of property for the Collateral subject to the Asset Sale, all documentation necessary to effect the substitution of such new Collateral, including without limitation the documents required by Section 10.01(b).

Upon compliance by the Company with, to the extent applicable, the conditions precedent set forth above, the Trustee shall cause to be released and reconveyed to the Company the Released Interests.

(c) Eminent Domain, Expropriation and Other Governmental Takings. The Company shall be entitled to obtain a release of, and the Trustee shall release, items of Collateral taken by eminent domain or expropriation or sold pursuant to the exercise by Canada, the United States of America or any State, municipality, province or other governmental authority thereof of any right which it may then have to purchase, or to designate a purchaser or to order a sale of, all or any part of the Collateral, upon compliance with the conditions precedent that the Company shall have delivered to the Trustee the following:

(i) Officers' Certificate. An Officers' Certificate certifying that (A) such Collateral has been taken by eminent domain or expropriation and the amount of the award therefor, or that such property has been sold pursuant to a right vested in Canada, the United States of America, or a State, municipality, province or other governmental authority thereof to purchase, or to designate a purchaser, or order a sale of such Collateral and the amount of the proceeds of such sale, and (B) all conditions precedent to such release have been complied with; and

(ii) Eminent Domain or Expropriation Award. Cash equal to the amount of the award for such property or the proceeds of such sale, shall be held as Trust Moneys subject to the disposition thereof pursuant to Article XI hereof.

Upon compliance by the Company with the condition precedent set forth above, the Trustee shall cause to be released and reconveyed to the Company, the aforementioned items of Collateral.

Section 10.06 Disposition of Collateral Without Release.

So long as no Event of Default shall have occurred and be continuing or would result, the Company may, without any prior release or consent by the Trustee, conduct ordinary course activities in respect of the Collateral which do not individually or in the aggregate adversely affect the value of the Collateral: including selling or otherwise disposing of Cash Equivalents; selling or otherwise disposing of inventory in the ordinary course of business; collecting, selling or otherwise disposing of accounts receivable in the ordinary course of business; selling or otherwise disposing of any Property subject to the Lien of this Indenture and the Security Documents which has become worn out or obsolete in any single transaction or series of related transactions which have a Fair Market Value of $100,000 or less or through the replacement by Property of substantially equivalent or greater value; abandoning, terminating, cancelling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of this Indenture or any of the Security Documents; surrendering or modifying any franchise, license or permit subject to the Lien of this Indenture or any of the Security Documents which it may own or under which it may be operating; altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; demolishing, dismantling, tearing down or scrapping any Fixed Asset Collateral or abandoning any thereof; granting a nonexclusive license of any intellectual property; abandoning intellectual property which has become obsolete and not used in the business.

Section 10.07 Form and Sufficiency of Release.

In the event that the Company has sold, exchanged, or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral that under the provisions of Section 10.04, 10.05 or 10.06 may be sold, exchanged or otherwise disposed of by the Company, and the Company requests the Trustee to furnish a written disclaimer, release or quitclaim of any interest in such property under this Indenture and the Security Documents, upon being satisfied that the Company is selling, exchanging or otherwise disposing of the Collateral under Section 10.04, 10.05 or 10.06, the Trustee shall execute, acknowledge and deliver to the Company (in proper and recordable or registrable form) such an instrument promptly after satisfaction of the conditions set forth herein for delivery of any such release. Notwithstanding the preceding sentence, all purchasers and grantees of any property or rights purporting to be released herefrom shall be entitled to rely upon any release executed by the Trustee hereunder as sufficient for the purpose of this Indenture and as constituting a good and valid release of the property therein described from the Lien of this Indenture or of the Security Documents.

Section 10.08 Purchaser Protected.

No purchaser or grantee of any property or rights purporting to be released herefrom shall be bound to ascertain the authority of the Trustee to execute the release or to inquire as to the existence of any conditions herein prescribed for the exercise of such authority.

Section 10.09 Authorization of Actions to be Taken by the Trustee Under the Security Documents.

Subject to the provisions of the Security Documents, (a) the Trustee may, in its sole discretion and without the consent of the Securityholders, take all actions as it deems necessary or appropriate in order to (i) enforce any of the terms of the Security Documents and (ii) collect and receive any and all amounts payable in respect of the obligations of the Company hereunder and (b) the Trustee shall have power to institute and to maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any act that may be unlawful or in violation of the Security Documents or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Securityholders in the Collateral (including the power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest thereunder or be prejudicial to the interests of the Securityholders or of the Trustee). No duty beyond that of a reasonably prudent Person shall rest upon the Trustee in taking any such action or instituting and maintaining any such suits or proceedings pursuant to this Section 10.09.

Section 10.10 Authorization of Receipt of Funds by the Trustee Under the Security Documents.

The Trustee is authorized to receive any funds for the benefit of Securityholders distributed under the Security Documents, and to make further distributions of such funds to the Holders in accordance with the provisions of Article XI and the other provisions of this Indenture.

Section 10.11 True Copy.

The Company shall, within three Business Days of receipt of a written request by the Trustee, furnish the Trustee with a true copy of this Indenture.

Section 10.12 Withdrawals of Insurance Proceeds and Condemnation Awards.

To the extent that any Trust Moneys consist of Business Interruption Proceeds, the Trustee shall on request no more frequently than monthly, provided that no Default or Event of Default has occurred or is continuing, pay to the Company, and the Company shall use, such moneys for its general corporate purposes. To the extent that any Trust Moneys consist of either (a) the proceeds of fire or casualty insurance upon any part of the Collateral or (b) any award for or the proceeds from any of the Collateral being taken by eminent domain or expropriation or sold pursuant to the exercise by the United States of America, Canada, any state, province or municipality thereof or other Governmental Agency of any right which it may then have to purchase, or to designate a purchaser or to order a sale of any part of the Collateral, such Trust Moneys may be withdrawn by such Company and shall be paid by the Trustee, upon a request by the Company to the Trustee by the proper Officer or Officers of the Company, to reimburse such Company for expenditures made, or to pay costs Incurred, by the Company in connection with the repair, rebuilding or replacement of the Property destroyed, damaged or taken with Property to be used in a Related Business which Property shall constitute Fixed Asset Collateral, upon receipt by the Trustee of the following:

(a) An Officers' Certificate, dated not more than 30 days prior to the date of the application for the withdrawal and payment of such Trust Moneys setting forth:

(i) that expenditures have been made, or costs incurred, by the Company in a specified amount in connection with certain repairs, rebuildings and replacements of the Collateral, which shall be briefly described;

(ii) that no part of such expenditures or costs, in any previous or then pending application, has been or is being made the basis for the withdrawal of any Trust Moneys pursuant to this Section;

(iii) that no part of such expenditures or costs has been paid out of either the proceeds of insurance upon any part of the Collateral not required to be paid to the Trustee under the Security Documents or any award for or the proceeds from any of the Collateral being taken not required to be paid to the Trustee under Section 10.05(c), as the case may be;

(iv) that there is no outstanding Indebtedness, other than costs for which payment is being requested, known to the Company, after due inquiry, for the purchase price or construction of such repairs, rebuildings or replacements, or for labor, wages, materials or supplies in connection with the making thereof, which, if unpaid, might become the basis of a vendor's, mechanics', laborers', materialmen's, statutory or other similar Lien upon any such repairs, rebuildings or replacement, which Lien might, in the opinion of the signers of such Officers' Certificate, materially impair the security afforded by such repairs, rebuildings or replacement;

(v) that the property to be repaired, rebuilt or replaced is necessary or desirable in the conduct to the Company's business;

(vi) that the Company has title to such repairs, rebuildings and replacements that is substantially similar to its title to the property destroyed, damaged or taken;

(vii) that no Default or Event of Default shall have occurred and be continuing; and

(viii) that the Company has complied with all conditions precedent herein provided for relating to such withdrawal and payment.

(b) If the amount of Trust Moneys to be expended is $1,000,000 or more, or if any Security Document is required to be entered into, amended or supplemented in accordance with the terms hereof, an Opinion of Counsel substantially stating:

(i) that the instruments that have been or are therewith delivered to the Trustee conforms to the requirements of this Indenture or any other Security Document, and that, upon the basis of such Company request and the accompanying documents specified in this Section, all conditions precedent herein provided for relating to such withdrawal and payment have been complied with, and the Trust Moneys whose withdrawal is then requested may be lawfully paid over under this Section; and

(ii) that all the Company's right, title and interest in and to said repairs, rebuilding or replacements, or combination thereof, are then subject to the Lien of the Security Documents.

Upon compliance with the foregoing provisions of this Section, the Trustee shall on Company request pay an amount of Trust Moneys of the character aforesaid equal to the amount of the expenditures or costs stated in the Officers' Certificate required by paragraph (i) of subsection (a) of this Section; provided, however, that notwithstanding the above, so long as no Event of Default or Default shall have occurred and be continuing, in the event that any insurance proceeds or award for such property or proceeds of such sale does not exceed $500,000 and, in the good faith estimate of the Company, such destruction or damage resulting in such insurance proceeds or such taking or sale resulting in such award does not detrimentally affect the value or use of the applicable Collateral in any material respect, upon delivery to the Trustee of an Officers' Certificate to such effect, the Trustee shall release to the Company such insurance proceeds or award for such property or proceeds of such sale; provided further, however, that the Company shall take all steps necessary to notify the condemning or expropriating authority of such assignment.

Section 10.13 Environmental Matters.

(a) The Company shall (i) operate the Collateral at all times in compliance in all material respects with all applicable Environmental Laws and (ii) take appropriate steps such that any contamination caused by a release, discharge or emission of any Contaminant which is prohibited or, to the extent it is controlled or regulated by Environmental Laws, is beyond permissible limits, is remediated in all material respects as required by applicable Environmental Laws;

(b) The Company shall notify the Trustee promptly upon receipt of notice or knowledge of (i) any proceeding involving a breach or alleged breach of any Environmental Laws by the Company involving any Collateral, (ii) any administrative or judicial complaint or order filed against the Company involving a violation of any Environmental Law with respect to the Collateral, (iii) any release, discharge or emission of Contaminants involving the Collateral that is in material non-compliance with any applicable Environmental Law for which the Company is responsible unless such release, discharge or emission (x) is not the subject of any matter referred to in (i) or (ii) above, (y) has been remediated within ten Business Days of occurrence or (z) would not result in cleanup costs under applicable Environmental Laws in excess of Cdn. $500,000;

(c) The Company shall provide the Trustee with a copy of any environmental audits or site assessments ("Environmental Audits") it conducts or has conducted by a third party with respect to the Collateral. In addition, upon the occurrence of any circumstance requiring notice to the Trustee in (b) above or any change in any Environmental Law that materially and adversely affects the business and operations of the Company, the Trustee may, acting reasonably, request the Company to prepare, or cause to be prepared by qualified engineers or environmental consultants, and delivered to the Trustee, Environmental Audits covering any portion of the Collateral affected by such occurrence or change in any Environmental Law. If the Company fails to begin to prepare any such Environmental Audit within ten days of the Trustee's request the Trustee may, at the Company's expense, cause such report to be prepared by a qualified engineer or environmental consultant. The Company shall grant full access to any such engineers or environmental consultants;

(d) Upon the occurrence of any Event of Default, the Trustee may, but shall not be obligated to, enter onto the Collateral and take such actions as may be required to ensure that the Collateral is operated or remediated in accordance with this Section 10.13 in the event that the Company is failing to do so, including the preparation of any Environmental Audit. Until foreclosure of the Collateral, the Trustee shall have no responsibility to supervise or have control over the conduct of the Company's environmental practices. No inaction or action by the Trustee shall be construed as exercising ownership, possession, care, control or management over the Collateral; and

(e) The Trustee shall be reimbursed for its costs and expenses (including, without limitation, reasonable fees and expenses of attorneys, engineers and environmental consultants) under this Section 10.13 which claim shall, in accordance with Section 7.06, be senior and prior to the Securities.

Section 10.14 Certain TIA Requirements

(a) To the extent applicable, and in addition to any other requirements of this Indenture, the Company will cause Section 314(d)(1) of the TIA relating to the release of property or securities from the Lien hereof and of the Security Documents to be complied with.

(b) The Company shall not be required to comply with subsection (a) of this Section 10.14 in respect of transactions undertaken pursuant to Section 10.06, provided that the

Company shall deliver to the Trustee on or before August 29, 2002 and within 60 days following each December 31 and June 30 thereafter a certificate (signed by two Officers) to the effect that all of the transactions undertaken by the Company pursuant to Section 10.06 during the preceding semi-annual period were in the ordinary course of the Company's business and that the proceeds therefrom were used by the Company as permitted by this Indenture and the Security Documents.

(c) The fair value of Collateral released from the Liens of this Indenture and the Security Documents pursuant to Section 10.06 hereof shall not be considered in determining whether the aggregate fair value of Collateral released from the Liens of this Indenture and the Security Documents in any calendar year exceeds the 10% threshold specified in Section 314(d)(1) of the TIA; provided that the Company's right to rely on this sentence at any time is conditioned upon the Company having furnished to the Trustee the certificates described in subsection (b) of this Section that were required to be furnished to the Trustee at or prior to such time. It is expressly understood that subsection (b) of this Section and this subsection (c) relate only to the Company's obligations under the TIA and shall not restrict or otherwise affect the Company's and its Subsidiaries' rights or abilities to release Collateral pursuant to the terms of this Indenture and the Security Documents or as otherwise permitted by the Trustee under this Indenture and the Security Documents.

ARTICLE XI
Application of Trust Moneys

Section 11.01 "Trust Moneys" Defined.

All cash, securities, obligations and Cash Equivalents received by the Trustee:

(a) upon the release of Collateral by the Trustee from the Lien of this Indenture and/or the Security Documents, including all Fixed Asset Excess Proceeds Amounts, all moneys received in respect of the principal of all purchase money, governmental, and other obligations received in exchange for Collateral and all investment earnings thereon; or

(b) as compensation for or proceeds of the sale of all or any part of the Collateral taken by eminent domain or expropriation or purchased by, or sold pursuant to any order of, a governmental authority, or otherwise disposed of; or

(c) pursuant to the provisions of any Security Document; or

(d) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to this Indenture or any of the Security Documents or otherwise; or

(e) for application under this Article XI as elsewhere provided in this Indenture (including, without limitation, and subject to, Section 4.17) or the Security Documents, or whose disposition is not elsewhere otherwise specifically provided for herein or in the Security Documents;

together with investment earnings on any of the foregoing (all such moneys being herein sometimes called "Trust Moneys"; provided, however, that Trust Moneys shall not include any property deposited with the Trustee for any Change of Control Offer or pursuant to Article VIII or delivered to or received by the Trustee for application in accordance with Section 6.10 hereof), shall be held by the Trustee for the benefit of the Holders as a part of the Collateral and, upon the occurrence and continuation of an Event of Default, said Trust Moneys shall be applied in accordance with Section 6.10; but, prior to any such occurrence and continuation of an Event of Default, all or any part of the Trust Moneys may be withdrawn, and shall be released, paid or applied by the Trustee, from time to time as provided in this Article XI. Notwithstanding anything to the contrary in this Indenture or the Security Documents and for the avoidance of doubt, Trust Moneys shall not include any cash, securities, obligations or Cash Equivalents or the investment earnings thereon which arise out of any transaction permitted by Section 10.04 or 10.06.

On the date hereof there shall be established and, at all times hereafter until this Indenture shall have terminated, there shall be maintained with the Trustee an account which shall be entitled the Trust Moneys Account (the "Trust Moneys Account"). The Trust Moneys Account shall be established and maintained by the Trustee at its Corporate Trust Office or such other location as may be designated by the Trustee. All Trust Moneys which are received by the Trustee shall be deposited in its Trust Moneys Account and thereafter shall be held, applied and/or disbursed by the Trustee in accordance with the terms of this Article XI.

Section 11.02 Withdrawal of Net Cash Proceeds to Fund an Asset Sale Offer.

To the extent that any Trust Moneys consist of Net Cash Proceeds received by the Trustee pursuant to the provisions of Section 4.17 hereof and an Asset Sale Offer has been made in accordance therewith, such Trust Moneys may be withdrawn by the Company and shall be paid by the Trustee to whomever is acting as paying agent for the Asset Sale Offer (or as otherwise directed by the Company) upon a Company Order to the Trustee and upon receipt by the Trustee of an Officers' Certificate, dated not more than five days prior to the Purchase Date, certifying:

(i) that no Default or Event of Default exists; and

(ii) (A) that such Trust Moneys constitute Net Cash Proceeds, (B) that pursuant to and in accordance with Section 4.17, the Company has made an Asset Sale Offer, (C) the amount of money to be applied to the repurchase of the Securities pursuant to the Asset Sale Offer, (D) the amount of money to be retained by the Company, and (E) the Purchase Date; and

(iii) that all conditions precedent and covenants herein provided for relating to such application of Trust Moneys have been complied with.

Upon compliance with the foregoing provisions of this Section 11.02, the Trustee shall pay the Trust Moneys to whomever is acting as paying agent for the Asset Sale Offer and such paying agent shall apply the Trust Moneys as directed and specified by such Company Order.

Section 11.03 Withdrawal of Trust Moneys for a Related Business Investment.

To the extent that any Trust Moneys consist of Net Cash Proceeds received by the Trustee pursuant to the provisions of Section 4.17 and the Company intends to invest such Net Cash Proceeds in a Related Business Investment consistent with the requirements of Section 4.17 (the "Released Trust Moneys"), such Trust Moneys may be withdrawn by the Company and shall be paid by the Trustee to the Company (or as otherwise directed by the Company) upon a Company Order to the Trustee and upon receipt by the Trustee of the following:

(a) Officers' Certificate. An Officers' Certificate, dated not more than five days prior to the application for the withdrawal and payment of such Trust Moneys, certifying that (i) the release of the Released Trust Moneys complies with the terms and conditions of, and the Released Trust Moneys will be used in accordance with, Section 4.17 of this Indenture, (ii) there is no Default or Event of Default in effect or continuing on the date thereof, (iii) the release of the Released Trust Moneys will not result in a Default or Event of Default hereunder and (iv) all conditions precedent to such release have been complied with; and

(b) Other Documentation. All documentation necessary to subject such property to a valid first priority Lien and security interest in favor of the Trustee, subject to Permitted Liens in respect of the relevant item of Collateral for the benefit of the Securityholders pursuant to the Security Documents, including without limitation documents required by Section 10.01(b).

Upon compliance with the foregoing provisions of this Indenture, the Trustee shall apply the Released Trust Moneys as directed and specified by such Company Order.

Section 11.04 Withdrawal of Trust Moneys on Basis of Retirement of Securities.

Trust Moneys may be withdrawn by the Company to be applied to the redemption or repurchase and retirement of Securities hereunder (pursuant to an Asset Sale Offer, or a Change of Control Offer, or pursuant to Section 4.21 hereunder) and shall be paid by the Trustee to the Company (or as otherwise directed by the Company) upon a Company Order to the Trustee and upon receipt by the Trustee of an Officers' Certificate, dated not more than five days prior to the date of the application for the withdrawal and payment of such Trust Moneys, certifying that (i) there is no Default or Event of Default in effect or continuing on the date thereof, (ii) the release of such Trust Moneys complies with the terms and conditions of this Indenture and such Trust Moneys will be used for the redemption or repurchase and retirement of the Securities and (iii) all conditions precedent herein provided relating to such withdrawal and application have been complied with.

Upon compliance with the foregoing provisions of this Indenture, the Trustee shall apply the Trust Moneys as directed and specified by such Company Order.

Section 11.05 Investment of Trust Moneys.

The Trustee shall be entitled to apply any Trust Moneys to the cure of any Default or Event of Default under this Indenture. So long as no Default or Event of Default shall have occurred and be continuing, all or any part of any Trust Moneys held by the Trustee shall from time to time be invested or reinvested by the Trustee in any Cash Equivalents pursuant to the Company Order, which shall specify the Cash Equivalents in which Trust Moneys shall be invested. Unless an Event of Default occurs and is continuing, any interest and dividends on such Cash Equivalents (in excess of any accrued interest paid at the time of purchase) that may be received by the Trustee shall be forthwith paid to the Company. Such Cash Equivalents shall be held by the Trustee as a part of the Collateral, subject to the same provisions hereof as the cash used by it to purchase such Cash Equivalents.

The Trustee shall not be liable or responsible for any loss resulting from such investments or sales except only for its own negligent action, its own negligent failure to act or its own willful misconduct in complying with this Section 11.05.

ARTICLE XII
Miscellaneous

Section 12.01 TIA Controls.

If any provision of this Indenture, the Intercreditor Agreement or the Security Documents limits, qualifies, or conflicts with the duties imposed by operation of Section 318(c) of the TIA, the imposed duties shall control.

Section 12.02 Notices.

Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to the Company:

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
Canada P6A 7B4

Attention of General Counsel and Corporate Secretary

Facsimile: (705) 945-2203
Telephone: (705) 945-2201

if to the Trustee:

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890-0001

Attention of Corporate Trust Administration

Facsimile: (302) 636-4143
Telephone: (302) 636-6023

Each of the Company and the Trustee by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Company and the Trustee shall be deemed to have been given or made as of the date so delivered if personally delivered; when receipt is acknowledged, if telecopied; and five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).

Any notice or communication mailed to a Securityholder shall be mailed to it by first class mail or other equivalent means at the address of the Securityholder as it appears on the registration books of the Registrar and shall be deemed to be given to it if so mailed within the time prescribed. In case, by reason of the suspension or disruption of or irregularities in regular mail service or by reason of any other cause, it shall be impracticable to give any such notice by mail, then such notification as shall be made in any manner with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

Where this Indenture or any Security provides for or permits notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waiver of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

Section 12.03 Communications by Holders with Other Holders.

(a) The Company shall furnish or cause to be furnished to the Trustee semi-annually on June 15 and December 15 of each year, and at such other times as the Trustee may request in writing, all information in the possession or control of the Company, or its Paying Agents or Registrar, as to the names and addresses of the Holders, and requiring the Trustee to preserve, in as current a form as is reasonably practicable, all such information so furnished to it or received by it.

(b) Within five Business Days after the receipt by the Trustee of a written application by any three or more Holders stating that the applicants desire to communicate with other Holders with respect to their rights under the Indenture or under the Securities, and accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, and by reasonable proof that each such applicant has been a Holder for a period of at least six months preceding the date of such application, the Trustee shall, at its election, either

(i) afford to such applicants access to all information so furnished to or received by the Trustee; or

(ii) inform such applicants as to the approximate number of Holders according to the most recent information so furnished to or received by the Trustee, and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

If the Trustee shall elect not to afford to such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to all such Holders copies of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of such mailing, unless within five days after such tender, the Trustee shall mail to such applicants, and file with the SEC together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. After opportunity for hearing upon the objections specified in the written statement so filed, the SEC may, and if demanded by the Trustee or by such applicants shall, enter an order either sustaining one or more of such objections or refusing to sustain any of them. If the SEC shall enter an order refusing to sustain any of such objections, or if, after the entry of an order sustaining one or more of such objections, the SEC shall find, after notice and opportunity for hearing, that all objections so sustained have been met, and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Holders with reasonable promptness after the entry of such order and the renewal of such tender.

(c) The disclosure of any such information as to the names and addresses of the Holders in accordance with the provisions of this Section 12.03, regardless of the source from which such information was derived, shall not be deemed to be a violation of any existing law, or of any law hereafter enacted which does not specifically refer to this section, nor shall the Trustee be held accountable by reason of mailing any material pursuant to a request made under subsection (b) of this Section 12.03.

Section 12.04 Certificate and Opinion as to Conditions Precedent.

Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee at the request of the Trustee:

(1) an Officers' Certificate, in form and substance satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with;

provided that, in the case of any such application or request as to which the furnishing of such an Officers' Certificate or Opinion of Counsel is specifically required by any provision of this Indenture relating to such particular request or application, no Officers' Certificate or Opinion of Counsel other than the one specifically required need be delivered.

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it shall not be necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons with respect to other matters, and any such Person may certify or give an opinion with respect to such matters in one or several documents.

Any Officers' Certificate may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel to the Company, unless such Officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the legal matters upon which his or her certificate or opinion is based are erroneous. Any such Officers' Certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an Officer or Officers stating that the information with respect to such factual matters is in the possession of the Company, unless such officer or counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such factual matters are erroneous.

Any Officers' Certificate or Opinion of Counsel may be based, insofar as it relates to any accounting matters, upon a certificate or opinion of, or representations by, the Company's auditors or an accountant or another firm of accountants engaged by the Company, unless such Officer or counsel, as the case may be, knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such accounting matters are erroneous. Any certificate or opinion of any independent firm of chartered accountants filed with and directed to the Trustee shall contain a statement that such firm is independent. In addition, the Company shall comply with Section 314(c)(3) of the TIA.

Section 12.05 Statements Required in Certificate or Opinion.

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than the Officers' Certificate required by Section 4.08, shall include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been complied with; provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

Section 12.06 Rules by the Trustee, Paying Agent, Registrar.

The Trustee, Paying Agent or Registrar may make reasonable rules for its functions.

Section 12.07 Legal Holidays.

A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions are not required to open in the City of New York or in the City of Toronto. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period. If a regular Record Date is a Legal Holiday, the Record Date shall not be affected.

Section 12.08 Governing Law.

THE VALIDITY AND INTERPRETATION OF THIS INDENTURE AND THE SECURITIES, AND THE TERMS AND CONDITIONS SET FORTH HEREIN, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. NOTWITHSTANDING THE PRECEDING SENTENCE OF THIS SECTION, THE PERFECTION OF LIENS HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THERETO.

Section 12.09 No Adverse Interpretation of Other Agreements.

This Indenture may not be used to interpret another indenture, loan or debt agreement of any of the Company or any of its Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.10 No Recourse Against Others.

A director, officer, employee, stockholder or incorporator, as such, of the Company shall not have any liability for any obligations of the Company under the Securities, the Security Documents or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creations. Each Securityholder by accepting a Security waives and releases all such liability. Such waiver and release are part of the consideration for the issuance of the Securities.

Section 12.11 Successors and Assigns.

All covenants and agreements of the Company in this Indenture and in the Securities shall bind its successors and assigns, whether so expressed or not. All agreements of the Trustee in this Indenture shall bind its successors and assigns.

Section 12.12 Execution in Counterparts.

This instrument may be executed in any number of counterparts, each of which so executed shall be an original, but all such counterparts shall together constitute but one and the same instrument. One signed copy is enough to prove this Indenture.

Section 12.13 Severability.

In case any one or more of the provisions in this Indenture or in the Securities shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 12.14 Effect of Headings and Table of Contents.

The Article and Section headings herein and the table of contents are for convenience of reference only and shall not be considered a part hereof, shall not modify or restrict any of the terms or provisions hereof and shall not affect the construction hereof.

Section 12.15 Consent to Jurisdiction and Service of Process.

The Company irrevocably submits to the jurisdiction of any Federal court (or, if such court refuses to take jurisdiction, any New York State Court) located in the Borough of Manhattan in The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any suit, action or proceeding brought in such a court has been brought in an inconvenient forum. The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Company is subject) by a suit upon judgment, provided that service of process is effected upon the Company in the manner specified in the following paragraph or as otherwise permitted by law; provided, however, that the Company does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment in each case before the trial court of a United States Federal or State court having appellate jurisdiction over such trial court or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Company will at all times have an authorized agent in the Borough of Manhattan, The City of New York upon whom process may be served in any suit, action or proceeding arising out of or relating to the Indenture or any Security. Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding. The Company hereby irrevocably appoints CT Corporation System, whose address is, as of the date hereof, 1633 Broadway, New York, New York 10019, as its agent for such purpose until December 31, and covenants and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent at said address (or at such other address in the Borough of Manhattan, The City of New York, as the Company may designate by written notice to the Trustee). The Company hereby represents and warrants that such agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents that may be necessary to continue such appointment in full force and effect as aforesaid.

The Company hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Company set forth in Section 12.02 or to any other address of which the Company shall have given written notice to the Trustee. The Company irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service and mailing (i) shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

Section 12.16 Waiver of Immunity.

To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from set-off or any legal process (whether service or notice, attachment in aid or otherwise) with respect to itself or any of its property, the Company, to the extent permitted by law, hereby irrevocably waives and agrees not to plead or claim such immunity in respect of its obligations under this Indenture, the Securities or the Security Documents.

Section 12.17 Currency Conversion.

If, in connection with any action or proceeding brought in connection with the Securities, this Indenture or any of the Security Documents or any judgment or order obtained as a result thereof, it becomes necessary to convert any amount due hereunder in U.S. Legal Tender into currency of Canada ("Canadian Legal Tender") or Canadian Legal Tender into U.S. Legal Tender, then the conversion shall be made at the rate of exchange quoted by Bank of America, N.A. as its spot rate of exchange for the conversion of U.S. Legal Tender or Canadian Legal Tender, as applicable (the "First Currency"), to the other (the "Second Currency") at approximately noon (New York time) on such day (the "Conversion Rate") on the first Business Day prior to the day on which payment is received.

If the conversion is not able to be made in the manner contemplated by the preceding paragraph in the jurisdiction in which the action or proceeding is brought, then the conversion shall be made at the Conversion Rate on the day on which the judgment is given.

If the Conversion Rate on the date of payment is different from the Conversion Rate on such first Business Day or on the date of judgment, as the case may be, the Company shall pay such additional amount (if any) in the Second Currency as may be necessary to ensure that the amount paid on such payment date is the aggregate amount in the Second Currency which, when converted at the Conversion Rate on the date of payment, is the amount due in the First Currency, together with all costs, charges and expenses of conversion. Any additional amount owing by the Company pursuant to the provisions of this section shall be due as a separate debt and shall give rise to a separate cause of action and shall not be affected by or merged into any judgment obtained for any other amounts due under or in respect of the Securities, this Indenture or any of the Security Documents.

Section 12.18 Intercreditor Agreement

This Indenture, the Securities and the Security Documents are subject to the provisions of the Intercreditor Agreement and, notwithstanding any of the other provisions of this Indenture, the Securities or the Security Documents, any action taken by the Trustee or the Noteholders in violation of the terms of the Intercreditor Agreement shall be void and of no effect and any action taken or not taken by the Company that is required by the Credit Agreement as in effect on the date hereof or the Intercreditor Agreement shall not be a breach of this Indenture, the Securities or the Security Documents.

SIGNATURES

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the date first written above.

ALGOMA STEEL INC.

By: /s/ Paul C. Finley
Name:
Title:

(Corporate Seal)

Attest: ________________
Name:
Title:

By: /s/ Glen Manchester
Name:
Title:

WILMINGTON TRUST COMPANY, as Trustee

By: /s/ Michael W. Diaz
Name:
Title:

Reconciliation and tie between Trust Indenture Act of 1939 (United States) and the Trust Indenture between Algoma Steel Inc. and Wilmington Trust Company.

Trust Indenture Act Section			Indenture Section
§310	(a)(1)	....	7.09
	(a)(2)	....	7.09
	(a)(3)	....	7.10
	(a)(4)	....	N.A.
	(a)(5)	....	7.09
	(b)	....	7.13
	(c)	....	N.A.
§311	(a)	....	7.14
	(b)	....	7.14
	(c)	....	N.A.
§312	(a)	....	12.03(a)
	(b)	....	12.03(b)
	(c)	....	12.03(c)
§313		....	7.15
§314	(a)	....	4.10, 4.08
	(b)	....	10.02
	(c)(1)	....	12.04
	(c)(2)	....	12.04
	(c)(3)	....	12.04
	(d)	....	10.05, 10.14
	(e)	....	12.05
	(f)	....	N.A.
§315	(a)	....	7.01(a),(b)
	(b)	....	6.01
	(c)	....	7.01
	(d)	....	7.01(c)
	(e)	....	6.11
§316	(a) (last sentence)	....	2.10
	(a)(1)(A)	....	6.05
	(a)(1)(B)	....	6.04
	(a)(2)	....	N.A.
	(b)	....	6.07
	(c)	....	9.04
§317	(a)	....	6.08, 6.09
§318	(a)	....	12.01

N.A. means not applicable.

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of the Indenture.

ATTACHMENT 4

ALGOMA STEEL INC.

and

WILMINGTON TRUST COMPANY

First Supplemental Indenture

made as of January 29, 2002

to

Indenture

made as of January 29, 2002

providing for the issue of

11% Secured Notes due 2009

in aggregate principal amount of

U.S.$125,000,000

THIS FIRST SUPPLEMENTAL INDENTURE is made as of January 29, 2002 between **ALGOMA STEEL INC.**, a corporation duly organized and existing under the laws of Ontario (herein called the "Company") **WILMINGTON TRUST COMPANY**, as Trustee (herein called the "Trustee").

WHEREAS by a trust indenture (hereinafter referred to as the "Original Indenture") made as of January 29, 2002 between the Company and the Trustee provision was made for the issue of Securities of the Company in one or more series; and

WHEREAS under and in accordance with the terms of the Original Indenture there have not heretofore been issued any Securities; and

WHEREAS the Original Indenture provides that the aggregate principal amount of Securities which may be issued thereunder is limited to U.S.$187,500,000 and Securities may be issued only upon and subject to the conditions and limitations set forth therein; and

WHEREAS the Company desires to issue the first series of Securities having the attributes and characteristics hereinafter set forth; and

WHEREAS the Company is not in default under the Original Indenture; and

WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions passed to authorize the execution and delivery of this First Supplemental Indenture and to make the same legal and valid and binding upon the Company; and

WHEREAS the foregoing recitals are made as representations and statements by the Company and not by the Trustee;

NOW THEREFORE THIS FIRST SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
Definitions and Other Provisions of General Application

Section 1.01 Definitions

For all purposes of this First Supplemental Indenture and in the Series 1 Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

"**11% Secured Notes due 2009**" means the series of Securities created by the Company to be authenticated and delivered pursuant to the terms of this First Supplemental Indenture and herein sometimes referred to as the "Series 1 Notes".

"**First Supplemental Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this First Supplemental Indenture made as of the date hereof and not to any particular Article, Section or other portion thereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this First Supplemental Indenture.

"**Original Indenture**" means the trust indenture made as of January 29, 2002 between the Company and the Trustee, as amended or supplemented.

"**Trust Indenture**" means the Original Indenture and this First Supplemental Indenture and any other indenture, deed or instrument supplemental or ancillary thereto.

Other terms and expressions used herein have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.02 Schedule

The following Schedule forms part of this First Supplemental Indenture:

Schedule A – Form of Series 1 Note

Section 1.03 To be Read with Original Indenture

This First Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture and the Original Indenture and this First Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this First Supplemental Indenture were contained in one instrument.

ARTICLE 2
Series 1 Notes

Section 2.01 Designation

There is hereby authorized to be issued under the Trust Indenture a series of Securities designated as "11% Secured Notes due 2009".

Section 2.02 Limit of Aggregate Principal Amount

The aggregate principal amount of Series 1 Notes that may be authenticated and delivered is limited to U.S.$125,000,000.

Section 2.03 Currency of Denomination

The Series 1 Notes shall be denominated in U.S. Dollars.

Section 2.04 Dates of Issue and Payment of Principal

The date of issue of the Series 1 Notes shall be January 29, 2002 and the principal of the Series 1 Notes shall be payable on December 31, 2009 unless redeemed or purchased prior to such date.

Section 2.05 Interest

(1) The Series 1 Notes shall bear interest at the rate of 11% *per annum*.

(2) Interest in respect of the Series 1 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions of this Section 2.05(2), no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 1 Notes is payable hereunder occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Original Indenture.

(3) The regular record dates for interest in respect of the Series 1 Notes shall be June 15 and December 15 in respect of the interest payable on June 30 and December 31, respectively.

Section 2.06 Redemption

(1) The Series 1 Notes may not be redeemed by the Company prior to January 1, 2006. Thereafter, provided no Default or Event of Default shall have occurred and be continuing, the Company shall have the right to redeem prior to the maturity of the Series 1 Notes at any time the whole or from time to time any part of the principal amount of the Series 1 Notes upon payment in U.S. dollars of the following:

Year of Redemption	% of Principal
2006	105.5
2007	102.8
2008	101.4
2009	100.0

together with unpaid interest accrued thereon to but excluding the Redemption Date.

(2) The Company must redeem Series 1 Notes in the aggregate principal amount of U.S.$12.5 million on each of December 31, 2007 and December 31, 2008 at an amount equal to the principal amount thereof together with unpaid interest accrued thereon to but excluding the Redemption Date.

(3) If less than all the Series 1 Notes are to be redeemed at any one time, the Notes to be redeemed shall be selected by a method that complies with the requirements, if any, of any stock exchange on which the Series 1 Notes are listed and that the Trustee considers fair and appropriate or, in the absence of any such requirements, on a *pro rata* basis (to the nearest multiple of U.S.$1,000) based upon the principal amount of such Series 1 Notes registered in the name of each holder or in such other manner as the Trustee considers equitable. The holder of any Series 1 Note to be redeemed in part only

must, upon presentment of such Series 1 Note and receipt of the money payable to such holder by reason of such redemption, surrender such Series 1 Note to the Paying Agent for transmission to the Trustee and the Trustee must cancel the same and, without charge, forthwith certify and deliver to such holder a new Series 1 Note or Series 1 Notes in an aggregate principal amount equal to the unredeemed part of the principal amount of the Series 1 Note so surrendered.

(4) Subject to the provisions of Section 2.06(3) as to Series 1 Notes redeemed in part, all Series 1 Notes purchased or redeemed in whole or in part must be forthwith delivered to and cancelled by the Trustee and no Series 1 Notes shall be issued in substitution therefor.

Section 2.07 Form and Denominations

The Series 1 Notes shall be issuable as fully registered notes and shall be substantially in the form set forth on Schedule A hereto.

Section 2.08 Additional Events of Default or Covenants

There are no additional events of default or covenants with respect to the Series 1 Notes, but all Events of Default and covenants specified in the Original Indenture shall be applicable to the Series 1 Notes.

ARTICLE 3
Miscellaneous Provisions

Section 3.01 Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by this First Supplemental Indenture, is in all respects confirmed.

Section 3.02 Acceptance of Trusts

The Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture as supplemented by this First Supplemental Indenture.

Section 3.03 Counterparts

This First Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this First Supplemental Indenture to be duly executed, and their first respective corporate seals to be hereunto affixed, all as of the day and year first above written.

ALGOMA STEEL INC.

By: /s/ Glen Manchester
Vice President, Finance and Administration

By: /s/ Paul C. Finley
General Counsel and Corporate Secretary

WILMINGTON TRUST COMPANY

By: /s/ Michael W. Diaz
Michael W. Diaz, Authorized Signer

[FORM OF FACE OF SECURITY]

ALGOMA STEEL INC.

11% Secured Note
due December 31, 2009

Number ○

Principal Amount U.S. $
CUSIP NO. •

ALGOMA STEEL INC., a corporation duly organized and existing under the laws of Ontario (the "Company", which term includes any successor Person), for value received, promises to pay to •, or registered assigns, the principal sum of U.S. • DOLLARS, on December 31, 2009.

Interest Payment Dates: Interest in respect of the Series 1 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions, no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 1 Notes is payable as set out above occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Indenture (as defined below).

Record Dates: June 15 and December 15.

To the extent set forth in the Security Documents (as defined in the below-mentioned Indenture), payment hereon is secured by (i) a Lien on and security interest in the Secured Note Collateral, (ii) in the case of Shared Collateral, a Lien on and security interest in such Shared Collateral in favor of the Trustee (for the benefit of the Holders) and the Credit Facility Secured Creditors and (iii) a security interest in the proceeds of business interruption insurance, the terms of which security interests are more fully set forth in the Security Documents.

OPTION OF HOLDER TO ELECT PURCHASE

TO: Wilmington Trust Company
Rodney Square North
100 North Market Street
Wilmington, Delaware 19890-0001

Attention: Corporate Trust Administration

If you want to elect to have this Security purchased by the Company pursuant to Section 4.16 or 4.17 of the Indenture, check the box:

Section 4.16 ☐ Section 4.17 ☐

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.16 or 4.17 of the Indenture, state the amount: $________________.

Date: ____________________________ Your Signature: ________________________
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee: ____

(Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP"), Signature Guarantee Medallion Program, or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.)

Reference is made to the further provisions of this Security contained herein, which shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

Dated:

Attest: **ALGOMA STEEL INC.**

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

(Corporate Seal)

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities due December 31, 2009, of the series designated therein referred to in the within-mentioned Indenture.

Dated:

WILMINGTON TRUST COMPANY, the Trustee, certifies that this is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

By ______________________________
Authorized Signatory

FORM OF REGISTRATION PANEL

(No writing hereon except by the Registrar)

Date of Registration	In Whose Name Registered	Registrar

[FORM OF REVERSE SIDE OF SECURITY]

ALGOMA STEEL INC.

11% Secured Note
due December 31, 2009

1. Interest

ALGOMA STEEL INC., a corporation duly organized and existing under the laws of Ontario (the "Company", which term includes any successor Person), promises to pay interest on the principal amount of this Security at the rate of 11% *per annum.* Interest in respect of the Series 1 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions, no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 1 Notes is payable as set out above occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Indenture. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in the Indenture or the Securities interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

The Company shall pay interest on overdue principal and on overdue installments of interest from time to time on demand at the rate borne by the Securities, plus 2% *per annum* and on overdue installments of interest (without regard to any applicable grace periods) to the extent lawful.

2. Method of Payment

The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are the registered Holders at the close of business on the Record Date immediately preceding the Interest Payment Date even if the Securities are cancelled on registration of transfer or registration of exchange after such Record Date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts ("U.S. Legal Tender"). However, the Company may pay principal and interest by wire transfer of Federal funds, or interest by check payable in such U.S. Legal Tender. The Company may deliver any such interest payment to the Paying Agent or to a Holder at the Holder's registered address.

3. Paying Agent and Registrar

Initially, Wilmington Trust Company shall act as Paying Agent and Registrar. The Company may change any Paying Agent, Registrar or co-Registrar without notice to the Holders.

4. Indenture

The Company issued the Securities under an Indenture, dated as of January 29, 2002 (the "Indenture"), among the Company and Wilmington Trust Company (the "Trustee"). Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the *United States Trust Indenture Act of 1939*, as in effect on the date of the Indenture. Notwithstanding anything to the contrary herein, the Securities are subject to all such terms, and Holders of Securities are referred to the Indenture and such Act for a statement of them. The Securities are secured obligations of the Company limited in aggregate principal amount to U.S.$125,000,000.

As provided in the Indenture, the Securities are secured by the Lien of the Indenture and the Security Documents. Each Holder, by accepting a Security, authorizes the Trustee to execute and deliver the Intercreditor Agreement and other Security Documents and any Additional Security Documents and shall be bound by and entitled to the benefits of the Security Documents and Additional Security Documents, as the same may be amended, supplemented, revised, restated or replaced from time to time pursuant to the provisions thereof and of the Indenture. The Securities and each Holder's rights thereunder are subject to the terms of the Intercreditor Agreement, as the same may be amended, supplemented, revised, restated or replaced from time to time in accordance with the terms thereof.

5. Redemption

The Series 1 Notes may not be redeemed by the Company prior to January 1, 2006. Thereafter, provided no Default or Event of Default shall have occurred on and be continuing, the Company shall have the right to redeem prior to the maturity of the Series 1 Notes at any time the whole or from time to time any part of the principal amount of the Series 1 Notes upon payment in U.S. dollars of the following:

Year of Redemption	% of Principal
2006	105.5
2007	102.8
2008	101.4
2009	100.0

together with unpaid interest accrued thereon to but excluding the Redemption Date.

The Company must redeem Series 1 Notes in the aggregate principal amount of U.S.$12.5 million on each of December 31, 2007 and December 31, 2008 at an amount equal to the principal amount thereof together with unpaid interest accrued thereon to but excluding the Redemption Date.

6. Additional Amounts

The Securities are redeemable, as a whole but not in part, at the option of the Company at any time upon not less than 30 nor more than 60 days' notice at a redemption price equal to the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption if the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Securities, any Additional Amounts as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after January 29, 2002.

7. Notice of Redemption

Notice of redemption shall be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at such Holder's registered address.

Except as set forth in the Indenture, from and after any Redemption Date, if money for the redemption of the Securities called for redemption shall have been deposited with the Paying Agent on such Redemption Date, then, unless the Company defaults in the payment of such Redemption Price, the Securities called for redemption shall cease to bear interest and the only right of the Holders of such Securities shall be to receive payment of the Redemption Price.

8. Change of Control Offer

Upon the occurrence of a Change of Control Triggering Event, the Company will be required to offer to purchase all of the outstanding Securities at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

9. Limitation on Disposition of Assets

The Company is obligated, subject to certain conditions, to make an offer to purchase Securities at a purchase price in cash equal to the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase with the net cash proceeds of certain sales or other dispositions of assets.

10. Denominations; Transfer; Exchange

The Securities are in registered form, without coupons, in denominations of U.S.$1,000 and integral multiples thereof. A Holder shall register the transfer of or exchange of Securities in accordance with the Indenture. The Registrar or the Company may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges payable in connection therewith as permitted by the Indenture. The Registrar need not register the transfer or exchange of any Securities or portions thereof selected for redemption.

11. Persons Deemed Owners

The registered Holder of a Security shall be treated as the owner of it for all purposes.

12. Unclaimed Funds

If funds for the payment of principal or interest remain unclaimed for two years after the date on which such payment shall have become due, the Trustee or the Paying Agent shall repay the funds to the Company at its request. After payment to the Company, all liability of the Trustee and such Paying Agent with respect to such funds shall cease.

13. Legal Defeasance and Covenant Defeasance

The Company may be discharged from its obligations under the Indenture, the Securities and the Security Documents, except for certain provisions thereof ("Legal Defeasance"), and may be discharged from its obligations to comply with certain covenants contained in the Indenture, the Securities and the Security Documents ("Covenant Defeasance"), in each case upon satisfaction of certain conditions specified in the Indenture.

14. Amendment; Supplement; Waiver

Subject to certain exceptions, the Indenture, the Security Documents or the Securities may be amended or supplemented with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities of each series affected thereby, and any existing Default or Event of Default or compliance with any provision of the Indenture, the Security Documents or the Securities may be waived with the consent of the Holders of a majority in aggregate principal amount of the outstanding Securities of each series affected thereby. Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture, the Security Documents or the Securities to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Securities in addition to or in place of certificated Securities, comply with Article V of the Indenture or comply with any requirements under the TIA (to the extent applicable under the TIA and the Rules and Regulations thereunder) or under Canadian federal or provincial legislation relating to trust indentures provided that any such amendment or supplement to comply with such requirements does not materially adversely affect the rights of any Holder.

15. Restrictive Covenants

The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional Indebtedness, pay dividends or make certain other Restricted Payments, create Liens, consummate certain Asset Sales and Collateral Asset Sales, enter into Sale and Leaseback Transactions, enter into certain transactions with Affiliates, and consummate certain mergers and consolidations or sales of all or substantially all of its assets. In addition, the Indenture limits the ability of the Company and its Restricted Subsidiaries to restrict distributions and dividends from such Restricted Subsidiaries. The limitations are subject to a number of important qualifications and exceptions. The Company must annually report to the Trustee on compliance with such limitations.

16. Successors

When a successor assumes all the obligations of its predecessor under the Securities, the Security Documents and the Indenture, and satisfies certain other conditions in accordance with Section 5.01 of the Indenture, the predecessor shall be released from those obligations.

17. Defaults and Remedies

If an Event of Default (other than an Event of Default specified in Section 6.01(vi) or (vii) of the Indenture) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of Securities then outstanding may declare all the Securities to be due and payable immediately in the manner and with the effect provided in the Indenture. Holders of Securities may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee is not obligated to enforce the Indenture or the Securities unless it has received indemnity satisfactory to it. The Indenture permits, subject to certain limitations therein provided, Holders of at least a majority in aggregate principal amount of the Securities then outstanding to direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest, including an accelerated payment) if it determines that withholding notice is in the interest of the Holders.

18. Trustee Dealing with Company

The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company, its Subsidiaries or their respective Affiliates as if it were not a Trustee.

19. No Recourse Against Others

No stockholder, director, officer, employee or incorporator, as such, of the Company shall have any liability for any obligation of the Company under the Securities, the Security Documents or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder of a Security by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

20. Authentication

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) signs the certificate of authentication on this Security.

21. Abbreviations and Defined Terms

Customary abbreviations may be used in the name of a Holder of a Security or an assignee, such as: TEM COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

22. CUSIP Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company may cause CUSIP numbers to be printed on the Securities as a convenience to the Holders of the Securities. No representation is made as to the accuracy of such numbers as printed on the Securities and reliance may be placed only on the other identification numbers printed hereon.

23. **Governing Law**

THE VALIDITY AND INTERPRETATION OF THE INDENTURE AND THE SECURITIES, AND THE TERMS AND CONDITIONS SET FORTH THEREIN, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. NOTWITHSTANDING THE PRECEDING SENTENCE, THE PERFECTION OF LIENS HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THERETO.

24. **Intercreditor Agreement**

This note is subject to the provisions of an intercreditor agreement dated as of January 29, 2002 among, *inter alia*, Algoma Steel Inc., the trustee for the holders hereof and Bank of America, N.A., as the same may be amended, supplemented, revised, restated or replaced from time to time.

The Company shall furnish to any Holder of a Security upon written request and without charge a copy of the Indenture. Requests may be made to: Algoma Steel Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Attention; General Counsel and Corporate Secretary.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

____

____

(Print of type name, address and zip code of assignee)

____

(Insert Social Security or other identifying number of assignee)

and irrevocably appoint ________________________________
agent to transfer this Security on the books of the Company. The agent may substitute another to act for it.

Dated: ____________________ Signed: ____________________
(Sign exactly as name appears on the other side of this Security)

Signature Guarantee: ____________________________
(Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP"), Signature Guarantee Medallion Program, or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.)

ATTACHMENT 5

ALGOMA STEEL INC.

and

WILMINGTON TRUST COMPANY

Second Supplemental Indenture

made as of January 29, 2002

to

Indenture

made as of January 29, 2002

providing for the issue of

1% Convertible Secured Notes due 2030

in aggregate principal amount of

U.S.$62,500,000

THIS SECOND SUPPLEMENTAL INDENTURE is made as of January 29, 2002 between **ALGOMA STEEL INC.**, a corporation duly organized and existing under the laws of Ontario (herein called the "Company") and **WILMINGTON TRUST COMPANY**, as Trustee (herein called the "Trustee").

WHEREAS by a trust indenture (hereinafter referred to as the "Original Indenture") made as of January 29, 2002 between the Company and the Trustee provision was made for the issue of Securities of the Company in one or more series; and

WHEREAS under and in accordance with the terms of the Original Indenture there have not heretofore been issued any Securities; and

WHEREAS the Original Indenture provides that the aggregate principal amount of Securities which may be issued thereunder is limited to U.S.$187,500,000 and Securities may be issued only upon and subject to the conditions and limitations set forth therein; and

WHEREAS the First Supplemental Indenture provides for the issuance of Series 1 Notes in the aggregate principal amount of U.S.$125,000,000; and

WHEREAS the Company desires to issue the second series of Securities having the attributes and characteristics hereinafter set forth; and

WHEREAS the Company is not in default under the Original Indenture; and

WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions passed to authorize the execution and delivery of this Second Supplemental Indenture and to make the same legal and valid and binding upon the Company; and

WHEREAS the foregoing recitals are made as representations and statements by the Company and not by the Trustee;

NOW THEREFORE THIS SECOND SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows:

ARTICLE 1
Definitions and Other Provisions of General Application

Section 1.01 Definitions

For all purposes of this Second Supplemental Indenture and in the Series 2 Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

"**1% Convertible Secured Notes due 2030**" means the series of Securities created by the Company to be authenticated and delivered pursuant to the terms of this Second Supplemental Indenture and herein sometimes referred to as the "Series 2 Notes".

"**Additional Common Shares**" means any Common Shares issued after the date hereof in addition to the Common Shares outstanding at such date, other than:

(i) Common Shares issued upon exercise of a stock option heretofore or hereafter granted to an officer or employee of the Company or of any Affiliate of the Company;

(ii) Common Shares issued to any such officer or employee or to a trustee on their behalf pursuant to any stock purchase or analogous plan; and

(iii) Common Shares issued to holders of any shares of the Company who exercise an option to receive equivalent dividends in Common Shares in lieu of receiving cash dividends paid in the ordinary course

provided that a subdivision, redivision or consolidation of Common Shares or a reclassification or change of Common Shares will not constitute an issue of Additional Common Shares.

"**close of business**" as used herein means the normal closing of the principal office in New York of the Paying Agent.

"**Common Shares**" means Common Shares in the capital of the Company as such shares are constituted on the date hereof and shares of any other class resulting from any reclassification or change of such Common Shares.

"**Common Share Price**" means an amount equal to the average of the per share closing prices of the Common Shares during the applicable period on The Toronto Stock Exchange or, if the Common Shares are not listed on The Toronto Stock Exchange on the date the determination is to be made, then on such stock exchange in Canada on which the Common Shares are listed as may be selected for such purpose by the Board of Directors, or, if the Common Shares are not listed on any stock exchange, a price determined by the Board of Directors and approved by the Trustee.

"**Conversion Price**" means, in respect of the Series 2 Notes, the price per Common Share at which the Series 2 Notes will from time to time be convertible into Common Shares, being equal to the higher of (i) Cdn.$10 per share and (ii) an amount equal to 120% of the Common Share Price during the 120 calendar days after the date hereof, subject to adjustment in accordance with the terms hereof.

"**First Supplemental Indenture**" means the First Supplemental Indenture made as of the date hereof between the Company and the Trustee.

"**Original Indenture**" means the trust indenture made as of January 29, 2002 between the Company and the Trustee, as amended or supplemented.

"**Second Supplemental Indenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**" and similar expressions refer to this Second Supplemental Indenture made as of the date hereof and not to any particular Article, Section or other portion thereof, and include any and every instrument supplemental or ancillary hereto or in implementation hereof, and the expressions

"Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Second Supplemental Indenture.

"**Series 1 Notes**" means the series of Securities designated "11% Secured Notes due 2009" created by the Company to be authenticated and delivered pursuant to the terms of the First Supplemental Indenture.

"**Trust Indenture**" means the Original Indenture, the First Supplemental Indenture and this Second Supplemental Indenture and any other indenture, deed or instrument supplemental or ancillary thereto.

Other terms and expressions used herein have the same meanings as corresponding expressions defined in the Original Indenture.

Section 1.02 Schedule

The following Schedule forms part of this Second Supplemental Indenture:

Schedule A – Form of Series 2 Note

Section 1.03 To be Read with Original Indenture

This Second Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture and the Original Indenture, the First Supplemental Indenture and this Second Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture, the First Supplemental Indenture and this Second Supplemental Indenture were contained in one instrument.

ARTICLE 2
Series 2 Notes

Section 2.01 Designation

There is hereby authorized to be issued under the Trust Indenture a series of Securities designated as "1% Convertible Secured Notes due 2030".

Section 2.02 Limit of Aggregate Principal Amount

The aggregate principal amount of Series 2 Notes that may be authenticated and delivered is limited to U.S.$62,500,000.

Section 2.03 Currency of Denomination

The Series 2 Notes shall be denominated in U.S. Dollars.

Section 2.04 Dates of Issue and Payment of Principal

The date of issue of the Series 2 Notes shall be January 29, 2002 and the principal of the Series 2 Notes shall be payable on December 31, 2030 unless redeemed or purchased prior to such date.

Section 2.05 Interest

(1) The Series 2 Notes shall bear interest at the rate of 1% *per annum.*

(2) Interest in respect of the Series 2 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions of this Section 2.05(2), no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 2 Notes is payable hereunder occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Original Indenture.

(3) The regular record dates for interest in respect of the Series 2 Notes shall be June 15 and December 15 in respect of the interest payable on June 30 and December 31, respectively.

Section 2.06 Redemption

(1) The Company shall have the right to redeem prior to the conversion or maturity of the Series 2 Notes at any time the whole or from time to time any part of the principal amount of the Series 2 Notes upon payment in U.S. dollars of an amount equal to the principal amount thereof together with unpaid interest accrued thereon to but excluding the Redemption Date.

(2) If less than all the Series 2 Notes are to be redeemed at any one time, the Series 2 Notes to be redeemed shall be selected by a method that complies with the requirements, if any, of any stock exchange on which the Series 2 Notes are listed and that the Trustee considers fair and appropriate or, in the absence of any such requirements, on a *pro rata* basis (to the nearest multiple of U.S.$1,000) based upon the principal amount of such Series 2 Notes registered in the name of each holder or in such other manner as the Trustee considers equitable.

The holder of any Series 2 Note to be redeemed in part only must, upon presentment of such Series 2 Note and receipt of the money payable to such holder by reason of such redemption, surrender such Series 2 Note to the Paying Agent for transmission to the Trustee and the Trustee must cancel the same and, without charge, forthwith certify and deliver to such holder a new Series 2 Note or Series 2 Notes in an aggregate principal amount equal to the unredeemed part of the principal amount of the Series 2 Note so surrendered.

(3) Subject to the provisions of Section 2.06(2) as to Series 2 Notes redeemed in part, all Series 2 Notes purchased or redeemed in whole or in part must be forthwith delivered to and cancelled by the Trustee and no Series 2 Notes shall be issued in substitution therefor.

Section 2.07 Payment for Series 2 Notes in Common Shares

Subject to receipt of all required regulatory approvals and Section 2.08, and notwithstanding any other provisions of the Trust Indenture, the Company may, at its option, provided that no Default or Event of Default has occurred and is continuing, at any time and from time to time

(a) after December 31, 2002 and on or prior to December 31, 2009, if the Common Share Price for 30 consecutive trading days at any time exceeds an amount equal to 125% of the Conversion Price, and

(b) after December 31, 2009

on at least 30 days and not more than 60 days notice given in the manner provided in Article XII of the Original Indenture (which notice, in the case of redemption, must be given in the notice of such redemption pursuant to Section 3.02 of the Original Indenture) satisfy its obligation hereunder to pay the aggregate principal amount otherwise payable to the holders of Series 2 Notes to be redeemed on redemption or to holders of Series 2 Notes on the Maturity Date of the Series 2 Notes, as the case may be, by issuing Common Shares to such holders at a subscription price equal to the Conversion Price. For this purpose, the amount otherwise payable to the holders will be (converted to Canadian dollars at the rate of exchange of Cdn.$1.60/U.S.$1).

Section 2.08 Obligation to Subscribe for Common Shares

If the Company elects to satisfy its obligations as provided in Section 2.07, on the Redemption Date for any Series 2 Notes or the Maturity Date of the Series 2 Notes, as the case may be, the Trustee must, if otherwise permitted to do so by law, on behalf of the holders of Series 2 Notes to be redeemed or maturing, as the case may be, subscribe for and purchase from the treasury of the Company Common Shares having an aggregate subscription price equal to the principal amount paid by the Company to the Trustee pursuant to Section 2.07 upon receipt of the following:

(a) a written direction from the Company contained in a Certificate of the Company directing the Trustee to subscribe for Common Shares on behalf of the holders of the Series 2 Notes to be redeemed or maturing; and

(b) an opinion of Counsel that all requirements imposed by this Indenture or by law in connection with the proposed issue of Common Shares have been complied with including that the Common Shares are:

(i) qualified to be offered and sold to the holders of Series 2 Notes in each of the provinces of Canada by or through such persons and in such manner as may be prescribed under the applicable legislation of such province in effect at the time such Common Shares are so issued;

(ii) listed on a nationally recognized stock exchange in Canada operating at the time such Common Shares are so issued; and

(iii) under applicable Canadian securities laws, upon their issuance, immediately tradable by the former holders of the Series 2 Notes, without being subject to any hold period or other trading restrictions, other than those related to control person distributions, provided that any trade is conducted through Persons who are registered in a category permitting them to so trade such Common Shares under the applicable laws of the province in which such trade occurs and who have complied with the relevant provisions of such legislation or such trade is made pursuant to an exemption from the registration requirement of such legislation.

In the event that the provisions of Section 2.08(a) or (b) are not complied with or the Trustee is not permitted by law to subscribe for Common Shares on behalf of holders of Series 2 Notes pursuant to this Section 2.08, the principal amount payable on such Redemption Date or the Maturity Date of the Series 2 Notes, as the case may be, will be paid by the Trustee to the holders of Series 2 Notes to be redeemed or maturing, as the case may be.

Section 2.09 General Requirements for Payment in Common Shares

(1) If the Company elects to satisfy its obligations as provided in Section 2.07, the notice to the holders of Series 2 Notes to be given by the Company pursuant to Section 2.07 must:

(a) state that the Company has exercised its option to pay the aggregate principal amount payable to the holders of Series 2 Notes on the Redemption Date or the Maturity Date of the Series 2 Notes, as the case may be, by the issue of Common Shares;

(b) state that to receive a certificate for Common Shares on the Redemption Date or the Maturity Date, as the case may be, the holders of Series 2 Notes must surrender their Series 2 Notes to the Paying Agent;

(c) advise each holder of Series 2 Notes that the Common Shares to be issued in respect of such holder's Series 2 Notes will be registered in the name of the holder unless the Paying Agent receives from such holder, on or before the tenth Business Day prior to the Redemption Date or Maturity Date, as the case may be, at its principal office in Wilmington, Delaware or New

York, New York written notice in form and execution satisfactory to the Paying Agent directing the Company to register such Common Shares in some other name or names and stating the name or names (and addresses), accompanied by payment of any transfer tax which may be payable by reason thereof; and

(d) advise each holder that the registered holder of Common Shares issued pursuant to Section 2.08 may, on or after the Redemption Date or Maturity Date, as the case may be, and on proof of identity satisfactory to the Paying Agent, take personal delivery of the share certificates representing that registered holder's Common Shares so issued, at the principal office of the Paying Agent in Wilmington, Delaware or New York, New York, if the Paying Agent receives from such holder at such principal office, in addition to any other notice or delivery required by this Section on or before the tenth Business Day prior to the Redemption Date or Maturity Date, as the case may be, written notice in form and execution satisfactory to the Paying Agent, stating that such registered holder of Common Shares wishes to take personal delivery of the Common Shares issued hereunder.

(2) On the Redemption Date or Maturity Date of the Series 2 Notes, as the case may be, the Company must:

(a) subject to Section 2.09(1)(c), cause to be sent by prepaid ordinary mail (or in the event of mail service interruption by such other means as the Trustee and the Company will determine to be appropriate) share certificates for Common Shares issued pursuant to Section 2.08 to each registered holder of Common Shares in respect of which Series 2 Notes have been surrendered in accordance with the requirements of the notice given pursuant to Section 2.07, at their addresses as shown on the records of the Company; or

(b) make available for personal delivery, on proof of identity satisfactory to the Paying Agent, to each registered holder of Common Shares who has delivered a notice to the Trustee in accordance with Section 2.09(1)(d) on or before the tenth Business Day prior to the Redemption Date or Maturity Date, as the case may be, share certificates for Common Shares issued pursuant to Section 2.08 to such registered holder of Common Shares in respect of which Series 2 Notes have been surrendered in accordance with the requirements of the notice given pursuant to Section 2.07.

(3) On or after the Redemption Date or the Maturity Date of the Series 2 Notes, as the case may be, the Paying Agent will deliver share certificates representing the Common Shares issued pursuant to Section 2.08 to any other registered holder thereof, upon presentation and surrender of the Series 2 Notes in respect of which such shares were issued.

(4) Interest accrued and unpaid on the Series 2 Notes on the Redemption Date or the Maturity Date of the Series 2 Notes, as the case may be, may, at the option of the

Company, be paid to the holders of Series 2 Notes at the time of surrender of Series 2 Notes under this Section.

(5) The redemption of the Series 2 Notes and the subscription and payment for Common Shares will be deemed to have been effected immediately prior to the close of business on the Redemption Date or the Maturity Date of the Series 2 Notes, as the case may be, and at such time the rights of the holders of Series 2 Notes, in respect of which the Company has elected pursuant to Section 2.07 to satisfy its obligations to pay the principal amount thereof by the issue of Common Shares as such holders will cease and the Person or Persons in whose name or names any certificate for Common Shares is deliverable pursuant to this Section 2.09 will be deemed to have become on such date the holder or holders of record of the Common Shares represented thereby.

(6) In the event that Series 2 Notes have not been delivered to the Paying Agent for certificates for Common Shares hereunder within six years after the Redemption Date or Maturity Date of the Series 2 Notes, such certificates for Common Shares must be delivered by the Trustee to the Company for cancellation.

Section 2.10 Conversion Privilege

Subject to and upon compliance with the provisions hereof, any Series 2 Note or any portion of the principal amount thereof which is U.S.$1,000 or an authorized integral multiple thereof may, at the option of the holder thereof, at any time after the Conversion Price is determinable and up to, but not after, the close of business on the last Business Day immediately prior to the earlier of the Redemption Date of any Series 2 Notes and the Maturity Date of the Series 2 Notes, be converted into fully paid and non-assessable Common Shares at the Conversion Price then in effect. For the purpose of such conversion, the principal amount of the Series 2 Notes to be converted will be converted to Canadian dollars at the rate of exchange of Cdn.$1.60/U.S.$1.

Section 2.11 Conversion Procedure

(1) In order to exercise the conversion privilege, the holder of any Series 2 Note to be converted must surrender such to the Paying Agent at its principal office in Wilmington, Delaware or New York, New York accompanied by written notice (which will be irrevocable) signed by such holder or its duly authorized attorney stating that it elects to convert such Series 2 Note or a stated portion of the principal amount thereof constituting an integral multiple of U.S.$1,000 into Common Shares. Such notice must also state the name or names (with addresses) in which the certificate or certificates for Common Shares which are issuable on such conversion are to be issued. If any of the Common Shares into which such Series 2 Note is to be converted are to be issued to a Person or Persons other than the holder of such Series 2 Notes such notice must be in form and execution satisfactory to the Paying Agent directing the Company to register such Common Shares in some other name or names and stating the name or names (and addresses) accompanied by payment to the Paying Agent of any transfer tax payable by reason thereof. The surrender of such Series 2 Note accompanied by such written notice will be deemed to constitute a contract between the holder of such Series 2 Note and the Company whereby (a) the holder of such Series 2 Note subscribes for the number of Common Shares

which it will be entitled to receive on such conversion, (b) the holder of such Series 2 Note releases the Company of all liability thereon or from all liability with respect to that portion of the principal amount thereof to be converted, as the case may be, and (c) the Company agrees that the surrender of such Series 2 Note, or specified portion thereof, for conversion constitutes full payment of the subscription price for the Common Shares issuable upon such conversion. The date of receipt by the Paying Agent of such Series 2 Note and such notice is herein referred to as the "Date of Conversion" of such Series 2 Note.

(2) As promptly as practicable after the Date of Conversion, the Company will issue or cause to be issued and deliver or cause to be delivered to the holder whose Series 2 Note is so surrendered, or on its written order, a certificate or certificates in the name or names of the Person or Persons specified in such notice for the number of Common Shares deliverable upon the conversion of such Series 2 Note (or specified portion thereof) and provision will be made in respect of any fraction of a share as provided in Section 2.12. Such conversion will be deemed to have been effected immediately prior to the close of business on the Date of Conversion and at such time the rights of the holder of such Series 2 Note as such holder will cease and the Person or Persons in whose name or names any certificate or certificates for Common Shares will be deliverable upon such conversion will be deemed to have become on such date the holder or holders of record of the Common Shares represented thereby; provided, however, that no such surrender on any date on which the transfer registers for Common Shares of the Company or for the Series 2 Notes is closed will be effective to constitute the Person or Persons entitled to receive the Common Shares upon such conversion as the holder or holders of record of such Common Shares on such date, but such surrender will be effective to constitute the Person or Persons entitled to receive such Common Shares as the holder or holders of record thereof for all purposes at the close of business on the next succeeding day on which such transfer registers are open and such next succeeding day will be the Date of Conversion thereof.

(3) The holder of a Series 2 Note surrendered for conversion in accordance with this Section will be entitled to receive accrued and unpaid interest in respect of a Series 2 Note up to the Interest Payment Date on or next preceding the Date of Conversion of such Series 2 Note, but there will be no payment or adjustment by the Company on account of any interest accrued or accruing on such Series 2 Note from the date of the latest Interest Payment Date and the Common Shares issued upon such conversion will rank only in respect of dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder becomes the holder of record of such Common Shares pursuant to this Section 2.11.

(4) Upon surrender to the Paying Agent of any Series 2 Note which is to be converted in part only, the holder thereof will be entitled to receive, without expense to such holder, one or more new Series 2 Notes for the unconverted portion of the principal amount of the Series 2 Note so surrendered.

Section 2.12 <u>No Fractional Shares</u>

Notwithstanding anything herein contained, the Company will in no case be required to issue fractional Common Shares upon the conversion of any Series 2 Note or pursuant to Section 2.08. If any fractional interest in a Common Share would, except for the provisions of this Section 2.12, be deliverable upon the conversion of any Series 2 Note or pursuant to Section 2.08, the Company will adjust such fractional interest by paying to the holder of such surrendered Series 2 Note or the holder entitled to receive Common Shares pursuant to Section 2.09 an amount in cash equal (to the nearest cent) to the quotient obtained by dividing the principal amount of such surrendered Series 2 Note (or specified portion thereof) or the amount paid to the Trustee pursuant to Section 2.07, as the case may be, by the Conversion Price or the Common Share Price, as the case may be, subtracting the nearest lower whole number for such quotient, and multiplying the difference obtained by the Conversion Price or the Common Share Price, as the case may be.

Section 2.13 Adjustment of the Conversion Price

The Conversion Price is subject to adjustment from time to time as follows:

(a) If and whenever at any time the outstanding Common Shares of the Company are subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, any holder of Series 2 Notes who has not exercised its right of conversion prior to the effective date of such subdivision, redivision, change, consolidation or reclassification will be entitled to receive and must accept, upon the exercise of such right at any time on such effective date or thereafter, in lieu of the number of Common Shares to which it was theretofore entitled upon conversion at the Conversion Price, the aggregate number of shares of the Company that such holder of Series 2 Notes would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, it had been the registered holder of the number of Common Shares to which it was theretofore entitled upon conversion.

(b) If the Company fixes a record date for the issuance of Additional Common Shares (or securities convertible into Additional Common Shares) to the holders of all or substantially all of its outstanding Common Shares by way of a stock dividend or otherwise, the Conversion Price will be adjusted immediately after the record date for such stock dividend by multiplying the current Conversion Price in effect on such record date by a fraction of which the numerator will be the total number of Common Shares outstanding on the record date and of which the denominator will be the total number of Common Shares outstanding on the record date plus the number of Additional Common Shares which will result from such issuance (assuming for this purpose that all Additional Common Shares issuable upon the exercise of the conversion rights of the securities convertible into Additional Common Shares had been issued).

(c) (i) If the Company fixes a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them for a period of not more than 45 days to subscribe for or purchase Additional Common Shares (or other securities convertible into Additional Common Shares) at a price per share (or having a conversion price per share) less than 95% of the Common Share Price for the 20 consecutive trading days preceding such record date, the Conversion Price will be adjusted immediately after such record date by multiplying the current Conversion Price in effect on such record date by a fraction, of which the numerator will be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate issue price of the total number of Additional Common Shares offered for subscription (or the aggregate conversion price of the convertible securities so offered) by such Common Share Price, and of which the denominator will be the total number of Common Shares outstanding on such record date plus the total number of Additional Common Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible). If all such rights, options or warrants are not so issued or if all such rights, options or warrants are not exercised prior to the expiration thereof, the Conversion Price will be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed, and the Conversion Price will be further adjusted as aforesaid based upon the number of Additional Common Shares (or securities convertible into Additional Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

(ii) If the Company fixes a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (A) shares of any other class, (B) rights, options or warrants (excluding those referred to in Section 2.13(c)(i)), (C) evidences of its indebtedness or (D) assets (excluding cash dividends paid in the ordinary course, dividends or distributions referred to in Section 2.13(b) above and stock dividends to holders of Common Shares who exercise an option to receive equivalent dividends in Common Shares in lieu of receiving cash dividends paid in the ordinary course), then in each such case the Conversion Price will be adjusted immediately after such record date by multiplying the current Conversion Price in effect on such record date by a fraction, of which the numerator will be the total number of Common Shares outstanding on such record date multiplied by the Common Share Price for the 20 consecutive trading days preceding such record date less the fair market value (as determined by the Board of Directors, whose determination will be conclusive) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator will be the total number of Common Shares outstanding on such record date multiplied by such Common Share Price. To the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Conversion Price will be readjusted to the Conversion Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed or based upon the number of Additional Common Shares (or securities convertible into Additional

Common Shares) actually issued upon the exercise of such rights, options and warrants, as the case may be.

(d) No adjustments of the Conversion Price will be made pursuant to Sections 2.13(b) or (c)(i) or (ii) if the holders of Series 2 Notes are permitted to participate in such issuance by way of stock dividend or in the issue of such options, rights or warrants or such distribution, as the case may be, as though and to the same effect as if they had converted their Series 2 Notes into Common Shares prior to the applicable record date or effective date for such issuance by way of stock dividend or the issue of such options, rights or warrants or such distribution, as the case may be. The holders of Series 2 Notes will not be permitted to participate in such issuance by way of stock dividend or the issue of such options, rights or warrants or such distribution, as the case may be, unless the Company has obtained the prior consent of any Canadian stock exchange on which the Common Shares are listed or were listed in the year prior to the issuance or distribution in question.

(e) In any case in which this Second Supplemental Indenture requires that an adjustment to the Conversion Price becomes effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the holder of any Series 2 Note converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such holder cash in lieu of any fractional interest to which it is entitled pursuant to Section 2.12; provided, however, that the Company must deliver to such holder an appropriate instrument evidencing such holder's rights to receive such additional Common Share and such cash upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on or after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 2.13(e), have become the holder of record of such additional Common Shares.

(f) The adjustments provided for in this Section 2.13 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to herein occurs. Notwithstanding the foregoing, no adjustment of the Conversion Price will be made in any case in which the resulting increase or decrease in the Conversion Price would be less than 1% of the then prevailing Conversion Price, but in such case any adjustment that would otherwise have been required then to be made will be carried forward and made at the time of and together with the next subsequent adjustment to the Conversion Price which, together with any and all such adjustments so carried forward, will result in an increase or decrease in the Conversion Price by not less than 1%.

Section 2.14 Certificate as to Adjustment

The Company will from time to time immediately after the occurrence of any event that requires an adjustment in the Conversion Price as above provided, deliver an Officers' Certificate to the Trustee specifying the nature of the event requiring the adjustment and the amount of the adjustment thereby necessitated and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment therein specified must be verified by an opinion of the Company's auditors and will be conclusive and binding on all parties in interest. The Company must forthwith give notice, in the manner specified in Article XII, of such adjustment to each holder of Series 2 Notes, which notice must specify the Conversion Price after such adjustment and the event requiring such adjustment.

Section 2.15 Notice of Certain Events

In the event that the Company proposes:

(a) to declare on its Common Shares any cash dividend per share which when added to the sum of the last four cash dividends per share paid on its Common Shares would exceed the sum of such last four cash dividends per share by more than 50%;

(b) to declare on its Common Shares any dividend payable in shares of the Company (other than a stock dividend to the holders of Common Shares who exercise an option to receive in the ordinary course equivalent dividends in Common Shares in lieu of receiving cash dividends) or make any other distribution on its Common Shares (other than a cash dividend);

(c) to offer for subscription *pro rata* to all the holders of its Common Shares any additional shares of any class or securities convertible into or exchangeable for Common Shares or issue any other options, rights or warrants to all of such holders;

(d) to reclassify or change the Common Shares in the manner referred to in Section 2.16 or amalgamate or merge the Company with or into any other Companies or to sell, transfer or otherwise dispose of all or substantially all of the assets of the Company; or

(e) to be involved in any voluntary or involuntary dissolution, liquidation or winding-up of the Company

then, in each such case, the Company must give notice, in the manner specified in Article XII, to each holder of Series 2 Notes, of the action proposed to be taken and the date on which (i) the books of the Company will close or a record will be taken for such dividend, distribution, subscription rights or other options, rights or warrants, or (ii) such reclassification, change, amalgamation, merger, sale, transfer or other disposition, dissolution, liquidation or winding-up will take place, as the case may be, provided that the Company will only be required to specify in such notice such particulars of such action as have been fixed and determined at the date on which such notice is given. Such notice must also specify the date as of which the holders of Common Shares of record will participate in such dividend, distribution, subscription rights or other options, rights or warrants, or will be entitled to exchange their Common Shares for securities or other assets deliverable upon such reclassification, change, amalgamation, merger, sale, transfer or other disposition, dissolution, liquidation or winding-up, as the case may be. Such written notice must be given, with respect to the actions described in Sections 2.15(a), (b) and (c) above, not less than 15 days, and, with respect to the actions described in Sections 2.15(d) and (e) above, not less than 30 days, in each case prior to the record date or the date on which the Company's transfer books are to be closed with respect thereto.

Section 2.16 Reclassifications, Reorganizations, etc.

In case of any reclassification or change of the Common Shares (other than a change as a result of the subdivision or consolidation), or in the case of any amalgamation of the Company with, or merger of the Company into, any other Company (other than an amalgamation or merger in which the Company is the continuing Company and which does not result in any reclassification or change, other than as aforesaid, of the Common Shares), or in case of any sale, transfer or other disposition of all or substantially all of the assets of the Company, the Company or the Company formed by such amalgamation or the Company into which the Company has been merged or the Company which has acquired such assets, as the case may be, must execute and deliver to the Trustee a supplemental indenture providing that the holder of each Series 2 Note then outstanding will have the right thereafter (until the expiration of the conversion right of such Series 2 Note) to convert such Series 2 Note into the kind and amount of shares and other securities and assets receivable upon such reclassification, change, amalgamation, merger, sale, transfer or disposition by a holder of the number of Common Shares into which such Series 2 Note might have been converted immediately prior to such reclassification, change, amalgamation, merger, sale, transfer or other disposition. Such supplemental indenture must provide for adjustments which must be as nearly equivalent as may be practicable to the adjustments provided for in this Second Supplemental Indenture. The above provisions of this Section will similarly apply to successive reclassifications, changes, amalgamations, mergers, sales, transfers or other dispositions.

Section 2.17 Right of Conversion Ceases on Redemption

The right to convert any Series 2 Note called for redemption pursuant to the provisions hereof will terminate and expire at the close of business on the Business Day immediately prior to the Redemption Date for such Series 2 Notes, unless the Company makes default in the payment of the redemption price of such Series 2 Note in which case the right of conversion will survive and continue as if such Series 2 Note had not been called for redemption.

Section 2.18 Cancellation of Series 2 Notes

All Series 2 Notes surrendered for conversion will be cancelled by the Trustee and, subject to Section 2.11(4), no Series 2 Notes will be issued in substitution therefor.

Section 2.19 Governmental Requirements

If any of the Common Shares of the Company, reserved or to be reserved for the purpose of conversion of the Series 2 Notes hereunder, require registration or filing with or approval of any Governmental Agency under any Canadian or provincial law or United States federal or state law before such shares may be validly issued upon conversion or freely transferred thereafter, the Company will take such action within its control as may be necessary to secure such registration, filing or approval, as the case may be.

Section 2.20 Form and Denominations

The Series 2 Notes shall be issuable as fully registered notes and shall be substantially in the form set forth on Schedule A hereto.

Section 2.21 Additional Events of Default or Covenants

There are no additional events of default or covenants with respect to the Series 2 Notes, but all Events of Default and covenants specified in the Original Indenture shall be applicable to the Series 1 Notes.

ARTICLE 3
Miscellaneous Provisions

Section 3.01 Confirmation of Original Indenture

The Original Indenture, as amended and supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, is in all respects confirmed.

Section 3.02 Acceptance of Trusts

The Trustee hereby accepts the trusts in this Second Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture.

Section 3.03 Counterparts

This Second Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Second Supplemental Indenture to be duly executed, and their first respective corporate seals to be hereunto affixed, all as of the day and year first above written.

ALGOMA STEEL INC.

By: /s/ Glen Manchester
Vice President, Finance and Administration

By: /s/ Paul C. Finley
General Counsel and Corporate Secretary

WILMINGTON TRUST COMPANY

By: /s/ Michael W. Diaz
Michael W. Diaz, Authorized Signer

SCHEDULE A

[FORM OF FACE OF SECURITY]

ALGOMA STEEL INC.

1% Convertible Secured Note
due December 31, 2030

Number •

Principal Amount U.S.$
CUSIP NO. •

ALGOMA STEEL INC., a corporation duly organized and existing under the laws of Ontario (the "Company", which term includes any successor Person), for value received, promises to pay to •, or registered assigns, the principal sum of U.S. • DOLLARS, on December 31, 2030.

Interest Payment Dates: Interest in respect of the Series 2 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions, no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 2 Notes is payable as set out above occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Indenture (as defined below).

Record Dates: June 15 and December 15.

To the extent set forth in the Security Documents (as defined in the below-mentioned Indenture), payment hereon is secured by (i) a Lien on and security interest in the Secured Note Collateral, (ii) in the case of Shared Collateral, a Lien on and security interest in such Shared Collateral in favor of the Trustee (for the benefit of the Holders) and the Credit Agreement Secured Creditors and (iii) a security interest in the proceeds of business interruption insurance, the terms of which security interests are more fully set forth in the Security Documents.

OPTION OF HOLDER TO ELECT PURCHASE

TO: Wilmington Trust Company
Rodney Square North
100 North Market Street
Wilmington, Delaware 19890-0001

Attention: Corporate Trust Administration

If you want to elect to have this Security purchased by the Company pursuant to Section 4.16 or 4.17 of the Indenture, check the box:

Section 4.16 ☐ Section 4.17 ☐

If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.16 or 4.17 of the Indenture, state the amount: $_______________.

Date: ____________________ Your Signature: ____________________
(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee: ______________________________________

(Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP"), Signature Guarantee Medallion Program, or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.)

Reference is made to the further provisions of this Security contained herein, which shall for all purposes have the same effect as if set forth at this place.

IN WITNESS WHEREOF, the Company has caused this Security to be signed manually or by facsimile by its duly authorized officers.

Dated:

Attest: **ALGOMA STEEL INC.**

By: ____________________ By: ____________________
Name: Name:
Title: Title:

By: ______________________________

Name:
Title:

(Corporate Seal)

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

This is one of the Securities due December 31, 2030, of the series designated therein referred to in the within-mentioned Indenture.

Dated:

WILMINGTON TRUST COMPANY, the Trustee, certifies that this is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

By ______________________________
Authorized Signatory

FORM OF REGISTRATION PANEL

(No writing hereon except by the Registrar)

Date of Registration	In Whose Name Registered	Registrar

[FORM OF REVERSE SIDE OF SECURITY]

ALGOMA STEEL INC.

1% Convertible Secured Note
due December 31, 2030

1. Interest

ALGOMA STEEL INC., a corporation duly organized and existing under the laws of Ontario (the "Company", which term includes any successor Person), promises to pay interest on the principal amount of this Security at the rate of 1% *per annum*. Interest in respect of the Series 2 Notes shall accrue from and including January 29, 2002. Interest accruing:

(a) from and including January 29, 2002 to but excluding June 30, 2003, shall be payable on December 31, 2003;

(b) from and including June 30, 2003 to but excluding December 31, 2003, shall be payable on June 30, 2004; and

(c) from and including December 31, 2003, shall be payable on June 30 and December 31 in each year commencing June 30, 2004

provided that, notwithstanding the foregoing provisions, no interest shall be payable unless and until the obligations of the Company under the Credit Agreement have been repaid or refinanced. If a date on which interest on the Series 2 Notes is payable as set out above occurs before the obligations of the Company under the Credit Agreement have been repaid or refinanced, the interest payable on such date must be paid as soon as practicable after the obligations of the Company under the Credit Agreement have been repaid or refinanced in accordance with the provisions of Section 2.13 of the Indenture. Interest shall be computed on the basis of a 360-day year of twelve 30-day months. For disclosure purposes under the *Interest Act* (Canada), whenever in the Indenture or the Securities interest at a specified rate is to be calculated on the basis of a period less than a calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the relevant calendar year and divided by the number of days in such period.

The Company shall pay interest on overdue principal and on overdue installments of interest from time to time on demand at the rate borne by the Securities, plus 2% *per annum* and on overdue installments of interest (without regard to any applicable grace periods) to the extent lawful.

2. Method of Payment

The Company shall pay interest on the Securities (except defaulted interest) to the Persons who are the registered Holders at the close of business on the Record Date immediately preceding the Interest Payment Date even if the Securities are cancelled on registration of transfer or registration of exchange or conversion after such Record Date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company shall pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts ("U.S. Legal Tender"). However, the Company may pay principal and interest by wire transfer of Federal funds, or interest by check payable in such U.S. Legal Tender. The Company may deliver any such interest payment to the Paying Agent or to a Holder at the Holder's registered address.

3. Paying Agent and Registrar

Initially, Wilmington Trust Company shall act as Paying Agent and Registrar. The Company may change any Paying Agent, Registrar or co-Registrar without notice to the Holders.

4. Indenture

The Company issued the Securities under an Indenture, dated as of January 29, 2002 (the "Indenture"), among the Company and Wilmington Trust Company (collectively, the "Trustee"). Capitalized terms herein are used as defined in the Indenture unless otherwise defined herein. The terms of the Securities include those stated in the Indenture and those made part of the Indenture by reference to the *United States Trust Indenture Act of 1939*, as in effect on the date of the Indenture. Notwithstanding anything to the contrary herein, the Securities are subject to all such terms, and Holders of Securities are referred to the Indenture and such Act for a statement of them. The Securities are secured obligations of the Company limited in aggregate principal amount to U.S.$62,500,000.

As provided in the Indenture, the Securities are secured by the Lien of the Indenture and the Security Documents. Each Holder, by accepting a Security, authorizes the Trustee to execute and deliver the Intercreditor Agreement and other Security Documents and any Additional Security Documents and shall be bound by and entitled to the benefits of the Security Documents and Additional Security Documents, as the same may be amended, supplemented, revised, restated or replaced from time to time pursuant to the provisions thereof and of the Indenture. The Securities and each Holder's rights thereunder are subject to the terms of the Intercreditor Agreement, as the same may be amended, supplemented, revised, restated or replaced from time to time in accordance with the terms hereof.

5. Conversion

Any Series 2 Note or any portion of the principal amount thereof which is U.S.$1,000 or an authorized integral multiple thereof may, at the option of the holder thereof, at any time after the Conversion Price is determinable and up to, but not after, the close of business on the last Business Day immediately prior to the earlier of the Redemption Date of any Series 2 Note called for redemption and the Maturity Date of the Series 2 Notes, be converted into fully paid and non-assessable Common Shares at the Conversion Price then in effect. For the purpose of such conversion, the principal amount of the Series 2 Notes to be converted will be converted to Canadian dollars at the rate of exchange of Cdn.$1.60/U.S.$1, all subject to and in the manner set out in the Indenture. The Indenture also makes provision for the adjustment of the Conversion Price in the events therein specified.

6. Redemption

The Company may redeem prior to the conversion or maturity of the Series 2 Notes at any time the whole or from time to time any part of the principal amount of the Series 2 Notes upon payment in U.S. dollars of an amount equal to the principal amount thereof together with unpaid interest accrued thereon to but excluding the Redemption Date.

Subject to receipt of all required regulatory approvals and Section 2.08, and notwithstanding any other provisions of the Trust Indenture, the Company may, at its option, at any time and from time to time

(a) after December 31, 2002 and on or prior to December 31, 2009, if the Common Share Price for 30 consecutive trading days at any time exceeds an amount equal to 125% of the Conversion Price, and

(b) after December 31, 2009

on at least 30 days and not more than 60 days notice given in the manner provided in Article XII of the Original Indenture satisfy its obligation to pay the aggregate principal amount otherwise payable to the holders of Series 2 Notes to be redeemed on redemption or to holders of Series 2 Notes on the Maturity Date of the Series 2 Notes, as the case may be, by issuing Common Shares to such holders at a subscription price equal to the Conversion Price. For this purpose, the amount otherwise payable to the holders will be (converted to Canadian dollars at the rate of exchange of Cdn.$1.60/U.S.$1).

7. Additional Amounts

The Securities are redeemable, as a whole but not in part, at the option of the Company at any time upon not less than 30 nor more than 60 days' notice at a redemption price equal to the aggregate principal amount so redeemed, plus accrued and unpaid interest thereon to the date of redemption if the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Securities, any Additional Amounts as a result of any change in, or amendment to, the laws (or any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in, or amendment to, any official position regarding the application or interpretation of such laws or regulations, which change or amendment is announced or becomes effective on or after January 29, 2002.

8. Notice of Redemption

Notice of redemption shall be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of Securities to be redeemed at such Holder's registered address.

9. Change of Control Offer

Upon the occurrence of a Change of Control Triggering Event, the Company will be required to offer to purchase all of the outstanding Securities at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase.

Except as set forth in the Indenture, from and after any Redemption Date, if money for the redemption of the Securities called for redemption shall have been deposited with the Paying Agent for redemption on such Redemption Date, then, unless the Company defaults in the payment of such Redemption Price, the Securities called for redemption shall cease to bear interest and the only right of the Holders of such Securities shall be to receive payment of the Redemption Price.

10. Limitation on Disposition of Assets

The Company is obligated, subject to certain conditions, to make an offer to purchase Securities at a purchase price in cash equal to the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase with the net cash proceeds of certain sales or other dispositions of assets.

11. Denominations; Transfer; Exchange

The Securities are in registered form, without coupons, in denominations of U.S.$1,000 and integral multiples thereof. A Holder shall register the transfer of or exchange of Securities in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay certain transfer taxes or similar governmental charges payable in connection therewith as permitted by the Indenture. The Registrar need not register the transfer or exchange of any Securities or portions thereof selected for redemption.

12. Persons Deemed Owners

The registered Holder of a Security shall be treated as the owner of it for all purposes.

13. Unclaimed Funds

If funds for the payment of principal or interest remain unclaimed for two years after the date on which such payment shall have become due, the Trustee or the Paying Agent shall repay the funds to the Company at its request. After payment to the Company, all liability of the Trustee and such Paying Agent with respect to such funds shall cease.

14. Legal Defeasance and Covenant Defeasance

The Company may be discharged from its obligations under the Indenture, the Securities and the Security Documents, except for certain provisions thereof ("Legal Defeasance"), and may be discharged from its obligations to comply with certain covenants contained in the Indenture, the Securities and the Security Documents ("Covenant Defeasance"), in each case upon satisfaction of certain conditions specified in the Indenture.

15. Amendment; Supplement; Waiver

Subject to certain exceptions, the Indenture, the Security Documents or the Securities may be amended or supplemented with the written consent of the Holders of at least a majority in aggregate principal amount of the outstanding Securities of each series affected thereby, and any existing Default or Event of Default or compliance with any provision of the Indenture, the Security Documents or the Securities may be waived with the consent of the Holders of a majority in aggregate principal amount of the outstanding Securities of each series affected thereby. Without notice to or consent of any Holder, the parties thereto may amend or supplement the Indenture or the Securities to, among other things, cure any ambiguity, defect or inconsistency, provide for uncertificated Securities in addition to or in place of certificated Securities, comply with Article V of the Indenture or comply with any requirements under the TIA (to the extent applicable under the TIA and the Rules and Regulations thereunder) or under Canadian federal or provincial legislation relating to trust indentures provided that any such amendment or supplement to comply with such requirements does not materially adversely affect the rights of any Holder.

16. Restrictive Covenants

The Indenture imposes certain limitations on the ability of the Company and its Restricted Subsidiaries to, among other things, incur additional Indebtedness, pay dividends or make certain other Restricted Payments, create Liens, consummate certain Asset Sales and Collateral Asset Sales, enter into Sale and Leaseback Transactions, enter into certain transactions with Affiliates, and consummate certain mergers and consolidations or sales of all or substantially all of its assets. In addition, the Indenture limits the ability of the Company and its Restricted Subsidiaries to restrict distributions and dividends from such Restricted Subsidiaries. The limitations are subject to a number of important qualifications and exceptions. The Company must annually report to the Trustee on compliance with such limitations.

17. Successors

When a successor assumes all the obligations of its predecessor under the Securities, the Security Documents and the Indenture, and satisfies certain other conditions in accordance with Section 5.01 of the Indenture, the predecessor shall be released from those obligations.

18. Defaults and Remedies

If an Event of Default (other than an Event of Default specified in Section 6.01(vi) or (vii) of the Indenture) occurs and is continuing, the Trustee or the Holders of at least

25% in aggregate principal amount of Securities then outstanding may declare all the Securities to be due and payable immediately in the manner and with the effect provided in the Indenture. Holders of Securities may not enforce the Indenture or the Securities except as provided in the Indenture. The Trustee is not obligated to enforce the Indenture or the Securities unless it has received indemnity satisfactory to it. The Indenture permits, subject to certain limitations therein provided, Holders of at least a majority in aggregate principal amount of the Securities then outstanding to direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default in payment of principal or interest, including an accelerated payment) if it determines that withholding notice is in the interest of the Holders.

19. Trustee Dealing with Company

The Trustee under the Indenture, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company, its Subsidiaries or their respective Affiliates as if it were not a Trustee.

20. No Recourse Against Others

No stockholder, director, officer, employee or incorporator, as such, of the Company shall have any liability for any obligation of the Company under the Securities, the Security Documents or the Indenture or for any claim based on, in respect of or by reason of, such obligations or their creation. Each Holder of a Security by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

21. Authentication

This Security shall not be valid until an authorized signatory of the Trustee (or an authenticating agent) signs the certificate of authentication on this Security.

22. Abbreviations and Defined Terms

Customary abbreviations may be used in the name of a Holder of a Security or an assignee, such as: TEM COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

23. CUSIP Numbers

Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company may cause CUSIP numbers to be printed on the Securities as a convenience to the Holders of the Securities. No representation is made as to the accuracy of such numbers as printed on the Securities and reliance may be placed only on the other identification numbers printed hereon.

24. **Governing Law**

THE VALIDITY AND INTERPRETATION OF THE INDENTURE AND THE SECURITIES, AND THE TERMS AND CONDITIONS SET FORTH THEREIN, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. NOTWITHSTANDING THE PRECEDING SENTENCE, THE PERFECTION OF LIENS HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THERETO.

25. **Intercreditor Agreement**

This note is subject to the provisions of an intercreditor agreement dated as of January 29, 2002 among, *inter alia*, Algoma Steel Inc., the trustee for the holders hereof and Bank of America, N.A., as the same may be amended, supplemented, revised, restated or replaced from time to time.

The Company shall furnish to any Holder of a Security upon written request and without charge a copy of the Indenture. Requests may be made to: Algoma Steel Inc., 105 West Street, Sault Ste. Marie, Ontario P6A 7B4, Attention; General Counsel and Corporate Secretary.

ASSIGNMENT FORM

To assign this Security, fill in the form below:

I or we assign and transfer this Security to

____

____

(Print of type name, address and zip code of assignee)

____

(Insert Social Security or other identifying number of assignee)

and irrevocably appoint ________________________________
agent to transfer this Security on the books of the Company. The agent may substitute another to act for it.

Dated: ____________________ Signed: ________________________

(Sign exactly as name appears on the other side of this Security)

Signature Guarantee: ____

(Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP"), Signature Guarantee Medallion Program, or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934.)

ATTACHMENT 6

ALGOMA STEEL INC.

COMPUTERSHARE TRUST COMPANY OF CANADA

GENERAL SECURITY AGREEMENT

January 29, 2002

TABLE OF CONTENTS

GENERAL SECURITY AGREEMENT

THIS AGREEMENT is made as of the 29th day of January, 2002,

BY: Algoma Steel Inc., a corporation incorporated under the laws of Ontario and having its chief executive office at 105 West Street, Sault Ste. Marie, Ontario

(the "Corporation")

IN FAVOUR OF: Computershare Trust Company of Canada, as collateral agent

(the "Agent")

RECITALS:

A. The Corporation has entered into the Indenture with Wilmington Trust Company, as trustee (the "Trustee");

B. It is a requirement of the Indenture that the Corporation enter into this Agreement;

NOW THEREFORE in consideration of the sum of $1.00 and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Corporation agrees in favour of the Agent as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement:

"Accessions" means Goods that are installed in or affixed to other Goods;

"this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement and the Schedules hereto as they may be amended or supplemented from time to time, and not to any particular Article, section or other portion hereof or thereof;

"Business Day" has the meaning attributed to such term in the Indenture;

"Business Interruption Proceeds" has the meaning attributed to such term in the Intercreditor Agreement;

"Capital Expenditure Program" has the meaning attributed to such term in the Indenture;

"Chattel Paper" means one or more than one writing that evidences both a monetary obligation and a security interest in or a lease of specific Goods;

"Collateral" means all of the undertaking, property and assets of the Corporation subject to, or intended to be subject to, the Security Interest, and any reference to "**Collateral**" shall be deemed to be a reference to "**Collateral or any part thereof**" except where otherwise specifically provided;

"Document of Title" means any writing that purports to be issued by or addressed to a bailee and purports to cover such Goods in the bailee's possession as are identified or fungible portions of an identified mass, and that in the ordinary course of business is treated as establishing that the Person in possession of it is entitled to receive, hold and dispose of the document and the Goods it covers;

"Equipment" has the meaning attributed to such term in the Intercreditor Agreement;

"Event of Default" has the meaning attributed to such term in the Indenture;

"Excluded Assets" has the meaning attributed to such term in the Indenture;

"Goods" means tangible personal property other than Chattel Paper, Documents of Title, Instruments, Money and Securities, and includes fixtures, growing crops, the unborn young of animals, timber to be cut, and minerals and hydrocarbons to be extracted;

"Holder" has the meaning attributed to such term in the Indenture;

"Indenture" means the indenture dated as of January 29, 2002 between the Corporation and Wilmington Trust Company, as trustee, as amended or supplemented from time to time in accordance with the terms thereof;

"Instrument" means,

(i) a bill, note or cheque within the meaning of the *Bills of Exchange Act* (Canada) or any other writing that evidences a right to the payment of Money and is of a type that in the ordinary course of business is transferred by delivery with any necessary endorsement or assignment, or

(ii) a letter of credit and an advice of credit if the letter or advice states that it must be surrendered upon claiming payment thereunder,

but does not include a writing that constitutes part of Chattel Paper, a Document of Title or a Security;

"Intangibles" means all personal property, including choses in action, that is not Goods, Chattel Paper, Documents of Title, Instruments, Money or Securities;

"Intercreditor Agreement" shall have the meaning attributed to such term in the Indenture;

"Lien" has the meaning attributed to such term in the Indenture;

"Money" means a medium of exchange authorized or adopted by the Parliament of Canada as part of the currency of Canada or by a foreign government as part of its currency, including, without limitation, U.S. Legal Tender;

"Notes" has the meaning attributed to the term "Securities" in the Indenture;

"Obligations" means all of the obligations, liabilities and indebtedness of the Corporation to the Holders, the Trustee and the Agent from time to time, whether present or future, absolute or contingent, liquidated or unliquidated, of whatsoever nature or kind, in any currency or otherwise, under or in respect of:

(i) the Notes;

(ii) the Indenture; and

(iii) the Security Documents (including this Agreement and the Intercreditor Agreement),

and any other document or agreement executed by the Corporation in connection therewith;

"Person" has the meaning attributed to such term in the Indenture;

"PPSA" means the *Personal Property Security Act* (Ontario) as amended from time to time and any Act substituted therefor and amendments thereto;

"Proceeds" means identifiable or traceable personal property in any form derived directly or indirectly from any dealing with property or the proceeds therefrom, and includes any payment representing indemnity or compensation for loss of or damage to property or proceeds therefrom;

"Property" has the meaning attributed to such term in the Indenture;

"Purchase-Money Security Interest" means,

(i) a Lien taken or reserved in Collateral to secure payment of all or part of its price, or

(ii) a Lien taken by a Person who gives Value for the purpose of enabling the debtor to acquire rights in or to Collateral to the extent that the Value is applied to acquire the rights,

but does not include a transaction of sale by and lease back to the seller;

"Receiver" means any of a receiver, manager, receiver-manager and receiver and manager;

"Security" means a document that is,

(i) issued in bearer, order or registered form,

(ii) of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment,

(iii) one of a class or series or by its terms is divisible into a class or series of documents, and

(iv) evidence of a share, participation or other interest in property or in an enterprise or is evidence of an obligation of the issuer,

and includes an uncertificated security within the meaning of Part VI (Investment Securities) of the *Business Corporations Act* (Ontario);

"Security Documents" has the meaning attributed to such term in the Indenture;

"Security Interest" has the meaning attributed to such term in section 2.1;

"Shared Collateral" has the meaning attributed to such term in the Intercreditor Agreement;

"Subsidiary" has the meaning attributed to such term in the Indenture;

"U.S. Legal Tender" has the meaning attributed to such term in the Indenture; and

"Value" means any consideration sufficient to support a simple contract and includes an antecedent debt or liability.

1.2 Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 References to Articles and Sections

Whenever in this Agreement a particular Article, section or other portion thereof is referred to then, unless otherwise indicated, such reference pertains to the particular Article, section or portion thereof contained herein.

1.4 Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. Legal Tender.

1.5 Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6 Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.7 Amendment, Waiver

No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Corporation hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

ARTICLE 2 - SECURITY INTEREST

2.1 Creation of Security Interest

Subject to sections 2.2 and 2.3 hereof, the Corporation hereby grants to the Agent, on behalf of the Trustee, by way of security interest, mortgage, pledge, charge, assignment and hypothec, a security interest (the "Security Interest") in the undertaking of the Corporation and in:

(a) all Goods (including without limitation all parts, accessories, attachments, additions and Accessions thereto) whether or not such Goods are now or hereafter become fixtures, all Chattel Paper, all Documents of Title (whether negotiable or not), all Instruments, all Intangibles, all Money and all Securities, all Equipment, all Business Interruption Proceeds and all Shared Collateral, and all other personal property (other than the Excluded Assets), in each case now owned or hereafter acquired by or on behalf of the Corporation or in respect of which the Corporation now or hereafter has any right, title or interest (including, without limitation, such as may be returned to or repossessed by the Corporation) and including, without limitation, all contracts, licenses, computer software, warranties, ownership certificates, manuals, publications, books, statements of account, bills, invoices, letters and other documents or records in any form evidencing or relating to any of the foregoing property;

(b) all renewals of, accretions to and substitutions for any of the property described in clause 2.1(a); and

(c) all Proceeds (including Proceeds of Proceeds) of any of the property described in clauses 2.1(a) and 2.1(b), including, without limitation a Purchase Money Security Interest in any Property acquired by the Corporation as part of the Capital Expenditure Program, the acquisition of which by the Corporation has been, is being, or will be financed by the issuance of the Notes.

2.2 Exception for Last Day of Leases

The Security Interest granted hereby does not and shall not extend to, and Collateral shall not include, the last day of the term of any lease or sub-lease, oral or written, or any agreement therefor, now held or hereafter acquired by the Corporation. but upon the sale of the leasehold interest or any part thereof the Corporation shall stand possessed of such last day in trust to assign the same as the Agent shall direct.

The Security Interest granted hereby does not and shall not extend or attach to, and Collateral shall not include any agreement, right, franchise, licence, lease, permit or other obligation of whatever nature of kind (the "contractual rights") to which the Corporation is a party or of which the Corporation has a benefit, to the extent that a consent is required with respect thereto, but the Corporation shall hold its interest therein in trust, to the extent permitted, for the Agent and shall, upon the request of the Agent, assign such interest to the Agent forthwith upon obtaining a consent. In addition, the Security Interest granted hereby in respect of any Collateral which is inventory and accounts receivable shall not be effective or attach until the occurrence of the events set out in Section 10.01 of the Indenture.

2.3 Attachment

The attachment of the Security Interest has not been postponed and the Security Interest shall attach to any particular Collateral as soon as the Corporation has rights in such Collateral.

ARTICLE 3 - OBLIGATIONS SECURED

3.1 Obligations Secured

The Security Interest granted hereby secures payment, performance and satisfaction of the Obligations.

ARTICLE 4 - CERTAIN AGREEMENTS OF THE CORPORATION

4.1 Restrictions on Dealing with Collateral

The Corporation agrees that it shall not, except as specifically permitted in the Indenture, without the prior consent in writing of the Agent:

(a) sell, assign, transfer, exchange, lease, consign or otherwise dispose of any Goods or all or any part of the Collateral as a whole; or

(b) create, assume or suffer to exist any Lien upon the Collateral.

No provision hereof shall be construed as a subordination or postponement of the Security Interest to or in favour of any other Lien, whether or not such Lien is permitted hereunder or otherwise.

4.2 Verification of Collateral

The Agent shall have the right but not the obligation at any time and from time to time to verify the existence and state of the Collateral in any manner the Agent may consider appropriate and the Corporation agrees to furnish all assistance and information and to perform all such acts as the Agent may reasonably request in connection therewith and for such purpose to grant to the Agent or its agents access to all places where Collateral may be located and to all premises occupied by the Corporation.

4.3 Expenses

The Corporation shall pay to the Agent on demand all of the Agent's reasonable costs, charges and expenses (including, without limitation, legal fees on a solicitor and his own client basis and Receiver's fees) in connection with the preparation, registration or amendment of this Agreement, the perfection or preservation of the Security Interest, the enforcement by any means of any of the provisions hereof or the exercise of any rights, powers or remedies hereunder, including, without limitation, all such costs, charges and expenses in connection with taking possession of Collateral, carrying on the Corporation's business, collecting the Corporation's accounts and taking custody of, preserving, repairing, processing, preparing for disposition and disposing of Collateral, together with interest on such costs, charges and expenses from the dates incurred to the date of payment at the rate normally charged by the Agent on similar accounts.

4.4 Further Assurances

(a) The Corporation shall at its own expense do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, pledges, charges, assignments, security agreements, hypothecs and assurances (including instruments supplemental or ancillary hereto) and such financing statements as the Agent may from time to time request or as are in the opinion of counsel necessary to better assure and perfect its security on the Collateral.

(b) At such times as the Agent may reasonably request, the Corporation shall cause to be delivered to the Agent an opinion of counsel stating that, in the opinion of such counsel, all such action has been taken including, but not limited to, the execution and delivery and the registration, filing re-registration, refiling or re-recording of this Agreement and all instruments supplemental or ancillary hereto, as is necessary or of advantage to validly give to the Agent, on behalf of the Trustee, and to maintain the Security Interest granted hereby.

ARTICLE 5 - SECURITIES

5.1 Securities

If Collateral at any time includes Securities, the Corporation authorizes the Agent, on behalf of the Trustee, to transfer the same or any part thereof into its own name or that of its nominee so that the Agent, on behalf of the Trustee, or its nominee may appear as the sole owner of record thereof; provided that, until the occurrence of an Event of Default, the Agent shall deliver promptly to the Corporation all notices or other communications received by the Agent or its nominee as such registered owner and, upon demand and receipt of payment of any necessary expenses thereof, shall grant to the Corporation or its nominee a proxy to vote and take all action with respect to such Securities. After the occurrence of an Event of Default, the Corporation waives all rights to receive any notices or communications received by the Agent or its nominee as such registered owner and agrees that no proxy granted by the Agent to the Corporation or its nominee as aforesaid shall thereafter be effective.

ARTICLE 6 - COLLECTION OF DEBTS

6.1 Collection of Debts

Before or after the occurrence of an Event of Default, the Agent may give notice of the Security Interest to any Person obligated to pay any debt or liability constituting Collateral and may also after the occurrence and during the continuance of an Event of Default , direct such Person to make all payments on account of any such debt or liability to the Agent. The Corporation acknowledges that any payments received by the Corporation from such Persons, whether before or after notification of the Security Interest to such Persons and after the occurrence and during the continuance of an Event of Default, shall be received and held by the Corporation in trust, or as agent in the Province of Quebec, for the Agent, on behalf of the Trustee, and shall be turned over to the Agent upon request.

ARTICLE 7 - REMEDIES

7.1 Appointment of Receiver

Upon the occurrence of an Event of Default, the Agent may appoint by instrument any Person, whether an officer or an employee of the Agent or not, to be a Receiver of Collateral and may remove any Receiver so appointed and appoint another in place of such Receiver in the same manner. Any such Receiver shall be deemed the agent of the Corporation and not of the Agent for the purpose of (i) carrying on and managing the business and affairs of the Corporation, and (ii) establishing liability for all acts or omissions of the Receiver while acting as such, and the Agent shall not be in any way responsible for any acts or omissions on the part of any such Receiver, its officers, employees and agents. The Corporation hereby irrevocably authorizes the Agent to give instructions to the Receiver relating to the performance of its duties. The Corporation hereby irrevocably waives any right it may have now or in the future under any applicable law, including, without limitation, the PPSA, to make application to a court for the removal, replacement or discharge of the Receiver or for directions on any matter relating to the duties of the Receiver (unless such duties are not being performed in a commercially reasonable manner) or in respect of the Receiver's accounts or remuneration or in respect of any other matter.

Subject to the provisions of the instrument appointing it, any such Receiver shall have the power to take possession of Collateral, to preserve Collateral or its value in such manner as it considers appropriate, to carry on or concur in carrying on all or any part of the business of the Corporation and to sell, lease or otherwise dispose of or concur in selling, leasing or otherwise disposing of Collateral in such manner and on such terms as it considers to be commercially reasonable. To facilitate the foregoing powers, any such Receiver may enter upon, use and occupy all premises owned or occupied by the Corporation wherein Collateral may be situate to the exclusion of all others to the extent permitted by law, including the Corporation, maintain Collateral upon such premises, borrow money on a secured or unsecured basis, incur reasonable expenses in the exercise of the rights, powers and remedies set out in this Agreement and use Collateral directly in carrying on the Corporation's business or as security for loans or advances to enable it to carry on the Corporation's business or otherwise, as such Receiver shall, in its discretion, determine. In addition, the Receiver shall have the following rights, powers and remedies:

(a) to make payments to Persons having prior rights or Liens on properties on which the Corporation may hold a Lien and to Persons having prior rights or Liens on the Collateral; and

(b) to demand, commence, continue or defend proceedings in the name of the Agent, on behalf of the Trustee, or of the Receiver or in the name of the Corporation for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of the Collateral and to give effectual receipts and discharges therefor.

Except as may be otherwise directed by the Agent, all Proceeds received from time to time by such Receiver in carrying out its appointment shall be received in trust, or as agent in the Province of Quebec, for and paid over to the Agent, on behalf of the Trustee. Every such Receiver may, in the discretion of the Agent, be vested with all or any of the rights and powers of the Agent.

7.2 Exercise of Remedies by Agent

Upon the occurrence of an Event of Default, the Agent may, either directly or through its agents or nominees, exercise all the powers and rights available to a Receiver by virtue of section 7.1. In addition to the rights granted in this Agreement and in any other agreement now or hereafter in effect between the Corporation and the Agent and in addition to any other rights the Agent may have at law or in equity or otherwise, the Agent shall have, both before and after the occurrence of an Event of Default, all rights and remedies of a secured party under the PPSA.

7.3 Possession of Collateral

The Corporation acknowledges that the Agent or any Receiver appointed by it may take possession of Collateral wherever it may be located and by any method permitted by law and the

Corporation agrees upon request from the Agent or any such Receiver to assemble and deliver possession of Collateral at such place or places as directed.

7.4 Remedies Not Exclusive

All rights, powers and remedies of the Agent under this Agreement may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Agent and any other rights, powers and remedies of the Agent however created or arising. No single or partial exercise by the Agent of any of the rights, powers and remedies under this Agreement or under any other security now or hereafter held by the Agent shall preclude any other and further exercise of any other right, power or remedy pursuant to this Agreement or any other security or at law, in equity or otherwise. The Agent shall at all times have the right to proceed against Collateral or any other security in such order and in such manner as it shall determine without waiving any rights, powers or remedies which the Agent may have with respect to this Agreement or any other security or at law, in equity or otherwise. No delay or omission by the Agent in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof or of any other right, power or remedy.

7.5 Corporation Liable for Deficiency

The Corporation shall remain liable to the Agent for any deficiency after the proceeds of any sale, lease or disposition of Collateral are received by the Agent.

7.6 Exclusion of Liability of Agent and Receiver

The Agent shall not, nor shall any Receiver appointed by it, be liable for any failure to exercise its rights, powers or remedies arising hereunder or otherwise, including without limitation any failure to take possession of, collect, enforce, realize, sell, lease or otherwise dispose of, preserve or protect the Collateral, to carry on all or any part of the business of the Corporation relating to the Collateral or to take any steps or proceedings for any such purposes. Neither the Agent nor any Receiver appointed by it shall have any obligation to take any steps or proceedings to preserve rights against prior parties to or in respect of Collateral including without limitation any Instrument, Chattel Paper or Securities, whether or not in the Agent's or the Receiver's possession, and neither the Agent nor any Receiver appointed by it shall be liable for failure to do so. Subject to the foregoing, the Agent shall use reasonable care in the custody and preservation of the Collateral in its possession.

7.7 Notice of Sale

Unless required by law, neither the Agent nor any Receiver appointed by it shall be required to give the Corporation any notice of any sale, lease or other disposition of the Collateral, the date, time and place of any public sale of Collateral or the date after which any private disposition of Collateral is to be made.

7.8 Currency Conversion

In the event that from time to time any of the Collateral, or any portion of any of the Collateral, is in a currency different from the currency of any of the Obligations, the Agent may convert the Collateral, or any portion thereof, in accordance with section 12.17 of the Indenture.

ARTICLE 8 - APPLICATION OF PROCEEDS

8.1 Application of Proceeds

The Proceeds arising from the enforcement of the Security Interest as a result of the possession by the Agent or the Receiver of the Collateral or from any sale, lease or other disposition of, or realization of security on, the Collateral (except following acceptance of Collateral in satisfaction of the Obligations) shall be applied by the Agent or the Receiver in the following order, except to the extent otherwise required by law, the Indenture or by any other agreement entered into by the Trustee and/or Agent, the Corporation, and any other creditor of the Corporation:

(a) first, in payment of the Agent's reasonable costs, charges and expenses (including legal fees on a solicitor and his own client basis) incurred in the exercise of all or any of the rights, powers or remedies granted to it under this Agreement, and in payment of the reasonable remuneration of the Receiver, if any, and the reasonable costs, charges and expenses incurred by the Receiver, if any, in the exercise of all or any of the rights, powers or remedies granted under this Agreement;

(b) second, in payment of amounts paid by the Agent or the Receiver pursuant to clause 7.1(a);

(c) third, in payment of all money borrowed or advanced by the Agent or the Receiver, if any, pursuant to the exercise of the rights, powers or remedies set out in this Agreement and any interest thereon;

(d) fourth, in payment of the remainder of the Obligations in such order of application as the Agent may determine;

(e) fifth, subject to sections 8.2 and 8.3, to any Person who has a security interest in Collateral that is subordinate to that of the Agent and whose interest,

    (i) was perfected by possession, the continuance of which was prevented by the Agent or the Receiver taking possession of Collateral, or

    (ii) was, immediately before the sale, lease or other disposition by the Agent or the Receiver, perfected by registration;

(f) sixth, subject to sections 8.2 and 8.3, to any other Person with an interest in such Proceeds who has delivered a written notice to the Agent or the Receiver of the interest before the distribution of such Proceeds; and

(g) the balance, if any, subject to sections 8.2 and 8.3, to the Corporation or any other Person who is known by the Agent or the Receiver to be an owner of the Collateral.

8.2 Proof of Interest

The Agent or the Receiver may require any Person mentioned in clauses 8.1(e), 8.1(f) or 8.1(g) to furnish proof of that Person's interest, and unless the proof is furnished within ten days after demand by the Agent or the Receiver, the Agent or the Receiver need not pay over any portion of the Proceeds referred to therein to such Person.

8.3 Payment Into Court

Where there is a question as to who is entitled to receive payment under clauses 8.1(e), 8.1(f) or 8.1(g), the Agent or the Receiver may pay the Proceeds referred to therein into court.

8.4 Monies Actually Received

The Corporation shall be entitled to be credited only with the actual Proceeds arising from the possession, sale, lease or other disposition of, or realization of security on, the Collateral when received by the Agent or the Receiver and such actual Proceeds shall mean all amounts received in cash by the Agent or the Receiver upon such possession, sale, lease or other disposition of, or realization of security on, the Collateral.

ARTICLE 9 - GENERAL

9.1 Power of Attorney

The Corporation hereby appoints the Agent as the Corporation's attorney, with full power of substitution, in the name and on behalf of the Corporation, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as the Corporation has herein agreed to execute, deliver and do or as may be required by the Agent or any Receiver to give effect to this Agreement or in the exercise of any rights, powers or remedies hereby conferred on the Agent, or the Receiver and generally to use the name of the Corporation in the exercise of all or any of the rights, powers or remedies hereby conferred on the Agent, or the Receiver. This appointment, coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Corporation or for any other reason.

9.2 Set-Off

The Agent may at any time and from time to time, without notice to the Corporation or to any other Person, set-off, appropriate and apply any and all deposits, general or special, matured or unmatured, held by or for the benefit of the Corporation with the Agent, and any other indebtedness and liability of the Agent to the Corporation, matured or unmatured, against and on account of the Obligations when due, in such order of application as the Agent may from time to time determine.

9.3 Dealings with Others

The Agent may grant extensions of time and other indulgences, take and give up security, accept compositions, make settlements, grant releases and discharges and otherwise deal with the Corporation, debtors of the Corporation, sureties and other Persons and with Collateral and other security as the Agent sees fit, without prejudice to the liability of the Corporation to the Agent or the rights, powers and remedies of the Agent under this Agreement.

9.4 No Obligation to Advance

Nothing herein contained shall in any way obligate the Agent to advance any funds, or otherwise make or continue to make any credit available, to the Corporation.

9.5 Perfection of Security

The Corporation authorizes the Agent to file such financing statements and other documents and do such acts, matters and things as the Agent may consider appropriate to perfect and continue the Security Interest, to protect and preserve the interest of the Agent in Collateral and to realize upon the Security Interest, but the Agent shall not be obligated to, or be liable for, any failure to take any such acts.

9.6 Communication

Any notice or other communication, including a demand or a direction, required or permitted to be given hereunder shall be given in accordance with the Indenture and if to the Agent to:

Computershare Trust Company of Canada
100 University Avenue
12th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Attention: Corporate Trust
Facsimile No.: (416) 981-9777

Notwithstanding the foregoing, if the PPSA requires that a notice or other communication be given in a specified manner, then any such notice or communication shall be given in such manner.

9.7 Successors and Assigns

This Agreement shall be binding on the Corporation and its successors and shall enure to the benefit of the Agent and its successors and assigns. This Agreement shall be assignable by the Agent free of any set-off, counter-claim or equities between the Corporation and the Agent, and the Corporation shall not assert against an assignee of the Agent any claim or defense that the Corporation has against the Agent.

9.8 Copy Received

The Corporation hereby acknowledges receipt of a copy of this Agreement and a copy of the financing statement/verification statement registered under the PPSA in respect of the Security Interest.

9.9 Joint Liability

If this Agreement has been executed by more than one debtor, the obligations of each shall be joint and several.

IN WITNESS WHEREOF the Corporation has executed this Agreement as of this 29th day of January, 2002.

ALGOMA STEEL INC.

By: /s/ Glen Manchester
Glen Manchester
Vice President, Finance and Administration

By: /s/ Paul C. Finley
Paul C. Finley
General Counsel and Corporate Secretary

ATTACHMENT 7

DEMAND DEBENTURE

ARTICLE 1
PROMISE TO PAY

1.1 Promise to Pay

Algoma Steel Inc. (the "Corporation"), a corporation incorporated under the laws of Ontario and having its chief executive office at 105 West Street, Sault Ste. Marie, Ontario, P6A 5P2, for value received, hereby promises to pay to or to the order of Computershare Trust Company of Canada, as collateral agent (the "Agent") at its corporate trust office at 100 University Avenue, 12th Floor, South Tower, Toronto, Ontario, M5J 2Y1 or at such other place as the Agent may direct at any time and from time to time, **ON DEMAND**, the principal amount of One Hundred and Eighty-Seven Million Five Hundred Thousand Dollars in U.S. Legal Tender (U.S.$187,500,000) and all other amounts now or hereafter payable hereunder, together with interest on the principal amount and on all other amounts now or hereafter payable hereunder, in the case of principal, from the date hereof, and in the case of costs, charges and expenses from the date on which they were incurred and in the case of all other amounts, from the date on which such other amounts are payable, in each case calculated and payable monthly on the 15th day of each and every month at the rate of 30% per annum as well after as before demand, default and judgment, together with interest on overdue interest at the same rate (the principal amount, such interest and all other amounts now or hereafter payable hereunder being referred to herein as the "Obligations Secured").

ARTICLE 2
INTERPRETATION

2.1 Definitions

In this Debenture:

"**Business Day**" means any day, other than Saturday, Sunday or any day on which banking institutions are not required to open in the City of New York or the City of Toronto;

"**Business Interruption Proceeds**" means any proceeds of any business interruption insurance maintained by the Corporation;

"**Capital Stock**" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person;

"**Chattel Paper**" means one or more than one writing that evidences both a monetary obligation and a security interest in or a lease of specific Goods;

"**Common Stock**" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether or not voting) of such Person's common stock, whether outstanding on the date hereof or issued after the date hereof, and includes, without limitation, all series and classes of such common stock;

"**Consumer Goods**" means Goods that are used or acquired for use primarily for personal, family or household purposes;

"**this Debenture**", "**hereto**", "**herein**", "**hereof**", "**hereby**", "**hereunder**", and any similar expressions refer to this Debenture and the Schedules attached hereto as they may be amended or supplemented from time to time, and not to any particular Article, section or other portion hereof;

"**Document of Title**" means any writing that purports to be issued by or addressed to a bailee and purports to cover such Goods in the bailee's possession as are identified or fungible portions of an identified mass, and that in the ordinary course of business is treated as establishing that the Person in possession of it is entitled to receive, hold and dispose of the document and the Goods it covers;

"**Equipment**" means any "**equipment**", as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Corporation or in which the Corporation now has or hereafter acquires any rights and wherever located, and, in any event, shall include, without limitation, all machinery, equipment, furnishings, fixtures, vehicles and computers and other electronic data-processing and other office equipment now owned or hereafter acquired by the Corporation or in which the Corporation now has or hereafter acquires any rights and wherever located, and any and all additions, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto;

"**Event of Default**" has the meaning attributed to such term in section 5.1;

"**Excluded Assets**" has the meaning ascribed thereto in the Trust Indenture;

"**Goods**" means tangible personal property other than Chattel Paper, Documents of Title, Instruments, Money and Securities, and includes fixtures, growing crops, the unborn young of animals, timber to be cut, and minerals and hydrocarbons to be extracted;

"**Instrument**" means,

(i) a bill, note or cheque within the meaning of the *Bills of Exchange Act* (Canada) or any other writing that evidences a right to the payment of Money and is of a type that in the ordinary course of business is transferred by delivery with any necessary endorsement or assignment, or

(ii) a letter of credit and an advice of credit if the letter or advice states that it must be surrendered upon claiming payment thereunder,

but does not include a writing that constitutes part of Chattel Paper, a Document of Title or a Security;

"**Intangibles**" means all personal property, including choses in action, that is not Goods, Chattel Paper, Documents of Title, Instruments, Money or Securities;

"**Leases**" means all present and future leases and sub-leases of, and agreements to lease or sub-lease, the whole or any part of the Real Properties and all licenses whereby the Corporation gives any other Person the right to use or occupy the whole or any part of the Real Properties, in each case whether oral or written and for the time being in effect, and all supplements, amendments, renewals or replacements thereof or therefor which may now or hereafter be effected or entered into, but does not include registered easements or rights in the nature of an easement;

"**Lien**" means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal Property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person, and any filing of or agreement to give any financing statement under the Uniform Commercial Code or the PPSA (or equivalent statute or statutes) of any jurisdiction other than to reflect ownership by a third party of Property leased to the referent Person under a lease that is not in the nature of a conditional sale or title retention agreement);

"**Money**" means a medium of exchange authorized or adopted by the Parliament of Canada as part of the currency of Canada or by a foreign government as part of its currency, including, without limitation, U.S. Legal Tender;

"**Mortgaged Property**" means all of the undertaking, property and assets of the Corporation subject to, or intended to be subject to, the mortgages, pledges, charges assignments, security interests and hypothecs created hereby;

"**Obligations Secured**" has the meaning ascribed thereto in section 1.1;

"**Permitted Liens**" has the meaning ascribed to it in the Trust Indenture;

"**Person**" means any individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof;

"**Preferred Stock**" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation;

"**Property**" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real or immovable, personal or moveable or mixed, or tangible or corporeal, or intangible or incorporeal, including, without limitation, Capital Stock in any other Person;

"**PPSA**" means the *Personal Properly Security Act* (Ontario) as amended from time to time and any Act substituted therefor and amendments thereto;

"**Receiver**" means any of a receiver, manager, receiver-manager and receiver and manager;

"**Real Properties**" means all of the property and assets of the Corporation subject to, or intended to be subject to, the mortgages, pledges, charges, assignments, security interests and hypothecs created by sections 3.1(a), 3.1(b) and 3.4;

"**Security**" means a document that is,

(i) issued in bearer, order or registered form,

(ii) of a type commonly dealt in upon securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment,

(iii) one of a class or series or by its terms is divisible into a class or series of documents, and

(iv) evidence of a share, participation or other interest in property or in an enterprise or is evidence of an obligation of the issuer,

and includes an uncertificated security within the meaning of Part VI (Investment Securities) of the *Business Corporations Act* (Ontario);

"**Trust Indenture**" means the indenture between the Corporation and Wilmington Trust Company, as trustee (the "Trustee") dated January , 2002, as amended by the first and second supplemental indenture, each dated as of the same date, and as the same may further be amended or supplemented from time to time; and

"**U.S. Legal Tender**" means such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

2.2 Headings

The inclusion of headings in this Debenture is for convenience of reference only and shall not affect the construction or interpretation hereof.

2.3 References to Sections

Whenever in this Debenture a particular article, section or other portion thereof is referred to, such reference pertains to the particular article, section or portion thereof contained herein, unless otherwise indicated.

2.4 Currency

Except where otherwise expressly provided, all amounts in this Debenture are stated and shall be paid in U.S. Legal Tender.

2.5 Gender and Number

In this Debenture, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

2.6 Invalidity of Provisions

Each of the provisions contained in this Debenture is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

2.7 Amendment, Waiver

No amendment or waiver of this Debenture shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Debenture shall constitute a waiver of any other provision nor shall any waiver of any provision of this Debenture constitute a continuing waiver unless otherwise expressly provided.

2.8 Governing Law, Attornment

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Corporation hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

ARTICLE 3
SECURITY

3.1 Creation of Security

As continuing security for the payment of the Obligations Secured and the performance by the Corporation of all its covenants and obligations hereunder, but subject to sections 3.2 and 3.3 hereof and Permitted Liens, the Corporation hereby grants, assigns, transfers, mortgages, pledges, charges and hypothecates, as and by way of a fixed and specific mortgage, pledge, charge, assignment, security interest and hypothec to and in favour of the Agent, on behalf of the Trustee:

(a) all freehold real and immoveable property now owned or hereafter acquired by the Corporation, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith, and including without limitation the lands and premises described in Schedule A hereto;

(b) all leasehold property now or hereafter leased by the Corporation, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith;

(c) (i) all income, revenues and profits derived from any tenancy, use or occupation of the Real Properties and all rents and other sums payable to the Corporation pursuant to the terms of any Leases;

(ii) all benefits, advantages and powers to be derived under the Leases, with full power and authority to demand, sue for, recover, receive and give receipts for all rents and all other moneys payable thereunder and otherwise to enforce the rights of the landlord thereunder on behalf of and in the name of the Corporation; and

(iii) the benefit of all guarantees and indemnities with respect to any Leases and the performance of any obligations of any tenant thereunder;

(d) all equipment, machinery, computer hardware, vehicles and all other personal property (other than Consumer Goods) now owned or hereafter acquired by the Corporation, including, without limitation, all Chattel Paper, all Instruments, all Documents of Title, all Intangibles, all Money, all Securities, all Equipment and all Business Interruption Proceeds, in each case now owned or hereafter acquired by or on behalf of the Corporation or in respect of which the Corporation now or hereafter has any right, title or interest (including, without limitation, such as may be returned to or repossessed by the Corporation) and including, without limitation, the property described in Schedule B hereto, and all contracts, licenses, computer software, ownership certificates, manuals, publications, books, statements of accounts, bills, invoices, letters and other documents or records evidencing or relating to all or any part thereof;

(e) all renewals of, accretions to and substitutions for any of the property described in sections 3.1(a) to 3.1(d) both inclusive; and

(f) all proceeds in any form now or hereafter derived from the sale, lease or other disposition of any of the property and assets of the Corporation subject to, or intended to be subject to, the mortgages, pledges, charges, assignments, security interests and hypothecs created by sections 3.1(a) to 3.1(e), both inclusive.

3.2 <u>Exceptions</u>

(a) The last day of the term reserved by any lease or sub-lease, oral or written, or any agreement therefor now held or hereafter acquired by the Corporation is hereby excepted out of the mortgages, pledges, charges, assignments, security interests and hypothecs hereby created and does not and shall not form part of the Mortgaged Property, but upon the sale of the leasehold interest or any part thereof the Corporation shall stand possessed of such last day in trust to assign the same as the Agent shall direct.

The security interest granted hereby does not and shall not extend or attach to, and Mortgaged Property shall not include any agreement, right, franchise, licence, lease, permit or other obligation of whatever nature of kind (the "contractual rights") to which the Corporation is a party or of which the Corporation has a benefit, to the extent that a consent is required with respect thereto, but the Corporation shall hold its interest therein in trust, to the extent permitted, for the Agent and shall, upon the request of the Agent, assign such interest to the Agent forthwith upon obtaining a consent. In addition, any security interest created by this Debenture in respect of inventory and accounts receivable included in the Mortgaged Property shall not be effective or attach until the occurrence of the events set out in Section 10.01 of the Trust Indenture.

(b) Excluded Assets are hereby excepted out of the mortgages, pledges, charges, assignments, security interests and hypothecs hereby created and do not and shall not form part of the Mortgaged Property.

3.3 <u>Attachment</u>

The attachment of the security interest created hereby has not been postponed and such security interest shall attach to any particular property intended to be subject to the security interest created hereby as soon as the Corporation has rights in such property.

3.4 <u>Abutting Lands</u>

The Corporation acknowledges, declares and agrees that it is its intention than this Debenture shall comply with the requirements of Section 50 of the *Planning Act* (Ontario) and shall include all real property owned by the Corporation which abuts the lands described in

Schedule B attached hereto and in the event that any such abutting land has not been included in the said description, such omission was unintentional. The Corporation hereby charges and pledges to the Agent, on behalf of the Trustee, any such abutting land which may exist and covenants and agrees to execute and deliver any further charges or amendments to this Charge that may be required by the Agent in order to achieve such compliance or to more effectually or fully charge the entire parcel or parcels of lands owned by the Corporation.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 <u>General Covenants</u>

The Corporation covenants that it shall not, except as specifically permitted in the Trust Indenture, without the prior consent in writing of the Agent:

(a) sell, assign, transfer, exchange, lease, consign or otherwise dispose of any of its property and assets which are subject to, or intended to be subject to, the fixed and specific mortgages, pledges, charges, assignments, security interests and hypothecs created by section 3.1; or

(b) create, assume or suffer to exist any Lien upon all or any part of the Mortgaged Property other than Permitted Liens.

No provision hereof shall be construed as a subordination or postponement of this Debenture and/or the security created hereby to or in favour of any other Lien, whether or not such Lien is permitted hereunder or otherwise.

4.2 <u>Verification of Mortgaged Property</u>

The Agent shall have the right but not the obligation at any time and from time to time to verify the existence and state of the Mortgaged Property in any manner the Agent may consider appropriate and the Corporation agrees to furnish all assistance and information and to perform all such acts as the Agent may reasonably request in connection therewith and for such purpose to grant to the Agent or its agents access to all places where any part of the. Mortgaged Property may be located and to all premises occupied by the Corporation.

4.3 <u>Further Assurances</u>

The Corporation shall at its own expense do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, mortgages, pledges, charges, assignments, security agreements, hypothecs, and assurances (including instruments supplemental or ancillary hereto) and such financing statements as the Agent may from time to time request to better assure and perfect its security on the Mortgaged Property or any part thereof, including, without limitation, specifically mortgaging, pledging, charging, assigning and hypothecating in favour of the Agent, on behalf of the Trustee, the right, title and interest of the Corporation in all property and assets subject to, or intended to be subject to, the mortgages, pledges, charges, assignments, security interests and hypothecs created by section 3.1 which the Corporation shall hereafter acquire.

ARTICLE 5
EVENTS OF DEFAULT

5.1 <u>Events of Default</u>

If the Corporation defaults in payment on demand of all or any part of the Obligations Secured or any other "Event of Default" as defined in the Trust Indenture occurs, such event shall constitute an Event of Default.

ARTICLE 6
REMEDIES

6.1 Automatic Consequences of an Event of Default

Upon the occurrence of an Event of Default, the Obligations Secured shall immediately be due and payable by the Corporation to the Agent without the necessity of any further act or formality, the security hereby created shall become enforceable.

6.2 Remedies

If the security created hereby becomes enforceable, the Agent or an agent appointed by the Agent may (but shall not be obligated to) in its discretion:

(a) take possession of all or any part of the Mortgaged Property with power to exclude the Corporation and its officers, employees and agents therefrom;

(b) take all such steps as the Agent may consider necessary or desirable for the purposes of preserving, maintaining and completing all or any part of the Mortgaged Property and making such replacements thereof and improvements and additions thereto as the Agent shall consider expedient;

(c) carry on all or any part of the business of the Corporation relating to the Mortgaged Property and use all or any part of the Mortgaged Property directly m carrying on the Corporation's business or as security for loans or advances to enable it to carry on the Corporation's business or otherwise;

(d) receive the rents, incomes and profits of any kind whatsoever from the Mortgaged Property and pay therefrom (i) any expenses of preserving, maintaining and completing the Mortgaged Property, of making such replacements thereof and improvements and additions thereto as the Agent may consider expedient and of carrying on all or any part of the business of the Corporation relating to the Mortgaged Property, and (ii) any charges against the Mortgaged Property ranking in priority to or *pari passu* with the security created by this Debenture or the payment of which may be necessary or desirable to preserve or protect all or any part of the Mortgaged Property or the interest of the Agent, on behalf of the Trustee, therein;

(e) lease all or any part of the Mortgaged Property and renew from time to time all or any of the Leases on such terms and conditions as the Agent may determine;

(f) with or without taking possession, take any action or proceedings to enforce the performance of any covenant contained in any of the Leases;

(g) enjoy and exercise all the powers of the Corporation as the Agent considers necessary or desirable for the exercise of any and all of the remedies of the Agent provided for herein, including, without limitation, the powers to make any arrangement or compromise on behalf and in the name of the Corporation which the Agent considers expedient, to purchase on credit and borrow money on behalf and in the name of the Corporation and to advance its own moneys to the Corporation, all at such rates of interest as the Agent may consider reasonable, and to enter into contracts and undertake obligations on behalf of and in the name of the Corporation for any and all of the foregoing purposes or which the Agent considers necessary or desirable for the exercise of any of the rights, powers and remedies of the Agent provided for herein, all of which borrowings, advances and obligations together with interest thereon shall, at the discretion of the Agent, be entitled to the security hereof in priority to the payment of the Obligations Secured;

(h) with or without taking possession, sell or otherwise dispose of all or any part of the Mortgaged Property either as a whole or in separate parcels, whether by public auction, by public tender or by private sale, at such time and places, and on such terms and conditions as to reserve bid or otherwise as the Agent shall determine, with or without notice, advertising or any other formality, all of which are hereby waived by the Corporation to the extent permitted by law; the Agent or any of its agents or nominees may be a purchaser or otherwise acquire the right, title and interest in all or any part of the Mortgaged Property at any such sale or other disposition; any such sale or other disposition may, in the discretion of the Agent, be for cash or on credit or partly for cash and partly on credit and shall be on such terms and conditions as the Agent may determine; provided that, in the case of any sale on credit or partly on credit, the Agent shall not be accountable for any proceeds thereof unless and until actually received by the Agent in cash; the Agent may rescind or vary any contract of sale or other disposition that may have been entered into and resell or otherwise dispose of all or any part of the Mortgaged Property without being answerable for any loss;

(i) apply to a court for the appointment of a Receiver to take possession of all or such part of the Mortgaged Property as the Agent shall designate, with such duties, powers and obligations as the court making the appointment shall confer, and the Corporation hereby irrevocably consents to the appointment of such Receiver;

(j) with or without taking possession, by instrument executed by the Agent, appoint a Receiver of all or any part of the Mortgaged Property and of the rents, income and profits therefrom and may from time to time by similar instrument remove any Receiver and appoint another in its place and upon the appointment of any such Receiver or Receivers from time to time the following provisions shall apply:

(i) every such Receiver shall be vested with all of the rights, powers, remedies and discretions of the Agent set forth in sections 6.2(a) to 6.2(h), both inclusive, and section 6.2(k), including, without limitation, the power to do all acts, exercise all discretions and make all determinations of the Agent described therein;

(ii) every such Receiver shall have the power to borrow money on the security of the Mortgaged Property in priority to the security created by this Debenture for the purpose of the preservation, maintenance, completion or protection of the Mortgaged Property or any part thereof or for making any replacements thereof or improvements and additions thereto or for carrying on all or any part of the business of the Corporation relating to the Mortgaged Property, and in so doing the Receiver may issue certificates designated as "Receiver's Certificates" which may be payable either to order or to bearer and may be payable at such time or times as the Receiver may think expedient and shall bear interest at such rates of interest as the Receiver may consider reasonable, and the amounts from time to time payable pursuant to such Receiver's Certificates shall form a charge upon the Mortgaged Property in priority to the security created by this Debenture;

(iii) the Agent may from time to time fix the remuneration of every such Receiver who shall be entitled to deduct the same out of the receipts derived from or comprising part of the Mortgaged Property or the proceeds thereof;

(iv) every such Receiver shall be deemed to be an agent of the Corporation and not of the Agent for the purposes of:

(A) carrying on and managing the business and affairs of the Corporation, and

(B) establishing liability for all of the acts or omissions of the Receiver while acting as such and the Agent shall not be in any way responsible for any acts or omissions on the part of any such Receiver, its officers, employees and agents;

provided that, without restricting the generality of the foregoing, the Corporation irrevocably authorizes the Agent to give instructions to the

Receiver relating to the performance of its powers and discretions as set out herein;

(v) the appointment of every such Receiver by the Agent or anything which may be done by any such Receiver or the removal of any such Receiver or the termination of any such receivership shall not have the effect of constituting the Agent a mortgagee in possession in respect of the Mortgaged Property or any part thereof;

(vi) no such Receiver shall be liable to the Corporation to account for moneys other than moneys actually received by such Receiver in respect of the Mortgaged Property and every such Receiver shall apply such moneys so received in the manner provided in section 7.1; and

(vii) the Agent may at any time and from time to time terminate any such receivership by notice in writing executed by the Agent to any such Receiver; and

(k) take any steps or proceedings of any kind permitted by law or in equity or otherwise to enforce payment of the Obligations Secured or performance of any other covenant or obligation of the Corporation contained herein and exercise all rights and remedies of a secured party under the PPSA or to realize all or any parts of the security created hereby.

6.3 **Remedies Not Exclusive**

All rights, powers and remedies of the Agent under this Debenture may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Agent and any other rights, powers and remedies of the Agent however created or arising. No single or partial exercise by the Agent of any of the rights, powers and remedies under this Debenture or under any other security now or hereafter held by the Agent shall preclude any other and further exercise of any other right, power or remedy pursuant to this Debenture or any other security or at law, in equity or otherwise. The Agent shall at all times have the right to proceed against all or any portion of the Mortgaged Property or any other security in such order and in such manner as it shall determine without waiving any rights, powers or remedies which the Agent may have with respect to this Debenture or any other security or at law, in equity or otherwise. No delay or omission by the Agent in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof or of any other right, power or remedy.

6.4 **Deficiency**

In the case of any judicial or other steps or proceedings to enforce the security hereby created, and without limiting any right of the Agent to obtain judgment for any greater amount, the Corporation shall remain liable to the Agent for any amount which may remain due in respect of the Obligations Secured after application to the payment thereof of the proceeds of any sale, lease or other disposition of the Mortgaged Property or any part thereof.

6.5 **Exclusion of Liability of Agent and Receiver**

The Agent shall not, nor shall any Receiver appointed by it nor shall any of its agents, be liable for any exercise or failure to exercise its rights, powers or remedies arising hereunder or otherwise, including without limitation any failure to take possession of, collecting, enforcing, realizing, selling, leasing or otherwise disposing of, preserving, maintaining, completing, protecting, replacing or improving all or any part of the Mortgaged Property, carrying on all or any part of the business of the Corporation relating to the Mortgaged Property or taking any steps or proceedings for any such purposes or any failure to do any of the foregoing. Neither the Agent nor any Receiver appointed by it shall have any obligation to take any steps or proceedings to preserve rights against prior parties to or in respect of all or any part of the Mortgaged Property including, without limitation, Instruments, Chattel Paper and Securities, whether or not in the Agent's or the Receiver's possession and neither the Agent nor any Receiver appointed by it shall be liable for failure to do so. Subject to the foregoing, the

Agent shall use reasonable care in the custody and preservation of the Mortgaged Property in its possession.

6.6 Notice of Sale

Unless required by law, neither the Agent nor any Receiver appointed by it shall be required to give the Corporation any notice of any sale, lease or other disposition of the Mortgaged Property or any part thereof or the date after which any private disposition of Mortgaged Property or any part thereof is to be made.

6.7 Obligation to Execute Transfers, etc.

In the event of any sale, lease or other disposition of all or any part of the Mortgaged Property in accordance with the provisions of this Debenture, whether by the Agent or any Receiver or under judicial proceedings, the Corporation shall execute and deliver to the Purchaser or other Person acquiring all or any part of the Mortgaged Property or any right, title or interest therein, on demand, any deeds, leases, documents, transfers, conveyances, assignments, assurances and consents reasonably necessary to confirm to such purchaser or such other Person the title or other right or interest in such parts of the Mortgaged Property so sold, leased or otherwise disposed of.

6.8 Payment of Prior Claims

If the Agent is at any time or from time to time required to make a payment to defeat or honour the priority, or possible priority of a mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance on or in respect of all or any part of the Mortgagee Property, any such payment or payments, and the costs, charges and expenses of the Agent in connection therewith (including legal fees on a solicitor and his own client basis) shall payable by the Corporation on demand.

ARTICLE 7
APPLICATION OF MONEYS

7.1 Application of Moneys

The moneys arising from the enforcement of the security created hereby as a result of the possession by the Agent or the Receiver of the Mortgaged Property or any part thereof or from any sale, lease or other disposition of, or realization of security on, the Mortgaged Property or any part thereof (except following foreclosure or other acceptance of the Mortgaged Property or part thereof in satisfaction of the Obligations Secured) shall be applied by the Agent or the Receiver in the following order, except to the extent otherwise required by law or by any other agreement entered into by the Agent and/or the Trustee, the Corporation or any other creditor of the Corporation:

(a) first, in payment of the Agent's reasonable costs, charges and expenses (including legal fees on a solicitor and his own client basis) incurred in the exercise of all or any of the rights, powers or remedies granted to it under this Debenture, and in payment of the reasonable remuneration of the Receiver, if any, and the reasonable costs, charges and expenses incurred by the Receiver, if any, in the exercise of all or any of the rights, powers or remedies available to the Receiver under this Debenture;

(b) second, in payment of amounts paid by the Agent or the Receiver pursuant to section 6.2(d)(ii);

(c) third, in payment of all money borrowed or advanced by the Agent or the Receiver, if any, whether evidenced by Receiver's Certificates or otherwise, pursuant to the exercise of the rights, powers or remedies set out in this Debenture and any interest thereon;

(d) fourth, in payment of the remainder of the Obligations Secured in such order of application as the Agent may determine;

(e) fifth, subject to sections 7.2 and 7.3, to any Person who has a security interest in the Mortgaged Property or part thereof that is subordinate to that of the Agent and whose interest,

(i) was perfected by possession, the continuance of which was prevented by the Agent or the Receiver taking possession of the Mortgaged Property; or

(ii) was, immediately before the sale, lease or other disposition by the Agent or the Receiver, perfected by registration;

(f) sixth, subject to sections 7.2 and 7.3, to any other Person with an interest in such moneys who has delivered a written notice to the Agent or the Receiver of the interest before the distribution of such moneys; and

(g) the balance, if any, subject to sections 7.2 and 7.3, to the Corporation or any other Person who is known by the Agent or the Receiver to be an owner of the Mortgaged Property.

7.2 Proof of Interest

The Agent or the Receiver may require any Person mentioned in sections 7.1(e), 7.1(f) or 7.1(g) to furnish proof of that Person's interest, and unless the proof is furnished within ten days after demand by the Agent or the Receiver, the Agent need not pay over any portion of the moneys referred to therein to such Person.

7.3 Payment Into Court

Where there is a question as to who is entitled to receive payment under sections 7.1(e), 7.1(f) or 7.1(g), the Agent or the Receiver may pay the moneys referred to therein into court.

ARTICLE 8
GENERAL

8.1 Releases

The Agent may in its discretion from time to time release any part of the Mortgaged Property or any other security either with or without any sufficient consideration therefor, without responsibility therefor and without thereby releasing any other part of the Mortgaged Property or any other security or any Person from the security created by this Debenture or from any of the covenants herein contained. Each and every portion into which the Mortgaged Property is or may hereafter be divided does and shall stay charged with the Obligations Secured. No Person shall have the right to require the Obligations Secured to be apportioned and the Agent, shall not be accountable to the Corporation for any moneys except those actually received by the Agent.

8.2 Power of Attorney

The Corporation hereby appoints the Agent as the Corporation's attorney, with full power of substitution, in the name and on behalf of the Corporation, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as the Corporation has herein agreed to execute, deliver and do or as may be required by the Agent or any Receiver to give effect to this Debenture or in the exercise of any rights, powers or remedies hereby conferred on the Agent or the Receiver, and generally to use the name of the Corporation in the exercise of all or any of the rights, powers or remedies hereby conferred on the Agent or any Receiver. This appointment, coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Corporation or for any other reason.

8.3 Expenses

The Corporation shall pay to the Agent on demand all of the Agent's reasonable costs, charges and expenses (including, without limitation, legal fees on a solicitor and his own client basis and Receiver's fees) in connection with the preparation, registration or amendment of this Debenture, the perfection or preservation of any security created hereby, the enforcement by any means of any provisions hereof or the exercise of any rights, powers or remedies hereunder, including, without limitation, all such costs, charges and expenses in connection with taking possession, maintaining, completing, preserving, protecting, collecting or realizing upon all or any part of the Mortgaged Property or carrying on all or any part of the business of the Corporation relating to the Mortgaged Property, together with interest thereon from the date such costs, charges and expenses were incurred to the date of payment at the rate normally charged by the Agent on similar accounts.

8.4 Set-Off

The Agent may at any time and from time to time, without notice to the Corporation or to any other Person, set-off, appropriate and apply any and all deposits, general or special, matured or unmatured, held by or for the benefit of the Corporation with the Agent, and any other indebtedness and liability of the Agent to the Corporation, matured or unmatured, against and on account of the Obligations Secured when due, in such order of application as the Agent may from time to time determine.

8.5 Discharge of Debenture

After the Obligations Secured have been paid in full, the Agent shall, at the written request and expense of the Corporation, cancel and discharge this Debenture and execute and deliver to the Corporation such instruments as shall be necessary to discharge this Debenture and to release or reconvey to the Corporation any property and assets subject to the security created hereby; provided however that this Debenture may be pledged or hypothecated to the Agent or deposited with or held by the Agent as security for any debts, liabilities or other obligations of the Corporation. This Debenture shall not be deemed to have been satisfied, discharged or redeemed by any intermediate payment or satisfaction of the whole or any part of the Obligations Secured or such debts, liabilities or other obligations or by reason of the account of the Corporation having ceased to be in debit while this Debenture remained so pledged, hypothecated, deposited or held, but shall constitute and be a continuing security to the Agent for a current or running account.

8.6 No Merger of Estates

There shall not be deemed to be any merger of this Debenture, nor of the rights and interests of the Agent hereunder, with the estate in the Real Properties or with the reversion or rights and interests of the Corporation or the Agent under any instrument affecting the Mortgaged Property by reason only of the fact that the same Person may own or acquire, directly or indirectly, two or more estates, rights or interests in the Mortgaged Property until all Persons having any interest under this Debenture, the estate in the Real Properties or with the reversion or rights and interests of the Corporation or the Agent under any instrument affecting the Mortgaged Property, by an appropriate instrument, so declare and provide.

8.7 No Obligation to Advance

Neither the issue nor delivery of this Debenture shall obligate the Agent to advance any funds, or otherwise make or continue to make any credit available, to the Corporation.

8.8 Exclusion of Implied Covenants

The implied covenants deemed to be included in a charge under subsection 7(1) of the *Land Registration Reform Act* (Ontario) shall be and are hereby expressly excluded from the terms of this Debenture.

8.9 Dealings with Others

The Agent may grant extensions of time and other indulgences, take and give up security, accept compositions, make settlements, grant releases and discharges and otherwise deal with the Corporation, debtors of the Corporation, sureties and other Persons and with all or any part of the Mortgaged Property and other security as the Agent sees fit, without prejudice to any debts and liabilities of the Corporation to the Agent or the rights, powers and remedies of the Agent under this Debenture.

8.10 Perfection of Security

The Corporation authorizes the Agent to file such financing statements and other documents and do such acts, matters and things (including completing and adding schedules identifying all or any part of the Mortgaged Property) as the Agent may consider appropriate to perfect and continue the security created by this Debenture, to protect and preserve the interest of the Agent, on behalf of the Trustee, in the Mortgaged Property and to realize upon this Debenture but the Agent shall not be obligated to or liable for any failure to take any such acts.

8.11 Communication

Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

(a) if to the Corporation:

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, Ontario
P6A 5P2

Attention: General Counsel and Corporate Secretary
Telecopier number. (705) 945-2203
Telephone number: (705) 945-2201

(b) if to the Agent:

Computershare Trust Company of Canada
100 University Avenue
12th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Attention: Corporate Trust
Telecopier number: (416) 981-9777

Each of the Corporation and the Agent by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Corporation and the Agent shall be deemed to have been given or made as of the date so delivered if personally delivered; when receipt is acknowledged, if telecopied; and five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee).

Notwithstanding the foregoing, if the PPSA requires that a notice or other communication be given in a specified manner, then any such notice or communication shall be given in such manner.

8.12 Successors and Assigns

This Debenture shall be binding on the Corporation and its successors and shall entire to the benefit of the Agent and its successors and assigns. The Obligations Secured shall be paid, and this Debenture shall be assignable by the Agent, free of any set-off, counter-claim or equities between the Corporation and the Agent.

8.13 Copy Received

The Corporation acknowledges receipt of a copy of this Debenture and a copy of the financing statement/verification statement registered under the PPSA in respect of the security created hereby.

8.14 Conflicts

To the extent there is any conflict or inconsistently between this Debenture and the Trust Indenture, the provisions of the Trust Indenture shall govern.

8.15 Currency Conversion

If, in connection with any action or proceeding brought in connection with this Agreement or any judgment or order obtained as a result thereof, it becomes necessary to convert any amount due hereunder in U.S. Legal Tender into currency of Canada ("Canadian Legal Tender") or Canadian Legal Tender into U.S. Legal Tender, then the conversion shall be made at the rate of exchange quoted by Bank of America, N.A, as its spot rate of exchange for the conversion of U.S. Legal Tender or Canadian Legal Tender, as applicable (the "First Currency"), to the other (the "Second Currency") at approximately noon (New York time) on such day (the "Conversion Rate") on the first Business Day prior to the day on which payment is received.

If the conversion is not able to be made in the manner contemplated by the preceding paragraph in the jurisdiction in which the action or proceeding is brought, then the conversion shall be made at the Conversion Rate on the day on which the judgment is given.

If the Conversion Rate on the date of payment is different from the Conversion Rate on such first Business Day or on the date of judgment, as the case may be, the Corporation shall pay such additional amount (if any) in the Second Currency as may be necessary to ensure that the amount paid on such payment date is the aggregate amount in the Second Currency which, when converted at the Conversion Rate on the date of payment, is the amount due in the First Currency, together with all costs, charges and expenses of conversion. Any additional amount owing by the Corporation pursuant to the provisions of this section shall be due as a separate debt and shall give rise to a separate cause of action and shall not be affected by or merged into any judgment obtained for any other amounts due under or in respect of this Agreement.

IN WITNESS WHEREOF the Corporation has executed this Debenture as of January , 2002.

ALGOMA STEEL INC.

By: /s/ Paul Finley
Name:
Title:

I have authority to bind the Corporation.

ATTACHMENT 8

ALGOMA STEEL INC.

COMPUTERSHARE TRUST COMPANY OF CANADA

TRUST MONEYS ACCOUNT HYPOTHECATION AGREEMENT

January 29, 2002

McCarthy Tétrault LLP TDO-RED #8140734 v. 5 - MS WORD

Table of Contents

TRUST MONEYS ACCOUNT HYPOTHECATION AGREEMENT

THIS AGREEMENT is made as of the 29th day of January, 2002,

BETWEEN:

ALGOMA STEEL INC., a corporation incorporated under the laws of Ontario and having its chief executive office at 105 West Street, Sault Ste. Marie, Ontario, P6A 5P2

(the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, as collateral agent

(the "Agent")

RECITALS:

A. The Corporation has entered into the Indenture with Wilmington Trust Company, as trustee (the "Trustee");

B. The Agent, on behalf of the Trustee, has established the Trust Moneys Account (as such terms are defined in the Indenture) to be operated and maintained by the Agent in accordance with the terms of the Indenture and this Agreement;

C. It is a requirement of the Indenture that the Corporation enter into this Agreement pursuant to which the interest of the Corporation in the Trust Moneys Account is to be pledged to the Agent, on behalf of the Trustee, as additional security for the Obligations (as defined herein);

NOW THEREFORE in consideration of the sum of $1.00 and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

"this Agreement", "hereto", "herein", "hereof", "hereby", "hereunder" and any similar expressions refer to this Agreement as it may be amended or supplemented from time to time, and not to any particular Article, section or other portion hereof;

"Business Day" has the meaning attributed to such term in the Indenture;

"Event of Default" has the meaning attributed to such term in the Indenture;

"Holder" has the meaning attributed to such term in the Indenture;

"Indenture" means the indenture dated as of January 29, 2002 between the Corporation and the Trustee, as amended or supplemented from time to time in accordance with the terms thereof;

"Intercreditor Agreement" has the meaning attributed to such term in the Indenture;

"Lien" has the meaning attributed to such term in the Indenture;

"Obligations" means all of the obligations, liabilities and indebtedness of the Corporation to the Holders, the Trustee and the Agent from time to time, whether present or future, absolute or contingent, liquidated or unliquidated, of whatsoever nature or kind, in any currency or otherwise, under or in respect of:

(i) the Securities;

(ii) the Indenture; and

(iii) the Security Documents (including this Agreement and the Intercreditor Agreement),

and any other document or agreement executed by the Corporation in connection therewith;

"Person" has the meaning attributed to such term in the Indenture;

"Pledged Collateral" has the meaning specified in section 3.1 and any reference to Pledged Collateral is deemed to be a reference to "Pledged Collateral or any part of the Pledged Collateral", except where otherwise specifically provided;

"PPSA" means the *Personal Property Security Act* (Ontario) as amended from time to time and any Act substituted therefor and amendments thereto;

"Proceeds" means identifiable or traceable personal property in any form derived directly or indirectly from any dealing with the Pledged Collateral or the proceeds therefrom, and includes any payment representing indemnity or compensation for loss of or damage to the Pledged Collateral or proceeds therefrom;

"Securities" has the meaning attributed to such term in the Indenture;

"Security Documents" has the meaning attributed to such term in the Indenture;

"Security Interest" has the meaning attributed to such term in section 3.1;

"Trust Moneys Account" has the meaning set forth in the Recitals to this Agreement; and

"U.S. Legal Tender" has the meaning attributed to such term in the Indenture.

1.2 **Headings**

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3 **References to Articles and Sections**

Whenever in this Agreement a particular Article, section or other portion thereof is referred to then, unless otherwise indicated, such reference pertains to the particular Article, section or portion thereof contained herein.

1.4 **Currency**

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. Legal Tender.

1.5 **Gender and Number**

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.6 **Invalidity of Provisions**

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

1.7 **Amendment, Waiver**

No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.8 **Governing Law, Attornment**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Corporation hereby irrevocably attorns to the jurisdiction of the courts of Ontario.

ARTICLE 2
TRUST MONEYS ACCOUNT

2.1 **Establishment of Trust Moneys Account**

The Agent, on behalf of the Trustee, shall establish, maintain and operate the Trust Moneys Account in accordance with and subject to the provisions of the Indenture and the provisions of this Agreement, as applicable. The Trust Moneys Account shall be established and maintained by the Agent at its corporate trust office at 100 University Avenue, 12th Floor, South Tower, Toronto, Ontario, M5J 2Y1 in the name of the Corporation. The term "Trust Moneys Account" as used in this Agreement shall also include any other account in the name of the Corporation at any office of the Agent now or hereafter designated by the Corporation with the consent of the Agent and the Trustee to be a Trust Moneys Account pursuant to this Agreement, and all other accounts in the name of the Corporation at any office of the Agent established or maintained in substitution for all or any part of any account which is, at the time of substitution, a Trust Moneys Account.

The Corporation expressly acknowledges and agrees that the Trust Moneys Account will be established, operated and maintained in accordance with the foregoing.

ARTICLE 3
SECURITY INTEREST

3.1 **Creation of Security Interest**

The Corporation hereby grants to the Agent, on behalf of the Trustee, by way of security interest, mortgage, pledge, charge, assignment and hypothec a security interest (the "Security Interest") in the following (the "Pledged Collateral"):

(a) the Trust Moneys Account, the credit balances at any time in the Trust Moneys Account and all amounts from time to time on deposit in the Trust Moneys Account;

(b) all cash or other personal property at any time deposited, delivered to the Corporation for deposit, transferred or otherwise credited to any of the Trust Moneys Account;

(c) all interest at any time accruing on any of the Trust Moneys Account;

(d) all certificates of deposit and instruments issued by the Agent evidencing the Trust Moneys Account;

(e) all personal property of any kind acquired at any time by the Corporation or by the Agent on behalf of the Corporation from funds deposited, transferred or otherwise credited to any of the Trust Moneys Account;

(f) all personal property of any kind acquired at any time by the Corporation in renewal of, substitution for, as owner of, or as a result of the exercise of any rights relating to, any of the property described in this section;

(g) all dividends, income or other distributions, whether paid or distributed in cash, securities or other property at any time paid or distributed in respect of any of the property described in this section;

(h) all Proceeds (including Proceeds of Proceeds) of any of the property described in this section; and

(i) all security or certificates for or evidencing any of the property described in this section.

3.2 **Attachment**

The attachment of the Security Interest has not been postponed and the Security Interest shall attach to any particular Pledged Collateral as soon as the Corporation has rights in such Pledged Collateral.

3.3 **Obligations Secured**

The Security Interest granted by the Corporation in section 3.1 secures payment, performance and satisfaction of the Obligations.

ARTICLE 4
SPECIAL CONDITIONS AND RESTRICTIONS APPLICABLE TO THE TRUST MONEYS ACCOUNT AND THE PLEDGED COLLATERAL

4.1 **Special Conditions Applicable to the Trust Moneys Account**

Notwithstanding any other provision herein or the terms of any other agreement, whether express or implied, between the Corporation and the Agent including without limitation any operating account agreement relating to any of the Trust Moneys Account, as long as any Obligations exist:

(a) subject to section 5.1, the Agent is not indebted or liable to make any payment to the Corporation in respect of any credit balance in any of the Trust Moneys Account other than pursuant to and in strict compliance with the provisions of Article XI of the Indenture; and

(b) the Corporation has no right to withdraw any credit balance in any of the Trust Moneys Account, to draw cheques, bills of exchange or other instruments or other orders for the payment of money against any of the Trust Moneys Account, or to assign, transfer, create a Lien (other than Permitted Liens) upon or otherwise deal with any credit balance in any of the Trust Moneys Account or any interest of the Corporation in any of the Trust Moneys Account.

4.2 **Actual Practices Irrelevant**

The provisions of section 4.1 shall apply notwithstanding that fact that:

(a) the Agent's records and statements of account or other documents prepared for the Corporation from time to time indicate the existence of credit balances in any of the Trust Moneys Account;

(b) the Agent from time to time may permit the Corporation to take any of the actions described in clause 4.1(b); or

(c) any other statement, practice or evidence inconsistent with section 4.1.

4.3 **Pledged Collateral in Name of Agent**

At the request of the Agent, the Corporation will cause such of the Pledged Collateral as is registrable to be registered in the name of the Agent, on behalf of the Trustee, or its nominee and authorizes the Agent to transfer such Pledged Collateral into the name of the Agent or its nominee, so that the Agent or its nominee may appear as the sole owner of record of such Pledged Collateral. At the request of the Agent, the Corporation will deliver to the Agent appropriate powers of attorney for transfer in blank, duly executed, in respect of such of the Pledged Collateral as is registrable.

4.4 **Notices and Other Communication in Respect of Pledged Collateral**

The Corporation will deliver promptly to the Agent copies of all notices or other communications received by the Corporation in respect of the Pledged Collateral. The Corporation waives all rights to receive any notices or communications received by the Agent or its nominee in respect of the Pledged Collateral.

4.5 **Delivery of Pledged Collateral to the Agent**

All Pledged Collateral received at any time by or on behalf of the Corporation will be received and held by or on behalf of the Corporation in trust for the Agent, on behalf of the Trustee, and shall be delivered to the Agent immediately on receipt.

4.6 **Registrations and Deliveries**

(1) Forthwith after the execution of this Agreement and after the execution of each instrument supplemental or ancillary hereto, the Corporation shall, as applicable, register, file or record the same or a financing statement or other prescribed statement in respect thereof at all offices where, in the opinion of counsel, such registration, filing or recording may be necessary or advisable to preserve or protect the Security Interest.

(2) Promptly after any such registration, filing, recording or renewal, the Corporation shall cause to be delivered to the Agent certificates establishing such registration, filing, recording or renewal and opinion of counsel evidencing that the provisions

of the section have been complied with in respect of this Agreement or such supplemental or ancillary instrument, as the case may be.

(3) Forthwith after execution of this Agreement and after the execution of each instrument supplemental or ancillary hereto, the Corporation shall deliver to the Agent such documents as, in the opinion of counsel, are necessary or appropriate to preserve or protect the Security Interest.

4.7 **Further Assurances**

(a) The Corporation, at its own expense, will do, execute, acknowledge and deliver or cause to be done executed, acknowledged and delivered all further acts, security agreements, pledges, charges, assignments, hypothecs, powers of attorney and assurances (including instruments supplemental or ancillary to this agreement) and financing statements as the Agent may request from time to time or as in the opinion of counsel are necessary to assure and perfect its security on the Pledged Collateral.

(b) At such times as the Agent may reasonably request, the Corporation shall cause to be delivered to the Agent an opinion of counsel stating that, in the opinion of such counsel, all such action has been taken including, but not limited to, the execution and delivery and the registration, filing, re-registration, refiling or re-recording of this Agreement and all instruments supplemental or ancillary hereto, as is necessary or of advantage to validly give to the Agent, on behalf of the Trustee, and to maintain the Security Interest granted hereby.

4.8 **Verification of Pledged Collateral**

The Agent shall have the right at any time and from time to time to verify the existence and state of the Pledged Collateral in any manner the Agent may consider appropriate and the Corporation agrees to furnish all assistance and information and to perform all such acts as the Agent may reasonably request in connection therewith and for such purpose to grant to the Agent or its agents access to all places where Pledged Collateral may be located and to all premises occupied by the Corporation.

4.9 **Expenses**

The Corporation shall pay to the Agent on demand all of the Agent's reasonable costs, charges and expenses (including, without limitation, legal fees on a solicitor and his own client basis) in connection with the preparation, registration or amendment of this Agreement, the perfection or preservation of the Security Interest, the enforcement by any means of any of the provisions hereof or the exercise of any rights, powers or remedies hereunder, including, without limitation, all such costs, charges and expenses in connection with taking possession of Pledged Collateral, carrying on the Corporation's business, collecting the Corporation's accounts and taking custody of, preserving, repairing, processing, preparing for disposition and disposing of Pledged Collateral, together with interest on such costs, charges and expenses from the dates incurred to the date of payment at the rate normally charged by the Agent on similar accounts.

ARTICLE 5
SET-OFF, ENFORCEMENT AND REMEDIES

5.1 Set-Off

Notwithstanding the provisions of the Indenture or any of the Security Documents or any other agreement, upon the occurrence of an Event of Default or any event which with the giving of notice or lapse of time or both would constitute an Event of Default. The Agent shall be entitled as and when it thinks fit and without prior notice to the Corporation to immediately set-off, consolidate, appropriate and apply all or any portion of the credit balance in all or any of the Trust Moneys Account, any other deposits held by or for the benefit of the Corporation with the Agent, on behalf of the Trustee, and any other indebtedness and liability of the Agent, on behalf of the Trustee, to the Corporation, in each case whether matured or unmatured, against and in reduction of all or any part of the Obligations, all in such order of application as the Agent may from time to time determine, and the Agent is hereby irrevocably authorized and empowered to take all such action.

5.2 Remedies Available in Addition to Set-Off and Collection of Debts

On the occurrence of an Event of Default, the Agent, either directly or through its agents or nominees, may (but shall not be obligated to) sell or otherwise dispose of, or concur in selling or otherwise disposing of, whether by public sale, private sale or otherwise, Pledged Collateral in any manner and on any terms as it considers to be commercially reasonable. In addition, the Agent will have the following rights, powers and remedies:

(a) to make payments to any Person having, notwithstanding the terms hereof, prior rights or Liens on the Pledged Collateral;

(b) to give notice of the Security Interest to any Person obligated to pay any debt or liability constituting Pledged Collateral and to direct such Person to make all payments on account of any such debt or liability to the Agent; and

(c) to demand, commence, continue or defend proceedings in the name of the Agent or in the name of the Corporation for the purpose of protecting, seizing, collecting, realizing or obtaining possession or payment of, or otherwise enforcing rights, powers or remedies with respect to, the Pledged Collateral and to give receipts and discharges for the Pledged Collateral.

In addition, upon the occurrence of an Event of Default, the Agent shall have the right to accept the Pledged Collateral in partial satisfaction of the Obligations by complying with applicable laws governing the exercise of this right.

In addition to the rights granted in this Agreement and in any other agreement at any time in effect between the Corporation and the Agent and in addition to any other rights the Agent may have at law or in equity or otherwise, the Agent shall have, both before and after the occurrence of an Event of Default, all rights and remedies of a secured party under the PPSA.

The Agent may incur reasonable expenses in the exercise of its rights, powers and remedies under this Agreement and may exercise the same either directly or through agents or nominees.

5.3 **Possession of Pledged Collateral**

The Corporation acknowledges that the Agent may take possession of Pledged Collateral wherever it may be located and by any method permitted by law, after the occurrence and during the continuance of an Event of Default and the Corporation agrees upon request in writing from the Agent to assemble and deliver possession of Pledged Collateral at such place or places as directed.

5.4 **Remedies Not Exclusive**

All rights, powers and remedies of the Agent under this Agreement may be exercised separately or in combination and shall be in addition to, and not in substitution for, any other security now or hereafter held by the Agent and any other rights, powers and remedies of the Agent however created or arising. No single or partial exercise by the Agent of any of the rights, powers and remedies under this Agreement or under any other security now or hereafter held by the Agent shall preclude any other and further exercise of any other right, power or remedy pursuant to this Agreement or any other security or at law, in equity or otherwise. The Agent shall have the right to proceed against Pledged Collateral or any other security in such order and in such manner as it shall determine without waiving any rights, powers or remedies which the Agent may have with respect to this Agreement or any other security or at law, in equity or otherwise. No delay or omission by the Agent in exercising any right, power or remedy hereunder or otherwise shall operate as a waiver thereof or of any other right, power or remedy.

5.5 **Corporation Liable for Deficiency**

The Corporation shall remain liable to the Agent for any deficiency after any set-off, consolidation, appropriation and application made by the Agent pursuant to section 5.1 or otherwise and after the proceeds of any sale or other disposition of Pledged Collateral are received by the Agent.

5.6 **Exclusion of Liability of Agent**

The Agent shall not be liable for any exercise or any failure to exercise its rights, powers or remedies arising hereunder or otherwise, including without limitation any failure to taking possession of, collecting, enforcing, realizing, selling, leasing or otherwise disposing of, preserving or protecting the Pledged Collateral, carrying on all or any part of the business of the Corporation relating to the Pledged Collateral or taking any steps or proceedings for any such purposes or any failure to do any of the foregoing. The Agent shall not have any obligation to take any steps or proceedings to preserve rights against prior parties to or in respect of Pledged Collateral whether or not in the Agent's possession, and the Agent shall not be liable for failure to do so.

5.7 **Notice of Sale**

Unless required by law, the Agent shall not be required to give the Corporation any notice of any sale or other disposition of the Pledged Collateral, the date, time and place of any public sale of Pledged Collateral or the date after which any private disposition of Pledged Collateral is to be made.

5.8 **Currency Conversion**

In the event that from time to time any of the Trust Moneys Account, or any portion of any of the Trust Moneys Account, is in a currency different from the currency of any of the Obligations, the Agent may convert the Trust Moneys Account, or any portion thereof, in accordance with section 12.17 of the Indenture.

ARTICLE 6
APPLICATION OF PROCEEDS

6.1 **Application of Proceeds**

The Proceeds arising from the enforcement of the Security Interest as a result of the possession by the Agent of the Pledged Collateral or from any sale, lease or other disposition of, or realization of security on, the Pledged Collateral (except following acceptance of Pledged Collateral in satisfaction of the Obligations) shall be applied by the Agent in the following order, except to the extent otherwise required by law or by any other agreement entered into by the Agent and/or the Trustee, the Corporation, and any other creditor of the Corporation:

(a) first, in payment of the Agent's reasonable costs, charges and expenses (including legal fees on a solicitor and his own client basis) incurred in the exercise of all or any of the rights, powers or remedies granted to it under this Agreement;

(b) second, in payment of amounts paid by the Agent pursuant to clause 5.2(a);

(c) third, in payment of all money borrowed or advanced by the Agent, if any, pursuant to the exercise of the rights, powers or remedies set out in this Agreement and any interest thereon;

(d) fourth, in payment of the remainder of the Obligations in such order of application as the Agent may determine;

(e) fifth, subject to sections 6.2 and 6.3, to any Person who has a security interest in the Pledged Collateral that is subordinate to that of the Agent and whose interest,

   (i) was perfected by possession, the continuance of which was prevented by the Agent taking possession of the Pledged Collateral, or

   (ii) was, immediately before the sale or other disposition by the Agent, perfected by registration;

(f) sixth, subject to sections 6.2 and 6.3, to any other Person with an interest in such Proceeds who has delivered a written notice to the Agent of the interest before the distribution of such Proceeds; and

(g) the balance if any, subject to sections 6.2 and 6.3, to the Corporation or any other Person who is known by the Agent to be an owner of the Pledged Collateral.

6.2 **Proof of Interest**

The Agent may require any Person mentioned in clauses 6.1(e), 6.1(f) or 6.1(g), to furnish proof of that Person's interest, and unless the proof is furnished within ten days after demand by the Agent, the Agent need not pay over any portion of the Proceeds referred to therein to such Person.

6.3 **Payment Into Court**

Where there is a question as to who is entitled to receive payment under clauses 6.1(e), 6.1(f) or 6.1(g), the Agent may pay the Proceeds referred to therein into court.

6.4 **Monies Actually Received**

The Corporation shall be entitled to be credited only with the actual Proceeds arising from the possession, sale, other disposition of, or realization of security on, the Pledged Collateral when received by the Agent and such actual Proceeds shall mean all amounts received in cash by the Agent upon such possession, sale or other disposition of, or realization of security on, the Pledged Collateral.

ARTICLE 7
GENERAL

7.1 **Entries to Records**

The Agent is authorized and shall be entitled to make such debits, credits, correcting entries and other entries to the Trust Moneys Account, the Corporation's other accounts (if any) and the Agent's records relating to the Corporation as the Agent thinks fit in order to give effect to this Agreement, including without limitation the Agent's rights, powers and remedies under sections 3.1, 4.1 and 5.1, and the Corporation agrees to be bound by such entries absent manifest error.

7.2 **Power of Attorney**

The Corporation hereby appoints the Agent as the Corporation's attorney, with full power of substitution, in the name and on behalf of the Corporation, to execute, deliver and do all such acts, deeds, leases, documents, transfers, demands, conveyances, assignments, contracts, assurances, consents, financing statements and things as the Corporation has herein agreed to execute, deliver and do or as may be required by the Agent to give effect to this Agreement or in the exercise of any rights, powers or remedies hereby conferred on the Agent, and generally to use the name of the Corporation in the exercise of all or any of the rights, powers or remedies hereby conferred on the Agent. This appointment, coupled with an interest, shall not be revoked by the insolvency, bankruptcy, dissolution, liquidation or other termination of the existence of the Corporation or for any other reason.

7.3 **Dealings with Others**

The Agent may grant extensions of time and other indulgences, take and give up security, accept compositions, make settlements, grant releases and discharges and otherwise deal with the Corporation, debtors of the Corporation, sureties and other Persons and with the Pledged Collateral and other security as the Agent sees fit, without prejudice to the liability of the Corporation to the Agent or the rights, powers and remedies of the Agent under this Agreement.

7.4 **No Obligation to Advance**

Nothing herein contained shall in any way obligate the Agent to advance any funds, or otherwise make or continue to make any credit available, to the Corporation.

7.5 **Perfection of Security**

The Corporation authorizes the Agent to file such financing statements and other documents and do such acts, matters and things as the Agent may consider appropriate to perfect and continue the Security Interest, to protect and preserve the interest of the Agent in the Pledged Collateral and to realize upon the Security Interest, but the Agent shall not be obligated to, or be liable for, any failure to take any such acts.

7.6 **Communication**

Any notice or other communication, including a demand or a direction, required or permitted to be given hereunder shall be given in accordance with the provisions of the Indenture and if to the Agent to:

Computershare Trust Company of Canada
100 University Avenue
12th Floor, South Tower
Toronto, Ontario
M5J 2Y1

Attention: Corporate Trust
Facsimile No.: (416) 981-9777

Notwithstanding the foregoing, if the PPSA requires that a notice or other communication be given in a specified manner, then any such notice or communication shall be given in such manner.

7.7 **Successors and Assigns**

This Agreement shall be binding on the Corporation and its successors and shall enure to the benefit of the Agent and its successors and assigns. This Agreement shall be assignable by the Agent free of any set-off, counter-claim or equities between the Corporation and the Agent, and the Corporation shall not assert against an assignee of the Agent any claim or defense that the Corporation has against the Agent.

7.8 **Copy Received**

The Corporation hereby acknowledges receipt of a copy of this Agreement and a copy of the financing statement/verification statement registered under the PPSA in respect of the Security Interest.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of January 29, 2002.

ALGOMA STEEL INC.

By: /s/ Glen Manchester

Glen Manchester
Vice President, Finance and Administration

By: /s/ Paul C. Finley

Paul C. Finley
General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY OF CANADA

By: /s/ Morag Abraham

By: /s/ Cheryl Davidson

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-25870

Algoma Steel Inc.
(Exact name of registrant as specified in its charter)

105 West Street
Sault Ste. Marie, Ontario, Canada P6A 7B4
(705) 945-2351
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

12 3/8% First Mortgage Notes due 2005
(Title of each class of securities covered by this Form)

Common Shares
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒		

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Algoma Steel Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALGOMA STEEL INC.

DATE: March ___, 2002

By: ______________________________

Name: Paul C. Finley

Title: General Counsel and Corporate Secretary

ATTACHMENT 9

INTERCREDITOR AGREEMENT

THIS INTERCREDITOR AGREEMENT, dated as of January 29, 2002, by and among Wilmington Trust Company (hereinafter referred to as the "Trustee"), in its capacity as trustee for the Noteholders (as defined below); Bank of America, N.A. in its capacity as collateral agent for itself and the "Lenders" from time to time party to the "Loan Agreement," as those terms are defined below; The Canada Trust Company, in its capacity as trustee for the Pension Obligation Holders (as defined below); and Algoma Steel Inc. (hereinafter referred to as the "Borrower"):

RECITALS

(A) The Borrower has entered into an Amended and Restated Loan Agreement dated as of January 29, 2002 (as the same may be amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "Loan Agreement") with Bank of America, N.A., as collateral agent, syndication agent, documentation agent, administrative agent (the "Administrative Agent") and L/C issuer and Bank of America, N.A. and the other Lenders (as herein defined), pursuant to which the Lenders have made available to Borrower (a) a revolving credit facility in a maximum amount not to exceed Cdn. $180,000,000 and (b) a term loan in the principal amount of Cdn. $50,000,000 (the "Term Loan");

(B) The obligations of the Borrower under the Loan Agreement are secured by mortgages, charges and liens on and security interests in the Lenders' Collateral (as hereinafter defined) and the Shared Collateral (as hereinafter defined) and the obligations of the Borrower under or in connection with the Term Loan (in a principal amount not exceeding Cdn.$50,000,000 plus interest thereon and costs and expenses of enforcement, the "Term Obligations") are also secured by mortgages, charges and liens on and security interests in the Fixed Collateral (as hereinafter defined), all as more specifically set forth in the Loan Agreement and the other documents delivered in connection therewith;

(C) Borrower has entered into an Indenture dated as of January 29, 2002 (as the same may be amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, the "Indenture") with the Trustee, pursuant to which Borrower issued (a) 11% Notes (the "A Notes") due December 31, 2009, in the maximum aggregate principal amount of U.S. $125,000,000 and (b) 1.0% Notes (the "B Notes") due December 31, 2030, in the maximum aggregate principal amount of US$62,500,000, as modified by the First Supplemental Indenture and the Second Supplemental Indenture, each made as of January 29, 2002;

(D) The obligations of the Borrower under the Indenture and the A Notes and B Notes issued thereunder are or will be secured by mortgages, charges and liens on and security interests in the Fixed Collateral (as hereinafter defined), the Shared Collateral (as hereinafter defined) and the Lenders' Collateral (as hereinafter defined) as more specifically set forth in the Indenture and the other documents delivered in connection therewith;

(E) Borrower has entered into the Pension Security Documents with the Pension Trustee, pursuant to which Borrower secured the Pension Obligations to a maximum aggregate amount equal to the Secured Pension Obligations Limit (defined below);

(F) The Pension Obligations are secured by mortgages, charges and liens on and security interests in the Fixed Collateral (as hereinafter defined) as more specifically set forth in the Pension Security Documents;

(G) The foregoing recitals are made as representations and statements of fact by the Borrower and not by the Trustee, Pension Trustee or the Credit Agent; and

(H) The Credit Agent, the Pension Trustee and the Trustee wish to enter into this Agreement setting forth their agreement (i) as to the relative priorities of the respective mortgages, charges, liens and security interests in the assets of Borrower securing the Pension Obligations and the respective obligations of Borrower under the Loan Agreement and the Indenture and (ii) as to certain related matters.

AGREEMENT

In consideration of the premises and the mutual covenants and conditions herein contained, the Credit Agent, for itself and on behalf of the Lenders, the Trustee, for itself and on behalf of the holders of the Notes, and the Pension Trustee for itself and on behalf of the holders of the Pension Obligations, intending to be legally bound, agree as follows:

SECTION 1 – DEFINITIONS.

1.1 In addition to those terms elsewhere expressly defined in this Agreement, as used herein, the following terms shall be defined as set forth below:

"A Notes" has the meaning set forth in the recitals to this Agreement.

"Accounts" means, subject to Section 1.3, any and all accounts, accounts receivable, book debts and other forms of obligations now owned or hereafter received or acquired by or belonging or owing to the Borrower arising out of a sale or lease and delivery of goods or rendition of services by the Borrower, whether or not the same have been earned, together with any interest, late charges, penalties, collection costs and other sums due or payable in respect thereof.

"Active Plans" means the two plans for active employees created in accordance with Schedule E to the Borrower's Third Amended and Restated Plan of Arrangement and Reorganization upon the Winding-Up of the Original Plans.

"Administrative Agent" has the meaning set forth in the recitals to this Agreement.

"<u>Affiliate</u>" means: (a) any Person which, directly or indirectly, controls, is controlled by or is under common control with, the Borrower or any Subsidiary; (b) any Person which beneficially owns or holds, directly or indirectly, five percent or more of any class of voting stock of the Borrower or any Subsidiary; or (c) any Person, five percent or more of any class of the voting stock (or if such Person is not a corporation, five percent or more of the equity interest) of which is beneficially owned or held, directly or indirectly, by the Borrower or any Subsidiary. The term control (including the terms "controlled by" and "under common control with"), means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Person in question.

"<u>Assigned Claims</u>" means, collectively, whether or not constituting Accounts, all of the Borrower's (a) chattel paper, cheques, collections, letters of credit, bills, notes, acceptances, drafts, instruments, certificates of deposit, treasury bills, investment certificates, commercial paper, other cash equivalents and any other security or securities (the "Payment Instruments"); (b) all of such Person's moneys and claims for money due or to become due to the Borrower under any contracts, agreements or arrangements relating to the sale or lease and delivery of goods or rendition of services by the Borrower or Payment Instruments, and any and all amendments, supplements, extensions, and renewals thereof, including, without limitation, all of the Borrower's deposit accounts, credits and balances with the Credit Agent, Administrative Agent and/or any of the Lenders and all claims of the Borrower against any Lender or agent under the Loan Agreement at any time existing; (c) all rights and claims of the Borrower now or hereafter existing: (i) under any insurance, indemnities, warranties, and guarantees provided for or arising out of or in connection with any contracts, agreements, arrangements relating to the sale or lease and delivery of goods or rendition of services by the Borrower or Payment Instruments; or (ii) for any damages arising out of or for breach or default under or in connection with any contracts, agreements, arrangements or Payment Instruments; or (iii) to exercise or enforce any and all covenants, remedies, powers and privileges under any contracts, agreements, arrangements or Payment Instruments; (d) all forms of obligations owing to the Borrower (including in respect of loans, advances and extensions of credit by the Borrower to any of its Subsidiaries and Affiliates); and (e) tax refunds and duty drawbacks, but not including Property described in clauses (i), (ii) and (iv) of the definition of Fixed Collateral contained herein.

"<u>B Notes</u>" has the meaning set forth in the recitals to this Agreement.

"<u>Borrower</u>" means Algoma Steel Inc.

"<u>Borrower Property</u>" means any and all Property of the Borrower, or rights, title or interest of the Borrower in Property, howsoever arising, acquired or obtained, whether now or hereafter existing, whether tangible or intangible, whether real or personal, and wherever located.

"<u>Borrower Real Property</u>" means (i) all freehold real and immoveable property now owned or hereafter acquired by the Borrower, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith, and (ii) all leasehold real and immovable property now or hereafter leased by the Borrower, together with all buildings, erections, improvements and fixtures now or hereafter constructed or placed thereon or used in connection therewith.

"<u>Business Day</u>" means any day that is not a Saturday, Sunday, or day on which banks in Toronto, Ontario, Chicago, Illinois and/or New York, New York are required or permitted to close.

"<u>Business Interruption Proceeds</u>" means any proceeds of any business interruption insurance maintained by the Borrower.

"<u>Capital Stock</u>" means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, and (ii) with respect to any Person that is not a corporation, any and all partnership or other equity interests of such Person.

"<u>Collateral</u>" means, collectively, the Lenders' Collateral, the Shared Collateral and the Fixed Collateral.

"<u>Conservation Proceeding</u>" means a legal proceeding brought by the Trustee or the Pension Trustee against the Borrower seeking as its sole relief the specific performance (or payment in the case of paragraph (l) below) by the Borrower of a covenant or obligation under the Indenture, or the Pension Security Documents, as the case may be, owed to the party instituting the legal proceeding and which is not inconsistent with the Borrower's obligations under the Loan Agreement, and requiring any of:

(a) the maintenance of proper books and records;

(b) financial and other reporting;

(c) the defence of the Collateral from liens or proceedings of third parties (not permitted under the Indenture);

(d) the maintenance of property and all-risk insurance on the Collateral in amounts and on terms appropriate for a commercially reasonable operator of an integrated steel mill;

(e) the commercially reasonable maintenance and repair of Collateral where the failure to do so is likely to cause material damage to or the destruction of a material portion of the Collateral;

(f) conversion of the B Notes into equity of the Borrower;

(g) protection from impairment of the Noteholders' Lien or the Pension Lien;

(h) payment of the Borrower's taxes;

(i) restrictions on payments to related parties, equity holders or other Persons;

(j) restrictions on disposition of Collateral, debt incurrence, and mergers;

(k) maintenance of the Borrower's corporate existence and compliance with laws; or

(l) payment of the Trustee's or the Pension Trustee's personal compensation.

"Credit Agent" means Bank of America, N.A. in its capacity as collateral agent for the Lenders under the Loan Agreement and not in its individual capacity, any successor collateral agent to Bank of America, N.A. under the Loan Agreement and any other agent, trustee or representative of the Lenders serving in such capacity from time to time and, if there is no such agent, trustee or representative, "Credit Agent" means, collectively, the Lenders.

"Disposition" means the sale, assignment, transfer, lease, conveyance or other disposition of any Borrower Property, including, without limitation any involuntary disposition as a result of a casualty, expropriation or condemnation.

"Equipment" means any "equipment," as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights and wherever located, and, in any event, shall include, without limitation, all machinery, equipment, furnishings, fixtures, vehicles and computers and other electronic data-processing and other office equipment now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights and wherever located, and any and all additions, substitutions and replacements of any of the foregoing, wherever located, together with all attachments, components, parts, equipment and accessories installed thereon or affixed thereto.

"Equivalent Amount" means, on any date, the amount of Canadian dollars into which an amount of United States dollars may be converted at the Credit Agent's spot buying rate in Toronto as at approximately 12:00 noon Toronto time.

"Fixed Collateral" means, collectively, (i) all Equipment, Borrower Real Property and rents therefrom, Capital Stock of Cannelton Iron Ore Company, Tilden Iron Ore Partnership, Tilden Magnetite Partnership or any other Person in which the Borrower becomes a direct or indirect partner or shareholder for purposes of holding an equity interest in the Tilden Mine located near Ishpeming, Michigan, and any Capital Stock of any Person received in connection with a Disposition of Fixed Collateral, (ii) the Noteholders' Proportionate Share of Business Interruption Proceeds (in the case of the Trustee and the Noteholders, but not in the case of the Pension Trustee or Pension Obligation Holders), and (iii) all Proceeds on or in respect of items (i) and (ii) above now existing or hereafter arising provided, however, that Fixed Collateral shall not include any Borrower Property which the Trustee and the Pension Trustee have agreed will be excluded from Fixed Collateral.

"Governmental Agency" means (a) any international, foreign, federal, provincial or municipal government, or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency or entity that is vested by a governmental agency with applicable jurisdiction over a Person, or (e) any arbitration tribunal or other non-governmental authority to whose jurisdiction a Person has given its general consent.

"**Hedging Obligations**" means, collectively, at any time, all debts, liabilities and obligations of the Borrower, whether now or hereafter existing, incurred in connection with any Swap entered into with any of the Creditors (as such term is defined in the Loan Agreement).

"**Indemnified Liabilities**" has the meaning specified in the Pension Trust Indenture.

"**Indenture**" has the meaning set forth in the recitals to this Agreement.

"**Insolvency Action**" means, upon the commencement of Insolvency Proceedings by the Borrower or, if such proceeding has not been, or is not reasonably capable of being, dismissed or stayed within 90 days, by any other Person, but in each case without the consent or acquiescence or participation of the Trustee or Noteholders or Pension Trustee or Pension Obligation Holders, as the case may be, then the Trustee or Pension Trustee, as applicable, shall be entitled to demand payment of the Note Obligations and Pension Obligations, as applicable, and in the case of the Pension Obligations, subject to all terms and conditions of the Pension Security Documents, for the sole purpose of filing proofs of claim and may otherwise participate (otherwise than by the appointment of any receiver, receiver and manager, administrator or other similar official) in the Insolvency Proceedings to prevent a default judgment being entered against it or, provided such participation or any actions or positions taken are not adverse to the interests of and do not interfere with the exercise of any rights or remedies of the Credit Agent and Lenders (all as determined by the Credit Agent acting reasonably) or, in the case of actions by the Pension Trustee or Pension Obligation Holders, of the Trustee and Noteholders (all as determined by the Trustee acting reasonably), to preserve rights as against the Borrower.

"**Insolvency Law**" shall mean any of the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada), and the Winding-Up and Restructuring Act (Canada), each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation or other similar law of any jurisdiction or any law of any jurisdiction (including, without limitation, any corporate law relating to arrangements, reorganizations or restructurings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"**Insolvency Proceedings**" shall mean any arrangement, reorganization, restructuring, bankruptcy, receivership or other similar proceedings in respect of the Borrower (whether voluntary or involuntary), or any proposal or other proceeding seeking, reorganization or compromise of the claims of creditors, made or commenced by the Borrower or others under any Insolvency Law.

"**Intangibles**" means any "intangibles," as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights, and, in any event, shall include, without limitation, all right, title and interest which the Borrower may now or hereafter have under any contract, causes of action, franchises, customer lists, Trademarks, Patents, rights in intellectual property, licenses, permits, copyrights, trade secrets, proprietary or confidential information, inventions and discoveries (whether patented or patentable or not) and technical information, procedures, designs, knowledge, know-how, software, data bases, business records data, skill, expertise, experience, processes, models, drawings, materials and records, goodwill, and all other intangible property of any kind and nature provided, however, that Intangibles shall not include any Borrower Property constituting Lenders' Collateral or Shared Collateral.

"Inventory" means any "inventory," as such term is defined in Section 1 of the PPSA, now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights and wherever located, and, in any event, shall include, without limitation, all inventory, merchandise, goods, repossessed or returned goods and other personal property, now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights and wherever located, which are held for sale or lease or are furnished or are to be furnished under a contract of service or which constitute raw materials, work in process or materials used or consumed or to be used or consumed in the Borrower's business, or the manufacture, processing, packaging, delivery, shipping, advertising, selling or finishing of the same, all finished goods and all bills of lading, documents of title, instruments, warehouse receipts or other documents representing or evidencing the same and includes all rights of stoppage in transit, replevin and reclamation, and other rights of an unpaid vendor, lienor or secured party.

"Law" means, when used in connection with any Person, collectively, all international, foreign, federal, provincial and local statutes, treaties, rules, regulations, standards, guidelines, ordinances, codes, orders and judgments (or any official interpretation of any of the foregoing) issued by any Governmental Agency applicable to that Person.

"Lenders" means, collectively, Bank of America, N.A. and such other Persons who may from time to time become Lenders as provided in the Loan Agreement.

"Lenders' Collateral" means, collectively, any and all (i) Inventory, Accounts, Receivables Collateral and Assigned Claims together with any and all Proceeds thereof; (ii) cash, cash equivalents, collections, currency, Payment Instruments and moneys whether or not (subject to Section 1.3 held or received by, or in transit to, the Credit Agent or any of the Lenders from or for the Borrower, whether for safekeeping, pledge, custody, transmission, collection or otherwise, including, without limitation, all of the Borrower's deposit accounts, credits, and balances with the Credit Agent, Administrative Agent and/or any of the Lenders and all claims of the Borrower against any Lender at any time existing; (iii) the Lenders' Proportionate Share of Business Interruption Proceeds; (iv) all Proprietary Rights Collateral and Intangibles and other intangible Property of the Borrower; (v) all other Property of Borrower, now owned or hereafter acquired, tangible or intangible, wherever located, not specifically included in the definition of Fixed Collateral; and (vi) all Proceeds on or in respect of items (i), (ii), (iii) and (iv) above now existing or hereafter arising.

"<u>Lenders' Lien</u>" means a Lien now or hereafter granted to, or obtained by, the Lenders or the Credit Agent for the benefit of the Lenders, as security for the payment and performance of any Loan Agreement Obligations.

"<u>Lenders' Proportionate Share of Business Interruption Proceeds</u>" means, as at the date of determination, until full and final repayment of all Loan Agreement Obligations, 100%, and thereafter, 0%.

"<u>Licences</u>" means, collectively, the licences referred to in <u>Sections 3.10(a) and 3.10(b)</u> of this Agreement.

"<u>Lien</u>" means any mortgage, deed of trust, deed to secure debt, pledge, hypothecation, assignment for security, security interest, encumbrance, lien or charge of any kind, whether voluntarily incurred or arising by operation of Law, by statute, by contract, or otherwise, affecting any Property, including any agreement to grant any of the foregoing, any conditional sale or other title retention agreement, any lease in the nature of a security interest, and/or the filing of or agreement to give any financing statement (other than a precautionary financing statement with respect to a lease that is not in the nature of a security interest) under the PPSA, the UCC or comparable Law of any jurisdiction with respect to any Property.

"<u>Loan Agreement</u>" has the meaning set forth in the recitals to this Agreement.

"<u>Loan Agreement Obligations</u>" means, collectively, at any time, (a) all debts, liabilities and obligations of the Borrower, whether now or hereafter existing, incurred in connection with the Loan Agreement, the Loan Agreement Security Documents or any other document, agreement or instrument executed or delivered in connection therewith to further evidence the debts, liabilities and obligations of the Borrower to the Credit Agent and/or the Lenders and (b) all Hedging Obligations, in each case, at such time.

"<u>Loan Agreement Security Documents</u>" means, collectively, any and all documents executed in connection with the Loan Agreement or in furtherance thereof, pursuant to which the Borrower grants to the Lenders (whether through the Credit Agent or otherwise) a Lien on the Lenders' Collateral, the Shared Collateral and/or the Fixed Collateral, as the same may be amended, modified or supplemented from time to time.

"<u>Note Obligations</u>" means, collectively, all debts, liabilities and obligations of the Borrower, whether now or hereafter existing, arising pursuant to the terms of the Notes, the Indenture, the Note Security Documents or any other document, agreement or instrument executed or delivered in connection therewith to further evidence the debts, liabilities and obligations of the Borrower to the Trustee and/or the Noteholders.

"<u>Noteholders</u>" means, collectively, the holders from time to time of Note Obligations.

"<u>Noteholders' Lien</u>" means a Lien now or hereafter granted to, or obtained by, the Noteholders or the Trustee for the benefit of the Noteholders, as security for the payment and performance of any Note Obligations.

"Noteholders' Proportionate Share of Business Interruption Proceeds" means, as at the date of determination, until full and final repayment of the Loan Agreement Obligations, 0%, and thereafter, 100%.

"Note Security Documents" means, collectively, any and all documents executed in connection with the Indenture or in furtherance thereof, pursuant to which the Borrower grants to the Noteholders (whether through the Trustee or otherwise) a Lien on the Fixed Collateral, the Shared Collateral and/or Lenders' Collateral, as the same may be amended, modified or supplemented from time to time.

"Notes" means the A Notes and B Notes from time to time issued under or in respect of the Indenture and, to the extent permitted pursuant to the terms of this Agreement, any other agreement, document or instrument refinancing, refunding or otherwise replacing such notes and issued under the Indenture.

"Officers" means the Chairman of the Board, the President, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, Controller, Secretary or any Vice president of the Borrower.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President or Chief Financial Officer of Borrower.

"Original Plans" means the two pension plans of the Borrower, being The Non-Contributory Pension Plan covering Hourly Paid Bargaining Unit Employees of the Borrower and The Algoma Steel Inc. Salaried Employees Pension Plan for Employees in Canada.

"Other Licensed Property" has the meaning specified in Section 3.10(b) of this Agreement.

"Patent" or "Patents" means one or all of the following now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights, including, without limitation, pursuant to any Patent License, and wherever located: (a) all letters patent of Canada, the United States or any other country and all applications for letters patent of Canada, the United States or any other country, and (b) all reissues, reexaminations, continuations, continuations-in-part, divisions and extensions of any of the foregoing.

"Patent License" means any written agreement granting any right to make, use, sell or practice any invention or discovery that is the subject matter of a Patent now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights.

"Payment Instruments" has the meaning specified in the definition of Assigned Claims.

"Pension Lien" means a Lien to be granted to, or obtained by, the Pension Trustee pursuant to the Pension Security Documents in respect of the Pension Obligations up to the maximum Secured Pension Obligations Limit but specifically excludes any Liens or rights by statute.

"Pension Obligation Holders" means, collectively, the holders from time to time of Pension Obligations and the Pension Trustee on their behalf.

"Pension Obligations" means the amount of any Solvency Deficiency and any debts, liabilities and obligations of the Borrower, whether now or hereafter existing, relating to fees, costs, expenses and Indemnified Liabilities of the Pension Trustee arising under the Pension Security Documents.

"Pension Plans" means the Active Plans.

"Pension Security Documents" means, collectively, the Pension Trust Indenture, each of the Pension Security Documents (as that term is defined in the Pension Trust Indenture) and any and all documents executed in connection with the Pension Lien or in furtherance thereof, as the same may be amended, modified or supplemented from time to time, but specifically excluding any Liens or rights by statute.

"Pension Trust Indenture" means a Pension Trust Indenture dated as of January 29, 2002 pursuant to which the Borrower will grant to the Pension Trustee security for the Pension Obligations against the Fixed Collateral, up to a maximum principal amount of Cdn. $100,000,000, and one or more Charge/Mortgages of Land dated as of January 29, 2002 pursuant to which the Borrower will grant to the Pension Trustee charge/mortgages of land against all of the Borrower Real Property, up to a maximum principal amount of Cdn. $100,000,000, as the same may be amended, modified or supplemented from time to time, provided that the aggregate amount of Pension Obligations secured by all such instruments shall never exceed the Secured Pension Obligations Limit.

"Pension Trustee" means The Canada Trust Company, any successor trustee to The Canada Trust Company under the Pension Security Documents and any other agent, trustee or representative of the Pension Obligation Holders serving in such capacity from time to time and, if there is no such agent, trustee or representative "Pension Trustee" means, collectively, the Pension Obligation Holders.

"Person" means any entity, whether an individual, trustee, corporation, general partnership, limited partnership, joint stock company, trust, estate, unincorporated organization, business association, tribe, firm, joint venture, Governmental Agency, or otherwise.

"PPSA" means the Personal Property Security Act (Ontario) as in effect from time to time.

"Proceeds" means, subject to Section 3.2 (d), in respect of the Borrower Property, identifiable traceable Property in any form derived directly or indirectly from any dealing with Borrower Property or the proceeds therefrom (but, for greater certainty, not including rents, incomes and profits therefrom) and includes any payment representing indemnity or compensation for loss of or damage to the Borrower Property and, in any event, shall include, without limitation, (a) any and all proceeds of any insurance, indemnity, warranty or guarantee payable to the Borrower from time to time with respect to any of the Borrower Property, (b) any and all payments (in any form whatsoever) made or due and payable to the Borrower from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of all or any part of the Borrower Property by any Governmental Agency (or any Person acting under colour of governmental authority), and (c) any and all other amounts from time to time paid or payable for the loss, damage, destruction, sale, lease or other disposition of the Borrower Property.

"Property" means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

"Proprietary Rights Collateral" means all of the Borrower's now owned and hereafter arising or acquired: (a) licences, franchises, permits, Patents, copyrights, works which are the subject matter of copyrights, Trademarks, and all other intangibles and all other rights under any of the foregoing, all extensions, renewals, reissues, divisions, continuations, and continuations-in-part of any of the foregoing, and all rights to sue for past, present, and future infringement of any of the foregoing; (b) inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, and operating standards; (c) goodwill; (d) customer and other lists in whatever form maintained; and (e) trade secret rights, copyright rights, rights in works of authorship, and contract rights relating to computer software programs, in whatever form created or maintained.

"Receivables Collateral" means, subject to Section 1.3, all of the Borrower's now owned and hereafter arising or acquired: general intangibles (including, without limitation, choses in action and causes of action), guarantees and other security to the extent such items relate to Accounts, Inventory or Assigned Claims.

"Remedial Action" means any claim, proceeding or action to foreclose upon, take possession or control of, sell, lease or otherwise dispose of, or in any other manner realize, take steps to realize or seek to realize upon, the whole or any part of any Borrower Property, whether pursuant to the PPSA, the UCC, by foreclosure, by setoff, by self-help repossession, by notification to account debtors, by deed in lieu of foreclosure, by exercise of power of sale, by judicial action or otherwise, or the exercise of any other remedies with respect to any Borrower Property available under any of the Security Documents, or under applicable Law, and includes the initiation of or participation in any legal action or proceeding (including any Insolvency Proceeding) but excludes any remedies of the Pension Trustee or Pension Obligation Holders by statute and not under the Pension Security Documents.

"Security Documents" means, collectively, the Loan Agreement Security Documents, the Note Security Documents and the Pension Security Documents.

"Secured Pension Obligations Limit" means the Pension Obligations up to a maximum principal amount of $100,000,000, together with: (i) after the commencement of a Winding-Up, interest on any payments in respect of the portion of the Solvency Deficiency secured by the Pension Security Documents that are in arrears at the rate contemplated by the relevant Pension Plan, (ii) the fees, costs and expenses of the Pension Trustee for which the Borrower is liable under the Pension Trust Indenture and Indemnified Liabilities incurred or suffered by the Pension Trustee, and (iii) interest at 10% per annum (calculated monthly, both before and after the occurrence of an event of default under the Pension Trust Indenture or judgment) on any overdue debts and obligations of the Borrower for fees, costs, expenses and Indemnified Liabilities payable under the Pension Indenture or the Pension Security Documents.

"Shared Collateral" means all books, records and general intangibles relating to or evidencing any Lenders' Collateral including, without limitation, all books, records, ledger cards, date processing records and cards, papers and writings, computer software and related systems.

"Solvency Deficiency" means the amount by which the sum of the solvency liabilities attributable to the Pension Obligation Holders under a Pension Plan exceeds the sum of the solvency assets of such Pension Plan attributable to the Pension Obligation Holders on a Winding-Up of the Pension Plan (which amount shall be reduced by any amounts actually contributed or paid to the Pension Plans from the Pension Benefits Guarantee Fund in reduction of such Solvency Deficiency).

"Subsidiary" means any corporation of which more than fifty percent (50%) of the outstanding securities of any class or classes, the holders of which are ordinarily, in the absence of contingencies, entitled to elect a majority of the corporate directors (or Persons performing similar functions), is at the time, directly or indirectly through one or more intermediaries, owned by the Borrower and/or one or more of its Subsidiaries.

"Swap" means any rate swap transaction; basis swap; forward rate transaction; commodity swap; interest rate option; forward foreign exchange transaction; cap transaction; floor transaction; collar transaction; currency swap transaction; cross-currency rate swap transaction; swaption; currency option; or any similar transaction (including any option to enter into any of the foregoing), or any combination(s) thereof, whether or not intended or designed to hedge or protect against any interest rate or currency risk.

"Term Loan" has the meaning set forth in the recitals to this Agreement.

"Term Obligations" has the meaning set forth in the recitals to this Agreement.

"Trademark" or "Trademarks" means one or all of the following now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquired any rights (including, without limitation, pursuant to any Trademark License): (a) all trademarks, trade names, corporate names, business names, trade styles, service marks, logos, other source or business identifiers, prints and labels on which any of the foregoing have appeared or appear, designs and general intangibles of like nature, now existing or hereafter adopted or acquired, all registrations and recordings thereof, an all applications in connection therewith, including, without limitation, registrations, recordings and applications in the Canadian or United States Patent and Trademark Office or in any similar office or agency of any Province of Canada or State of the United States or any other country or any political subdivision thereof, (b) all extensions or renewals thereof and (c) the goodwill of the Borrower's business and other Intangibles connected with the use of, and symbolized by, any of the foregoing.

"Trademark License" means any written agreement granting any right to use any Trademark or Trademark registration now owned or hereafter acquired by the Borrower or in which the Borrower now has or hereafter acquires any rights.

"Trustee" means Wilmington Trust Company, any successor trustee under the Indenture and any other agent, trustee or representative of the Noteholders serving in such capacity from time to time and, if there is no such agent, trustee or representative, "Trustee" means, collectively, the Noteholders.

"UCC" means the Uniform Commercial Code as in effect from time to time in the State of New York, or, if another jurisdiction is specified in this Agreement, the Uniform Commercial Code as in effect from time to time in such jurisdiction.

"Winding-Up" means a winding up of a Pension Plan in accordance with the provisions thereof and of the *Pension Benefits Act* (Ontario) or any regulations thereunder.

1.2 All references herein to "$" or otherwise to amounts of money means lawful currency of Canada unless expressly stated otherwise and all references to "U.S. $" means lawful currency of the United States of America.

SECTION 2 – CONSENTS.

Subject to the terms and conditions of this Agreement (including, without limitation, Section 4.2 hereof) each of the Credit Agent, for itself and on behalf of the Lenders, the Trustee, for itself and the Noteholders, and the Pension Trustee for itself and the Pension Obligation Holders, consents to the following:

2.1 (i) the execution and delivery of the Indenture, any Notes and any Note Security Documents; (ii) the incurrence of the Note Obligations; and (iii) the granting of any Noteholders' Liens.

2.2 (i) the execution and delivery of the Loan Agreement and any Loan Agreement Security Documents; (ii) the incurrence of the Loan Agreement Obligations; and (iii) the granting of any Lenders' Liens.

2.3 (i) the execution and delivery of the Pension Trust Indenture and any other Pension Security Documents; (ii) the incurrence of the Pension Obligations; and (iii) the granting of the Pension Lien.

SECTION 3 – 3 PRIORITY OF LIENS; REMEDIAL ACTIONS; OTHER AGREEMENTS.

3.1 Priority of Liens. Subject to the other provisions of this Agreement, including, without limitation, Section 3.10, the Lenders' Liens, the Noteholders' Liens and the Pension Lien shall, as between the Lenders, the Noteholders and the Pension Obligation Holders, have the following priorities:

(a) The Lenders' Liens in all Lenders' Collateral and Shared Collateral shall be first priority Liens in such Property;

(b) The Lenders' Liens, but only to the extent of the Term Obligations not exceeding a principal amount of $50,000,000 and interest thereon and costs and expenses of enforcement, in all Fixed Collateral shall be first priority Liens in such Property;

(c) The Noteholders' Liens in all Collateral shall be second (behind the Liens described in paragraphs (a) and (b) above) priority Liens in such Property and the Credit Agent and Lenders shall have no Liens on Fixed Collateral except as provided in paragraph (b) above; and

(d) The Pension Lien in the Fixed Collateral shall be third (behind the Liens described in paragraphs, (b) and (c) above) priority Liens in such Property.

The foregoing provisions shall be effective at all times during the term of this Agreement, notwithstanding: (i) the initiation of any bankruptcy, moratorium, reorganization or other Insolvency Proceeding with respect to the Borrower; (ii) the priorities which would otherwise result from the order of creation, attachment or perfection of any such Lien or any other priority granted by principle of Law; (iii) the taking of possession of any of the Borrower Property by the Credit Agent, the Trustee, the Pension Trustee, any Lender, the Pension Obligation Holders or any Noteholder; (iv) the filing of any financing statement or the recording of any mortgage or other instrument in any recording office; (v) the order in which any of the Loan Agreement Obligations, the Note Obligations or the Pension Obligations is created or the order of grant, execution, delivery, registration, attachment, perfection, filing, default or crystallization of the Security Documents or any Lien therein provided; (vi) whether any such Lien is now perfected, hereafter ceases to be perfected, is avoidable by any bankruptcy trustee or otherwise is set aside, invalidated or lapses; (vii) the date of giving or failing to give notices to or making demand upon the Borrower or any other Person, (viii) the date of any advances made to the Borrower or (ix) any other matter whatsoever; and shall continue in full force and effect unless and until this Agreement shall have terminated in accordance with Section 5 hereof.

3.2 **Remedial Actions.** Unless and until this Agreement shall have been terminated in accordance with Section 5 hereof, and subject in any event to Section 3.2(e) and Section 3.7(b), the Credit Agent, the Trustee and the Pension Trustee shall have the right, as between themselves, to take or fail to take Remedial Actions with respect to any Collateral as follows:

(a) Until full and final repayment of all Loan Agreement Obligations, the Credit Agent shall have the sole and exclusive right to take or fail to take any Remedial Action with respect to the Collateral as provided in the Loan Agreement Security Documents or under applicable Law in any manner deemed appropriate by the Credit Agent or the Lenders in its or their sole discretion.

(b) After full and final repayment of all Loan Agreement Obligations and until all Noteholders' Obligations are fully and finally paid, the Trustee shall have the sole and exclusive right to take or fail to take any Remedial Action with respect to the Collateral as provided in the Note Security Documents or under applicable Law in any manner deemed appropriate by the Trustee or the Noteholders in its or their sole discretion.

(c) The Credit Agent shall have the sole and exclusive right to adjust settlement of, and collect the Proceeds of, any and all insurance insuring the Lenders' Collateral and Shared Collateral and, until repayment of all Term Obligations, the Fixed Collateral, and, after full and final payment of the Term Obligations but subject to paragraph (a) hereof and Section 3.10, the Trustee shall have the sole and exclusive right to adjust settlement of, and collect the Proceeds of, any and all insurance insuring the Fixed Collateral.

(d) Notwithstanding the foregoing provisions of this Section 3.2 and any other provision of this Agreement to the contrary, all cash, cash equivalents, collections, moneys and Payment Instruments now or hereafter held or received by, or in transit to, the Credit Agent or any of the Lenders from or for the Borrower whether for safekeeping, pledge, custody, transmission, collection or otherwise, including, without limitation, all of the Borrower's deposit accounts, credits and balances with the Credit Agent or any of the Lenders shall form part of the Lenders' Collateral notwithstanding: (i) the origin of such cash, cash equivalents, collections, moneys or Payment Instruments, (ii) any priority or right to Proceeds granted by Law, or (iii) any zero balance owing in respect of the Loan Agreement Obligations. The Credit Agent shall have no duty whatsoever to inquire as to the origin of such cash, cash equivalents, collections, moneys or Payment Instruments so held, received or in transit.

(e) Notwithstanding the foregoing provisions of this Section 3.2 and any other provisions of this Agreement to the contrary, and provided that if the Borrower is in default under the Loan Agreement, the Trustee or the Pension Trustee (as the case may be) shall pay all out-of-pocket costs and expenses incurred by the Borrower in respect of such Conservation Proceeding or Insolvency Action, (which amounts shall be added to the Noteholders' Obligations or the Pension Obligations, as applicable), (i) with the Credit Agent's prior written consent (not to be unreasonably withheld), the Trustee and the Pension Trustee shall be entitled to institute a Conservation Proceeding and (ii) the Trustee and Pension Trustee shall be entitled to take an Insolvency Action.

(f) If any of the Trustee, Pension Trustee, Noteholders or Pension Obligation Holders, in violation of this Agreement, takes any Remedial Action, declares any default or event of default, demands payment or accelerates the time for payment of any of the Note Obligations or Pension Obligations or otherwise commences, pursues, or participates in any action or proceeding (including an Insolvency Proceeding), such actions shall be void and of no effect and the Credit Agent may intervene and interpose as a defence and a ban the terms of this Agreement against the party acting in violation of the Agreement.

3.3 Priority on Distribution of Proceeds of Collateral. In the event of:

(a) any distribution of any Borrower Property upon the bankruptcy, arrangement, receivership, assignment for the benefit of creditors or any other action or proceeding involving the readjustment of the obligations and indebtedness of the Borrower, or the application of any Borrower Property to the payment thereof;

(b) any distribution of the Borrower Property upon the liquidation or dissolution of the Borrower, or the winding up of the assets or business of the Borrower; or

(c) any realization by any of the Lenders, the Noteholders, the Pension Obligation Holders, the Credit Agent, the Trustee or the Pension Trustee with respect to the Lenders' Liens, the Noteholders' Liens or the Pension Lien, respectively, whether through a Remedial Action or otherwise;

then, in any such event, as between the Lenders, the Noteholders and the Pension Obligation Holders, all of the Lenders' Collateral and Shared Collateral and any Proceeds thereof so distributed, applied or realized upon shall be distributed in accordance with the priorities provided for in Section 3.1 until full and final payment and satisfaction of the Loan Agreement Obligations, and all of the Fixed Collateral and any Proceeds thereof so distributed, applied or realized upon shall be distributed, first, to the Credit Agent until full and final satisfaction of the Term Obligations, in a principal amount not exceeding $50,000,000 plus interest thereon and costs and expenses of enforcement second, to the Trustee for application to the Note Obligations and third, after payment in full of all Note Obligations then due and owing, to the Pension Trustee for application to the Pension Obligations. All proceeds (including Proceeds) of any Disposition of Property of the Borrower otherwise than as described in paragraphs (a), (b) or (c) above shall be paid to the Credit Agent for application to Loan Agreement Obligations but may, subject to the terms of the Loan Agreement be re-borrowed. None of the Trustee, Pension Trustee, Noteholders or Pension Obligation Holders shall be entitled to challenge or question any allocations of Proceeds between Fixed Assets and other Collateral made by the Credit Agent in good faith.

3.4 Agency for Perfection; Parties to Hold Proceeds in Trust. The Trustee, the Pension Trustee and the Credit Agent hereby appoint each other as agent for the purposes of perfecting by possession their respective Liens in the Shared Collateral described hereunder. In the event that:

(a) the Trustee, any Noteholder, the Pension Trustee or any Pension Obligation Holder obtains possession of any of the Lenders' Collateral or Shared Collateral or receives any Proceeds from any Remedial Action with respect to Lenders' Collateral or Shared Collateral or a Disposition of Lenders' Collateral or Shared Collateral described in Section 3.3 hereof at any time prior to payment in full of all Loan Agreement Obligations or any of the Trustee, Pension Trustee, Noteholder or any Pension Obligation Holder obtains possession of any of the Fixed Collateral or receives any Proceeds from any

Remedial Action with respect to Fixed Collateral or a Disposition of Fixed Collateral described in Section 3.3 hereof at any time prior to payment in full of the Term Obligations;

(b) the Credit Agent or the Lenders or the Pension Trustee or any Pension Obligation Holder obtains possession of any of the Fixed Collateral or receives any Proceeds from any Remedial Action with respect to Fixed Collateral or a Disposition of Fixed Collateral, described in Section 3.3 hereof, after payment in full of the Term Obligations and at any time prior to the payment in full of all Noteholders' Obligations; or

(c) the Credit Agent, any Lender, the Trustee, the Pension Trustee, any Pension Obligation Holder or any Noteholder receives any Proceeds from any Remedial Action with respect to the Shared Collateral, or any Disposition of the Shared Collateral at any time;

then, in such event, the party receiving such Proceeds shall (unless otherwise provided by Law and subject to Section 3.2(d)) hold the same in trust for the party entitled to receive the same and promptly notify and pay over the same to such party for application to the Loan Agreement Obligations (in the case of the Credit Agent) and to the Note Obligations (in the case of the Trustee).

3.5 **Subordination**

Subject to the following and Section 3.3, each of the Trustee, Pension Trustee, Noteholders, and Pension Obligation Holders hereby agrees that all payments or distributions (in cash or otherwise) of or in respect of the Note Obligations or Pension Obligations or any equity interests in the Borrower, whether on account of principal or interest or otherwise and including all dividends (in cash or otherwise), distributions, payments pursuant to any redemptions, puts or calls, but excluding the issuance of shares upon any conversion of the Note Obligations, shall be postponed and subordinated to full and final payment of the Loan Agreement Obligations and, as between the Trustee and Noteholders and the Pension Trustee and Pension Obligation Holders, all payments or distributions (in cash or otherwise) of or in respect of the Pension Obligations shall be postponed and subordinated to the full and final payment of the Note Obligations. None of the Trustee, Pension Trustee, Noteholders and Pension Obligation Holders shall request or accept, directly or indirectly, by setoff or otherwise, any payment or distribution of any kind, on or in respect of, the Note Obligations or Pension Obligations, unless and until the Loan Agreement Obligations and, as between the Trustee and Noteholders and the Pension Trustee and Pension Obligation Holders, the Note Obligations have been fully and finally repaid. Notwithstanding the foregoing or any other term hereof, (i) the Trustee and the Pension Trustee may, prior to the occurrence of any default under the Loan Agreement which has not been cured, be paid by the Borrower and receive the reasonable fees and expenses for acting as trustee, but subject at all times to Section 3.2(e) hereof and (ii) Pension Obligation Holders shall be entitled to receive their pension payments in the ordinary course and consistent with the terms of the Pension Plans and to exercise rights as unsecured creditors or under statutes should the Borrower fail to pay same or to make contributions required by law, statute or the terms of the Pension Plans.

In the event that the Trustee, Pension Trustee, Noteholders or Pension Obligation Holders receive any payment in violation of this Agreement, the recipient shall receive such payment in trust for the Credit Agent and shall remit it in the form received to the Credit Agent forthwith upon receipt for application to the payment of the Loan Agreement Obligations. To the extent of such remittance to the Credit Agent, the Note Obligations and Pension Obligations, as applicable, shall not be reduced or discharged.

Notwithstanding any provision hereof, this Agreement shall only relate to the rights, remedies and recourses granted to, and any Remedial Actions of, the Pension Trustee and the Pension Obligation Holders under the Pension Security Documents, and shall not in any way affect, diminish or govern any other rights, remedies or recourses of the Pension Trustee or Pension Obligation Holders against the Borrower or any other Person of any kind whatsoever which are not taken under or in reliance upon the Pension Security Documents, including, without limitation to the generality hereof, any rights of the Pension Obligation Holders to receive pension benefits or other payments under the Pension Plans in accordance with the terms of such Pension Plans or any rights, remedies or recourses of the Pension Obligation Holders or any Governmental Agency under or contemplated by the Pension Plans, the Pension Benefits Act (Ontario) or any other legislation regulating, relating to or affecting rights, remedies and recourses under the Pension Plans.

3.6 <u>Payment Invalidated.</u>

In the event that any of the Loan Agreement Obligations (or any Term Obligations), Note Obligations or Pension Obligations shall be paid in full and subsequently, for whatever reason, formerly paid or satisfied Loan Agreement Obligations (or any Term Obligations), Note Obligations or Pension Obligations become unpaid or unsatisfied, the terms and conditions of this Agreement shall be reinstated, notwithstanding any prior termination of this Agreement pursuant to <u>Section 5</u>, and all provisions of this Agreement shall again be operative until all such obligations are again paid in full.

3.7 <u>Demand or Acceleration, Etc.</u>

(a) The Credit Agent agrees to deliver to the Trustee and Pension Trustee, (i) prompt written notice of the acceleration of the Loan Agreement Obligations pursuant to the Loan Agreement (such notice to be provided in the same manner and substantially contemporaneously with any notice provided to the Borrower), and (ii) prompt written notice of any Remedial Action with respect to any Collateral; and

(b) Notwithstanding any other term or condition hereof, but subject to the right to take an Insolvency Action as provided in <u>Section 3.2(e)</u>, none of the Trustee, Pension Trustee, Noteholders or Pension Obligation Holders shall be entitled to declare a default or event of default or make any demand for payment of or accelerate the time for payment of any Note Obligations or, to the extent relying upon or exercising rights pursuant to the Pension Lien or Pension Security Documents, Pension Obligations until full and final repayment of all Loan Agreement Obligations, provided, however, that the Trustee or Pension

Trustee may demand payment of a fee or expense payable to it for which the Borrower is liable and, subject to the terms hereof, commence a Conservation Proceeding for payment of same.

3.8 Contesting Liens. Each of the Credit Agent, for itself and on behalf of the Lenders, the Trustee, for themselves and on behalf of the Noteholders, and the Pension Trustee, for itself and on behalf of the Pension Obligation Holders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any Lenders' Lien in Collateral, the Licenses or the license referenced in Section 3.10(f)(ii), or any Noteholders' Lien or Pension Lien in Collateral, or the relative priority of the Lenders' Lien, the Noteholders Lien and the Pension Lien, so long as such Lien, License or license is permitted by this Agreement or continues as contemplated by this Agreement.

3.9 Further Assurances and other Collateral. From time to time during the term hereof:

(a) Each of the Credit Agent, the Trustee and the Pension Trustee, at the reasonable request of the other, shall execute and deliver to the other such notices of the subordination and other provisions of this Agreement, in recordable form, and shall execute and deliver such other documents and instruments and take such other actions, as shall reasonably be necessary to carry out the intentions or to facilitate the performance of this Agreement including, without limitation, in connection with any Remedial Action of which such Person has received notice. Without limitation to the foregoing, all financing statements in favour of the Trustee or Pension Trustee, as secured creditor, shall expressly refer to the postponement and subordination pursuant to the terms of this Agreement;

(b) **[Intentionally left blank]**; and

(c) In the event any Lien on Shared Collateral is granted to or perfected by either the Credit Agent and/or the Lenders, the Trustee and/or the Noteholders and/or the Pension Trustee and/or the Pension Obligation Holders, the party to which such Lien is granted or by which it is perfected shall cooperate in all reasonable respects with the other(s) to permit the other(s) concurrently to be granted or to perfect a Lien on such Shared Collateral, to the extent that the other is then entitled to a Lien on such Shared Collateral and subject to the terms and conditions of this Agreement.

3.10 Licenses.

(a) Each of the Trustee and the Pension Trustee consents to the granting by the Borrower to the Credit Agent of an irrevocable, exclusive (save and except with respect to the Trustee and the Noteholders and the Pension Trustee and the Pension Obligation Holders in accordance and subject to the terms hereof) licence to use all Proprietary Rights Collateral to enable the Credit Agent and/or the Lenders to realize upon the Loan Agreement Security Documents, including without limitation, by manufacturing and selling the Lenders' Collateral, the exclusivity of which licence shall terminate on the date of full and final repayment of the Loan Agreement Obligations. Such licence and such right shall be world-wide and free of charge. For greater certainty, each of the Trustee and Pension Trustee acknowledges and agrees that the Credit Agent and/or the Lenders shall not be required to pay any costs or other amounts in respect of its or their use of the Proprietary Rights Collateral, including, without limitation, on account of: (i) royalty, rental or similar payments for use of the Proprietary Rights Collateral, or (ii) costs associated with maintaining the Proprietary Rights Collateral. Each of the Trustee and Pension Trustee agrees that, notwithstanding anything to the contrary contained herein, the Noteholders' Liens and Pension Lien in all Proprietary Rights Collateral shall be subject to the Credit Agent's interest therein by virtue of such licence or sublicence (that is, foreclosure on any such Lien will not terminate such license or sublicence).

(b) Each of the Trustee and Pension Trustee consents to the granting by the Borrower to the Credit Agent of an irrevocable, exclusive (save and except with respect to the Trustee and the Noteholders and the Pension Trustee and the Pension Obligation Holders in accordance and subject to the terms hereof) licence to use all Property of the Borrower (whether or not constituting Lenders' Collateral) including, without limitation, the Shared Collateral (hereinafter referred to as the "Other Licenced Property") to enable the Credit Agent and/or the Lenders to realize upon the Loan Agreement Security Documents, including, without limitation, by removing, realizing, manufacturing and/or selling the Lenders' Collateral, the exclusivity of which licence shall terminate on the date of full and final repayment of the Loan Agreement Obligations. Such licence shall be world-wide and, save and except as herein provided, free of charge. For greater certainty, each of the Trustee and Pension Trustee acknowledges and agrees that the Credit Agent and/or the Lenders shall not be required to pay any costs or other amounts in respect of its or their use of the Other Licenced Property save and except as expressly provided in <u>Section 3.10(c)</u>. Each of the Trustee and Pension Trustee agrees that, notwithstanding anything to the contrary contained herein, the Noteholders' Liens and Pension Liens in all Property shall be subject to the Credit Agent's interest therein by virtue of such licence or sublicence (that is, foreclosure on any such Lien will not terminate such license or sublicence).

(c) At any time the Credit Agent is utilizing Fixed Collateral pursuant to the Licences described in <u>Section 3.10(b)</u> or the licences referenced in <u>Section 3.10(f)(ii)</u> the following shall apply:

(i) in the event of such utilization of the Fixed Collateral after full and final payment of all Term Obligations, the Lenders shall indemnify the Trustee and, to the extent such damage or deterioration exceeds the amount of the Note Obligations, the Pension Trustee from all damage to or deterioration of the Fixed Collateral during such utilization, normal wear and tear excepted;

(ii) **[Intentionally Left Blank]**;

(iii) **[Intentionally Left Blank]**

(d) **[Intentionally Left Blank]**

(e) The Credit Agent shall not have any right to assign, convey, transfer or grant licences and sublicences in the Proprietary Rights Collateral and Other Licenced Property (save and except for any Lenders' Collateral) to any other Person, other than, in favour of any agent, representative, receiver and manager (whether appointed privately or by order of any Court) or like person for the purpose of realizing upon the Lenders' Collateral and, subject to the limitations of this Section 3.10, in connection with the uses permitted by Sections 3.10 (a) and (b) above to any Person acquiring Inventory from the Credit Agent in connection with the exercise by the Credit Agent of its rights as a secured creditor of the Borrower with respect to such Inventory, and any purported assignment, conveyance, transfer or grant (except as expressly permitted herein) shall be void and any such assignment, conveyance, transfer or grant permitted hereunder shall not affect the obligations of the Credit Agent or the Lenders hereunder.

(f) In order to give effect to the provisions of this Agreement and to ensure that the Licenses confer on the Credit Agent and the Lenders the rights and benefits contemplated thereby, each of the Trustee and the Pension Trustee hereby:

(i) grants to the Credit Agent and the Lenders an irrevocable, exclusive licence and an irrevocable, non-exclusive licence to use the Proprietary Rights Collateral on the terms and conditions set out in Section 3.10 (a) of this Agreement;

(ii) grants to the Credit Agent and the Lenders an irrevocable, exclusive licence and an irrevocable non-exclusive licence to use the Other Licenced Property on the same terms and conditions set out in Section 3.10 (b) of this Agreement;

(iii) subordinates all Noteholders' Liens and Pension Liens in the Proprietary Rights Collateral and Other Licensed Property to the Licences; and

(iv) subordinates all Noteholders' Liens and Pension Liens in the Shared Collateral to the Licences.

3.11 **Business Interruption Proceeds.**

(a) The parties to this Agreement hereby agree that until full and final repayment of all Loan Agreement Obligations, the Credit Agent (and any successor to the Credit Agent) and, after full and final repayment of all Loan Agreement Obligations, the Trustee (or any successor to the Trustee), shall act as the depositary for the purpose of receiving and distributing Business Interruption Proceeds on the terms and conditions set forth in this Section 3.11 and further agree that the Credit Agent or the Trustee, as applicable, (the "Insurance Agent") shall be authorized to exercise such powers as are expressly delegated to the Credit Agent by the provisions of this Section 3.11, together with such powers as are reasonably incidental thereto.

(b) The Borrower, the Trustee, and the Credit Agent agree to cause any Business Interruption Proceeds to be made payable to the Insurance Agent or to deal with the policies of insurance in a manner to enable Business Interruption Proceeds to be collected by the Insurance Agent alone and from time to time will do, assign, execute and endorse all transfers, assignments, cheques, loss claims, receipts, writings and things necessary or desirable for that purpose, and for that purpose irrevocably do appoint the Insurance Agent their attorney to do, assign, execute and endorse all transfers, assignments, cheques, loss claims, receipts, writings and things in their name or in the name of any of them as appropriate and on their behalf as the Insurance Agent may consider necessary or desirable.

(c) In the event that any Business Interruption Proceeds are paid to the Insurance Agent, such Business Interruption Proceeds shall be disbursed as follows:

(i) to the Credit Agent, the Lenders' Proportionate Share of Business Interruption Proceeds in respect of such Business Interruption Proceeds so received, and

(ii) the Trustee shall retain for distribution in accordance with the provisions of the Indenture, the Noteholders' Proportionate Share of Business Interruption Proceeds in respect of such Business Interruption Proceeds so received.

(d) If, with respect to a proposed action to be taken by it, the Insurance Agent shall determine in good faith that the provisions of this Section 3.11 relating to the functions or responsibilities of the Insurance Agent are or may be ambiguous or inconsistent, the Insurance Agent shall notify the Credit Agent and the Trustee, identifying the proposed action and the provisions that it considers are or may be ambiguous or inconsistent, and may decline either to perform such function or responsibility or to exercise such discretionary power unless it has received the written confirmation of the Credit Agent and the Trustee that it concurs in the circumstances that the action proposed to be taken by the Insurance Agent consistent with the terms of this Section 3.11 or is otherwise appropriate. The Insurance Agent shall be fully protected in acting or refraining from acting upon the confirmation of the Credit Agent and the Trustee in this respect, and such confirmation shall be binding upon the Credit Agent and the Lenders and the Trustee and Noteholders.

(e) Notwithstanding any provision herein, the Insurance Agent shall not be required to take any action that exposes or, in the good faith judgment of the Insurance Agent may expose, the Insurance Agent or its officers, directors, agents or employees to personal liability unless the Insurance Agent shall be adequately indemnified as provided herein or that is, or in the good faith judgment of the Insurance Agent may be, contrary to applicable law.

(f) Except for action expressly required of the Insurance Agent hereunder, the Insurance Agent shall in all cases be fully justified in failing or refusing to act hereunder unless it shall be indemnified to its satisfaction by the Credit Agent or Trustee, as applicable, in advance against the Lenders or Noteholders, and its applicable proportionate share of any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action.

(g) Neither the Insurance Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Section 3.11 except for its or their own gross negligence, willful misconduct or knowing violations of law. Without limiting the generality of the foregoing, the Insurance Agent (i) may consult with legal counsel, independent public accountants, appraisers, insurance experts and other experts selected by the Insurance Agent and shall not be liable for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants, appraisers or experts, and (ii) shall incur no liability under or in respect of this Section 3.11 by acting upon any representation or warranty of the Borrower made in connection therewith or by acting upon any notice, instruction, consent, certificate or other instrument, writing or communication (which may be by telegram, cable, telex or telephone) in good faith believed by it to be genuine and to have been signed, sent or made by the proper party or parties.

(h) The Insurance Agent shall have no duty with respect to effecting or maintaining any business interruption insurance or notifying the Noteholders, the Lenders or any other party to this Agreement of any failure to insure, inadequacy of insurance or expiry of insurance and the Insurance Agent shall not be responsible in any way for any loss by reason of want or insufficiency of insurance or by reason of the failure of any of the insurers with which business interruption insurance is carried to pay the full amount of any loss in respect of which they may have insured.

(i) If there is any conflict between the provisions of this Section 3.11 and the provisions of any of the Loan Agreement, the Indenture, the Note Security

Documents or the Pension Security Documents respecting the payment to and distribution of Business Interruption Proceeds, the provisions of this Section 3.11 shall prevail.

(j) Notwithstanding anything to the contrary herein, the reasonable costs, fees and expenses (including legal fees) of the Insurance Agent in acting as aforesaid shall be paid from the proceeds of Business Interruption Proceeds in priority to all other distributions and the Borrower hereby indemnifies and saves harmless the Insurance Agent and its officers, directors, employees and agents in respect thereof and in respect of all costs, fees, damages, liabilities, claims and proceedings which may be suffered or incurred by the Insurance Agent in performing its obligations hereunder (save resulting from its own gross negligence or wilful default).

SECTION 4 – RELIANCE, WAIVERS, ETC.

4.1 Creation of Future Obligations.

(a) All of the Loan Agreement Obligations shall be deemed to have been funded by the Lenders and incurred by the Borrower in reliance upon this Agreement, and the Trustee, each Noteholder, the Pension Trustee and each Pension Obligation Holder expressly waives notice to the Trustee, any Noteholder, the Pension Trustee and any Pension Obligation Holder of the acceptance of the subordination and other agreements set forth herein, notice of reliance on such subordination and other agreements and notice of the creation of any of the Loan Agreement Obligations after the date hereof, and agree that the Lenders shall be entitled to rely upon the subordination and other agreements set forth herein at all times in creating the Loan Agreement Obligations. The Trustee, each Noteholder, the Pension Trustee and each Pension Obligation Holder acknowledges and agrees that the Credit Agent and the Lenders have not inquired, and shall have no duty to inquire, into the terms of the prospectus, information memorandum or any similar document pursuant to which the Notes are issued, the Indenture, the Pension Trust Indenture and any of the Pension Security Documents, or any other terms of the Notes or Pension Obligations and the issuance thereof save and except as expressly set forth herein.

(b) All of the Note Obligations and Pension Obligations shall be deemed to have been funded by the Noteholders or Pension Obligation Holders, as applicable, and incurred by the Borrower in reliance upon this Agreement, and the Credit Agent and each Lender expressly waives notice to the Credit Agent or any Lender of the acceptance of the subordination and other agreements set forth herein, notice of reliance on such subordination and other agreements and notice of the creation of any of the Note Obligations or Pension Obligations after the date hereof, and agrees that the Trustee and Noteholders and the Pension Trustee and Pension Obligation Holders shall be entitled to rely upon the subordination and other agreements set forth herein at all times in creating the Note Obligations or Pension Obligations. The Credit Agent and each of the Lenders acknowledges and agrees that the Trustee and the Noteholders and the Pension Trustee and Pension Obligation Holders have not inquired, and shall have no duty to inquire, into the terms of the Loan Agreement, the Loan Agreement Security Documents or any other terms of the Loan Agreement Obligations save and except as expressly set forth herein.

4.2 **Right to Amend, Etc.** As between the Credit Agent, the Lenders, the Trustee, the Noteholders, the Pension Trustee and the Pension Obligation Holders:

(a) The Credit Agent and the Lenders may at any time and from time to time, in their sole discretion, and without any obligation to give any notice or receive any consent from the Trustee or any Noteholder or the Pension Trustee or any Pension Obligation Holder, change the manner, place or terms of payment, or change or extend the time of payment of, or renew, alter, refinance, increase or add to the Loan Agreement Obligations, or obtain, release, or dispose of any Collateral therefor, or amend or supplement in any manner the Loan Agreement, the Loan Agreement Security Documents or any other agreements or instruments evidencing, securing or relating to the Loan Agreement Obligations, and this Agreement shall continue in full force and effect with respect to all such Loan Agreement Obligations; provided, however, that (i) the Credit Agent shall comply with all applicable provisions of this Agreement in respect of any of the foregoing and (ii) the aggregate principal amount of the Loan Agreement Obligations shall not exceed Cdn.$300,000,000 and the principal amount of the Term Loan Obligations shall not exceed Cdn.$50,000,000, plus, in each case, interest thereon and costs and expenses as more particularly provided in the Loan Agreement.

(b) The Trustee, and the Noteholders may at any time and from time to time, in their sole discretion, and without any obligation to give any notice or receive any consent from the Credit Agent or any Lender or the Pension Trustee or Pension Obligation Holders, change the manner or , place or extend the time of payment of, or renew, refinance, increase or add to the Note Obligations, or release any Collateral therefor, or amend or supplement in any manner the Indenture, the Note Security Documents, the Notes or any other agreements, instruments or documents evidencing, securing or relating to the Note Obligations, provided, however, that (i) the Trustee shall comply with all applicable provisions of this Agreement in respect of any of the foregoing; (ii) the aggregate principal amount of the Notes shall in no event exceed U.S.$187,500,000 less the principal amount of all Note Obligations repaid or redeemed or converted in accordance with the terms hereof plus interest, costs and expenses as more particularly provided in the Indenture; and (iii) no changes shall be made to Section 12.18 of the Indenture and no changes shall increase any interest rates or costs or other fees or payments made or to be made by the Borrower, or, without the Credit Agent's consent in its sole discretion, accelerate the time for payment or shorten any maturity date.

(c) The Pension Security Documents shall not be amended or modified in any respect adverse to the interests of the Lenders or Noteholders without the prior written consent of the Lenders and Noteholders.

4.3 <u>Responsibility For Credit Decisions; No Duty to Inform Other Parties.</u>

(a) Each of the Trustee and Pension Trustee has, independently and without reliance on the Credit Agent, any Lender or the directors, officers, agents, employees or attorneys of any thereof, and instead in reliance upon information supplied to it on behalf of Borrower and upon such other information as it has deemed appropriate (including, without limitation, all such information as it deemed advisable with respect to the Borrower's compliance or non-compliance with any environmental laws), made its own independent decision to enter into the Indenture and the Pension Security and to serve as Trustee and Pension Trustee thereunder and under the Note Security Documents and Pension Security Documents; the Trustee and the Pension Trustee shall, for itself and on behalf of the Noteholders and Pension Obligation Holders respectively, independently and without reliance upon the Credit Agent, any Lender or the directors, officers, agents, employees or attorneys of any thereof, continue to make its own independent analysis and decisions in acting or not acting under the Indenture, the Note Security Documents and the Pension Security Documents.

(b) The Credit Agent has, independently and without reliance on the Trustee, any Noteholder or the Pension Trustee or any Pension Obligation Holder or the directors, officers, agents, representatives, employees or attorneys of any thereof, and instead in reliance upon information supplied to it on behalf of Borrower and upon such other information as it has deemed appropriate (including, without limitation, all such information as it deemed advisable with respect to Borrower's compliance or non-compliance with any environmental laws), made its own independent decision to enter into the Loan Agreement and to serve as the Credit Agent thereunder and under the Loan Agreement Security Documents; and the Credit Agent shall, for itself and on behalf of the Lenders, independently and without reliance upon the Trustee, the Pension Trustee, any Pension Obligation Holder, any Noteholder or the directors, officers, agents, employees or attorneys of any thereof, continue to make its own independent analysis and decisions in acting or not acting under the Loan Agreement and the Loan Agreement Security Documents.

(c) Neither the Credit Agent nor any Lender shall have any present or future duty or responsibility to the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder to advise it of information known to any of them regarding the financial condition of the Borrower or of any circumstances bearing upon the risk of nonpayment of the Loan Agreement Obligations, the

Note Obligations or the Pension Obligations and the Trustee, Pension Trustee, each Pension Obligation Holder and each Noteholder acknowledges that neither the Credit Agent nor any Lender has made any representations or warranties to the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder with respect to the due execution, delivery, validity or enforceability of the Loan Agreement Obligations, the existence, condition or value of any of the Lenders' Collateral or as to any other matter whatsoever. If, notwithstanding the foregoing, any such information is conveyed by the Credit Agent or any Lender to the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder, neither the Credit Agent nor any Lender shall have any responsibility to the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder for the accuracy or completeness of any information, nor any continuing duty or responsibility to advise the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder of any inaccuracy in such information that is subsequently discovered, or of any updated or subsequent information, whether or not of like kind.

(d) None of the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder shall have any present or future duty or responsibility to the Credit Agent or any Lender or to any other of them to advise it of information known to any of them regarding the financial condition of the Borrower or of any circumstances bearing upon the risk of nonpayment of the Note Obligations, Pension Obligations or the Loan Agreement Obligations and each of the Credit Agent on behalf of itself and each Lender, the Trustee on behalf of itself and the Noteholders and the Pension Trustee on behalf of itself and the Pension Obligation Holders acknowledges that none of the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder has made any representations or warranties to the Credit Agent or any Lender or to any other of them with respect to the due execution, delivery, validity or enforceability of the Indenture, Notes, Pension Security or Security Documents, the validity or perfection of the Noteholders' Liens or Pension Lien, the validity or enforceability of the Note Obligation, or Pension Obligations the existence, condition or value of any of the Collateral or as to any other matter whatsoever. If, notwithstanding the foregoing, any such information is conveyed by the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder to the Credit Agent or any Lender or to any other of them, none of the Trustee, Pension Trustee, any Pension Obligation Holder or any Noteholder shall have any responsibility to the Credit Agent or any Lender or to any other of them for the accuracy or completeness of any such information, nor any continuing duty or responsibility to advise the Credit Agent or any Lender or any other of them of any inaccuracy in such information that is subsequently discovered, or of any updated or subsequent information, whether or not of like kind.

4.4 Order of Enforcement of Remedial Actions. Subject to all of the terms and conditions of this Agreement:

(a) The Credit Agent and the Lenders, and after full and final repayment of the Loan Agreement Obligations, the Trustee and Noteholders, shall have the right at any and all times to determine the order in which (i) any Remedial Action or other recourse is sought against the Borrower or any other obligor with respect to the Loan Agreement Obligations or Note Obligations, as applicable, and (ii) any or all of the Lenders' Liens or Noteholders' Liens, as applicable, shall be enforced; and the Trustee, on behalf of itself and each Noteholder, and the Pension Trustee, on behalf of itself and each Pension Obligation Holder hereby waive any and all rights to require that the Credit Agent, and after full and final repayment of the Loan Agreement Obligations, the Trustee and Noteholders, pursue or exhaust any rights or remedies with respect to the Borrower or any Borrower Property prior to exercising its rights and remedies with respect to any other Collateral or in any other manner to require the marshalling of assets or security in connection with the exercise by the Credit Agent or any Lender, and after full and final repayment of the Loan Agreement Obligations, the Trustee and Noteholders, of any Remedial Action with respect to Loan Agreement Obligations or Note Obligations, as applicable.

(b) Notwithstanding Section 4.4(a), to the extent that, following the Trustee's enforcement of the Noteholders' Lien, the Trustee has equally and simultaneously available to it Proceeds from the realization of Fixed Collateral and Proceeds from the realization of other Collateral, the Trustee shall use reasonable efforts to apply in payment of the Note Obligations the Proceeds from the realization of other Collateral. This section shall not, however, in any way require the Trustee to seek or exhaust recourse against other Collateral prior to realizing upon Fixed Collateral, nor shall this provision in any way hinder, delay or otherwise impede the Trustee's unfettered discretion to pursue recovery against such of the Collateral as it chooses and to collect and permanently apply against the Note Obligations any and all Proceeds in respect of Fixed Collateral.

SECTION 5 – TERM

This Agreement shall be irrevocable and shall remain in full force and effect until (i) all of the letters of credit issued pursuant to the Loan Agreement have been terminated and the loans, notes and unpaid letter of credit drawings, together with interest, fees and all other Loan Agreement Obligations incurred thereunder are paid in full, all obligations to extend further advances pursuant to the Loan Agreement have been terminated and all Hedging Obligations have been paid in full and the related agreements terminated, or (ii) the payment in full of all of the Notes and all other Note Obligations and all Pension Obligations then due and owing, whereupon, subject to Section 3.6 hereof, this Agreement shall automatically terminate.

SECTION 6 – REPRESENTATIONS AND WARRANTIES

Each of the Credit Agent, the Trustee and the Pension Trustee represents and warrants to the other that:

6.1 It is a duly organized and validly existing banking association, in the case of the Credit Agent, and is a duly organized and validly existing trust company under the laws of Delaware, in the case of the Trustee and a duly organized and validly existing trust company under the laws of Canada in the case of the Pension Trustee; has all requisite power and authority to execute, deliver and perform under this Agreement; and the execution, delivery and performance by it of this Agreement have been duly authorized by all requisite corporate or other action;

6.2 It has been authorized to execute this Agreement on behalf of the Lenders (in the case of the Credit Agent), on behalf of the Noteholders (in the case of the Trustee) and on behalf of the Pension Obligation Holders (in the case of the Pension Trustee) and no further consent or approval on the part of the Lenders, the Noteholders or Pension Obligation Holders is or will be required in connection with the execution, delivery and performance of this Agreement; and

6.3 This Agreement constitutes its valid and legally binding obligation, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other Laws affecting creditors' rights generally.

SECTION 7 – MISCELLANEOUS

7.1 Notices. Whenever it is provided herein that any notice, demand, request, consent, approval, declaration or other communication shall or may be given to or served upon any of the parties by another, or whenever any of the parties desires to give or serve upon any other any such communication with respect to this Agreement, each such notice, demand, request, consent, approval, declaration or other communication shall be in writing and either shall be delivered in person with receipt acknowledged, delivered by reputable overnight courier or telecopied, addressed as follows:

If to the Credit Agent at:

BANK OF AMERICA, N.A.
231 South LaSalle Street
16th Floor
Chicago, Illinois 60697

Attention: Portfolio Manager - Algoma
Telecopier No.: (312) 974-2423

If to the Trustee at:

Rodney Square North
1100 North Market Street
Wilmington, Delaware
U.S.A. 19890-00001

Attention:	Corporate Trust Administration
Telecopier No.:	(302) 636-4143
Telephone No.:	(302) 636-6023

If to the Pension Trustee at:

The Canada Trust Company
4th Floor, Canadian Pacific Tower
100 Wellington Street West
Toronto-Dominion Centre, P.O. Box 1
Toronto, Ontario M5K 1A2

Attention: Vice-President, Corporate Trust & Registered Plan Trust Services
Telecopier No.: (416) 983-2044

If to the Borrower at:

ALGOMA STEEL INC.
105 West Street
P.O. Box 1400
Sault Ste. Marie, Ontario P6A 5P2

Attention: Glen Manchester
Telecopier No.: (705) 945-2767

or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, demand, request, consent, approval, declaration or other communication hereunder shall be deemed to have been duly given or served on the date on which personally delivered, with receipt acknowledged, on the date of delivery by reputable overnight courier service or on the Business Day immediately following the date of telecopier transmission. Failure or delay in delivering copies of any notice, demand, request, consent, approval, declaration or other communication to the persons designated above to receive copies shall in no way adversely affect the effectiveness of such notice, demand, request, consent, approval, declaration or other communication.

7.2 **Entire Agreement: Amendment.**

This Agreement constitutes the entire agreement between the Credit Agent, the Trustee, the Pension Trustee, the Lenders, the Noteholders, the Pension Obligation Holders and the Borrower with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements between the Credit Agent, the Trustee, the Pension Trustee, the Lenders, the Noteholders, the Pension Obligation Holders and the Borrower in respect of such subject matter, whether written or oral. This Agreement may be amended, modified or supplemented only by a written instrument executed by the Credit Agent, the Trustee, and the Pension Trustee and no consent of the Borrower shall be necessary to any amendment provided that following any amendment, the Trustee, the Pension Trustee and Credit Agent notify the Borrower of same.

7.3 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable Law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

7.4 Survival. The representations and warranties of the parties in this Agreement shall survive the execution, delivery and acceptance hereof by the parties hereto until the termination of this Agreement pursuant to Section 5 hereof.

7.5 Counterparts. This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same instrument, and any of the parties hereto may execute this Agreement by signing any such counterpart.

7.6 GOVERNING LAW. THIS AGREEMENT SHALL BE INTERPRETED, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH PROVINCE.

7.7 Parties. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall enure to the benefit of the Credit Agent, the Trustee, the Pension Trustee, the Lenders, the Pension Obligation Holders and the Noteholders and their respective successors and assigns; provided, however, that any successor Credit Agent, Trustee, or Pension Trustee shall expressly assume the obligations of such party hereunder.

7.8 No Third Party Beneficiaries. Nothing contained in this Agreement shall be deemed to indicate that this Agreement has been entered into for the benefit of the Borrower or any other Person except for the Credit Agent, the Trustee, the Pension Trustee, the Lenders, the Noteholders and the Pension Obligation Holders and their respective successors and assigns. Nothing herein shall grant to or for the benefit of the Pension Trustee or Pension Obligation Holders any rights greater than or in addition to those provided for in the Pension Security Documents.

7.9 Legend. The Trustee and Noteholders and the Pension Trustee and Pension Obligation Holders will cause each of the Indenture, the Pension Trust Indenture, the

Notes and notes or bills evidencing the Pension Obligations, as applicable, to bear a legend as follows:

> "This note is subject to the provisions of an intercreditor agreement dated as of January 29, 2002 among, *inter alia*, Algoma Steel Inc., the trustee(s) for the holders hereof and Bank of America, N.A., as the same may be amended, supplemented, revised, restated or replaced from time to time."

7.10 Section Titles. The Section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

7.11 Borrower Acknowledgment. The Borrower (a) acknowledges receipt of a copy of this Agreement; (b) agrees to cooperate with the parties hereto by granting all Liens, and by taking all such other actions, as are contemplated by Section 3.9(c) hereof; (c) acknowledges that it has no rights hereunder; and (d) agrees not to assert any provision hereof as a defense to any Remedial Action (except to the extent that the provisions of this Agreement are expressly referred to in or incorporated in the Loan Agreement, the Indenture, the Pension Trust Indenture or any Security Document as a limitation on its obligations thereunder or on the Credit Agent's, Lenders', the Trustee's, the Pension Trustee's, Pension Obligation Holders' or the Noteholders' rights thereunder) nor to assert any such provision as a counterclaim or basis for set-off or recoupment against any party hereto. Such acknowledgments and agreements by the Borrower do not, however, constitute any amendment, modification, or waiver by it of any provision of the Loan Agreement, the Indenture, the Pension Security or any Security Document or any right available to it.

R:\Client\27151\docs\intercreditor-agr-(2002)-(v1-pension)-8c-kjm.doc

IN WITNESS WHEREOF, this Agreement has been signed and sealed by the undersigned duly authorized signatories of the parties hereto as of the date and year first above written.

WILMINGTON TRUST COMPANY, as Trustee

By: ______________________
Name: Michael W. Diaz
Title: Authorized Signer

By: ______________________
Name: James D. Nesci
Title: Authorized Signer

BANK OF AMERICA, N.A., as the Credit Agent

By: ______________________
Name:
Title:

ALGOMA STEEL INC.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

THE CANADA TRUST COMPANY, as Pension Trustee

By: ______________________
Name: MARY ALLAN
Title: AUTHORIZED SIGNATORY

By: ______________________
Name:
Title: KATHRYN T. THORPE
AUTHORIZED SIGNATORY

R:\Clients\27151\docs\intercreditor-agt-(2002)-(v-pension)-7-kym.doc

IN WITNESS WHEREOF, this Agreement has been signed and sealed by the undersigned duly authorized signatories of the parties hereto as of the date and year first above written.

WILMINGTON TRUST COMPANY, as Trustee

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

BANK OF AMERICA, N.A., as the Credit Agent

By: ______________________
Name:
Title:

ALGOMA STEEL INC.

By: ______________________
Name:
Title:

By: ______________________
Name:
Title:

THE CANADA TRUST COMPANY, as Pension Trustee

By: ______________________
Name: MARY ALLAN
Title: AUTHORIZED SIGNATORY

By: ______________________
Name:
Title: KATHRYN T. THORPE
AUTHORIZED SIGNATORY

R:\Client\27151\docs\intercreditor-agr-(2002)-(v1-pension)-7-kjm.doc